Form 20-F
period 2002-12-31
ASIA PACIFIC RESOURCES LTD
filed 2003-07-01
CIK 949577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐     Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☐    Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
        For the fiscal year ended __________________

or

☒     Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from March 1, 2002 to December 31, 2002

Commission file number 0-26636

ASIA PACIFIC RESOURCES LTD
(Exact Name of Registrant as Specified in Its Charter)

None
(Translation of Registrant's Name into English)

New Brunswick, Canada
(Jurisdiction of Incorporation or Organization)

712C – 12th Street, New Westminster, British Columbia, Canada V3M 4J6
(Address of Principal Executive Offices)

Title of each class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report.

442,225,002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒      Item 18 ☐

(APPLICABLE ONLY TO COMPANIES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐    No ☐     Not Applicable ☒

Special Note Regarding Forward-Looking Statements

FORWARD-LOOKING INFORMATION

Some of the statements contained in this Transition Report are forward-looking statements. They include statements about the Company’s expectations, beliefs, plans, objectives and assumptions about future events or performance. These statements are often, but not always, made through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “anticipate”, “believes”, “estimate”, “intend”, “plan”, “project”, “would” and “outlook”. These forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties beyond the Company’s control. Accordingly, the Company’s actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this Annual Report, and particularly in the section entitled “Risk Factors”. Some of the key factors that have, or may have, a direct bearing on the Company’s results of operations are:

(a)	the Company is subject to substantial risks associated with the business of exploration, development and production of potash and the marketing of potash;

(b)	the absence of commercial reserves, as defined for the purposes of U.S. Securities legislation, on its Property;

(c)
the Company does not currently have sufficient funds to comply with its financial commitments under its Special Prospecting Licenses and Concession Agreement in Thailand and will have to raise additional funds to meet this obligation.

(d)	The Company may not be granted the Prathanabats (Mining Licenses) by the Thai government,

(e)	the Company will need to raise debt and equity capital to have sufficient funds to construct a mine on its Property; (f) costs arising from environmental compliance;

(g)	changes in, or failure to comply with, government regulations, their interpretation or enforcement;

(h)	changes in political, social, business and economic conditions in Thailand; (i) variations in potash prices; (j) ability to market its potash;

(k)	the concentration of the Company’s operations and assets in Thailand;

(l)	the Company’s ability to manage future construction and operations in Thailand;

(m)	changes in business strategy or development plans;

(n)	continuing governmental and community support for the mining industry in Thailand

(o)	changes in general economic and business conditions.

The factors described above and the risk factors referred to in “Risk Factors” could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Therefore, readers should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of such factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F
ASIA PACIFIC RESOURCES LTD.
TABLE OF CONTENTS

TECHNICAL GLOSSARY

Asia Pacific or the Company	Asia Pacific Resources Ltd. including, unless the context or otherwise requires, the Company's subsidiaries

APPC
Asia Pacific Potash Corporation (“APPC”) is a company incorporated under the laws of Thailand and was granted the right to explore and develop the Udon Thani Potash Concession. The Company directly owns 47.5% of the common stock of APPC.

Carnallite	a hydrated mineral chloride of potassium and magnesium, KMgCl36H2O.

Carnallitite	naturally occurring mixture of carnallite and halite.

EIA
Environmental Impact Assessment (“EIA”) Report for APPC covering the Udon South potash mine and the Laem Chabang port was submitted to the Ministry of Science, Technology and Environment’s Office of Environmental Policy and Planning in October 1999, and final approval was given in February 2001.

FOB	free on board.

GPS	Global Positioning System.

Halite	the mineral form of sodium chloride (rock salt).

K2O	potassium oxide.

KCl	potassium chloride.

kg	kilogram.

km	kilometre.

km2	square kilometres.

LOM	life of mine.

m	metre.

Mg	magnesium.

Metro
Metro Resources Company Limited was incorporated under the laws of the Yukon Territory, Canada on August 23, 1996 and continued into the Province of New Brunswick on May 9, 2002. Metro is a wholly owned subsidiary of the Company and owns 27.5% of the common stock of APPC.

MgCl2	magnesium chloride.

MSL	mean sea level.

Mt	million tonne.

Mt/a	million tonne per annum.

NaCl	sodium chloride.

Potash	various potassium salts, primarily potassium chloride, also known as muriate of potash (MOP).

Prathanabat	means a license issued by Thai authorities for mining within the area specified therein.

Property or Udon Thani Concession area
Asia Pacific, directly and indirectly, holds a 90% net interest and is responsible for 100%of the costs, in the Udon Thani Concession granted in June 1993 by the Government of Thailand to explore for, develop, produce and market potash minerals for commercial sale within an area adjoining the Town of Udon Thani in north eastern Thailand (the “Udon

Special Atchayabat or “SPL”	means a permit issued by Thai authorities for exclusive prospecting in a special case within the area specified.

Sylvite	the mineral form of potassium chloride.

Sylvinite	naturally occurring mixture of sylvite and halite (sodium chloride) : the major ore from which potash is extracted.

t	tonne.

t/d	tonnes per day.

t/h	tonnes per hour.

t/a	tonnes per annum.

Udon Thani	A modern city of Thailand located 15 km from the Udon Thani Concession

Wildemere	Wildemere Limited. The Company holds 100% of the participating voting shares of Wildemere Limited which owns 15% of the common stock of APPC.

Conversion into imperial equivalents is as follows:

To Convert	To Imperial Measurement Units	Multiply By
Hectares	Acres	2.471
Metres	Feet	3.281
Kilometres	Miles	0.621
Tonnes	Short tons	1.102
Tonnes KCl	Tonnes K2O	0.631

PART I

Item 1. Identity of Directors, Senior Management and Advisors.

This Form 20F is being filed as a Transition Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

Item 2. Offer Statistics and Expected Timetable.

This Form 20F is being filed as a Transition Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

Item 3. Key Information.

A.	Selected Financial Data.

1.
The following financial information under Canadian Generally Accepted Accounting Principles (“GAAP”) is for the Company's last five completed fiscal year ends (“FYE”). The Company changed its year end from February 28 to December 31 effective for the transition period from March 1, 2002 to December 31, 2002. U.S. GAAP differs in some respects from Canadian GAAP. A reconciliation of these differences has been provided in note 17 of the audited consolidated financial statements of the Company included with this Transition Report. Unless otherwise noted, all currency amounts in this Transition Report are stated in Canadian dollars.

	Ten Months ending December 31, 2002	FYE 2002 $	FYE 2001 $	FYE 2000 $	FYE 1999 $
Canadian GAAP

Interest and other Income	167,379	32,873	172,825	197,465	522,263
Net Loss	(3,963,075)	(12,236,212)	(18,464,735)	(11,342,672)	(9,671,720)
Loss Per Common Share	(0.01)	(0.23)	(0.34)	(0.21)	(0.19)
Total Assets	101,919,206	94,602,691	94,448,637	98,714,506	97,620,184
Net Assets	84,681,394	12,103,494	21,282,247	39,746,982	45,066,451
Share Capital	156,727,265	75,236,994	72,179,535	72,179,535	66,156,332
Deficit	(72,082,014)	(68,118,939)	(55,882,727)	(37,417,992)	(26,075,220)

Common Shares Outstanding	442,225,002	60,093,340	54,467,705	54,467,705	52,004,705

	Ten Months ending December 31, 2002	FYE 2002 $	FYE 2001 $	FYE 2000 $	FYE 1999 $
US GAAP

Interest and other Income	167,379	32,873	172,825	197,465	522,263
Net Comprehensive Loss	(6,093,558)	(14,772,829)	(19,431,860)	(10,198,069)	(10,866,214)
Loss Per Common Share	(0.02)	(0.22)	(0.34)	(0.19)	(0.21)
Total Assets	79,204,511	74,018,479	76,496,528	82,877,633	65,414,162
Net Assets (Deficiency)	60,439,270	(10,008,147)	1,707,223	21,139,083	25,251,995
Common Shares Outstanding	442,225,002	60,093,340	54,467,705	54,467,705	52,004,705

The Company has not paid a dividend in the last five fiscal years.

The following table sets out a history of exchange rates into United States currency from Canadian currency for the periods noted.

As at May 30, 2003 $1.00 U.S. was equal to $1.3708 Cdn.

Average Rate of Exchange of $1.00 Cdn into U.S. Currency for the Calendar Year Ended December 31
High Low	May 2003 1.4263 1.3438	April 2003 1.4639 1.4543	March 2003 1.4801 1.4714	Feb. 2003 1.5161 1.5092	Jan. 2003 1.5442 1.5371	2002 1.5704	2001 1.5484	2000 1.4852	1999 1.4858	1998 1.4831

B.     Capitalization and Indebtedness.

This Form 20F is being filed as a Transition Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

C.     Reasons for the Offer and Use of Proceeds.

This Form 20F is being filed as a Transition Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

D.     Risk Factors

An investment in the shares of the Company must be considered highly speculative due to the nature of the Company’s business and the current stage of exploration and development of its mineral resource properties. In particular the following risk factors apply. The order in which they appear does not necessarily reflect management’s opinion of their order or priority.

The Company is subject to substantial risks associated with the mineral resource exploration and development of its Property.

The Company’s business is subject to risks normally encountered in the mining industry related to exploration and development. The profitability of its business and the market value of its securities will be related to its success in the development of and the placing into production of its Property. Mineral exploration and development involve significant risks and few exploration mineral properties that are explored are ultimately developed into producing mines. Substantial expenditures will be required to place the Property into commercial production.

The Company has no known commercial reserves, as defined for the purposes of U.S. Securities legislation, on its Property.

The Company has no known commercial reserves as defined for the purposes of U.S. Securities legislation on its Property at this time.

The SEC does not accept Canada’s Standards of Disclosure for Mineral Projects (National Disclosure 43-101) under which the Company has a compliant reserve.

Until such time as the Prathanabats (mining license) and all other necessary permits are obtained and sales contracts sufficient to support a production decision are secured, the identified potash resource cannot be classified as a reserve per the SEC standard.

The Company does not currently have sufficient funds to comply with its financial commitments under its Special Prospecting Licenses and Concession Agreement in Thailand and will have to raise additional funds to meet this obligation.

In order to place the Property into commercial production, the Company must obtain a Prathanabats, which requires a future payment of U.S.$5,000,000. As of March 31, 2003, the Company had approximately U.S.$3.4 million in working capital. The Company currently does not have sufficient funds to pay the fee when payment is required and will have to raise additional funds to meet this obligation.

The Company may not be granted the Prathanabats from the Thai government

The Concession Agreement provided that all exploration areas under SPLs expire June 4, 2003, unless applications for Prathanabats had been submitted by that date. On May 29, 2003 the Company submitted the application for four Prathanabats for the mining area covering the Company’s potash deposits described in the existing environmental impact assessment approved by the Thai government in January 2001 (the “Application”). The Application is now under review as provided under Thai law. This process leads to approval, rejection or a request to modify and amend the Application. If the Application is not approved the Company could lose the Property. There can be no assurance that the Application will be approved and that the license will be obtained. .

The Company does not currently have sufficient funds to construct or operate a mine on its Property unless it raises additional funds.

The Company has approximately U.S.$3.4 million of working capital available as of March 31, 2003. Total capital cost for the initial stage is estimated at $US 308 million with the second stage at U.S.$ 221 million; it is anticipated that the second stage can be financed from cash flow such that no additional equity financing would be necessary at that time. The Company will need to obtain financing from outside sources as it does not have sufficient funds to construct or operate a mine on the Udon South deposit. The Company does not currently have any commitments from outside sources for the funding of any portion of the cost of placing the Udon South deposit into production. There can be no assurance that the Company or its subsidiary can raise such financing, or finalize a joint venture with industry partners, raise its proportionate share of such costs in a joint venture with a partner or that these costs will not increase as a result of factors beyond its control.

Future currency exchange rates, costs and prices could have a materially adverse impact on the development of the Company’s Property.

The Company’s estimated costs and prices, including potash selling prices, contained in the 1998 Kilborn Feasibility Study for the Udon South deposit were based on 1998 currency exchange rates, costs and prices. The Company engaged international consultants including AMEC/Ausenco for processing, Steffen, Robertson and Kirsten (Australasia) Pty Ltd. (“SRK”) for resources and mining, Golders for geotechnical and JT Boyd for mining, to evaluate development alternatives the results of which were announced in October 2002. Based on the technical, economic and market studies, the Company has concluded that there is an optimum initial rate of production balancing the various parameters including orderly market entry, technical start-up and commissioning issues. After taking into account the relatively fixed costs of underground access and the transportation infrastructure the optimum was found to be a staged development starting at one million tonnes potash per annum and subsequently scaling up to two million tonnes per annum.

Current values and exchange rates have been used rather than forecasting future trends. If future currency exchange rates, costs and prices change adversely from those used to calculate the estimated costs and prices, they could have a materially adverse impact on the feasibility of placing the Property into commercial production and on the Company’s financial condition.

The Company may not be able to market its potash or to receive an adequate return on invested capital.

If the Property is placed into commercial production, the marketability of the Company’s potash will be affected by numerous factors beyond control of the Company. These factors include market fluctuations, the proximity and capacity of markets to absorb production from the Property; performance of plant and equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of potash and environmental protection; and competition with large established potash mining companies with substantial capabilities and greater financial and technical resources than those of the Company. The exact effect of these factors cannot be accurately predicted. Even if production is achieved, a combination of these factors may result in the Company not receiving any or an adequate return on invested capital.

Some of the Company’s competitors have greater financial, technical, and other resources than it does and it may not be able to compete successfully.

There are a number of large established potash mining companies with substantial capabilities and greater financial and technical resources than those of the Company with which the Company will have to compete to capture markets for its products. There is no established commodity exchange or forward market for potash and the Company will have to compete in terms of price, product quality and quantity, service and reliability with these established companies to capture its market share.

Environmental risks and compliance may create liabilities that could have a material, adverse effect on the Company’s financial position.

Mining operations generally involve a high degree of environmental risk. While certain of the Company’s senior executives have significant experience in mine construction and operation, the Company has not previously constructed or operated a mine and it does not have experience in managing environmental risks. Environmental risks, which include particulate emissions, waste management, mine subsidence, water usage and brine conversion and disposal, are risks against which the Company cannot insure itself or which the Company may elect not to insure. The economic impact of managing environmental risks and remediation of any potential damage may have a material, adverse effect on the Company’s financial position.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions against the Company.

The Company is required to comply with the terms of the Concession Agreement, the Special Prospecting Licenses and Thai laws and regulations respecting various aspects of our proposed mine development and operations. If the Company fails to comply with applicable laws, regulations and permitting requirements, this may result in enforcement actions against it including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of the mining activities and the Company may have civil or criminal fines or penalties imposed upon it for violation of applicable laws or regulations.

The Company has not received any revenues from operations to date and anticipates that it will continue to experience net losses until such time as profitable operations are achieved.

The Company has no earnings record and is unlikely to receive revenues from its operations unless it achieves commercial production. The Company may continue to experience net losses even if it does achieve commercial production.

As the Company’s Property is located in Thailand, actions by the Thai government and currency fluctuations could have an adverse effect on its business.

As the Company’s Property is located in Thailand, currency fluctuations, exchange controls, restriction on foreign investment, changes to laws which affect the Property, changes to tax regimes or political action could impair the value of the Company’s investment, and may adversely affect its financial position and the results of its operations. Thailand has little judicial or administrative experience with large mineral projects and, as a result, the Company does not know how Thailand may deal with mining issues that may arise.

The Company may be adversely affected by fluctuations in foreign exchange rates.

The Company is susceptible to fluctuations in foreign exchange rates, with regard to development of its Property in Thailand. The Company does not use derivative instruments in order to reduce its exposure to foreign exchange risk but it may be required by financing institutions or may elect to adopt such procedures in conjunction with financing the construction of our Property. The Company’s future capital expenditure and product revenue are largely expected to be denominated in U.S. dollars, while operating expenses are expected to be incurred in Thai Baht or U.S. dollars. In the last five years, the Thai Baht has traded in a relatively stable pattern averaging 42 Baht per U.S.$1.00.

The Company’s primary listing is on the Toronto Stock Exchange. However, In the United States the Company’s common shares are subject to the SEC's penny stock rules which could decrease their liquidity.

The Company’s common shares have historically traded at a price of less than U.S.$5.00 and therefore, would be subject to the regulations on penny stocks. As such, the market liquidity for the Company’s common shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the Company’s common shares and the ability of shareholders to sell their common shares at a time and price acceptable to them.

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks”. Penny stocks generally are equity securities with a price of less than U.S.$5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rule requires a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standard risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

Item 4. Information on the Company

A     History and Development of Asia Pacific Resources Ltd.

The Company was incorporated by Memorandum and Articles under the Company Act of the Province of British Columbia on January 29, 1986. By Special Resolution passed by the Company's shareholders on January 7, 2002 and the consent of the Registrar of Companies for British Columbia issued February 14, 2002, the Company continued into the Province of New Brunswick on April 2, 2002 with an authorized capital of an unlimited number of common shares without par value (the "common shares"). As long as it continues to file its Annual Reports with the Director of Corporations for the Province of New Brunswick, unless voluntarily wound-up by its shareholders, the Company will continue in existence. Its principal place of business is located at 712C – 12th Street, New Westminster, British Columbia, V3M 4J6 (telephone number: 604-516-0566). The Company holds a 90% beneficial interest in the Udon Thani Potash Concession through direct and indirect interests in Asia Pacific Potash Corporation.

B     Business Overview

In October 1984, pursuant to a Concession Agreement, APPC was granted the right to explore for, develop, and produce and market potash minerals for commercial sale within the area of a Concession situated in northeastern Thailand and comprising 2,330 square kilometres (“km2”) (the “Udon Thani Concession” or the “Property”). In 1992, in consideration of $69,510 and a 1½% private royalty, payable to three parties associated with former Directors of the Company, calculated on 75% of the revenue received from the sale of potash upon production, the Company acquired the right to earn a 75% interest in APPC, with a 10% interest being held by the Government of Thailand and a 15% interest being held by Thai Central Chemical Company (“Thai Chemical”), subject to Thai Chemical having the right to elect to increase its interest to 27 ½% by paying its proportionate share of the exploration and develop costs incurred. In 1995, Thai Chemical exercised its option and, in 1996, sold its 27 ½% interest in APPC to Metro.

On June 15, 1998, the Company purchased 45,492,500 shares of Metro representing an 88.6% controlling interest, for cash consideration of $4,700,000 and a Promissory Note in the amount of $40,792,500. Metro owns a 27.5% interest in the common stock of APPC.

The Promissory Note was due August 14, 1998, with zero interest to that date, and 15% thereafter. Metro was a public company whose shares were listed for trading on the Vancouver Stock Exchange. The shares were subsequently de-listed in January 1999.

In July/August 1998, the Company completed a $48,000,000 financing, of which $40,792,500 was used to pay out the Promissory Note. Subsequently, in January 1999, the Company issued 615,428 common shares and acquired all of the remaining outstanding Metro shares not previously owned by the Company through a Plan of Arrangement. As a result, Metro became a wholly-owned subsidiary of the Company.

The Company, directly and indirectly through Metro and Wildemere, holds a 90% working interest, in the Udon Thani Concession properties, with a 10% carried stock interest in APPC being held by the Government of Thailand as follows:

The Company – Direct	47½%	(a 52.8% working interest)
The Company Through Metro	27½%	(a 30.6% working interest)
The Company Through Wildemere	15%	(a 16.6% working interest)
Government of Thailand	10%	Carried interest

Convertible Debenture and Pledge Agreement

The $48,000,000 financing to acquire Metro consisted of the following:

1.
a 10% secured Convertible Debenture Series 1, in the aggregate principal amount of $24,460,000 U.S. (the “Convertible Debentures”), issued pursuant to a Trust Indenture (Olympus Capital Holdings Asia I, LP, (“Olympus”) held approximately 72% of the Convertible Debentures); and

2.	the issue of 3,000,000 common shares at $4.00 Cdn per common share.

The Convertible Debentures were to mature in July/August 2000 or be convertible into common shares of the Company at $4.00 Cdn. per common share. Interest at the rate of 10% per annum, compounded annually, and a premium was payable on maturity, but waived on conversion.

As security for the Convertible Debentures, the Company mortgaged and pledged 45,492,500 shares of Metro (being 88.4% of the outstanding shares of Metro) (the “Pledged Shares”). Certificates for the Pledged Shares were deposited pursuant to the Trust Indenture and Pledge Agreement.

Convertible Debentures Extended and Converted

Subsequently, the Trust Indenture was amended to extend the maturity date to October 13, 2001 and to reduce the conversion price to between $1.529 U.S. and $1.784 U.S. per common share, with the actual conversion price being calculated according to a formula based on the number of days that the conversion occurred before maturity. The Convertible Debentures continued to accrue interest at the rate of 10% per year compounded annually, and the Debenture holders were entitled to a premium on maturity. The Company subsequently agreed that the accrued interest and premium were also convertible into common shares of the Company. In addition, the Company agreed to pay statutory withholding tax applicable on interest and premium payments made to the Debenture holders.

As additional security for the Convertible Debentures, Metro pledged 242,000 shares of APPC, which represented 88% of Metro's 27.5% interest in APPC.

Subsequently, as a result of a series of agreements, the maturity date of the Debentures was extended to April 1, 2002, and the price at which the principal amount of the Debentures, including accrued interest and premium payable could be converted, was reduced to $0.20 per common share, and the interest rate on the principal amount and accrued interest, but not the accrued premium, was increased to 14% per annum effective from October 13, 2001 to the new maturity date.

An Extraordinary General Meeting of the shareholders of the Company was held on January 7, 2002 and the shareholders approved the issuance of up to 320,456,390 common shares of the Company on the conversion of the Debentures. On April 1, 2002, 312,971,396 common shares of the Company were issued to the Debenture holders upon the conversion of the Debentures, including principal, interest and premium with Olympus receiving 72% of these common shares.

Olympus Capital agreed to provide a standby facility of $5 million and Crew Development Corporation (“Crew”), a 13.3% shareholder of the Company, agreed to exercise its rights for $4 million under the terms of a rights offering and provide an additional standby facility of $1 million. The standby facilities were to be drawn, up to these agreed maximums if the rights offering were not fully subscribed for by other shareholders. The proceeds of the rights offering, which was completed in April, 2002 (Note 7(b)(i)), to the Consolidated Financial Statements included $5 million drawn from the Olympus Capital standby facility, $1 million from the Crew standby facility and $4 million from the exercise of Crew’s rights. Under the terms of the Conversion Agreement, Olympus Capital and the other former Debenture Holders agreed (subject to certain exceptions):

(i)	for a period of two months not to sell any common shares they receive from the conversion;

(ii)	for a period of 18 months, in any six month period, not to sell any more than one-third of the common shares they receive from the conversion; and

(iii)
for a period of 18 months, not to sell common shares comprising 10% or more of the full diluted common shares they receive from the conversion to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to a single purchaser.

In addition, Crew and its associates and subsidiaries and a former director of Crew and his associates and affiliates agreed to:

(i)	for a period of two months not to sell any common shares;

(ii)
for a period of 18 months, in any six month period, not to sell any more than one-third of the common shares he or they hold following completion of the rights offering (excluding any warrant shares which may be acquired on exercise of warrants); and

(iii)
for a period of 18 months, not to sell common shares comprising 10% or more of the outstanding common shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to any of the foregoing.

Olympus Capital and Crew also agreed to provide up to $800,000 and $200,000, respectively, in interim financing by way of promissory notes to allow the Company to operate and meet its short-term commitments until the closing of the rights offering. As at February 28, 2002, $640,000 of this amount had been drawn from Olympus Capital and $160,000 from Crew. These amounts bore interest at a rate of 10% per annum and were repaid by the Company from the proceeds of the rights offering in April 2002.

The Company previously agreed to reimburse the Debenture Holders residing outside Canada for any Canadian withholding tax due on payment or deemed payment of interest and premium on conversion or full settlement of the Debentures. The estimated liability was being recognized over the term of the debenture as additional financing cost. During the year ended February 28, 2002, the Debenture Holders provided additional information that resulted in the estimated reimbursement being reduced by $2,755,598. This recovery has been recorded as a recovery of prior years’ finance cost on the statement of loss. The estimated accrued liability for reimbursement of withholding taxes at December 31, 2002 is $Nil (February 28, 2002 - $2,015,512).

Rights Offering

As at April 1, 2002, the Company completed a Rights Offering to its shareholders, pursuant to which the shareholders were entitled to subscribe for one Unit for each common share held as at February 20, 2002 (the "Record Date"), at a subscription price of $0.50 per Unit. Each Unit consisted of 2½ common shares of the Company and one warrant. Each warrant entitled the holder, on payment of the exercise price of $1.00 per warrant, to receive an additional 2½ common shares which expired on April 1, 2003. Olympus and Crew Development Corp (“Crew”) had each committed to exercise their rights or provide a standby facility for $5 million. As a result of the Rights Offering, the Company issued 69,160,256 common shares and 69,160,256 warrants, and received proceeds of $13,832,053 (including the standby facilities) with Olympus and Crew each subscribing for 36.2% and other shareholders for 27.6% of the offering.

In January 2003, pursuant to a private placement, the Company issued 21,751,896 common shares at a subscription price of $0.10 per share, for gross proceeds of approximately $2.2 million. Following closing of the private placement, the Company had approximately 464 million common shares outstanding.

Valuation of the Property

As at December 31, 2002, the Company’s Property is recorded at a value of $87,451,256. This includes $25.6 million in capitalized exploration and development expenditures spent by the Company, $45.5 million to acquire Metro's interest (includes the purchase price excess allocated to the project), and $16.4 million to account for the non-tax deductibility of the purchase price paid Metro. In addition as at December 31, 2002, the Company had expended $7,894,269 to acquire surface rights for the surface facilities for the proposed mine.

C.     Organizational structure

Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries. The following chart illustrates the inter-corporate relationships of the Company and its active subsidiaries and their jurisdictions of incorporation. For definitions of certain terms used throughout this document, see the Glossary at the beginning of this Transition Report.

Metro Resources Company Limited

Metro Resources Company Limited (“Metro”) was incorporated under the laws of the Yukon Territory, Canada on August 23, 1996 and continued into the Province of New Brunswick on May 9, 2002. Metro is a wholly owned subsidiary of the Company and owns 27.5% of the common stock of APPC.

Wildemere Limited

Wildemere Limited ("Wildemere") was incorporated under the laws of Thailand to hold 15% of the common stock of APPC and meet Thai ownership rules. The Company holds 100% of the participating voting shares of Wildemere, representing 49.25% of Wildemere’s share capital and local Thai Directors hold non-participating preferred shares, representing 50.75% of the share capital.

Asia Pacific Potash Corporation

Asia Pacific Potash Corporation (“APPC”) is a company incorporated under the laws of Thailand and was granted the right to explore and develop the Udon Thani Potash Concession. The Company holds a 47.5% direct interest in the common stock of APPC.

D.     Property, plant and equipment

Introduction

The Company’s primary asset is its 90% interest in APPC.

The Company initiated exploration within the Property in 1993. As field results were collected, various consultants were commissioned to carry out pre-feasibility studies and ultimately “bankable” feasibility studies. The Company has identified two potash deposits within the Udon Thani Concession, being the Udon South Deposit (formerly called the “Somboon Deposit”) and a second, larger potash deposit, the Udon North Deposit (formerly called the “Udon Deposit”), located within 10 kilometres to the north of the Udon South Deposit.

During 1998, a full independently prepared feasibility study was prepared for the Udon South Deposit. The results of that 1998 feasibility study are not discussed in detail in this Transition Report because in October 2002, the Company announced the results of scoping studies conducted by AMEC/Ausenco and Steffen, Robertson and Kirsten (Australasia) Pty Ltd. (the “Independent Engineers”).

In May, 2003 APPC made application for Mining Leases covering the Udon South deposit and has subsequently completed an updated technical and economic review of the proposed mining project.

The detailed analysis of various alternatives particularly taking into account the requirement for an orderly entry to the potash market and to allow time for training of people from the North East of Thailand so that they can participate directly in the job creation benefits was announced by the Company on June 30, 2003.

The studies indicate there is an optimum balance between the originally planned 2 million tonnes of production per annum and a lower initial production. After taking into account the relatively fixed costs of underground access and the transport infrastructure the optimum is so far found to be an initial 1 million tonnes per annum increasing to 2 million tpa with a plant expansion as the potash market share grows.

Total capital cost for the initial stage is estimated at $US 308 million with the second stage estimated at $US 221 million ($2003). It is anticipated that the expansion to 2 million tpa can be financed from cash flow, such that no additional equity financing will be necessary.

The initial first stage of 1 mta requires less capital, is more straightforward in the development of the underground mine and yet gives around the same expected rate of return as starting immediately at 2 mta. The lower initial revenue is offset by the lower capital cost.

On the basis of the technical work performed by the Independent Engineers, the Company is of the view that all technical work is now essentially complete and that technical work required for the bank funding of the project, after the granting of the Mining Leases, will only comprise some final updating of the cost input data before the project can proceed to implementation.

The Company expects that the implementation of the project will involve a commercial relationship with one or more other companies for the purposes of market development and project financing. The level of third party equity participation to finance the project relative to the level of debt financing potentially will have a diluting effect on existing shareholders directly or on the Company’s holding in the project.

Description and Location

The Udon South Deposit and the larger, lower grade Udon North Deposit are located approximately 500 km north of Bangkok, approximately 15 km from the modern city of Udon Thani (population 350,000) in northeast Thailand. The most thoroughly explored area of the property is the Udon South Deposit. The Udon South Deposit covers an area of approximately 32 km2and the Udon North Deposit covers an area of approximately 60 km2.

Deposit Location Map

1.	The Upper shaded area is the town of Udon Thani.
2.	The middle shaded are is the Udon North Deposit (formerly the “Udon Deposit”).
3	The lower shaded area is the Udon South Deposit (formerly the “ Somboon Deposit”).

The Concession Agreement

The effective date of the Concession Agreement is June 4, 1993. The Concession Agreement provided that all exploration areas under Special Atchaybats, (special prospecting licenses) would expire on June 4, 2003, unless applications for Prathanabats (mining licenses) have been made. On May 29, 2003, the Company submitted the Application for four Prathanabats for the Udon South deposit as described in the existing Environmental Impact Assessment (“EIA”). The approval of the Mining Leases will now follow the structured process under Thai law that leads to the review and approval of the application.

The Prathanabats would grant to APPC the exclusive right to mine, process, dress, extract, remove, bag and store all potash on, within or beneath the mining area, and the right to build, maintain and operate amine and related facilities. In support of the application for Prathanabats, the feasibility study for the Udon South Project must be filed and is further supported by the approved EIA on file. The terms of the Prathanabats mining leases will be for a period of up to 25 years, with possible extensions, with the exact term of the Prathanabats to be the time frame necessary to permit APPC to mine out any proven and probable reserves of the deposit as determined at the time of the application for the Prathanabats.

Upon the receipt of the Prathanabats, APPC will be required to pay to the Thai Government U.S$5,000,000. In addition, the Government is entitled to a 7% royalty on the FOB mine price for potash mined, processed and removed from the mining area. In addition, APPC was required to contribute U.S.$225,000 in 1994 and, thereafter, U.S.$250,000 per year to the Thai Potash Scholarship Fund, to be used by the Thai Department of Mineral Resources for scholarships, staff training, equipment, and other research facilities in the field of potash and phosphates. The contribution is reduced to U.S.$200,000 per year upon commencement of commercial production. It is further reduced by payments made to the Government for surface rights.

If potash production in any year after the fifth year from the commencement of production (being the first period of 30 consecutive days in which the average daily production of potash is at least 70% of the designed capacity of the production facility):

(i)	exceeds the annual rated production capacity (subject to a 5% margin); or

(ii)	exceeds 2,100,000 tonnes of potash; or

(iii)	the capital expenditures of APPC do not exceed minimum capital expenditures (being U.S.$200,000,000 in 1981 U.S. dollars for an annual capacity of 1,000,000 tonnes),

then the Government’s share of net cash flow in any calendar year will be adjusted as follows: If APPC’s internal rate of return is from 20% up to 30%, the Government’s share of net cash flow is 25%, if the internal rate of return is from 30% up to 35%, the Government’s share of net cash flow is 30%, if the internal rate of return is 35% up to 40%, the Government’s share of net cash flow is 40%, and if the internal rate of return is 40% and over, the Government’s share of net cash flow is 50%. Any major expansion after the initial 5 year production period will be treated as a separate project with similar profit sharing calculations.

The Concession Agreement requires APPC to employ at least one Thai national as a geologist. Within three years of the start of commercial production, 100% of unskilled labour, 75% of skilled labour, 75% of clerical, 50% of technical and supervisory, and 50% of management and professional must be Thai nationals, increasing to 100% unskilled labour, skilled labour and clerical, and 85% technical and supervisory and management and professional by the eighth year.

The Concession Agreement and the November 29, 1994 Shareholders’ Agreement between the Company and Metro provides that the Board of Directors of APPC shall consist of up to ten Directors, one of whom is a representative of the Government of Thailand, six of whom represent the Company, and three of whom represent Metro. In June 1998, the Company acquired control of Metro. In January 1999, pursuant to a plan of arrangement, the Company acquired the remaining outstanding shares from minority shareholders of Metro and now owns and controls 100% of the outstanding shares of Metro.

Any dispute in respect to the Concession Agreement that cannot be resolved by the mutual agreement of APPC and the Ministry of Industry is to be submitted to the Minister of Industry for Thailand. If the Minister fails to make a decision on the matter within 60 days or if one of the parties is not satisfied with the decision of the Minister, the matter may be referred to arbitration. APPC and the Government of Thailand will each appoint their own arbitrator, and those arbitrators will appoint a third arbitrator, who shall not be a citizen, national or resident of Thailand or the United States, but shall be a native English-speaking person. The arbitration shall proceed according to the rules of the Thai Commercial Arbitration Rules, and the award of the arbitrators shall be final and binding upon the parties.

Board of Investment (“BOI”) Incentives

The BOI is the principal government agency responsible for providing incentives to stimulate investment in Thailand. The BOI is governed by the Investment Promotion Act and is empowered to grant a wide range of fiscal and non-fiscal incentives and guarantees. The Udon South Project is located in Investment Zone 3, the most heavily promoted geographical region of Thailand. APPC expects to receive certain tax incentives including an exemption from income tax for 8 years from the start of production, with a reduction of 50% from the normal tax rate for a period of 5 years following the tax free period, deduction from taxable profit equal to the operating cost of transportation, electricity and water supply for a period of 10 years from the date on which income is first earned, and deduction of 25% of the capital cost of infrastructure from taxable profit once during the 10 years from the date on which income is first earned.

APPC also expects to receive guarantees against nationalization, competition from new state-owned enterprises, state monopolization and price controls, and permission to export products and bring into the country foreign workers as required.

Private Royalty

The Company's interest in the Udon South and Udon North Deposits are subject to a royalty of 1½% of 75% of the FOB minesite revenues received or payable to APPC from the sale of potash. The royalty is payable to three parties associated with former Directors of the Company

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The population of Udon Thani province is approximately 1.5 million people, with over 70% of the people living in rural settings outside of municipal areas. Agriculture is a key economic sector. There is little industrial development in Udon Thani and most factories are dedicated to serving the agricultural sector. Udon Thani is one of the poorest provinces in Thailand.

The land in the Udon South Project area is relatively flat and lies about 200 m above sea level. Above-ground facilities would cover approximately 2 km 2 of land. Most of this land in the proximity of the area designated for the construction of surface facilities has already been purchased from owners who have voluntarily sold at a premium over the market rate. Proposed underground mining activities would underlie 25 km 2 of land to the south of the above ground facilities. The proposed mine site is not located near any protected environmental areas.

The average mean temperature is 26° C and ranges between average maximum of 32.1°C and an average minimum of 21.6°C. Mean annual rainfall is 1439.7 mm, ranging from a high of 211-280 mm in the August rainy season and less than 81 mm in other months.

An existing railway line owned and operated by the State Railway of Thailand (“SRT”) lies less than 1 km from the proposed mine site. The existing railway line is currently underutilized. Rail access to the site is on land owned by APPC. Road access is from a divided paved highway that is the main highway between Udon Thani and Bangkok.

History

The Udon Thani Concession was granted in 1984; however no exploration work was carried out until 1993. The Udon Thani Concession initially covered an area of 2,330 km2, was reduced to 1,726 km2 in 1996, to 850 km2 in 1998 and to 192 km2 in June, 2001.

Geological Setting

Udon Thani Province is located at latitude 16º 8’ N and longitude 102º 47’E, on the Khorat Plateau, in north-eastern Thailand. The Phu Phan Range divides this plateau into two rock salt basins, Sakhon Nakhon Basin and Khorat Basin. Udon Thani is located within the Sakhon Nakhon Basin. The topographic surface of the area is approximately 180 – 208 above MSL. This area is located adjacent of regional highlands from which local streams originate and flow to lowland areas.

The mining area lies approximately 180 – 208 m above MSL. This area is located at the centre point of regional highlands, from which local streams originate and flow to lowland areas. The general landscape of the project area is flat and generally covered by rain-fed paddy fields.

The Udon Thani Concession area originally occupied approximately 20% of the area of the Sakhon Nakhon Basin on the Khorat Plateau of north-eastern Thailand. Sediments of the Khorat Plateau make up the Khorat Group, a continental deposit that covers central Laos, Cambodia, western Vietnam, north-eastern Thailand and Sichuan Province of south China. In Thailand the Khorat Group, a thick clastic sequence, forms the basement to the Maha Sarakham Formation. The age of much of the Khorat Group is Early Cretaceous and Jurassic.

The Maha Sarakham Formation contains three distinct evaporite units named the Lower, Middle and Upper Salt Units. Each salt unit is overlain by a red-brown clastic unit named the Lower, Middle and Upper Clastics. The Lower Salt Unit contains the potash mineralization.

The sandstones, siltstones and shales of the Phu Thok Formation lie unconformably on the Upper Clastics Unit of the Maha Sarakham Formation.

The remaining area of the Udon Thani Concession covers 192 km2 in the Sakon Nakhon Basin. The Udon South Project is about 15-km southeast of the city of Udon Thani and covers approximately 30 km 2.

The area of the Udon South Mine is distant from any major fault zones. There are small regional faults located about 20 km from the project site; however, the probability of seismic activity is low.

Exploration and Mineralization

Although the Udon Thani Concession was granted in October of 1984, no exploration work was carried out until 1993. During 1993, APPC completed Phase 1 of a three-phase exploration program in respect to the Udon Thani Concession. This phase included a 7-hole initial exploration program on approximately 1 km. centres, seismic surveys, and mapping and surveying programs.

The second phase of the exploration program commenced in early 1994 was completed by May 1995 and included the drilling of 46 additional diamond drill holes that delineated the mineralization boundary of the potash deposit in the initial discovery area now known as the Udon South Deposit. Completed work also included a series of 35 seismic lines totaling approximately 142 km. This geophysical approach was used to investigate the subsurface structures and provide drill targets. Completion of this program confirmed the presence of a high grade sylvinite deposit at an average depth of 300 metres.

A nine hole widely spaced reconnaissance drilling program was completed to the north of the Udon South Deposit extending to the Udon Deposit.

The third phase of the exploration program was completed in early 1996. Approximately 300 km. of reflection seismic survey and a total of 95 drill holes were completed in respect to the Udon South and Udon North Deposits which defined the gross sylvinite resource in these areas. In respect to the Udon South Deposit, a total of 65 holes have defined the global sylvinite resource.

On completion of the 1996/97exploration/development program, a total of 160 diamond drill holes and approximately 500 km. of two-dimensional reflection seismic survey, together with a variety of in-fill geological and geotechnical, metallurgical and other programs, were completed. An additional 35 km. of 2D-seismic survey was completed in 1999 over the Udon North Deposit for a total of approximately 535 km. During first quarter 2000, seven in-fill boreholes, strategically located over the Udon North Deposit were drilled to define resource boundary and continuity.

The only potassium minerals noted to date are sylvite and carnallite which occur as distinct layers, the contact of which may show minor intermixing. Both, however, are intermixed with halite to produce the mineral assemblages known as “sylvinite” and “carnallitite”, respectively. The commercially important sylvinite zone always overlies the carnallitite zone, and contains only negligible magnesium.

Drilling and Downhole Analyses

Drilling was done on a contract basis by Aztec Drilling Co., a Thai firm with its head office in Bangkok.

An Ingersoll Rand rotary rig using a tricone bit was used to set intermediate casing to the Middle Salt horizon. The casing was then cemented in. No core was recovered, but chips were collected and retained for study.

The bore holes were cored from the casing bottom to below the sylvinite zone within the carnallitite horizon, with Longyear “38” and “44” truck mounted drills. “HQ” sized core 63.5 millimetre (“mm”) in diameter was recovered. Circulation was maintained with a saturated sodium chloride solution. Sporadic minor leaching of sylvite mineralization within the sylvinite zone was noted due to drilling fluids being under-saturated in potassium.

Core recovery was identified to be 100% in the sylvinite zone. Cases of core loss were noted in the underlying carnallitite, by the characteristic gamma ray signatures.

Upon hole completion, gamma ray logs were run in each hole, and the hole was sealed from bottom to top with normal Portland cement. During exploration of the Udon Deposit, deviation and caliper logging was also conducted.

The gamma ray logs were presented by the contractor, Auslog, as strip logs. The various rock types that may be clearly differentiated on the gamma ray logs include rock salt (halite), anhydrite, clastics, sylvinite and carnallitite, but the various clastic and halite units are not distinguishable one from another. The major formation breaks outside the cored interval were identified from the gamma logs.

When any unusual situations arose, such as core losses, wash outs or fluid losses, density and caliper logs were run to cross check lithologies against the gamma log. Starting in 1996 with hole #103, all cored holes were also surveyed for direction with down hole continuous read deviation instruments.

Core Handling and Security

Core was boxed, with all salt formations sleeved in plastic, and taken from the drill site to a company core facility at Ban Nong Sung, in the Udon South area. The potash core (sylvinite) was retained at the logging facility, and the remainder of the core was taken to the government core facility at Khon Kaen for storage. All cores were retained under secure locked-door conditions at the Nong Sung and Khon Kaen core storage facilities. Unauthorized personnel were provided access to core under direct supervision of APPC geological personnel only.

All cores retained for assaying were labeled, wrapped in cellophane and/or plastic containers and sealed in boxes for shipment. Upon acquiring special permission from Thai D.M.R. authorities, ore sample shipments were transported from the logging facility in Ban Nong Sung to the Bangkok International Airport where the cores were weighed and registered for shipment to Pioneer Laboratories and/or other independent laboratories in Canada.

Core Logging

The core was logged by APPC’s geologists at APPC’s leased core storage facility. The major formation breaks outside of the cored interval were identified from the gamma logs. The Lower Salt was visually logged in detail with depths tied to the footage blocks in the core boxes.

Core Sampling

After logging, the sample intervals were marked out by the geologist on geologic breaks or 50 cm intervals, whichever is less, in the sylvinite zone, and 1 metre (“m”) intervals in the underlying carnallitite zone. Clay interbeds were not sampled prior to hole 95-63.

The samples were taken as 1 cm square saw cuts, run longitudinally down the side of the core with a dado blade on a table saw. Earlier samples were cut with a normal saw blade, first 12 to 15 mm deep, later 25 to 30 mm deep before the use of the dado blade. The cut material provided fine to coarse grained chips which samples were split with a Jones riffle by the Department of Mineral Resources, Thailand (“D.M.R.”) technicians. One split was sent to the government lab for assay, the remainder was given to APPC for its assaying purposes. Check samples of Udon South core were acquired in 1996/97 by halving and quartering the core. All holes cored since hole #102 were sampled using both groove and quarter core techniques. APPC’s samples were shipped to Canada for original assay by Pioneer Laboratories in New Westminster, B.C. Three independent laboratories were also involved at different stages in check sampling and assaying programs including Saskatchewan Research Foundation, Chemex Labs Ltd. and Lakefield Research Ltd.

Surveying

Reconnaissance survey and hole layout was conducted by using a hand held Global Positioning System instrument (“ GPS”). Roads were mapped by traverses with truck mounted G.P.S. instruments.

On completion of several holes an accurate transit survey was carried out by a local land surveyor.

Assaying

Assaying was conducted by independent qualified Canadian laboratories using industry standard techniques. Samples received from the field were pulverized with a mortar and pestle and a 1 gram (“g”) portion taken for digestion and analysis. Prior to hole 94-33 digestion was by 50 millilitre (“ml”) of 50% nitric acid followed by dilution with water to 100 ml and ICP/ES finish. From hole 94-33 on digestion has been by 50 ml of 95° water followed by dilution to 100 ml of ICP/ES finish. The change to water digestion was to ensure that no water insoluble potassium or magnesium was being reported.

A quality assurance and quality control check sampling and assaying program was conducted by KWI in order to ensure that reported grades for K20, Mg and Ca were representative of Udon South mineralization as previously disclosed. A quarter of existing cores from selected sylvinite intervals were re-assayed by SRC laboratory in Saskatoon under the supervision of KWI.

The check assays, including assay comparisons with the DMR analysis, and mass balance calculations all indicated the average grades of K20 are consistent with recorded core sample analysis. The assay grades and thickness were

Udon South Deposit Mineralization

The Udon South Deposit has an irregular outline up to 10 km long (E-W) and 6 km wide (N-S), lying between about 300 and 400 metres (m) below surface. The mineralization varies in thickness up to 10 m and averages 3.4 m. The dip is generally less than 15%, trending downward from west to east, and flatter in the east. The potash is overlain by a halite cap of between 1 m and 7 m in thickness (typically 4 m) which will provide support for the weaker, overlying Lower Clastic unit. In many areas the potash is underlain by carnallitite which can decompose if exposed to moisture.

For a potash horizon to be economically mineable it should have continuity over significant distance. It is not practical to demonstrate the continuity of potash horizons by close spaced drilling because a column of mineralization is left unmined around each drill hole in order to avoid the potential risk of water inflow from imperfect capping of the holes at surface. Therefore, details of lithology and structure are determined by geophysical methods, especially seismic reflection surveys, in order to demonstrate that lateral continuity exists. In the Somboon Deposit, a thin claystone horizon and a zone of white borate mineralization in the Lower Salt potash horizon serve as marker beds that indicate ore continuity. The clay marker bed averages 0.1m thick, but is as thin as 0.01 m, and in fact may be present in some holes as a dirty band of salt, not easily recognized as the marker.

In order to determine continuity of the potash horizon two north-south and two east-west traverses were selected. The core from the Lower Salt unit was examined visually in each hole selected for the traverses in greater detail than for general logging, in order to identify the claystone and white borate marker horizons.

Mineral Resource Inventory

The 1998 independently prepared feasibility study reported that upon completion of a geological model for the Udon South deposit, each block of the model was classified into the measured, indicated, or inferred resource category. The classification followed the recommendations of CIM Council published in “Ad Hoc Committee Report, Mineral Resource/Reserve Classification: Categories, Definitions, and Guidelines”, CIM Bulletin, September 1996. In the author of that feasibility report’s opinion, there would be no material difference if the blocks were classified in accordance with the August 20, 2000 CIM Definitions and Guideline as required in NI 43-101.

MINERAL RESOURCE ESTIMATE

Resource Category	Tonnes (millions)	Ave. Thickness (metres)	Ave. Grade (%)
			K2O	Mg
Measured	78	4.3	22.9	0.10
Indicated	147	4.0	23.7	0.10
Sub-Total	225	4.1	23.4	0.10
Inferred	75	3.1	16.3	0.12

KWI expressed the opinion that the confidence levels associated with both measured and indicated resources were sufficiently high to justify their use in the 1998 Feasibility Study.

The estimate prepared by KWI for the 1998 Feasibility Study was stated to be a resource, not a reserve, because the financial evaluation was excluded from KWI’s scope of work and because the detailed studies by specialist consultants on transportation, marketing and environmental matters had not been thoroughly reviewed.

In October 2002 the Company announced the results of scoping studies conducted by AMEC/Ausenco and Steffen, Robertson and Kirsten (Autralasia) Pty. Ltd. (“SRK”) who evaluated development alternatives. SRK estimates that the Udon South Resource totals 302 million tonnes at an average grade of 23.5% K2O (see table below). The measured and indicated resource includes about 30 million tonnes at 26.8% K2O within a high value core area averaging 7.2m in thickness. The Udon South potash resource occurs as a single horizontal sylvinite (potash) bed of consistent thickness and mining conditions.

	Tonnes (million)	%K2O	Average Thickness (meters)

Measured	95	24.5	4.2
Indicated	160	23.2	3.6
Inferred	47	22.9	3.5
Total	302	23.5	3.8

Source: SRK, Udon South phase 1 study, September 2002, estimates by Andrew J
Vigar FAusIMM, Principal SRK Brisbane comply with the requirements of the
Australian JORC Code and Canadian NI43-101

Environmental Assessment

Regulatory approval of the Udon South Project by the Government of the Kingdom of Thailand required the preparation of an Environmental Impact Assessment (“EIA”) Report to present an environmental and socioeconomic baseline study, including a survey of perceptions and attitudes about the project of the directly affected population, as well as impact assessment, mitigation plans, and monitoring systems. An EIA Report was prepared for APPC covering the Udon South potash mine and the Laem Chabang port.

Apart from noise levels during construction and increased traffic, the primary concerns are reported to be the potential for salinization of soils and contamination of surface or ground water from seepage or spillage of brine or pollutants such as lubricants or chemicals. Suitable mitigation and monitoring techniques will be applied and enforced.

The Udon South mine EIA was submitted to the Ministry of Science, Technology and Environment’s Office of Environmental Policy and Planning in October 1999, and final approval was given in February 2001.

Development Plan

On June 30, 2003 the Company announced the results of the updates to its technical and economic review of the proposed Udon South potash mining project. Based on an initial production rate of 1 million tonnes of potash per annum (tpa), increasing to 2 million tpa through a plant expansion as market share grows, the studies project internal rates of return of between 16% and 20% after-tax, for a range of potash prices, international shipping costs and levels of bank debt.

Management believes that the project economics are attractive, particularly with the anticipated long mine life, strong cashflow generation, the high grade of the deposit and the straight forward mining conditions. In addition, the mine will provide Thailand with over 1,000 jobs during the three year construction phase, and 900 direct jobs over a 22 year mine life. The total expected contribution of the Udon South potash mine to the Thai economy is estimated to exceed 260 billion baht (currently U.S.$6.5 billion) considering royalty payments, export earnings, materials purchases and employment benefits.

Total capital cost for the initial stage is estimated at $US 308 million with the second stage estimated at $US 221 million ($2003). It is anticipated that the expansion to 2 million tpa can be financed from cash flow, such that no additional equity financing will be necessary.

The project returns are somewhat lower than previously estimated, mainly as a result of lower assumed global potash prices and higher assumed energy prices. Total operating costs have been estimated at $US53.85/tonne of potash at the export port, slightly higher than in previous estimates. Current values have been used for potash prices, shipping costs and energy costs rather than forecasting future trends.

The Company will incur costs in addition to the direct project costs which will reduce the rate of return to the Company by approximately 1.2% below that of the project. For example, the Company must fund the Thai Government’s 10% partially free carried interest in APPC which holds the project interest. In addition, the Company must pay a private royalty to three parties associated with former Directors of Asia Pacific Resources Ltd.

The Company reviewed development alternatives particularly taking into account the requirement for orderly entry to the market and to allow time for training of people from the North East of Thailand so that they can participate immediately in the job creation benefits. The Company has also undertaken further studies of potential markets in South East Asia where it has a natural cost advantage in respect of shipping. The results of these confidential studies have been incorporated into the overall economic studies of the Company. The large and growing demand in China, an estimated 6 million tonnes in 2003, and in the rest of Asia, an estimated 7 million tonnes, continues to be an immediate focus for the activities of management.

Based on the technical, economic and market studies, the Company has concluded that there is an optimum initial rate of production balancing the various parameters including orderly market entry, technical start-up, and commissioning issues. After taking into account the relatively fixed costs of underground access and the transport infrastructure the optimum was found to be an initial production rate of 1 million fpa of potash, increasing to 2 million tpa with a plant expansion as market share grows.

Management believes the plan for a staged project requires much less initial capital than starting immediately at 2 million tpa, It is expected that project funding can be obtained on terms favourable to Company shareholders. The staged project is also easier to execute, particularly in the development of the underground mine, and significantly reduces the need for, and cost of, rail and port infrastructure. Commercial risks are also reduced. These changes improve the probability that the project will be implemented as planned.

In addition, the design incorporates an improved underground tailings disposal system, and ensures that virtually no tailings will be stored on surface for extended periods, and that all tailings are safely stored underground during the mine’s operating life. This design will reduce the potential for surface subsidence, as mined out areas are filled with tailings. The change also minimizes possible ground water impacts, and addresses concerns brought up by local residents during the Company’s consultations.

On the basis of the studies carried out by international consultants Steffen Robertson and Kirsten for resources and mining, Ausenco/AMEC for processing, Golders for geotechnical, and JT Boyd for mining, Company management is of the view that all field, laboratory and basic design work is now essentially complete and that technical work required for bank funding of the project, after the granting of the mining leases, will only comprise some final updating of cost input data before the project can proceed to implementation.

The Company expects that the implementation of the project will involve a commercial relationship with one or more other companies for the purposes of market development and project financing. The level of third party equity participation to finance the project relative to the level of debt financing potentially will have a diluting effect on existing shareholders directly or on the Company’s holding in the project.

Following the May 29, 2003, submission of the Mining Lease Application, Company management has met with the Thai Government Committee appointed to oversee the process. The Company has listened carefully, and responded to local residents’ concerns regarding possible subsidence and ground water impacts. In addition to official consultations and extensive meetings with local residents, the Company continues to look to engage in dialogue with various Non Government Organizations’ who have expressed opposition to the project in order to understand and respond to their positions.

If other parties become involved in the Udon South Project it may be necessary to re-apply to the Thai Board of Investment (“BOI”) to secure promoted project status in the name of the joint venture or other legal entity. This may be necessary in order to receive the tax concessions previously granted to APPC and incorporated in the financial analysis.

At present, APPC holds the “rights to exploit” the remaining 192 square km of the Concession area. This includes the Udon South and Udon North Deposits. Under the terms of the Concession Agreement, the Thai Government is not required to participate in any funding in order to maintain its 10% interest in APPC; however, any funds advanced on its behalf (i.e., 10% of any equity funding) are recoverable from a positive project cash flow. Each private participant, in addition to its own equity, will be expected to assume responsibility for a pro rata share of the Government’s carried interest.

The Company’s objective is to fund its share of the required Udon South Project obligations through a combination of debt and equity financing or joint venture participation. The total costs to reach a mine construction decision and to construct a mine are anticipated to be greater than the Company can or would choose to absorb on its own.

Additional financing is expected to be obtained through other project participants. Various legal entities have been examined such as joint ventures or special purpose companies in addition to direct participation in either the Company or APPC. Restructuring APPC may require certain Thai Government approvals, which while there is every expectation that such approvals will be granted, may be time consuming. The Company may conduct a series of financings to support remaining APR project requirements.

In addition to commercial banks, negotiations will continue with a number of multi-lateral agencies such as the International Finance Corporation, the Export Development Corporation of Canada, and Kreditanstalt für Wiederaufbau of Germany, which have expressed interest in project financing. Subordinated loans, financial leases and working capital loans may also be incorporated in the overall financial structure.

Udon North Potash Deposit

The centre of the Udon North Deposit is located approximately 6 km adjacent and north of the Udon South Deposit. Information pertaining to location, accessibility, climate, and infrastructure and physiographic history of the property, its general geological setting, exploration and mineralization are substantially the same as that disclosed for the Udon South Deposit.

Two primary areas of potash (sylvinite) mineralization have been delineated over a total resource area of approximately 40 square km. A total of 104 reconnaissance and exploration boreholes and approximately 275 line-km. of 2D-seismic surveying have delineated the majority of the resource boundary. Based on a study commissioned in 1998 that developed a geological resource model that met a minimum thickness of 1.5 metres, the Udon North Deposit mineral resource is approximately 1,000 million tonne with an average grade of 18.2% K20. The thickness of the Udon North sylvinite horizon is considerably greater than the Udon South Deposit with an average thickness of approximately 7.5 metres.

Subsequent exploration work on the Udon North Deposit has included a 37 line-km. in-fill 2D-seismic survey conducted in 1999; and a limited drilling program in 2000 that included 7 strategically-located boreholes, to improve upon the geological interpretation, prove local continuity of the sylvinite horizon and simultaneously increase the potential resource estimate.

With the issuance of the Special Atchyabats in June 2001, the Udon Thani Concession area, which includes the Udon North Deposit, was reduced to 192 km2. Consequently, the global resource area of the Udon North Deposit that meets the minimum thickness and cut-off grade has been reduced as a result of certain land being excluded. The Company has commissioned a study to update the geological model and mineral resource estimate that will incorporate the new drilling and seismic data and boundaries of the new concession area.

Item 5. Operating and Financial Review and Prospects.

A.     Operating Results.

Overview

The Company holds a 90% direct and indirect beneficial interest in the Udon Thani Potash concession situated in North East Thailand and has identified two large potash deposits on the Property. The Company’s activities are primarily directed at the development and financing of its potash deposits. Under Canadian GAAP, direct exploration and development costs have been capitalized. Administrative and other costs associated with the evaluation of debt and financing alternatives have been expensed.

Critical Accounting Policies

The Company prepares its Consolidated Financial Statements in conformity with GAAP in Canada, which conforms in all material respects to United States GAAP, except for those items disclosed in Note 17 of the Notes to the Consolidated Financial Statements. For United States readers, the Company has detailed the differences and has also provided a reconciliation of the differences between the United States and Canadian GAAP, where applicable, in Note 17, as referred to above.

The preparation of the Company’s Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The amounts recorded for valuation of non-producing resource properties, future income taxes and useful lives of capital assets, are based on estimates. All estimates are evaluated on an ongoing basis, including those estimates related to asset impairment. The estimates are based on information that is currently available and on various other assumptions that management believes to be reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material. Actual results could vary from those estimates under different assumptions and conditions.

The Company lists all of its significant accounting policies in Note 2 to its Consolidated Financial Statements. Of those significant accounting policies listed in Note 2 to the Consolidated Financial Statements, the Company has identified the following critical accounting policies, which are believed to be the most critical in fully understanding and evaluating the reported financial results:

Change of Accounting Date

The Company changed its financial year-end from February 28 to December 31 effective December 31, 2002.

The Board of Directors determined that it was preferable for the Company to be consistent with the majority of mining companies who prepare their financial statements on a calendar year basis.

Investment in Potash Concession

The Company capitalizes all direct exploration and development expenditures related to the Property until commercial production commences or the investment is abandoned, at which time the costs will be either amortized on a unit-of-production basis or fully charged to operations.

Management regularly reviews the carrying value of the property for impairment or permanent declines in the value of the property by reference to, amongst other things, the project economics including any independent feasibility studies on a property, the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of any producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a property or equipment exceeds its estimated net recoverable amount, provision is made for the decline in value. If the Company is unable to raise sufficient additional funds to advance project development, such funding shortfall may have a material effect on the carrying value of its investment in the Property If there were any impairment or decline in the value of the property, the resulting write-downs would be charged to earnings.

Going Concern Assumption

The Company's financial statements have been prepared on the assumption that the Company will continue as a going concern. The continuation of the Company as a going concern is dependent upon its ability to raise additional funds to complete development of its potash concession and, ultimately, the achievement of profitable operations. On May 29, 2003 the Company applied for the Prathanabats from the Thai government. The Company will need to pay a fee with the granting of the Prathanabats of U.S.$5 million. The process from that point to develop the deposit into a mine includes raising the necessary capital, building the mine, hiring construction and operating staff and securing a market for its potash and ultimately achieving profitable production. The financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Results of operations –unaudited three months to March 31, 2003 compared with three months ended February 28, 2002

The Company incurred a net loss of $1.4 million or $0.03 per share for the three month period ended March 31, 2003 compared to a net loss of $2.2 million or $0.04 per share for the three month period ended February 28, 2002.

Interest received was $40,771 in the three months to March 31, 2003 reflecting the increase in cash in January 2003.

The Company’s expenses for the three months ended March 31, 2003 were $1.4 million, a decrease of $1 million from $2.4 million in the three months ended February 28, 2002. The Company incurred costs of $0.3 million related to the closure of its Vancouver, Canada office including staff termination costs and the non-cash write down of the unamortized cost of furniture and equipment in the Vancouver office.

The reduction in general and administrative costs arises primarily from the elimination of interest costs after the conversion of convertible debentures into common shares of the Company on April 1, 2002. Increases in legal and promotion and travel costs are due to work supporting the Company’s Mining License Application including an active public information program in Thailand. Foreign exchange loss for the three months to March 31, 2003 was immaterial compared to a foreign exchange gain of $0.2 million in the three months ended February 28, 2002.

Results of operations – Ten months ended December 31, 2002 compared to fiscal year ended February 28, 2002

The Company incurred a net loss of $ 4.0 million or $0.01 per share for the ten months period ended December 31, 2002, down 68% from $12.2 million or $0.21 per share for the full fiscal year ended February 28, 2002.

Interest received was $167,379 in the ten months to December 31, 2002 compared to $32,873 in the fiscal year ended February 28, 2002 reflecting the cash proceeds received in April 2002.

During the ten month period to December 31, 2002, the Company incurred $0.7 million in interest expense compared to $8.2 million in the fiscal year to February 28, 2002, a decrease of $7.5 million. This arose from the conversion of convertible debentures into common shares of the Company on April 1, 2002. The Company incurred interest expense on the debentures for only one month of this ten-month accounting period compared to incurring interest costs for the full fiscal year to February 28, 2002.

General and administrative costs, including office, promotion, travel, and corporate compliance, for the ten months to December 31, 2002 was $1.1 million, an increase of $0.4 million from $0.7 million in the fiscal year to February 28, 2002. The Company incurred $0.4 million of new costs as it embarked on an active public information program in Thailand.

Salary expense for the ten months to December 31, 2002 was $1.3 million, a decrease of $0.5 million from $1.8 million in the fiscal year to February 28, 2002. The fiscal year ended February 2002 included a settlement for approximately $900,000 to a former Chief Executive Officer of the Company. The ten-month period to December 31, 2002 included a settlement of approximately $160,000 payable to a former employee who resigned and was entitled to a settlement under the terms of his employment contract.

Excluding these once-off settlements salaries have increased in the ten months to December 31, 2002 due to the hiring of additional staff in Thailand, particularly in the area of community relations, and the recruitment of a new full time Chief Executive Officer.

Foreign exchange gain for the ten months to December 31, 2002 was $0.3 million compared to a foreign exchange loss of $2.4 million in the fiscal year to February 28, 2002. The Principal amount of the debentures, accrued interest and premium were denominated in U.S. dollars. These debentures were converted to common shares in the Company on April 1, 2002. During the ten months to December 31, 2002 the Canadian Dollar and theU.S.Dollar traded in a narrow range with the Canadian Dollar showing a small appreciation.

There was no future income tax recovery for the ten months to December 31, 2002. In the fiscal year to February 28, 2002 there was a non-cash future income tax recovery of $0.2 million relating to the accretion of the debentures.

Results of operations – Fiscal year ended February 28, 2002 compared to fiscal year ended February 28, 2001

The Company incurred a net loss of $12.2 million or $0.21per common share for the fiscal year ended February 28, 2002, down 34% from $18.5 million or $0.34 per common share for the fiscal year ended February 28, 2001.

During the fiscal year 2002, the Company incurred $8.2 million in interest expense compared to $12.1 million in the fiscal year 2001, a decrease of $3.9 million.

  Effective March 1, 2002, the Company adopted the new standard of the Canadian Institute of Chartered Accountants (“CICA”) related to foreign currency translation. The new standard requires all unrealized foreign exchange gains and losses on foreign currency denominated monetary items to be recognized in income in the year they arise. Previously, the Company’s unrealized foreign exchange gains and losses on long-term monetary items were deferred and amortized over the life of the item. The Company has adopted this new accounting standard retroactively and has restated the comparative financial statements to reflect the change in accounting policy. This change in accounting policy has resulted in a decrease of $728,382 in the Company’s deficit at March 1, 2000, an increase of $2,032,282 in the net loss for the year ended February 28, 2001 and a decrease of $1,303,900 in the net loss for the year ended February 28, 2002. The change in accounting policy had no impact on the Company’s balance sheet as at February 28, 2002.
  Included in fiscal year 2001 was $2.8 million in accrued withholding taxes that have been reversed in the fiscal year 2002 and disclosed as a separate line item. During the fiscal year 2001, the Company had agreed to pay any applicable Canadian withholding taxes that would otherwise have had to be withheld from the non-Canadian Debenture Holders in connection with the payment or deemed payment of interest and premium on conversion or full settlement of the Debentures. During the latest fiscal year, the Debenture Holders provided additional information allowing the Company to reduce the total accrued amount of withholding taxes.
  The accretion of the liability component of the Debentures, recorded as interest expense, decreased by $1.6 million over the previous fiscal year. The maturity date of the Debentures was extended during the fiscal year 2001 from August 13, 2000 to October 13, 2001 and the remaining un-accreted liability component of the Debentures at the date of extension was then amortized over the extended term of the Debentures.
  Accrued interest and premium expense on the Debentures increased by $1.0 million due to the compounding effect and higher effective interest and premium rates.

General and administrative costs, including office, promotion, travel, and miscellaneous costs, for the fiscal year 2002 was $0.7 million down by $0.6 million from $1.3 million in the previous fiscal year. The Company undertook cost cutting measures during the fiscal year 2002 to reduce its overall administrative costs.

Consulting fees for the fiscal year ended 2002 were $0.9 million up by $0.6 million from $0.3 million in the previous fiscal year. The Company engaged a number of consultants in Thailand to assist with the development of the potash project, incurring higher consulting costs in the management of the Company and incurred costs in hiring a new Chief Executive Officer.

Salaries expense for the fiscal year 2002 was $1.8 million, up by $0.4 million from $1.4 million in the previous fiscal year. At the beginning of fiscal year 2002, the Company agreed to a termination settlement with its then existing President and Chief Executive Officer for $0.9 million payable on a monthly basis between April 2001 and May 2003. The increase in salaries expense represents primarily the portion of the settlement that would not have been paid as salaries during fiscal year 2001.

Foreign exchange loss for the fiscal year 2002 was $2.4 million down by $0.5 million from $2.9 million in the previous fiscal year. The Principal amount of the Debentures, accrued interest and premium are denominated in U.S.$ and the increase in foreign exchange loss was caused by the appreciation of the U.S. Dollar versus the Canadian Dollar.

Future income tax recovery for the fiscal year 2002 was $0.2 million down $0.3 from $0.5 million in the previous fiscal year. This is a non-cash recovery and it relates to the accretion of the Convertible Debentures.

Results of operations - Fiscal year ended February 28, 2001 compared to fiscal year ended February 29, 2000

Net loss for the fiscal year ended February 28, 2001 was $18.5 million for the fiscal year ended February 28, 2001, an increase of $7.1 million from the loss of $11.4 million incurred in the fiscal year ended February 29, 2000. The major changes were:

  The Company recorded interest charges of $12 million, an increase of $2.7 million over the previous fiscal year which occurred principally as a result of an increase in interest and premium charges for the Convertible Debentures.
  For the fiscal year ended February 28, 2001, the Company recorded a foreign exchange gain of $1.1 million compared to a foreign exchange gain of $549,282 in FYE 2000, a change of $593,369. The Convertible Debentures, accrued interest and premium are denominated in U.S. Dollars. The Canadian Dollar depreciated in value relative to the U.S. Dollar during fiscal 2001.
  The total income tax recovery decreased by $771,708. Actual cash payments for taxes were $25,804 (2000 - $14,025).

B.     Liquidity and Capital Resources – three month period ended March 31, 2003

At March 31, 2003, the working capital of the Company was $4.7 million.

In January 2003, pursuant to a private placement, the Company issued 21,751,896 common shares at a subscription price of $0.10 per share, for gross proceeds of approximately $2.2 million. Following closing of the private placement, the Company had approximately 464 million common shares outstanding.

Other than for administrative expenditures the Company will continue to spend funds on the on-going development of its potash project. The Company expects to have sufficient cash to meet its short-term objectives in particular the public hearing process that follows submission of the Mining License Application. In support of the application by the Company, the feasibility study and the Environmental Impact Assessment, which have previously been completed, have also been filed.

Upon receipt of the Mining License the Company is required to pay to the Thai Government U.S.$5 million.

The Company will need to raise additional funds by early 2004 in order to fund any continuing project development costs, to meet its obligations to pay U.S.$5 million on receipt of the Mining License, for working capital and administrative expenses, to purchase additional land and/or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

Liquidity and Capital Resources – ten month period ended December 31, 2002

At December 31, 2002, the working capital of the Company was $5.2 million.

On February 28, 2002, the working capital deficiency was $65.1 million; although excluding the debentures, accrued interest and premium the Company had a working capital deficiency of $0.8 million.

On April 1, 2002, the Company completed its Rights Offering and received $13.8 million that was partly used to repay $800,000 in promissory notes and to settle $2.1 million in withholding taxes payable by the Company from the conversion of the debentures.

The pro forma impact of the Rights Offering, the conversion of the convertible debentures and repayment of the promissory notes on working capital assuming that these transactions had occurred at the end of fiscal year 2002 would have increased working capital by $78 million so that the pro forma working capital would have been $13 million as at February 28, 2002.

Other than for administrative expenditures the Company will continue to spend funds on the on-going development of its potash project, in particular the submission of its application for a Mining License and the expected cost of the public hearing process that follows from submission of the application.

In January 2003, pursuant to a private placement, the Company issued 21,751,896 common shares at a subscription price of $0.10 per share, for gross proceeds of approximately $2.2 million. Following closing of the private placement, the Company had approximately 464 million common shares outstanding.

The Company expects to have sufficient cash to meet its short-term objectives in particular the submission of the Mining License application. In support of the application by the Company, the feasibility study and the Environmental Impact Assessment, which have previously been completed, must also be filed.

Upon receipt of the Mining License the Company is required to pay to the Thai Government U.S.$5 million.

The Company will need to raise additional funds by early 2004 in order to fund any continuing project development costs, to meet its obligations on receipt of the Mining License, for working capital and administrative expenses, to purchase additional land and/or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing over and above current projected expenditures.

Liquidity and Capital Resources – Fiscal year ended February 28, 2002

At the end of fiscal 2002, the working capital deficiency was $65.1 million, an increase of $10.3 from $54.8 million a year ago. Excluding the Debentures, accrued interest and premium, the Company had a working capital deficiency of $0.8 million at the end of fiscal year 2002 compared to a positive working capital of $1.6 million at the end of fiscal year 2001.

Based on the available working capital, excluding the Debentures, as at February 28, 2001, the Company had anticipated a working capital deficit and the need for additional financing by the end of June 2001 at which time the Company completed a private placement for $3.1 million. The Company expected the proceeds of the private placement to allow it to meet its short-term obligations until at least December 2001 and sufficient time to renegotiate or refinance the Debentures.

Crew and Olympus had also agreed to provide up to $0.8 million and $0.2 million respectively in interim financing to allow the Company to meet its obligations until it completed the Rights Offering. As at February 28, 2002, the Company had drawn a total of $800,000.

On April 1, 2002, the Company completed the Rights Offering and received net proceeds of $13.0 million after repayment of the interim financing provided by Olympus and Crew. The pro forma impact of the Rights Offering, the conversion of the Convertible Debentures and repayment of the promissory notes assuming that these transactions had occurred at the end of fiscal year 2002 would have been an increase in working capital of $78 million. The pro forma working capital would have been $13 million at the end of fiscal year 2002.

The Company does not have sufficient working capital to complete all its development work to allow it to make a mining decision, pay a fee of U.S.$5 million upon receipt of a mining license, purchase remaining required land and fund the construction of a mine. The Company expects to raise additional equity and debt to complete these activities. If the Company is not able to raise sufficient additional funds, it may lose the potash concession.

Investing Activities – ten month period ended December 31, 2002

Investing activities with respect to expenditures on the potash concession were $2.2 million, up from the $1.0 million spent in the year to February 28, 2002.

In the ten months to December 31,2002 the Company has carried out complete reviews of the original scoping and feasibility studies. The Company engaged a team of internationally recognized engineering consulting firms to review the economics of a staged project development. This staged development would allow an accelerated schedule with lower up-front capital expenditure, simpler mine development and more orderly market entry, compared to the Kilborn Western Feasibility Study completed in 1998.

In October 2002 the Company announced the preliminary results of the scoping studies conducted by AMEC/Ausenco and Steffen, Robertson and Kirsten (Australia) Pty Ltd (“SRK”) who evaluated the development alternatives. SRK estimated that the Udon South resource totals 302 million tonnes at an average grade of 23.5% K2O containing a high value core averaging 7.2 metres in thickness.

The study evaluated the development alternatives on criteria including capital requirements, financial returns, optimal production cost and efficient marketing of the product. The expert technical data confirmed the project’s economic viability using a staged project development, starting with one million tonnes of potash per annum and subsequently scaling up to two million tonnes per annum based on several factors including the development of the market.

Investing Activities – Fiscal year ended February 28,2002

Investing activities with respect to expenditures on the potash concession were $1 million, down from $1.4 million due to cash constraints. The Company invested in a deposit of 7.2 million Baht ($0.3 million) to be used as security for a letter of guarantee provided to the Department of Mineral Resources of Thailand for the issuance of special prospecting licenses (“SPLs”). The letter of guarantee will be retired once the Company has met all its obligations under the SPLs. The Company’s minimal expenditures on land for the last two fiscal years were for maintenance purposes only.

Recent pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB") issued Statement of Financial Accounting Standard No. 146 (“SFAS No. 146”), Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the adoption of this statement will not impact the Company's financial statements for 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company does not expect that the adoption of this standard will have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first fiscal period beginning after June 15, 2003. The Company does not expect that the adoption of this standard will have a material impact on the Company’s results of operations or financial position.

C. Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this section is not applicable.

D. Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is not applicable.

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management

The names, municipality of residence, position(s) with the Company and principal occupation(s) of the directors and officers of the Company as of May 31, 2003 follows, including, in the case of directors, any other reporting companies they are a director of. There is no family relationship between any Director or Executive Officer and any other Director or Executive Officer.

		Principal Business Activities Inside the Company	Served as a
Name	Age	and Business Experience	Director/
			Officer Since

JOHN G. BOVARD	57	President and Chief Executive Officer of the Company	April 2, 2002
Director		since April 2002; prior to that, General Manager –
		Resources for Multiplex Constructions Pty. Ltd., Asia
		Pacific Resources Ltd. from March 1991 to April 2002

		Currently a director of Greenwich Resources PLC and
		Danae Resources NL

ROBERT G. CONNOCHIE	62	Mining Industry Consultant since April 2002;	1995
Director		President and Chief Executive Officer of the Company
		from March 2001 to January 2002. Currently a
		Director of Athlone Minerals Ltd.

LEE A. GRABER	56	Managing Director, Endeavour Financial. Previously	April 2, 2002
Director		Vice President – Corporate Development, Homestake
		Mining Company

RICHARD KNIGHT	63	Managing Director, Inco Australia Management Pty	April 2, 2002
Director		Ltd, Previously President and CEO, Iron Ore Company
		of Canada from Sept 2000 to Aug 2001.

EDAN LEE	36	Chairman of the Company since April 1, 2002 and	April 2, 2002
Director		Managing Director, Olympus Capital Holdings Asia

DANIEL MINTZ	41	Founding Managing Director, Olympus Capital	April 2, 2002
Director		Holdings Asia

		Currently a Director of Korea Exchange Bank Credit
		Service Co. Ltd. and Convergys Broadband Asia Ltd.

ARTHUR J. ROTH	70	Fertilizer Industry Consultant	April 2, 2002
Director

KEITH CROSBY	52	Senior Geologist for Asia Pacific Resources Ltd.;	2000
Vice-President – Exploration		previously Senior Geologist for IMC
and Development for Asia
Pacific Potash Corporation Ltd.

B. Compensation

Remuneration of officers and directors

On April 1, 2002, the Company approved the payment of an annual fee of U.S.$10,000 Richard Knight, Arthur Roth and Lee Graber for their services as Directors. The remaining Directors do not receive any annual fee for their services as Directors.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the ten months ended December 31, 2002 in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2002 and the other four most highly compensated executive officers of the Company as at December 31, 2002 whose individual total compensation for the most recently completed fiscal year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as an officer at the end of the most recently completed fiscal year.

The Company currently has five paid executive officers. During the ten months ended December 31, 2002 the Company paid, in salary, fees and bonuses, in all capacities:

Executive Officer and/or Director	Salary or Fees	Other Compensation	Securities under option granted at an exercise price of $0.09[1] and a 5 year term expiring September 9, 2007
John Bovard, President and CEO since April 1, 2002, Director	U.S.$156,333	U.S.$13,500	8,844,500
Robert G. Connochie, President and CEO from March 23, 2001 to April 1, 2002, Director	-	U.S.$105,000[3]	1,770,000
Kwa Boo Leong[2] Vice President Operations, Asia Pacific Potash Corp.	C$56,120	C$27,884
Keith Crosby, Vice President Exploration and Development, Asia Pacific Potash Corp.	C$103,000	C$6,180	1,100,000
Lee A. Graber, Director	U.S.$10,000		1,770,000
Arthur J. Roth, Director	U.S.$10,000		1,770,000
Richard Knight, Director	U.S.$10,000		1,770,000
Edan Lee, Director	Nil		Nil
Daniel Mintz, Director	Nil		Nil

1.	The exercise price of all unexercised options increases by 10% per year compounded annually beginning on the second anniversary of the grant date.

2.	Mr. Leong’s employment ended on July 20, 2002.

Robert G. Connochie ceased to be a Named Executive Officer on April 1, 2002. The Company and Chartwell Ventures Incorporated (“Chartwell”), a private company owned by Mr. Connochie, entered into an eighteen month contract for consulting services. Chartwell is paid U.S.$10,500 consulting fees per month.

Stock Options

During the ten month period ended December 31, 2002, the Company introduced a shareholder approved stock option plan (the “2002 Plan”). Options granted under the 2002 Plan vest over three years as to one-third on each anniversary of the grant date and expire after five years. The exercise price of all unexercised options increases by 10% per year compounded annually beginning on the second anniversary of the grant date. As at December 31, 2002, there are also 387,000 outstanding and fully vested options that were issued under the Company’s prior stock option plan.

Long Term Incentive Plan (LTIP) - Awards in Most Recently Completed Financial Year

Name (a)	Securities Units or Other Rights (#) (b)	Performance or Other Period Until Maturation or Payout (c)	Estimated Future Payouts Under Non-Securities-Price-Based Plans
			Threshold ($ or #) (d)	Target ($ or #) (e)	Maximum ($ or #) (f)
John Bovard	392,500 shares	April 2, 2003	-		-

Termination of Employment, Changes in Responsibility and Employment Contracts

Effective March 1, 1998, the Company included clauses in the contract of its executive officers providing for compensation in the event of the involuntary termination of employment (other than for cause) or in the event of the resignation or retirement for good reason (change in duties, responsibilities or status, or decrease in salaries or benefits) of the executive officer following a change in control of the Company.

As at the fiscal period ended December 31, 2002, the Company had employment contracts through management services companies or directly with some Named Executive Officers.

John Bovard was named President and Chief Executive Officer on April 1, 2002 for a one year renewable term at an annual base salary of U.S.$150,000 plus an annual allowance of U.S.$18,000 and as President and Chief Executive Officer of Asia Pacific Potash Corporation, in Thailand Mr. Bovard is paid an annual base salary of Baht 2.25 Million (about U.S.$52,600). On April 1, 2003 Mr. Bovard was awarded an annual performance bonus in the amount of U.S.$90,000 and issued 392,500 Shares at a deemed value of C$78,500. Mr. Bovard ’s contract with the Company was renewed on April 1, 2003 at an annual base salary in of U.S.$250,000 and he will be eligible for a performance bonus of U.S.$75,000. His contract with the Company’s subsidiary was renewed on the same terms as 2002. Mr. Bovard is entitled to receive cash compensation equal to one year’s base salary at the time of termination if he is terminated without cause.

Robert G. Connochie ceased to be a Named Executive Officer on April 1, 2002. The Company and Chartwell Ventures Incorporated (“Chartwell”), a private company owned by Mr. Connochie, entered into an eighteen month contract for consulting services. Chartwell is paid U.S.$10,500 consulting fees per month. If the contract is terminated without cause the Company will be obligated to pay Chartwell the number of months multiplied by the monthly fee for the time remaining under the term of the Agreement.

Gerald Wright ceased to be a Named Executive Officer on March 22, 2001. The Company negotiated a termination agreement with Mr. Wright that entitles him to receive a termination package worth approximately $900,000, payable on a monthly basis from April.

Remuneration Committee

The Remuneration Committee is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the senior officers; recommending to the Board the compensation of the senior officers; reviewing executive appointments; and recommending the adequacy and form of Directors' compensation.

For information relating to the Remuneration Committee's report on executive compensation, see "Report on Executive Compensation" above. This Committee meets at least once annually and it met three times during the ten months ended December 31, 2002. Currently, the members are Edan Lee and Arthur J. Roth, one of whom is an unrelated Director.

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer consists of an annual base salary of approximately U.S.$205,000 in his first year of employment and U.S.$255,000 thereafter, an annual allowance of U.S.$18,000 per year, stock options to purchase 8,844,500 common shares of the Company, subject to regulatory and the Company’s Board of Directors approvals and an annual performance bonus of U.S.$100,000 per year. The Company also agreed to issue to the Chief Executive Officer 392,500 common shares from treasury on completion of a one-year employment with the Company.

Compensation of Officers

The compensation of the officers of the Company consists of an annual base salary and stock options determined by the Company's Board of Directors.

C.     Board Practices

The Directors of the Company are elected at each Annual General Meeting of shareholders and hold office until the next Annual General Meeting, unless they resign prior to such Meeting. All of the Company's Directors have served since April 2, 2002, except Robert Connochie who was appointed in 1995.

There are no Directors' service contracts with the Company. Pursuant to the terms of an Agreement, Robert G. Connochie, a Director, is entitled to receive cash compensation equal to 18 times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason within 15 months of a change of control, and receive cash compensation equal to 12 times his monthly minimum contract amount if he is terminated without cause or resigns or retires for a good reason more than 15 months but within 18 months of a change of control. John Bovard, the Company's President and a Director, is entitled to receive cash compensation equal to one year of his base salary if he is terminated without cause.

The Company's Audit Committee consists of Edan Lee, Robert Connochie and Lee Graber. The Audit Committee's responsibility is to review with the Company's auditors the Company's financial statements which are to be submitted to the Company's shareholders at an Annual General Meeting. The report of the Audit Committee on the financial statements is submitted to the Company's Board of Directors for review prior to dissemination of the Company's financial statements. The Company has a Remuneration Committee, the members of which are Edan Lee and Arthur Roth. The Committee was established in April 2002 and is presently formulating its terms of reference.

D.   Employees

As at December 31, 2002, the Company had 5 employees based from North America, however by the end of January 2003, with the closure of the Vancouver, B.C. office, there was only 1 employee based from North America. In addition, through its subsidiary, APPC, the Company had 29 permanent employees and 16 temporary employees located in Thailand.

E.     Share Ownership (as at December 31, 2002)

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Shares held at May 31, 2003	Number of Options outstanding at May 31, 2003	Exercise Price	Expiry Date
John Bovard	392,500	8,844,500	$0.09	September 9, 2007
Robert G. Connochie	342,000	132,000 80,000 20,000 1,770,000	$2.98 3.35 4.00 0.09	June 22, 2003 May 7, 2004 May 7, 2004 September 9, 2007
Lee A. Graber	Nil	1,770,000	$0.09	September 9, 2007
Richard Knight	Nil	1,770,000	$0.09	September 9, 2007
Edan Lee	250,022,789[1]	Nil
Daniel Mintz	250,022,789[1]	Nil
Arthur J. Roth	Nil	1,770,000	$0.09	September 9, 2007
Keith Crosby	23,600	100,000 55,000 1,100,000	$4.00 2.98 0.09	September 3, 2003 June 22, 2003 September 9, 2007

1.

Beneficial owners and Managing Director of Olympus Capital Holdings Asia, a company that controls Olympus Capital Holdings Asia I, LP, which owns 250,022,789 common shares of the Company. Olympus Capital Holdings Asia I, LP has agreed with other former debenture holders not to sell common shares of the Company for certain periods of time.

Item 7. Major Shareholders and Related Party Transactions.

A.     Major Shareholders.

The following are the beneficial owners of 5% or more of the common shares of the Company:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Olympus Capital Holdings Asia I, LP¹	250,022,789	56.5%
Debenture holders other than Olympus	88,445,970	20.0%

1.	Under certain circumstances, the other former debenture holders have agreed to vote as instructed by Olympus Capital Holdings Asia I, LP. (“Olympus”). Olympus, and the other former Debenture holders, have agreed that for a period of 18 months following April 1, 2002, will not, transfer, sell or assign in any six month period, any more than one-third of that particular debenture holder’s Shares received upon conversion on April 1, 2002, and for a period of 18 months, will not transfer, sell or assign that particular holders Shares comprising 10% or more of the fully diluted outstanding Shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to a single purchaser.

Olympus Capital Holdings Asia I, LP ("Olympus") is a limited partnership organized under the laws of the Cayman Islands. The general partner in Olympus is controlled by Olympus Capital Holdings Asia (“Olympus Capital”), a direct investment firm that targets significant direct investments in companies operating in Asia. Olympus Capital currently has 20 investment and operating professionals located in Hong Kong, Tokyo, Seoul and New York. Olympus Capital manages over U.S.$500 million, and has invested over U.S.$400 million of capital in over 15 companies on behalf of third party funds and co-investors. The sole limited partner in Olympus is ZAM Holdings, L.P., an investment fund managed by Ziff Brothers Investments (“ZBI”) for the Ziff family. Capitalized with proceeds from the 1985 and 1994 sales of the Ziff family’s publishing assets, ZBI has several U.S.$ Billions under management. Olympus acquired its common shares in the Company in April 2002 through conversion of the Convertible Debentures held by Olympus, and its participation in the Rights Offering.

B.     Related party transactions

Except as disclosed elsewhere in this Transition Report, there were no material transactions in the ten months ended December 31, 2002, or proposed material transactions between the Company or any of its subsidiaries and:

a.	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

b.	associates;

c.	individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the Company, and close members of any such individual’s family;

d.
key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individual’s families;

e.
enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.     Interests of Experts and counsel

This Form 20F is being filed as a Transition Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 8. Financial Information.

A.     Consolidated Statements and Other Financial Information.

The Company’s consolidated financial statements are stated in Canadian dollars ($Cdn.) and are prepared in accordance with Canadian Generally Accepted Accounting Principles, the application of which in the case of the Company conforms in all material respects for the periods presented with United States Generally Accepted Accounting Principles, except as disclosed in note 17 of the financial statements.

Audited financial statements for the ten month period ended December 31, 2002 and the years ending February 28, 2002, and February 28, 2001, together with the auditor’s reports for each of these periods.

Unaudited financial statements for the three month period ended March 31, 2003 and the three months ended February 28, 2002.

The Company does not anticipate declaring a dividend in the forthcoming fiscal year.

B.     Significant Changes.

No significant change has occurred since the date of the unaudited quarterly and audited annual financial statements and notes included in this Transition Report on Form 20F.

Item 9. The Offer and Listing.

This Form 20F is being filed as a Transition Report under the Exchange Act and, as such, is only required to report on the high and low sale prices for the common shares of the Company on The Toronto Stock Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years (in Canadian dollars) as follows:

The price history of the Company’s common shares on The Toronto Stock Exchange is as follows:

	Ten months ended December 31, 2002 (Quarters)				Feb. 2002 (Quarters)				Financial Year Ended
	1st	2nd	3rd	4th	1st	2nd	3rd	4th	Feb. 2001	Feb. 2000	Feb. 1999
High	0.205	0.18	0.16	0.11	0.90	1.05	0.58	0.33	2.00	4.25	4.40
Low	0.15	0.12	0.07	0.065	0.47	0.47	0.18	0.14	.82	1.45	2.35

	May 2003	April 2003	March 2003	February 2003	January 2003
High	$0.07	$0.075	$0.08	$0.09	$0.10
Low	$0.06	$0.06	$0.065	$0.07	$0.08

B.     Plan of Distribution

This Form 20F is being filed as a Transition Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.     Markets

The Company’s common shares trade on The Toronto Stock Exchange in Canada, and on the Frankfurt and Stuttgart Stock Exchanges in Germany under the trading symbol “APQ” and on the OTCBB in the U.S. under the symbol APQCF.

D.     Selling Shareholders

This Form 20F is being filed as a Transition Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.     Dilution

This Form 20F is being filed as a Transition Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.     Expenses of the Issue

This Form 20F is being filed as a Transition Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 10 Additional Information.

A.     Share Capital

This Form 20F is being filed as a Transition Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.     Memorandum and Articles of Association

This information is incorporated by reference to the Company’s registration statement on Form 20F as filed on July 24, 2002.

C.     Material Contracts

The Company has entered into Material Contracts that are other than in the ordinary course of business during the previous two years as follows:

(a)
Trust Indenture dated July 24, 1998 between Asia Pacific Resources Ltd. and Pacific Corporate Trust Company, First Supplemental Indenture dated August 6, 1998, Second Supplemental Indenture dated May 14, 1999, Third Supplemental Indenture dated July 17, 2000 and a Fourth Supplemental Indenture dated October 8, 2001 in respect to Convertible Debentures in the principal amount of $24,460,000 U.S. which were converted into common shares of the Company on April 2, 2002, as a result of which the Company issued 312,971,396 common shares, at $0.20 per common share, and the Trust Indenture and the Convertible Debentures were cancelled.

(b)
Support Agreements dated October 8, 2001, amendments dated December 4, 2001 and January 17, 2002, and the Amending Agreement dated February 5, 2002 and Standby Agreement dated February 4, 2002, pursuant to which Olympus and Crew Development Corporation ("Crew") extended the maturity date of the Convertible Debentures to April 1, 2002, the conversion price of the Convertible Debentures was reduced to $0.20 per common share, the interest accruing on the Debentures was increased to 14% from and including October 13, 2001 to maturity, and Crew agreed to exercise its rights in respect to the Rights Offering to subscribe for further Units in the aggregate amount of $5,000,000, and Olympus agreed to subscribe for up to $5,000,000 of the Units offered under the Rights Offering which was completed on April 1, 2002 (see Item 4 hereof “Rights Offering”).

(c)
Gerald Wright ceased to be the Company's President and Chief Executive Office on March 22, 2001 and the Company negotiated a termination agreement with him which entitles him to receive a termination package worth approximately $900,000, payable on a monthly basis from April 2001 to May 2003.

(d)
Warrant Indenture dated February 5, 2002, pursuant to which Pacific Corporate Trust Company, of 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, was designated Trustee, pursuant to which the warrants may be surrendered for exercise, exchange or replacement.

(e)	John Bovard dated April 1, 2002 for a one year renewable term employment contract.

(f)	Chartwell Ventures Incorporated (“Chartwell”), a private company owned by Robert Connochie dated April 1, 2002 for an eighteen month contract for consulting services.

D.     Canadian Exchange Controls

Limitations on the ability to acquire and hold common shares of the Company may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in the Company. This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

This legislation also requires any person who intends to acquire common shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of the Company’s common shares. If a person already owns 20% or more of the Company’s common shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of the Company’s common shares, other than withholding tax requirements.

There are no specific limitations imposed by Canadian law or the Company’s Articles of Incorporation or By-Laws on the right of non-residents of Canada t hold or to vote the Company’s shares, other than those imposed by the Investment Canada Act (Canada). This legislation subjects an acquisition of control of the Company by a non-Canadian to government review if the value of the Company’s assets as calculated pursuant to the legislation exceeds a threshold amount. The threshold amount is adjusted annually to reflect inflation and the Canadian real growth rate. The threshold amount for 2000 is expected to be $192,000,000 Cdn. where the acquirer is a national or permanent resident of the United States or another country which is a member of the World Trade Organization. The review threshold is currently $5,000,000 Cdn. for acquisitions of control by other non-Canadians. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

The acquisition of a majority of the Company’s voting shares is deemed to be an acquisition of control under the Investment Canada Act (Canada). The acquisition of less than a majority but more than one-third of the Company’s voting shares is presumed to be an acquisition of control unless the acquirer can establish that there is no control in fact by the acquirer through the ownership of voting shares. The acquisition of less than one-third of the Company’s voting shares is deemed not to be an acquisition of control. Share acquisitions in the ordinary course of an acquirer’s business as a trader or dealer in securities are exempt from review under this legislation.

Thailand Exchange Control

Prior to 1990 almost all foreign exchange transactions required approval from the Bank of Thailand. In May 1990, and subsequently thereto, the government substantially relaxed exchange control procedures to comply with the International Monetary Fund requirements on the liberalization of exchange controls. As a result, most foreign exchange transactions now require approval only by a commercial bank on presentation of supporting documents.

Commercial banks may approve the following transactions:

1.	All foreign trade transactions;
2.	Overseas service payments;
3.	Repatriation of investment funds, dividends and profits, loan repayments and interest thereon; and
4.	Foreign direct investments by residents of Thailand or lending to their affiliated companies abroad for amounts not exceeding U.S.$10 million per year.

Other transactions including the purchase of securities and immovable assets outside of Thailand still require approval from the Bank of Thailand.

BOI Investment Incentives

Investment incentives in Thailand are regulated by the Investment Promotion Act 1977 which is administered by the Board of Investment (the "BOI").

The BOI promotes projects which strengthen Thailand's industrial and technological capability, use domestic resources, create employment opportunities, develop basic and support industries, earn foreign exchange, contribute to the economic growth of regions outside of Bangkok, develop infrastructure, conserve natural resources and reduce environmental problems.

APPC has been issued a BOI promotion certificate (No. 1727/2543) on November 22, 2000.

The basic incentives granted thereunder are as follows:

1.
Expatriates who are skilled workers or experts, as well as their spouses and dependents, will be issued visas in such numbers and for such periods of time as the BOI may deem appropriate, and work permits will be issued to the skilled workers or experts for specific positions approved by the BOI for the period of their permitted stay in Thailand.

2.	Permission to own land to such extent as the BOI may deem fit.

3.	Import duty exemption for machinery brought into Thailand as approved by the BOI.

4.
Import duty reduction of seventy-five percent 75% of the normal rates for raw or essential materials imported for use and production for domestic sales for successive periods of one year, subject to a maximum of five years, from the date of first import, provided however, that such raw or essential materials are not being produced or originated within Thailand in quantities sufficient for the production.

5.
Corporate income tax holiday on its net profits derived from the promoted activity (production of muriate of potash and industrial grade salt) for eight years from the date income is first derived from such activity. This exemption also applies to income from sales of by-products, e.g., scraps or wastes from the production process. If APPC has incurred a loss during the eight-year corporate income tax holiday, APPC may deduct such annual loss from its net profits accrued after the period of exemption of the corporate income tax holiday for not more than five years from the expiry date of such period; the deduction may be chosen by APPC from the net profit of one or several years.

6.	Dividends remitted to APPC shareholders derived from the promoted activity during the corporate income tax holiday are exempt from withholding tax (currently 10%).

7.
Reduction of fifty percent (50%) of the normal rate of corporate income tax (currently 30%) on net profit derived from the promoted activity for five years from the expiry date of the eight-year corporate income tax holiday.

8.	Deduction for the purpose of computing its corporate income tax of twenty-five percent (25%) of investments in the installation and construction of facilities, in addition to normal depreciation.

9.	Exemption of import duty on raw and essential materials imported for the manufacture for export for five years from the date of first import.

10.	Exemption of import duty on items imported for re-export for five years from the date of its first import.

11.
Deduction for the purpose of computing corporate income tax five percent (5%) of the increment in export income over the preceding year for ten (10) years from the date income is first derived from such activity (exclusively for income from direct exports, and indirect exports where the export is carried out through third persons without any further production), provided, however, that the export income for such year shall not be less than the average export income during the past three years except in the first two years.

12.	Permission to take or remit money in foreign currencies out of Thailand.

E.     Taxation.

Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold common shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the “Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada from a fixed base therein if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to June 30, 2002. It has been assumed that there will be no other relevant amendment of any governing law, although no assurance can be given in this respect. This summary does not cover any provincial, local and foreign tax consequences (see “United States Income Tax Consequences” below).

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the “Convention”).

The existing Convention between the United States and Canada essentially calls for taxation of shareholders by the shareholder's country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owned in the country of residence is generally available, subject to limitations.

Dividends on Common Shares

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

Disposition of Common Shares

Under the Tax Act, a taxpayer's taxable capital gain or allowable capital loss from a disposition of a common share of the Company is 50% of the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the common share and reasonable expenses of disposition. The amount by which a shareholder's allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of common shares unless the common shares represent “taxable Canadian property”.

Common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the common shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company was owned by the non-resident, persons with whom the non-resident shareholder did not deal at arm's length or the non-resident and such non arms-length persons and in certain other circumstances.

Where a United States resident realizes a capital gain on a disposition of common shares that constitutes “taxable Canadian property”, the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

a.
the value of the common shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

b.
the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the common shares were owned by him when he ceased to be resident in Canada, or

c.
the common shares formed part of the business property of a “permanent establishment” or pertained to a fixed based used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation – “Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time and this does not cover any state, local and foreign tax consequences. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary does not address the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividend on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns common shares representing at least 10% or 20%, respectively, of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sale of Company’s common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld form distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sourced income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains or loss if the common shares are a capital asset in the hands of the U.S. Holder which will by long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding common shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding common shares are held, directly or indirectly by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effect on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable years, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the ten month period ended December 31, 2002 and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy the recordkeeping requirements which will be imposed on a Qualified Electing Fund ("QEF"). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain in the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his common share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a

“controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company re-qualifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such common shares as of the close of the tax year, or (ii) the excess, if any, of (A) the market-to market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to non-electing U.S. Holders, over (B) the mark-to market losses for common shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a “non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions”, as specifically defined, by the Company.

A non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares and all excess distributions over the entire holding period for the Company 's common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is not longer definitionally a PFIC. A non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for non-electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as a security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such common shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” ("CFC") under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of the CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. Tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

F.     Dividends.

Each holder of common shares is entitled to receive dividends if, as and when declared by the Board of Directors, and will participate equally in any distribution of assets upon the liquidation, dissolution or winding-up of the Company. It is not anticipated that a dividend will be declared before the end of the Company's current fiscal year.

G.     Documents on Display.

Copies of the documents referred to in the Annual Report may be inspected at the Company’s office at 712C – 12th Street, New Westminster, British Columbia, V3M 4J6.

I.     Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The Company is susceptible to fluctuations in foreign exchange rates, with regard the costs of the exploration and development of its potash project in Thailand. The Company does not use derivative instruments in order to reduce its exposure to exchange risk. Its exploration and development costs are in Canadian and U.S. Dollars and Thai Baht.

At December 31, 2002 the majority of the Company’s consolidated cash treasury of Cdn $5.8 million was held in Canadian denominated dollars. The Company’s purchasing power of U.S. dollars, to meet U.S. dollar denominated expenditures has increased by 15% for the period December 31, 2002 to May 30, 2003. Had the Company exchanged $1 million Canadian dollars on December 31, 2002 it would have received U.S.$630,000. Had the Company exchanged $1 million Canadian dollars on May 31, 2003 it would have received U.S.$730,000, an increase in purchasing power of 15%.

The Company’s purchasing power of Thai Baht, to meet Thai denominated expenditures has increased by 11% for the period December 31, 2002 to May 30, 2003. Had the Company exchanged $1 million Canadian dollars on December 31, 2002 it would have received Baht 27,314,900. Had the Company exchanged $1 million Canadian dollars on May 31, 2003 it would have received Baht 30,450,700, an increase in purchasing power of 11%.

The capital costs of the proposed potash mine in Thailand are expected to be denominated primarily in U.S. Dollars while operating costs are expected to be denominated primarily in Thai Baht. The project debt is expected to be denominated in U.S. Dollars. The revenues from the potash mine are expected to be denominated in U.S. Dollars. The Company would be susceptible to fluctuations in potash prices.

The Debentures outstanding as at February 28, 2002 were denominated in U.S.$ and converted into common shares of the Company on April 1, 2002 a price of $0.20 per common share.

Item 12. Description of Securities Other than Equity Securities.

A.     Debt Securities.

None.

B.     Warrants and Rights.

Not applicable.

C.     Other Securities.

Not applicable.

D.     American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

The Company is not in default in the payment of principal or interest.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

There has been no material modification to the rights of security holders.

Item 15. [Reserved]

Not applicable.

Item 16. [Reserved]

Not applicable.

PART III

Item 17. Financial Statements.

The Company’s consolidated financial statements are stated in Canadian dollars ($Cdn.) and are prepared in accordance with Canadian Generally Accepted Accounting Principles, the application of which in the case of the Company conforms in all material respects for the periods presented with United States Generally Accepted Accounting Principles, except as disclosed in note 17 of the audited consolidated financial statements of the Company included with this annual report.

Audited consolidated financial statements for the ten months period ending December 31, 2002 and the fiscal years ended February 28, 2002, and February 29, 2001 are included herewith, together with the auditor’s reports for each of these periods.

Unaudited financial statements for the three month period ended March 31, 2003 and the three months ended February 28, 2002 are included herewith.

Item 18. Financial Statements.

The Company has responded to Item 17.

The consolidated financial statements as required under Item 17 are found immediately following the text of this Transition Report. The report of Deloitte & Touche LLP, independent Chartered Accountants, is included herein immediately preceding the audited consolidated financial statements.

Audited Financial Statements:

Report of Auditors, dated March 21, 2003

Consolidated Balance Sheets at December 31, 2002 and February 28, 2002.

Consolidated Statements of Loss and Deficit for the ten months ended December 31, 2002, years ended February 28, 2002, and February 28, 2001 and cumulative from inception to December 31, 2002.

Consolidated Statements of Cash Flows for the ten months ended December 31, 2002 and years ended February 28, 2002, and February 28, 2001, and cumulative from inception to December 31, 2002.

Notes to the Consolidated Financial Statements

Unaudited Financial Statements:

Consolidated Balance Sheets at March 31, 2003 and December 31, 2002.

Consolidated Statements of Loss and Deficit for the three months ended March 31, 2003 compared to three months ended February 28, 2002.

Consolidated Statements of Cash Flows for the three months ended March 31, 2003 compared to three months ended February 28, 2002.

Notes to the Consolidated Financial Statements

Item 19. Exhibits

1.	Articles of Incorporation

	(a)	Incorporated by Reference to Form 20-F Registration Statement and Form 6-Ks:

		(i)	By-Law No. 1A

(b)

		(i)	The Certificate of Continuance

		(ii)	Articles of Continuance

2.	(a)	Instruments defining the rights of holders of equity or debt securities being registered
-- Refer to Exhibit No. 1 --

	(b)	N/A		N/A

	(c)	N/A

3.	Voting Trust Agreements: Not Applicable.			N/A

4.	Material Contracts

	(a)	Incorporated by Reference to Form 20-F Annual Reports and Form 6-Ks:

		(i)	Shareholders Rights Plan Agreement dated July 17, 1996;	N/A

		(ii)	Trust Indenture dated July 24, 1998 between Asia Pacific Resources Ltd. and Pacific Corporate Trust Company, First Supplemental Indenture dated August 6, 1998, Second Supplemental Indenture dated May 14, 1999, and Third Supplemental Indenture dated July 17, 2000

	(b)			N/A

		(i)	Fourth Supplemental Indenture dated October 8, 2001 N/A	N/A

		(ii)	Support Agreement dated October 8, 2001 and amendments dated December 4, 2001 and January 17, 2002 N/A	N/A

		(iii)	Amending Agreement dated February 5, 2002	N/A

		(iv)	Settlement Agreement with Gerald Wright dated March 22, 2001

		(v)	Standby Agreement dated February 4, 2002 between Asia Pacific Resources Ltd., Crew Development Corporation and Olympus Capital Holdings Asia I, LP.

		(vi)	John Bovard Employment Contract dated April 1, 2002

		(vii)	Chartwell Ventures Incorporated Consulting Contract dated April 1, 2002

5.	Foreign Patents: Not Applicable.			N/A

6.	Statement explaining earnings per share calculation: Not Applicable.			N/A

7.	Statement explaining ratio of earnings to fixed charges: Not Applicable.			N/A

8.	List of subsidiaries: Asia Pacific Potash Corporation Ltd. - Incorporated in Thailand Metro Resources Company Limited - a New Brunswick company N/A Wildemere Limited – Incorporated in Thailand			N/A

9.	Not Applicable.			N/A

10.	Not Applicable			N/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASIA PACIFIC RESOURCES LTD.	ASIA PACIFIC RESOURCES LTD.
(Registrant)	(Registrant)

"John G. Bovard"	"Robert Scott"
(Signature)*	(Signature)*

John G. Bovard	Robert Scott
Chief Executive Officer	Chief Financial Officer

Date: June 30, 2003

* Print the name and title of the signing officer under his signature.

CERTIFICATION

I, ROBERT SCOTT, certify that:

1.	I have reviewed this annual report of ASIA PACIFIC RESOURCES LTD.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

•
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

	•	evaluated the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

	•	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

•
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	•	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: June 30, 2003

    /s/ ROBERT SCOTT
Chief Financial Officer

CERTIFICATION

I, JOHN G. BOVARD, certify that:

1.	I have reviewed this annual report of ASIA PACIFIC RESOURCES LTD.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report

4.	The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

•
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

	•	evaluated the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

	•	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

•
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	•	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: June 30, 2003

   /s/ JOHN G. BOVARD
Chief Executive Officer

Management’s Report

Management's Responsibility for the Consolidated Financial Statements

The accompanying financial statements of Asia Pacific Resources Ltd. and its subsidiaries and all information in the Transition Report are the responsibility of management and have been approved by the Board of Directors. The financial statements necessarily include some amounts that are based on management's best estimates, which have been made using careful judgment.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the Transition Report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of Asia Pacific Resources Ltd. and its subsidiaries have developed and continue to maintain systems of internal accounting controls, and segregation of duties and responsibilities whenever possible.

Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this Transition Report principally through its Audit Committee. The Audit Committee meets periodically with management and with the external auditors to discuss the results of audit examinations with respect to the adequacy of internal accounting controls, and to review and discuss the financial statements and financial reporting matters.

The financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants, who have full access to the Audit Committee, with and without the presence of management. Their report follows.

/s/ John Bovard	/s/ Robert Scott

John Bovard	Robert Scott
President and Chief Executive Officer	Chief Financial Officer

March 21, 2003

Auditors’ Report

To the Directors of
Asia Pacific Resources Ltd.

We have audited the consolidated balance sheets of Asia Pacific Resources Ltd. (an exploration stage enterprise) as at December 31, 2002 and February 28, 2002 and the consolidated statements of loss and deficit and cash flows for the ten month period ended December 31, 2002 and each of the years in the two year period ended February 28, 2002 and the period from inception, January 26, 1986 to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the ten month period ended December 31, 2002 and each of the years in the two year period ended February 28, 2002, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the period from inception, January 26, 1986, to December 31, 2002, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and February 28, 2002 and the results of its operations and its cash flows for the ten month period ended December 31, 2002 and each of the years in the two year period ended February 28, 2002 and the period from inception, January 26, 1986 to December 31, 2002 in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 21, 2003

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Shareholders dated March 21, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

United States reporting standards also require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 2 (d) for foreign currency translation and Note 2 (f) for stock compensation. The effect of the adoption of these policies is described therein.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 21, 2003

ASIA PACIFIC RESOURCES LTD
(An exploration stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	February 28,
	2002	2002
ASSETS

CURRENT
Cash	$5,833,316	$739,282
Accounts receivable	93,812	71,749
Prepaid expenses	123,302	69,140
Deferred financing costs (Note 6 (c))	-	117,763
Other current assets	49,094	24,246

	6,099,524	1,022,180
INVESTMENT IN POTASH CONCESSION (Note 3)	87,451,256	85,292,873
DEPOSIT (Note 3)	263,592	264,384
INVESTMENT IN LAND (Note 4)	7,894,269	7,869,915
PROPERTY AND EQUIPMENT (Note 5)	210,565	153,339

	$101,919,206	$94,602,691

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$889,353	$1,065,201
Convertible debentures (Note 6 (a))	-	39,184,920
Interest payable on convertible debentures (Note 6 (b) and (c))	-	25,100,617
Promissory notes payable (Note 6 (d))	-	800,000

	889,353	66,150,738
FUTURE INCOME TAXES (Note 8)	16,348,459	16,348,459

	17,237,812	82,499,197

SHAREHOLDERS' EQUITY

Share capital (Note 7)	156,727,265	75,236,994
Contributed surplus (Note 7 (d))	36,143	-
Equity component of convertible debentures (Note 6 (a))	-	4,985,439
Deficit	(72,082,014)	(68,118,939)

	84,681,394	12,103,494

	$101,919,206	$94,602,691

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

/s/ John Bovard	/s/ Robert G. Connochie

John Bovard, Director	Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD
(An exploration stage enterprise)
Consolidated Statements of Loss and Deficit
(Expressed in Canadian dollars)

	Cumulative	Ten month
	from inception	period ended	Year ended	Year ended
	to December 31,	December 31,	February 28,	February 28,
	2002	2002	2002	2001

			(Note 2(d))	(Note 2(d))

INTEREST AND OTHER INCOME	$3,948,153	$167,379	$32,873	$172,825

EXPENSES
Accounting and legal	2,052,989	449,274	370,243	267,824
Amortization of property and equipment	652,616	60,725	72,226	110,785
Amortization of deferred financing costs	3,127,999	322,159	404,741	517,100
Consulting	3,693,385	218,228	943,226	327,031
Interest and bank charges	35,417,032	700,166	8,235,045	12,068,490
Recovery of prior years' accrued
finance costs (Note 6 (e))	(2,755,598)	-	(2,755,598)	-
Office and miscellaneous	3,261,063	326,318	311,334	428,658
Promotion and travel	5,991,272	731,575	390,267	912,160
Rent	1,169,383	126,273	164,036	157,245
Salaries	10,582,804	1,274,483	1,846,596	1,352,615
Stock compensation expense	114,643	114,643	-	-
Transfer fees and filing costs	741,141	104,557	71,596	71,703

	64,048,729	4,428,401	10,053,712	16,213,611

LOSS BEFORE THE
UNDERNOTED ITEMS	(60,100,576)	(4,261,022)	(10,020,839)	(16,040,786)
FOREIGN EXCHANGE GAIN (LOSS)	(5,461,069)	297,947	(2,413,557)	(2,921,913)
LOSS ON SALE OF INVESTMENTS	(1,806,532)	-	-	-
WRITE-DOWN OF INVESTMENTS	(4,380,918)	-	-	-
WRITE-OFF OF INTEREST IN
MINERAL CLAIMS	(715,920)	-	-	-
SHARE OF NET LOSS ON EQUITY
INVESTMENT	(701,190)	-	-	-

LOSS BEFORE INCOME TAXES	(73,166,205)	(3,963,075)	(12,434,396)	(18,962,699)
INCOME TAX RECOVERY
(EXPENSE) (Note 8)
Current	783,379	-	-	(25,804)
Future	2,475,613	-	198,184	523,768

NET LOSS FOR THE PERIOD	(69,907,213)	(3,963,075)	(12,236,212)	(18,464,735)
DEFICIT, BEGINNING OF PERIOD	-	(68,118,939)	(55,882,727)	(38,146,374)
CUMULATIVE EFFECT OF CHANGE
IN ACCOUNTING POLICY (Note 2 (d))	-	-	-	728,382
DIVIDEND IN KIND (Note 14)	(2,174,801)	-	-	-

DEFICIT, END OF PERIOD	$(72,082,014)	$(72,082,014)	$(68,118,939)	$(55,882,727)

LOSS PER SHARE		$(0.01)	$(0.21)	$(0.34)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING		401,704,206	58,444,181	54,467,705

ASIA PACIFIC RESOURCES LTD
(An exploration stage enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Cumulative	Ten month
	from inception	period ended	Year ended	Year ended
	to December 31,	December 31,	February 28,	February 28,
	2002	2002	2002	2001

			(Note 2(d))	(Note 2(d))

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(69,907,213)	$(3,963,075)	$(12,236,212)	$(18,464,735)
Items not involving cash
Accretion of liability component of
convertible debentures	4,985,439	-	95,486	1,671,879
Interest payable on convertible debentures	25,670,708	681,579	5,173,856	10,395,176
Amortization of property and equipment	652,616	60,725	72,226	110,785
Amortization of deferred financing costs	3,127,999	322,159	404,741	517,100
Loss on sale of investments	1,806,532	-	-	23,084
Stock compensation expense	114,643	114,643	-	-
Write-down of investments	4,380,918	-	-	-
Write-off of interest in mineral claims	715,920	-	-	-
Share of net loss on equity investment	701,190	-	-	-
Foreign exchange (gain) loss and other	3,019,091	(302,279)	2,639,364	2,753,424
Future income tax recovery	(2,475,613)	-	(198,184)	(523,768)

	(27,207,770)	(3,086,248)	(4,048,723)	(3,517,055)
Change in non-cash operating working
capital items (Note 9)	623,145	(276,921)	1,677,284	(120,770)

	(26,584,625)	(3,363,169)	(2,371,439)	(3,637,825)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of share capital	87,012,489	13,832,056	3,057,459	-
Deferred financing costs	(683,894)	(204,396)	(479,498)	-
Convertible debentures, issued for cash	37,064,808	-	-	-
Convertible debentures issue costs	(2,885,028)	-	-	-
Promissory note	-	(800,000)	800,000	-
Payment of withholding tax on convertible
debentures	(2,070,561)	(2,070,561)	-	-

	118,437,814	10,757,099	3,377,961	-

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(1,131,756)	(117,951)	(20,787)	(29,554)
Net proceeds on sale of assets	355,539	-	-	292,473
Investment in Metro Resources Company Ltd.;
less cash acquired at acquisition	(43,939,630)	-	-	-
Investment in land	(6,641,915)	(24,354)	(22,393)	(47,896)
Investment in potash concession	(25,560,086)	(2,158,383)	(970,556)	(1,401,747)
Deposit	(263,592)	792	(264,384)	-
Purchase of investments	(12,077,910)	-	-	-
Proceeds on sale of investments	3,880,897	-	-	-
Mineral claims expenditures	(641,420)	-	-	-

	(86,019,873)	(2,299,896)	(1,278,120)	(1,186,724)

NET CASH INFLOW (OUTFLOW)	5,833,316	5,094,034	(271,598)	(4,824,549)
CASH POSITION, BEGINNING OF PERIOD	-	739,282	1,010,880	5,835,429

CASH POSITION, END OF PERIOD	$5,833,316	$5,833,316	$739,282	$1,010,880

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash payments for taxes		$-	$-	$25,804

On April 1, 2002, the Company issued 312,971,396 common shares upon conversion of the convertible debentures and related interest payable (Note 6).

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

1.

CONTINUING OPERATIONS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.

During the ten month period ended December 31, 2002, the Company incurred a net loss of $3,963,075 (year ended February 28, 2002 - $12,236,212) and at December 31, 2002 has an accumulated deficit of $72,082,014 (February 28, 2002 - $68,118,939). During the ten month period ended December 31, 2002, the Company issued 69,160,265 common shares and warrants in connection with a rights offering for proceeds of $13.8 million and 312,971,396 common shares on conversion and settlement of the convertible debentures and related interest payable. These transactions resulted in a change in control of the Company and eliminated the outstanding long-term debt. In addition, in January 2003 the Company completed a private placement for net proceeds of approximately $2.1 million.

Continuation of the Company as a going concern is dependent upon the successful receipt of a mining license from the Government of Thailand (Note 3), the Company’s ability to raise additional funds to pay the U.S.$ 5 million fee upon receipt of the mining license and to complete the development of its potash concession and ultimately the achievement of profitable operations.

The Company has been engaged in discussions with prospective partners to secure financing for development of its potash concession but there is no assurance that these discussions will be concluded successfully or the financing achieved.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to obtain financing or the mining license to complete development of its potash concession or continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Specific accounting policies are as follows:

(a)

Basis of consolidation

The financial statements include the accounts of the Company’s subsidiary, Asia Pacific Potash Corporation (“APPC”), a company which holds a potash concession in Thailand (Note 3). Of the Company’s 90% beneficial interest in APPC, 27.5% is held through a wholly-owned subsidiary, Metro Resources Company Ltd. Intercompany transactions and balances have been eliminated. During 2002, the Company changed its fiscal year ended to December 31 from February 28 and therefore the statements of loss and deficit and cash flows are prepared for the ten month period ended December 31, 2002.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Property and equipment

Equipment is stated at cost, net of accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method, based on the estimated useful lives of the assets as follows:

Furniture, fixtures and computer equipment	5 years
Exploration equipment	5 years
Vehicles	5 years
Leasehold improvements	Over the lease term

(c)

Deferred financing costs

Deferred financing costs consist of financing expenditures related to the convertible debentures (Note 6). These costs were deferred and amortized over the original and extended term of the debentures.

(d)

Foreign currency translation

Foreign currency monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions.

Effective March 1, 2002, the Company adopted the new standard of the Canadian Institute of Chartered Accountants (“CICA”) related to foreign currency translation. The new standard requires all unrealized foreign exchange gains and losses on foreign currency denominated monetary items to be recognized in income in the year they arise. Previously, the Company’s unrealized foreign exchange gains and losses on long-term monetary items were deferred and amortized over the life of the item. The Company has adopted this new accounting standard retroactively and has restated the comparative financial statements to reflect the change in accounting policy. This change in accounting policy has resulted in a decrease of $728,382 in the Company’s deficit at March 1, 2000, an increase of $2,032,282 in the net loss for the year ended February 28, 2001 and a decrease of $1,303,900 in the net loss for the year ended February 28, 2002. The change in accounting policy had no impact on the Company’s balance sheet as at February 28, 2002.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Potash concession

The Company is capitalizing all direct exploration and development expenditures related to the Potash Concession until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations. Provision will be made, where considered necessary, for permanent declines in the value of the concession.

(f)

Stock-based compensation plans

Effective March 1, 2002, the Company has adopted, on a prospective basis, the new CICA new recommendations with respect to stock-based compensation and other stock-based payments. The new recommendations encourage, but do not require, the use of a fair value based method to account for stock-based compensation to employees whereas any stock-based payments to non-employees must be accounted for using a fair value based method of accounting. The Company has elected to record stock-based compensation to employees based on the fair value at the date of grant. Prior to the adoption of this new standard, the Company did not require any compensation to be expensed when stock options were granted or exercised.

The exercise price of all outstanding stock options granted under the Company’s 2002 stock-based compensation plan increases in future periods in accordance with the terms of the plan (Note 7 (c)). As a result, the fair value of the stock options cannot be reasonably estimated on the date of grant because the exercise price cannot be determined until the options are exercised. When fair value is not determinable at the date of grant, the value of compensation to be recorded is measured each period based on the excess of the current stock price over the exercise price of the stock options at the end of the period. The recorded stock compensation expense will be adjusted to the actual fair value when the exercise price becomes known.

(g)

Loss per share

The Company’s fully diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Future income taxes

The Company accounts for income taxes using the asset and liability method whereby future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not those losses ultimately will be utilized. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be either settled or realized.

(i)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	INVESTMENT IN POTASH CONCESSION The investment in potash concession consists of the following:

	December 31,	February 28,
	2002	2002

Balance, beginning of year	$85,292,873	$84,322,317
Deferred exploration and development expenditures	2,158,383	970,556

Balance, end of year	$87,451,256	$85,292,873

The Company holds a 90% beneficial interest in APPC, a company which holds a potash concession situated in Udon Thani in northeast Thailand, and the Government of Thailand has a 10% carried interest. The Company will recoup the Government of Thailand’s 10% share of exploration, development and capital expenditures out of the Government’s share of dividends from the net profits of APPC, if any, once commercial production has commenced.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

3.

INVESTMENT IN POTASH CONCESSION (Continued)

On June 4, 2001, the Department of Mineral Resources of Thailand (“DMR”) issued to APPC twelve special prospecting licenses (“SPLs”), pursuant to a Concession Agreement with APPC and the Ministry of Industry of Thailand.

The SPLs require APPC to expend on exploration, development and administrative expenditures an amount of U.S.$240,000 in the first and second year, respectively, from the date of issuance. APPC has already extended the minimum required exploration, development and administrative work relating to the first and second year as at December 31, 2002.

The SPLs required APPC to provide a letter of guarantee to the DMR. APPC deposited $263,592 (Baht 7,200,000) with a financial institution to secure the required letter of guarantee. The deposit bears interest at a variable rate (currently 2.5% per annum) and the letter of guarantee for the SPLs will no longer be required when the SPLs expire or are converted into a mining license.

APPC is required to apply for a mining license from the Government of Thailand by June 4, 2003 and ultimately receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. APPC has formally notified the Government of Thailand of its intention to apply for this license by the deadline. A fee of U.S.$5,000,000 is payable upon receipt of the mining license.

The recoverability of the carrying value of the Company’s interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC’s continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

4.

INVESTMENT IN LAND

The investment in land consists of surface rights located in the province of Udon Thani, in northeast Thailand and above a portion of the Udon South deposit. The surface rights consist of approximately 2.0 square kilometres and would be used for the facilities for the proposed Udon South mine.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

5.	PROPERTY AND EQUIPMENT

		December 31,		February 28,
		2002		2002

		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Furniture and fixtures	$384,299	$287,182	$97,117	$53,844
Exploration equipment	11,598	11,598	-	718
Vehicles	63,743	63,452	291	4,832
Leasehold improvements	121,918	104,948	16,970	36,730
Computer equipment	247,744	151,557	96,187	57,215

	$829,302	$618,737	$210,565	$153,339

6.

CONVERTIBLE DEBENTURES

On April 1, 2002, pursuant to an agreement between the debenture holders and the Company, convertible debentures and related interest payable with an aggregate book value of $62,594,276 were converted into common shares of the Company at a conversion price of $0.20 per common share resulting in the issuance of 312,971,396 common shares of the Company.

Details of the original terms of the debentures and subsequent amendments are as follows:

(a)
During the year ended February 28, 1999, the Company issued convertible debentures with a face value of $37,064,508 (U.S.$24,460,000) that were to mature between July 13 and August 13, 2000. The debentures were secured by a security interest in the shares of Metro Resources Company Ltd., bore interest at 10% per year compounded annually, were payable at maturity, and were convertible into 9,000,000 common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $4.00 (U.S.$2.72) per common share. In addition, the Company was to pay the holder a premium of U.S.$88 per U.S.$1,000 principal at maturity or a pro-rated portion of the premium if the convertible debenture was redeemed prior to maturity.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

6.	CONVERTIBLE DEBENTURES

(a)

(continued)

In accordance with the recommendations of the CICA, the convertible debentures were segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at inception, was recorded as a long-term liability. The remaining component, representing the value ascribed to the holders’ option to convert the principal balance into common shares, was classified in shareholders’ equity as “Equity component of convertible debentures”. These components were measured at their respective fair values on the date the convertible debentures were originally issued.

The components of the convertible debentures were as follows:

	December 31,	February 28,
	2002	2002	Issue Date

Debt component	$-	$39,184,920	$29,162,300
Equity component (net of financing
costs of $ 441,156)	-	4,985,439	4,985,439

Over the term of the debt obligation, the debt component was being accreted to the face value of the instrument by the recording of additional interest expense.

(b)

On July 19, 2000, the Company and the debenture holders agreed to an extension to the maturity date of the convertible debentures to October 31, 2001.

The interest rate remained at 10% per year, compounded annually and was payable at the maturity date. The existing premium of U.S.$88 per U.S.$1,000 principal was now payable at the new maturity date. In addition, the Company was to pay the debenture holders an additional premium of U.S.$75.74 per U.S.$1,000 principal at the new maturity date.

The principal amounts of the debentures were now convertible into common shares of the Company at the option of the holder at a conversion price calculated according to a formula. The Company also agreed to pay any withholding tax applicable on payments of premium and interest made to the debenture holders. On conversion, the premium and interest were to be waived.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

6.	CONVERTIBLE DEBENTURES (Continued)

(c)

As of October 9, 2001 and amended on December 4, 2001, January 17, 2002 and February 5, 2002, the Company and Olympus Capital Holdings Asia I, LP (“Olympus Capital”) agreed to convert all the outstanding Debentures into common shares of the Company at a new conversion price, subject to certain conditions. This agreement and its subsequent amendments (the “Conversion Agreement”) were binding on all Debenture Holders.

Under the Conversion Agreement, the principal amount of the Convertible Debentures plus accrued interest and premium were converted into common shares of the Company on April 1, 2002 at a conversion price of $0.20 per share resulting in the issuance of 312,971,396 common shares of the Company. From October 13, 2001, the Convertible Debentures and interest accrued to October 13, 2001, but not the premium, accrued interest at a rate of 14% per annum.

The carrying value of the debentures and related interest payable were reclassified into share capital on the date of conversion. No loss was recognized as a result of the amendments to the conversion terms as the fair value of these amendments was not reasonably determinable given the significant incremental number of shares to be issued on conversion, the inability of the Company to repay the face value of the debentures in cash, and the limited liquidity in trading of the Company’s stock.

Olympus Capital also agreed to provide a standby facility of $5 million and Crew Development Corporation (“Crew”), a 13.3% shareholder of the Company, agreed to exercise its rights for $4 million under the terms of a rights offering and provide an additional standby facility of $1 million. The standby facilities were to be drawn, up to these agreed maximums if the rights offering was not fully subscribed for by other shareholders. The proceeds of the rights offering, which was completed in April, 2002 (Note 7(b)(i)), included $5 million drawn from the Olympus Capital standby facility, $1 million from the Crew standby facility and $4 million from the exercise of Crew’s rights. During the ten month period ended December 31, 2002, the Company incurred $204,396 (year ended February 28, 2002 - $479,498) of legal and other costs in connection with negotiation of the amended conversion terms of the Debentures which were expensed over the remaining term to maturity.

Under the terms of the Conversion Agreement, Olympus Capital and the other former Debenture Holders agreed (subject to certain exceptions):

		(i)	for a period of two months not to sell any common shares they receive from the conversion;

		(ii)	for a period of 18 months, in any six month period, not to sell any more than one-third of the common shares they receive from the conversion; and

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

6.	CONVERTIBLE DEBENTURES (Continued)

	(c)	(continued)

(iii)
for a period of 18 months, not to sell common shares comprising 10% or more of the full diluted common shares they receive from the conversion to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to a single purchaser.

In addition, Crew and its associates and subsidiaries and a former director of Crew and his associates and affiliates agreed to:

(i) for a period of two months not to sell any common shares;

(ii)
for a period of 18 months, in any six month period, not to sell any more than one-third of the common shares he or they hold following completion of the rights offering (excluding any warrant shares which may be acquired on exercise of warrants); and

(iii)
for a period of 18 months, not to sell common shares comprising 10% or more of the outstanding common shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to any of the foregoing.

(d)
Olympus Capital and Crew also agreed to provide up to $800,000 and $200,000, respectively, in interim financing by way of promissory notes to allow the Company to operate and meet its short-term commitments until the closing of the rights offering. As at February 28, 2002, $640,000 of this amount had been drawn from Olympus Capital and $160,000 from Crew. These amounts bore interest at a rate of 10% per annum and were repaid by the Company from the proceeds of the rights offering in April, 2002.

(e)
The Company previously agreed to reimburse the Debenture Holders residing outside Canada for any Canadian withholding tax due on payment or deemed payment of interest and premium on conversion or full settlement of the Debentures. The estimated liability was being recognized over the term of the debenture as additional financing cost. During the year ended February 28, 2002, the Debenture Holders provided additional information that resulted in the estimated reimbursement being reduced by $2,755,598. This recovery has been recorded as a recovery of prior years’ finance cost on the statement of loss. The estimated accrued liability for reimbursement of withholding taxes at December 31, 2002 is $Nil (February 28, 2002 -$2,015,512).

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

7.	SHARE CAPITAL

	(a)	Authorized The authorized share capital was formerly 2,000,000,000 common shares without par value. On April 2, 2002, the number of authorized common shares became unlimited.

	(b)	Issued Details of share capital since inception at January 26, 1986 to December 31, 2002 are as follows:

Issued for cash on public offering	350,000	157,500
Issued for property	50,000	74,500
Issued pursuant to flow through agreements	279,999	254,301

Balance at February 29, 1988	2,169,999	713,801
Issued for cash on private placement	7,277,777	3,525,000
Issued for cash on exercise of warrants	5,500,000	2,200,000
Issued pursuant to flow through agreements	1	-

Balance at February 28, 1989	14,947,777	6,438,801
Issued for cash on private placement	5,000,000	1,500,000

Balance at February 28, 1990	19,947,777	7,938,801
Issued for cash on private placement	3,400,000	510,000

Balance at February 28, 1991 and 1992	23,347,777	8,448,801
Issued for cash on private placement	1,000,000	350,000
Issued for cash on exercise of options	430,000	86,000
Issued for cash on exercise of warrants	3,400,000	595,000

Balance at February 28, 1993	28,177,777	9,479,801
Issued for cash on private placement	4,750,000	6,600,000
Issued as finder's fee on private placement	50,000	25,000

Balance at February 28, 1994	32,977,777	16,104,801
Issued for cash on exercise of warrants	875,000	1,575,000

(continued on next page)

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (Continued)

	(b)	(continued)

Balance at February 28, 1995	33,852,777	17,679,801
Issued for cash on exercise of stock options	2,234,200	1,030,045
Issued for cash on private placement	6,000,000	14,742,000
Issued for cash on exercise of warrants	3,235,000	9,016,500

Balance at February 29, 1996	45,321,977	42,468,346
Issued for cash on exercise of stock options	1,267,300	3,627,430
Issued for cash on exercise of warrants	1,640,000	6,396,000

Balance at February 28, 1997	48,229,277	52,491,776
Issued for cash on exercise of stock options	57,000	259,350

Balance at February 28, 1998	48,286,277	52,751,126
Issued for cash on exercise of stock options	103,000	272,450
Issued on private placement	3,000,000	11,175,695
Issued in exchange for Metro shares	615,428	1,957,061

Balance at February 28, 1999	52,004,705	66,156,332
Issued for cash on private placement	2,400,000	5,896,153
Issued for cash on exercise of stock options	63,000	127,050

Balance at February 29, 2000 and February 28, 2001	54,467,705	72,179,535
Issued for cash on private placement (iii)	5,625,636	3,057,459

Balance at February 28, 2002	60,093,341	75,236,994
Issued on conversion of convertible
debentures (Note 6)	312,971,396	67,579,715
Issued for cash on rights offering (i)	69,160,265	13,832,056
Grant of unvested shares (ii)	-	78,500

Balance at December 31, 2002	442,225,002	$156,727,265

(i)	During the ten months ended December 31, 2002 the Company issued 69,160,265 common shares and warrants pursuant to a rights offering for aggregate cash consideration, after issue costs, of $13,832,056. Each warrant enables the holder to purchase one additional common share from the Company for $0.40 until April 1, 2003.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (Continued)

	(b)	(continued)

(ii)
Effective April 1, 2002, the Company granted 392,500 unvested shares to the CEO. These shares will vest on April 1, 2003. The Company is amortizing the fair value of the shares on the grant date, in the amount of $78,500, over the vesting period and, as a result, has recorded $59,143 of compensation expense during the ten month period ended December 31, 2002.

(iii)
During the year ended February 28, 2002, the Company completed a private placement consisting of 5,625,635 units at $0.55 per unit for proceeds of $3,057,459 (net of issue costs of $36,641). Each unit was comprised of one common share and one full warrant. Each warrant enables the holder to purchase one additional common share from the Company for $1.00 until May 31, 2002. These warrants expired without being exercised.

(c)

Stock options

During the ten month period ended December 31, 2002, the Company introduced a new stock option plan (the “2002 Plan”). Options granted under the 2002 Plan vest over three years as to one-third on each anniversary of the grant date and expire after five years. The exercise price of all unexercised options increases by 10% per year compounded annually beginning on the second anniversary of the grant date. As at December 31, 2002, there are also 387,000 outstanding and fully vested options that were issued under the Company’s prior stock option plan.

In accordance with the accounting policy described in Note 2 (f), the Company has recorded total stock compensation expense of $55,500 during the ten-month period ended December 31, 2002 because the exercise price of certain outstanding options is less than the Company’s stock price at December 31, 2002.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (Continued)

	(c)	Stock options (continued) A summary of share option activity is as follows:

	Options Outstanding

	Number of	Weighted
	Common	Average
	Shares	Exercise Price

Balance, February 28, 1999	7,040,000	$2.86
Granted	1,080,000	3.65
Cancelled	(680,000)	3.15
Exercised	(63,000)	2.02

Balance, February 29, 2000	7,377,000	2.95
Cancelled	(162,000)	3.60

Balance, February 28, 2001	7,215,000	2.94
Cancelled	(3,782,000)	3.07

Balance, February 28, 2002	3,433,000	2.90
Granted	23,124,500	0.09
Cancelled	(3,046,000)	2.84

Balance, December 31, 2002	23,511,500	$0.14

The following table summarizes information concerning outstanding and exercisable options at December 31, 2002:

Number	Number	Exercise
of Options	of Options	Price
Outstanding	Exercisable	per Share	Expiry Date

187,000	187,000	$2.98	June 22, 2003
100,000	100,000	4.00	September 2, 2003
80,000	80,000	3.35	May 7, 2004
20,000	20,000	4.00	May 7, 2004
19,424,000	-	0.09	September 9, 2007
3,700,000	-	0.07	November 24, 2007

23,511,000	387,000	$0.14

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (Continued)

(c)

Stock options (continued)

Stock options outstanding at December 31, 2002 consist of 23,124,500 options outstanding under the 2002 Plan which have variable exercise prices as described above. The weighted average exercise price has been calculated based on the initial exercise price which is effective until the second anniversary of the grant date.

	(d)	Contributed surplus

Balance at February 28, 2002	$-
Less unamortized value of unvested shares (Note 7(b)(ii))	(19,357)
Stock compensation expense (Note 7 (c))	55,500

Balance at December 31, 2002	$36,143

(e)

Shareholder Rights Plan

On July 17, 1996, the Company adopted a shareholder rights plan (the “Plan”). Generally, if any person or group makes a take-over bid other than a bid permitted under the Plan (a “Permitted Bid”) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle the holders of share purchase rights to purchase common shares of the Company at 50% of the prevailing market price. A take-over bid for the Company can avoid the dilutive effects of the share purchase rights and therefore become a Permitted Bid if it complies with certain specified provisions in the Plan. The Plan is required to be reconfirmed every three years. The plan was re-approved at the Annual General Meeting of the Company held on June 28, 2002.

8.

INCOME TAXES

The Company’s actual income tax recovery differs from the income tax recovery which would result from applying the statutory tax rate to loss before income taxes primarily as a result of not recording the potential tax recovery of operating losses and other non-taxable items and the statutory rate differences between Canada and foreign jurisdictions. The future income tax recovery in the years ended February 28, 2002 and 2001 arises as a result of the tax recovery relating to the accretion of the liability component of the convertible debentures.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

8.	INCOME TAXES (Continued) The approximate tax effect of each type of temporary difference at February 28, 2002 that gives rise to the Company’s future income tax assets and liabilities are as follows:

	December 31,	February 28,
	2002	2002

Future tax assets
Non-capital loss carryforwards	$2,095,082	$19,801,410
Deferred financing costs	196,356	504,502
Other	15,886	62,911

	2,307,324	20,368,823
Less valuation allowance	(2,307,324)	(20,368,823)

Net future tax assets	$-	$-

	December 31,	February 28,
	2002	2002

Future tax liabilities
Potash concession	$16,348,459	$16,348,459

The Company has estimated non-capital loss carry-forwards in Canada of approximately $2.2 million which can be applied to reduce future Canadian income taxes payable and will expire in 2004 through 2009. In addition, the Company has estimated tax loss carry-forwards in Thailand of approximately $4.3 million which can be applied to reduce future Thai taxable income and will expire in 2004 through 2008. The potential future tax benefit of all of these loss carry-forwards has not been recognized in these financial statements.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

9.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Cumulative
	from inception	Ten month
	to	period ended	Year ended	Year ended
	December 31,	December 31,	February 28,	February 28,
	2002	2002	2002	2001

Decrease (increase) in:
Accounts receivable	$(93,812)	$(22,063)	$498,679	$48,837
Prepaid expenses	(123,302)	(54,162)	3,098	(23,112)
Income taxes receivable	-	-	23,214	(11,152)
Due from affiliated companies	-	-	291,798	(21,291)
Other current assets	(49,094)	(24,848)	38,210	(16,211)
Increase (decrease) in:
Accounts payable and
accrued liabilities	889,353	(175,848)	822,285	(97,841)

	$623,145	$(276,921)	$1,677,284	$(120,770)

10.

RELATED PARTY TRANSACTIONS

On March 23, 2001, the existing President and Chief Executive Officer resigned from the Company and agreed to a termination settlement which will result in total severance payments of approximately $900,000 payable on a monthly basis between April 2001 and May 2003. During the ten month period ended December 31, 2002, the Company paid $272,195 (year ended February 28, 2002 - $430,050) related to this severance liability. The remaining balance of $157,855 is included in accounts payable and accrued liabilities at December 31, 2002.

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $153,179 (year ended February 28, 2002 - $462,093; 2001 - $958,312) paid to companies controlled by or affiliated to directors.

11.	COMMITMENTS The Company has the following future minimum payments in respect of lease commitments for office space:

2003	$131,055
2004	56,608

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

12.

CONTINGENCIES

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain former directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to date, and a royalty payment equal to 1.5% of 75% of the total potash sales mined from the potash concession and based on the FOB mine price. Effective December 1, 1994, the Company acquired control of APPC as it incurred expenditures in satisfaction of the requirements for earning the 75% interest. Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

The Company is also party to certain other actions incurred in the normal course of business, none of which management expects to have a material impact on the results of operations or financial position.

13.

SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand. Capital assets consist of investment in potash concession, investment in land and property and equipment.

14.

DIVIDEND IN KIND

During the year ended February 28, 1994, the Company paid a dividend in kind to each shareholder of the Company representing one share of Canadian Crew Energy Corporation, now known as Crew Development Corp. (“Crew”) at a book value of $0.705 per share for each fifteen shares of the Company held on June 15, 1993. A total of 1,856,944 shares were distributed. This transaction gave rise to a taxable gain based on the market value of Crew shares of $3,353,187 and resulted in a tax liability of $866,428 after taking into account all of the Company’s remaining tax loss carry-forwards at that date. The dividend is shown inclusive of the tax liability.

15.	FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of the Company’s financial instruments, which include cash, accounts receivable, other current assets, and accounts payable and accrued liabilities, approximate their respective fair values.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

15.	FINANCIAL INSTRUMENTS (Continued)

(b)

Financial risk

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

16.

SUBSEQUENT EVENT

In January 2003, the Company completed a private placement of 21,751,896 common shares at a subscription price of $0.10 per share for net proceeds after expenses of the issue of approximately $2.1 million.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

17.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which, in the case of the Company, differ in some respects from US GAAP. The differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized below:

Consolidated Balance Sheets

		December 31,	February 28,
		2002	2002

Total assets under Canadian GAAP		$101,919,206	$94,602,691
Increase in investment in potash concession due to inclusion
of valuation of options in purchase price of Metro	(a)	5,091,429	5,091,429
Decrease in investment in potash concession
due to expensing of exploration costs	(b)	(25,560,080)	(23,401,697)
Decrease in value of land and non-monetary assets
due to use of current rate translation method	(c)	(2,246,044)	(2,273,944)

Total assets under US GAAP		$79,204,511	$74,018,479

Total liabilities under Canadian GAAP		$17,237,812	$82,499,197
Additional future income taxes recognized on acquisition
of Metro	(a)	1,527,429	1,527,429

Total liabilities under US GAAP		$18,765,241	$84,026,626

Shareholder's equity under Canadian GAAP		$84,681,394	$12,103,494
Net increase in investment in potash concession
arising on Metro acquisition	(a)	3,564,000	3,564,000
Cumulative deferred exploration adjustment	(b)	(25,560,080)	(23,401,697)
Cumulative translation adjustment	(c)	(2,246,044)	(2,273,944)

Shareholders' (deficit) equity under US GAAP		$60,439,270	$(10,008,147)

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

17.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued) Consolidated Statements of Loss

		Cumulative	Ten month
		from inception to	period ended	Year ended	Year ended
		December 31,	December 31,	February 28,	February 28,
		2002	2002	2002	2001

Net loss under Canadian GAAP		$(69,907,213)	$(3,963,075)	$(12,236,212)	$(18,464,735)
Investment in potash concession
exploration
expenditures expensed	(b)	(25,560,080)	(2,158,383)	(970,556)	(1,401,741)
Accretion of interest on
convertible debentures	(d)	5,426,595	-	95,486	1,148,111
Amortization of deferred
financing costs	(d)	(441,156)	-	(9,191)	(91,907)
Adjustment to income tax
expense	(e)	(866,428)	-	-	-
Consulting expense - warrants	(f)	(1,071,937)	-	-	-
Consulting expense - options	(f)	(356,988)	-	-	-

Net loss under U.S. GAAP		(92,777,207)	(6,121,458)	(13,120,473)	(18,810,272)
Less unrealized translation
(loss) gain on subsidiary	(c)	(2,246,044)	27,900	(1,652,356)	(621,588)

Net comprehensive loss
under U.S. GAAP	(g)	$(95,023,251)	$(6,093,558)	$(14,772,829)	$(19,431,860)

Loss per share under U.S. GAAP			$(0.02)	$(0.22)	$(0.34)

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

17.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued) Consolidated Statements of Cash Flows

		Cumulative	Ten month
		from inception to	period ended	Year ended	Year ended
		December 31,	December 31,	February 28,	February 28,
		2002	2002	2002	2001

Cash flows from operating
activities under Canadian GAAP		$(26,584,625)	$(3,363,169)	$(2,371,439)	$(3,637,825)
Exploration expenditures	(b)	(25,560,080)	(2,158,383)	(970,556)	(1,401,741)

Cash flows from operating
activities under U.S. GAAP		$(52,144,705)	$(5,521,552)	$(3,341,995)	$(5,039,566)

Cash flows from financing
activities under Canadian
and U.S. GAAP		$118,437,814	$10,757,099	$3,377,961	$-

Cash flows from investing
activities under Canadian GAAP		$(86,019,873)	$(2,299,896)	$(1,278,120)	$(1,186,724)
Exploration expenditures	(b)	25,560,080	2,158,383	970,556	1,401,741

Cash flows from investing
activities under U.S. GAAP		$(60,459,793)	$(141,513)	$(307,564)	$215,017

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

17.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a)

Acquisition of Metro Resources Company Ltd. (“Metro”)

Under US GAAP, the purchase price for the acquisition of Metro would also include the value of options issued by the Company in the acquisition. Details of the adjustment are as follows:

Options of Metro assumed	5,000,000

Fair value of Asia Pacific options	$1.62
Exchange ratio	0.44

Fair value of equivalent Asia Pacific options	$0.71

Fair value of options to be included in the purchase price	$3,564,000

Additional future income tax liabilities related to increased
purchase price	$1,527,429

Total increase in potash concession due to inclusion of valuation
of options in purchase price	$5,091,429

The fair value of the options was estimated using the Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company’s share price of 57% and an annual risk free rate of 5.3%.

Under Canadian GAAP, the options issued by the Company are not included in the purchase price.

(b)

Deferred exploration costs

US GAAP prefers exploration costs related to mineral properties to be expensed until there is substantial evidence that a commercial body of ore has been located and project financing has been secured, whereas Canadian GAAP allows exploration costs related to mineral properties to be deferred during the exploration stage until such time as it is evident that the deferred cost exceeds the estimated recoverable amount or the property is abandoned.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

17.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Foreign currency translation

Under US GAAP, foreign currency translation of the assets, liabilities and operations of foreign investees is performed using the current rate method with translation adjustments recorded in a separate component of shareholders’ equity. Under Canadian GAAP, such translation of integrated subsidiaries is performed using the temporal method where non-monetary assets are translated at historical rates.

(d)

Convertible debentures

Under US GAAP, the convertible debentures issued during the year ended February 28, 1999 were recorded entirely as debt with no portion segregated into an equity component. Under Canadian GAAP, the convertible debentures issued during the year ended February 28, 1999 were segregated into their liability and equity components measured at their respective fair values at the date the convertible debentures were issued (Note 6). Over the term of the convertible debentures the liability component has been accreted to the fair value of the convertible debentures by the recording of additional interest expense. As at February 28, 2002, the remaining liability component of the convertible debentures had been fully accreted.

In addition, the financing costs netted against the equity component of convertible debentures under Canadian GAAP was deferred and amortized under US GAAP. These financing costs were fully amortized under US GAAP as at February 28, 2002.

As described in Note 6, the Company modified the terms of the convertible debentures during the year ended February 28, 2002. In accordance with EITF 96-19, the Company determined that this modification did not constitute a debt settlement and therefore the Company did not record a gain or loss on debt extinguishment on the date of modification.

(e)

Dividend in kind

Under US GAAP, dividends in kind, consisting of investments previously accounted for using the equity method, are recorded at book value and any related tax expense is included in operations. Under Canadian GAAP, dividends in kind are recorded at book value plus any related tax liabilities. As a result of the foregoing, the dividend in kind in the year ended February 28, 1994 would have been decreased under US GAAP by $866,428. However, there would have been no change in the shareholders’ equity at the end of that year.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

17.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Stock-based compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), issued in October 1995, requires the use of a fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the period. However, SFAS No. 123 allows the Company to continue to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), and the related FASB Interpretation No. 44 (“FIN 44”), which specifies the use of the intrinsic value method. Prior to the change in accounting policy effective March 1, 2002 (Note 2 (f)), the Company accounted for stock compensation in accordance with APB 25 and FIN 44. Since stock options were granted at the quoted market value of the Company’s common shares at the date of the grant, there was no compensation cost recognized by the Company under US GAAP. In accordance with FIN 44, the Company began accounting for previously granted employee stock options, for which the maturity date was extended to October 27, 2005, as variable stock options effective July 1, 2000. Under this accounting method, increases in the trading price of the Company’s common stock over the exercise price of the related share purchase option are recorded as compensation expense. During the ten month period ended December 31, 2002 and the years ended February 28, 2002 and 2001, no compensation expense was recorded on these modified stock options as the exercise price was higher than the market price at the respective year ends.

Effective March 1, 2002, the Company adopted the fair value based method to account for stock compensation (Note 2 (f)) and also changed its US GAAP accounting policy, on a prospective basis, to adopt the fair value based method under SFAS No. 123.

During the ten month period ended December 31, 2002, the Company introduced a stock option plan with variable exercise prices. There are no differences in the accounting for these stock options under the Company’s Canadian GAAP accounting policy and SFAS No. 123.

(g)

Comprehensive income

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which is required to be adopted for fiscal years beginning on or after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. As defined in SFAS No. 130, the Company has one comprehensive income item consisting of an unrealized loss on translation of a subsidiary’s net assets and operations to Canadian dollars.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Ten month period ended December 31, 2002 and years ended February 28, 2002 and 2001
(Expressed in Canadian dollars)

17.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h)

Recent pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB") issued Statement of Financial Accounting Standard No. 146 (“SFAS No. 146”), Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the adoption of this statement did not impact the Company's financial statements for 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company does not expect that the adoption of this standard will have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first fiscal period beginning after June 15, 2003. The Company does not expect that the adoption of this standard will have a material impact on the Company’s results of operations or financial position.

ASIA PACIFIC RESOURCES LTD.

FIRST QUARTER REPORT

FOR THE PERIOD ENDED MARCH 31, 2003

(Unaudited)
Prepared by Management

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Balance Sheets
March 31, 2003 and December 31, 2002
(expressed in Canadian dollars)

	March 31	December 31
	2003	2002

	(Unaudited)
ASSETS
CURRENT

Cash	$5,252,434	$5,833,316
Accounts receivable	106,584	93,812
Prepaid expenses	81,376	123,302
Other current assets	46,159	49,094

TOTAL CURRENT ASSETS	5,486,553	6,099,524

INVESTMENT IN POTASH CONCESSION	88,684,450	87,451,256
DEPOSIT	269,655	263,592
INVESTMENT IN LAND	7,894,269	7,894,269
PROPERTY AND EQUIPMENT	163,878	210,565

	$102,498,805	$101,919,206

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$741,545	$889,353

TOTAL CURRENT LIABILITIES		889,353

FUTURE INCOME TAXES	16,348,459	16,348,459

	17,090,004	17,237,812

SHAREHOLDERS' EQUITY
Share Capital (Note 2 and 5)	158,902,455	156,727,265
Contributed surplus	-	36,143

Deficit	(73,493,654)	(72,082,014)

	85,408,801	84,681,394

	$102,498,805	$101,919,206

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

/s/ John Bovard	/s/ Robert G. Connochie

John Bovard, Director	Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD
Interim Consolidated Statements of Loss and Deficit
For the three months ended March 31, 2003 and February 28, 2002
(expressed in Canadian dollars)

	Three months ended
	March 31,	February 28,
	2003	2002

	(Unaudited)	(Unaudited)

INTEREST AND OTHER INCOME	$41,336	$(5,300)

EXPENSES
Accounting and legal	140,855	71,725
Amortization of property and equipment	9,156	17,372
Amortization of deferred financing costs	-	361,735
Consulting	153,626	411,952
Interest and bank charges	2,560	1,197,534
Recovery of prior year’s accrued finance costs	-	(49,267)
Office and miscellaneous	94,434	49,417
Promotion and travel	324,988	71,741
Rent	44,320	38,932
Salaries	571,937	191,682
Stock compensation expense	(36,143)	-
Transfer fees and filing costs	76,280	24,378

	1,382,013	2,387,201

LOSS BEFORE THE UNDERNOTED	(1,340,677)	(2,392,501)

FOREIGN EXCHANGE (LOSS) GAIN	(10,577)	210,482
WRITE-DOWN OF PROPERTY AND EQUIPMENT	(60,386)	-

LOSS BEFORE INCOME TAXES	(1,411,640)	(2,182,019)

FUTURE INCOME TAX RECOVERY	-	-

NET LOSS FOR THE PERIOD	(1,411,640)	(2,182,019)

DEFICIT, BEGINNING OF PERIOD	(72,082,014)	(65,936,920)

DEFICIT, END OF PERIOD	$(73,493,654)	$(68,118,939)

LOSS PER SHARE	$(0.03)	$(0.04)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	454,792,764	60,093,341

ASIA PACIFIC RESOURCES LTD
Consolidated Statements of Cash Flows
For the three months ended March 31, 2003 and February 28, 2002
(expressed in Canadian dollars)

	Three months ended
	March 31,	February 28,
	2003	2002

	(Unaudited)	(Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$(1,411,640)	$(2,182,019)
Items not involving cash
Accretion of liability component of convertible debentures		-
Interest payable on convertible debentures	-	(1,760,452)
Reduction in accrued withholding taxes related to	-	2,706,331
Amortization of property and equipment	9,156	17,372
Amortization of deferred financing costs	-	361,735
Foreign exchange (gain) loss and other	-	8,241
Stock compensation expense	(36,143)
Write down of property and equipment	60,386	-

	(1,378,241)	(848,792)
Change in non-cash operating working capital items	(115,719)	810,167

	(1,493,960)	(38,625)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	2,175,190	-
Deferred financing costs	-	(401,231)
Promissory note	-	800,000

	2,175,190	398,769

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	(22,855)	(7,159)
Investment in land	-	(256)
Investment in potash concession	(1,233,194)	(120,203)
Deposit	(6,063)	(264,384)

	(1,262,112)	(392,002)

NET CASH INFLOW (OUTFLOW)	(580,882)	(31,858)
CASH POSITION, BEGINNING OF PERIOD	5,833,316	771,140

CASH POSITION, END OF PERIOD	$5,252,434	$739,282

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	(12,772)	462,285
Prepaid expenses and deposits	41,926	220,397
Other current assets	2,935	(569)
Accounts payable and accrued charges	(147,808)	128,054

	$(115,719)	$810,167

Cash receipts for interest	$41,336	$(5,300)
Cash payments for interest	$2,580	$1,197,534

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Three month period ended March 31 2003 and three month period ended February 28, 2002
Not audited
(Expressed in Canadian dollars)

1

CONTINUING OPERATIONS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. The Company incurred a net loss of $1.4 million for the three months ended March 31, 2003 and a net loss of $2.2 million for the three months ended February 28, 2002.

The Company’s continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2

ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the ten month period ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the ten month period ended December 31, 2002

3	INVESTMENT IN POTASH CONCESSION The investment in potash concession consists of the following:

March 31, 2003
Balance, beginning of period	$87,451,256
Deferred exploration and development expenditures	1,233,194

Balance, end of period	$88,684,450

The Company holds a 90% beneficial interest in APPC, a company which holds a potash concession situated in Udon Thani in northeast Thailand, and the Government of Thailand has a 10% carried interest. The Company will recoup the Government of Thailand’s 10% share of exploration, development and capital expenditures out of the Government’s share of dividends from the net profits of APPC, if any, once commercial production has commenced.

On June 4, 2001, the Department of Mineral Resources of Thailand (“DMR”) issued to APPC twelve special prospecting licenses (“SPLs”), pursuant to a Concession Agreement with APPC and the Ministry of Industry of Thailand.

The SPLs require APPC to expend on exploration, development and administrative expenditures an amount of U.S.$240,000 in the first and second year, respectively, from the date of issuance. APPC had already extended the minimum required exploration, development and administrative work relating to the first and second year as at December 31, 2002.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Three month period ended March 31 2003 and three month period ended February 28, 2002
Not audited
(Expressed in Canadian dollars)

The SPLs required APPC to provide a letter of guarantee to the DMR. APPC deposited $263,592 (Baht 7,200,000) with a financial institution to secure the required letter of guarantee. The deposit bears interest at a variable rate (currently 2.5% per annum) and the letter of guarantee for the SPLs will no longer be required when the SPLs expire or are converted into a mining license.

On May 29, 2003 APPC submitted Mining License Applications in compliance with the terms of the Concession Agreement between the Company and the Government of Thailand. The Company must ultimately receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. A fee of U.S.$5,000,000 is payable upon receipt of the mining license.

The recoverability of the carrying value of the Company’s interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC’s continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

4.

INVESTMENT IN LAND

The investment in land consists of surface rights located in the province of Udon Thani, in northeast Thailand and above a portion of the Udon South deposit. The surface rights consist of approximately 2.0 square kilometres and would be used for the facilities for the proposed Udon South mine.

5.	PROPERTY AND EQUIPMENT

	March 31, 2003			Dec. 31, 2002

	Cost	Depreciation	Value	Value

Furniture and fixtures	$256,595	$190,683	$65,912	$97,117
Vehicles	63,743	63,452	291	291
Exploration equipment	11,598	11,598	-	-
Leasehold improvements	121,918	104,948	16,970	16,970
Computer equipment	163,419	82,714	80,705	96,187

	$617,273	$453,395	$163,878	$210,565

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Three month period ended March 31 2003 and three month period ended February 28, 2002
Not audited
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

	a)	Details of share capital from December 31, 2002 to March 31, 2003 are as follows:

	Number
	of Shares	Amount

Balance at December 31, 2002	442,225,002	$156,727,265

Issued for cash on private placement	21,751,896	2,175,160

Balance at March 31, 2003	463,976,898	$158,902,425

As at March 31, 2003, the fully diluted number of common shares was 507,356,663 and it included 19,160,265 warrants exercisable at $0.40 per common share and 24,219,500 vested and unvested share options. As at April 2, 2003, after expiry of unexercised warrants and expired and unexercised stock options the fully diluted number of common shares was 487,696,448.

On April 23, 2003, 392,500 common shares vested to John Bovard, CEO, pursuant to the grant of these unvested shares on April 1, 2002.

(b)	Contributed surplus

Balance at December 31, 2002	36,143
Plus unamortized value of unvested shares	19,357
Stock compensation expense	(55,500)

Balance at March 31, 2003	$-

7.

SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand. Capital assets consist of investment in potash concession, investment in land and property and equipment.