Form 20-F
ASIA PACIFIC RESOURCES LTD
filed 2004-05-27
CIK 949577

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 20-F

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

✓

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

December 31, 2003

or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                            to

Commission file number 0-26636

ASIA PACIFIC RESOURCES LTD.

 (Exact Name of Registrant as Specified in Its Charter)

None

 (Translation of Registrant's Name into English)

New Brunswick, Canada

 (Jurisdiction of Incorporation or Organization)

Suite 405, 555 Sixth Street, New Westminster, British Columbia, Canada  V3L 5H1

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

464,369,448

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      X

No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X

  Item 18

(APPLICABLE ONLY TO COMPANIES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes

  No

Not Applicable   X

Special Note Regarding Forward-Looking Statements

FORWARD-LOOKING INFORMATION

Some of the statements contained in this Annual Report are forward-looking statements.  They include statements about the Company's expectations, beliefs, plans, objectives and assumptions about future events or performance.  These statements are often, but not always, made through the use of words or phrases such as "will likely result", "are expected to", "will continue", "anticipate", "believes", "estimate", "intend", "plan", "project", "would" and "outlook".  These forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties beyond the Company's control.  Accordingly, the Company's actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this Annual Report, and particularly in the section entitled "Risk Factors".  Some of the key factors that have, or may have, a direct bearing on the Company's results of operations are:

(a)

the Company is subject to substantial risks associated with the business of exploration, development and production of potash and the marketing of potash;

(b)

the absence of  commercial reserves, as defined for the purposes of U.S. Securities legislation, on its Property;

(c)

the Company does not currently have sufficient funds to comply with its financial commitments under its Special Prospecting Licenses and Concession Agreement in Thailand and will have to raise additional funds to meet this obligation;

(d)

The Company may not be granted the Prathanabats (Mining Licenses) by the Thai government;

(e)

the Company will need to raise debt and equity capital to have sufficient funds to construct a mine on its Property;

(f)

costs arising from environmental compliance;

(g)

changes in, or failure to comply with, government regulations, their interpretation or enforcement;

(h)

changes in political, social, business and economic conditions in Thailand;

(i)

variations in potash prices;

(j)

ability to market its potash;

(k)

the concentration of the Company's operations and  assets in Thailand;

(l)

the Company's ability to manage future construction and operations in Thailand;

(m)

changes in business strategy or development plans;

(n)

continuing governmental and community support for the mining industry in Thailand;

(o)

changes in general economic and business conditions.

The factors described above and the risk factors referred to in "Risk Factors" could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.  Therefore, readers should not place undue reliance on any such forward-looking statements.  Further, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as required by law.  New factors emerge from time to time, and it is not possible for the Company to predict all of such factors.  Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

ASIA PACIFIC RESOURCES LTD.

TABLE OF CONTENTS

Page No.

GLOSSARY OF MINING TERMS

6

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

8

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3

KEY INFORMATION

8

A.

Selected Financial Data

8

B.

Capitalization and Indebtedness

9

C.

Reasons for the Offer and Use of Proceeds

9

D.

Risk Factors

9

ITEM 4

INFORMATION ON THE COMPANY

12

A.

History and Development of the Company

12

B.

Business Overview

12

C.

Organizational Structure

14

D.

Property Plant and Equipment

15

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

27

A.

Operating Results

27

B.

Liquidity and Capital Resources

33

C.

Research and Development, Patents and Licenses, etc.

34

D.

Trend Information

34

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

35

A.

Directors and Senior Management

35

B.

Compensation

35

C.

Board Practices

38

D.

Employees

39

E.

Share Ownership

39

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

40

A.

Major Shareholders

40

B.

Related Party Transactions

40

C.

Interests of Experts and Counsel

41

ITEM 8

FINANCIAL INFORMATION

41

A.

Consolidated Statements and Other Financial Information

41

B.

Significant Changes

41

ITEM 9

THE OFFER AND LISTING

41

A.

Offer and Listing Details

41

B.

Plan of Distribution

42

C.

Markets

42

D.

Selling Shareholders

42

E.

Dilution

42

F.

Expenses of the Issue

42

ITEM 10

ADDITIONAL INFORMATION

42

A.

Share Capital

42

B.

Memorandum and Articles of Association

42

C.

Material Contracts

42

D.

Exchange Controls

43

E.

Taxation

45

F.

Dividends and Paying Agents

51

G.

Statement by Experts

51

H.

Documents on Display

51

I.

Subsidiary Information

52

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

52

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

52

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

52

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND

USE OF PROCEEDS

53

ITEM 15

CONTROLS AND PROCEDURE

53

ITEM 16

    (RESERVED)

PART III

ITEM 17

FINANCIAL STATEMENTS

53

ITEM 18

FINANCIAL STATEMENTS

53

ITEM 19

EXHIBIT INDEX

54

SIGNATURES

56

EXHIBITS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

TECHNICAL GLOSSARY

Asia Pacific or the Company	Asia Pacific Resources Ltd. including, unless the context or otherwise requires, the Company's subsidiaries
APPC

Asia Pacific Potash Corporation ("APPC") is a company incorporated under the laws of Thailand and was granted the right to explore and develop the Udon Thani Potash Concession.  The Company directly owns 47.5% of the common stock of APPC.

Carnallite	a hydrated mineral chloride of potassium and magnesium, KMgCl3.6H2O.
Carnallitite	naturally occurring mixture of carnallite and halite.
EIA

Environmental Impact Assessment ("EIA") Report for APPC covering the Udon South potash mine and the Laem Chabang port was submitted to the Ministry of Science, Technology and Environment's Office of Environmental Policy and Planning in October 1999, and final approval was given in February 2001.

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
Property or Udon Thani Concession area

Asia Pacific, directly and indirectly, holds a 90% net interest and is responsible for 100% of the costs, in the Udon Thani Concession granted in June 1993 by the Government of Thailand to explore for, develop, produce and market potash minerals for commercial sale within an area adjoining the Town of Udon Thani in north eastern Thailand (the "Udon Thani Concession" which includes two deposits or projects, the "Udon South Deposit" formerly referred to as "the Somboon Deposit" or "Somboon Project" and the "Udon North Deposit" formerly referred to as the "Udon Deposit").

Special Atchayabat or "SPL"	means a permit issued by Thai authorities for exclusive prospecting in a special case within the area specified.
Sylvite	the mineral form of potassium chloride.
Sylvinite	naturally occurring mixture of sylvite and halite (sodium chloride) : the major ore from which potash is extracted.
T	tonne.
t/d	tonnes per day.
t/h	tonnes per hour.
t/a	tonnes per annum.
Udon Thani	A modern city of Thailand located 15 km from the Udon Thani Concession
Wildemere	Wildemere Limited. The Company holds 100% of the participating voting shares of Wildemere Limited which owns 15% of the common stock of APPC.

Conversion into imperial equivalents is as follows:

To Convert	To Imperial Measurement Units	Multiply By
Hectares	Acres	2.471
Metres	Feet	3.281
Kilometres	Miles	0.621
Tonnes	Short tons	1.102
Tonnes KCl	Tonnes K2O	0.631

PART I

Item 1.  Identity of Directors, Senior Management and Advisors.

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

Item 2.  Offer Statistics and Expected Timetable.

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

Item 3.  Key Information.

A.

Selected Financial Data.

1.

The following financial information under Canadian Generally Accepted Accounting Principles ("GAAP") is for the Company's last five completed fiscal year ends ("FYE"). The Company changed its year end from February 28 to December 31 effective for the ten month period from March 1, 2002 to December 31, 2002.  U.S. GAAP differs in some respects from Canadian GAAP.  A reconciliation of these differences has been provided in note 17 of the audited consolidated financial statements of the Company included with this Annual Report.  Unless otherwise noted, all currency amounts in this Annual Report are stated in Canadian dollars.

Canadian GAAP	FYE 2003 $	Ten Months ending December 31, 2002	FYE 2002 $	FYE 2001 $	FYE 2000 $
Interest and other income	93,057	167,379	32,873	172,825	197,465
Net loss	(4,764,412)	(3,963,075)	(12,236,212)	(18,464,735)	(11,342,672)
Loss per common share	(0.01)	(0.01)	(0.21)	(0.34)	(0.21)
Total assets	98,573,631	101,919,206	94,602,691	94,448,637	98,714,506
Net assets	83,147,905	84,681,394	12,103,494	21,282,247	39,746,982
Share capital	158,902,475	156,727,265	75,236,994	72,179,535	72,179,535
Deficit	(76,846,426)	(72,082,014)	(68,118,939)	(55,882,727)	(37,417,992)
Common shares outstanding	464,369,448	442,225,002	60,093,341	54,467,705	54,467,705

US GAAP	FYE 2003 $	Ten Months ending December 31, 2002	FYE 2002 $	FYE 2001 $	FYE 2000 $
Interest and other income	93,057	167,379	32,873	172,825	197,465
Net comprehensive loss	(7,397,846)	(6,093,558)	(14,772,829)	(19,431,860)	(10,198,069)
Loss per common share	(0.02)	(0.02)	(0.22)	(0.34)	(0.19)
Total assets	74,650,398	79,204,511	74,018,479	76,496,528	82,877,633
Net assets (deficiency)	57,821,920	60,439,270	(10,008,147)	1,707,223	21,139,083
Common shares outstanding	464,369,448	442,225,002	60,093,341	54,467,705	54,467,705

The Company has not paid a dividend in the last five fiscal years.

The following table sets out a history of exchange rates into United States currency from Canadian currency for the periods noted.

As at April 30, 2004 $1.00 U.S. was equal to $1.3721 Cdn.

					Average Rate of Exchange of $1.00 Cdn into U.S. Currency for the Calendar Year Ended December 31
	April 2004	March 2004	Feb. 2004	Jan. 2004	2003	2002	2001	2000	1999
High	1.3745	1.3427	1.3422	1.3300	1.4014	1.5704	1.5484	1.4852	1.4858
Low	1.3070	1.3068	1.3105	1.2712

B.

Capitalization and Indebtedness.

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds.

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is not a requirement to provide any information under this item.

D.

Risk Factors

An investment in the shares of the Company must be considered highly speculative due to the nature of the Company's business and the current stage of exploration and development of its mineral resource properties.  In particular the following risk factors apply.  The order in which they appear does not necessarily reflect management's opinion of their order or priority.

The Company is subject to substantial risks associated with the mining industry related to  exploration and development of its Property.

The Company's business is subject to risks normally encountered in the mining industry related to exploration and development.  The profitability of its business and the market value of its securities will be related to its success in the development of and the placing into production of its Property.  Mineral exploration and development involve significant risks and few exploration mineral properties that are explored are ultimately developed into producing mines.  Substantial expenditures will be required to place the Property into commercial production.

The Company has no known commercial reserves, as defined for the purposes of U.S. Securities legislation, on its Property.

The Company has no known commercial reserves as defined for the purposes of U.S. Securities legislation on its Property at this time.

The SEC does not accept Canada's Standards of Disclosure for Mineral Projects (National Instrument  43-101) under which the Company has a compliant reserve.

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

In order to place the Property into commercial production, the Company must obtain a Prathanabats, which requires a future payment of U.S.$5,000,000.  As of March 31, 2004 the Company had approximately $2.1 million in cash.  The Company currently does not have sufficient funds to pay the fee when payment is required and will have to raise additional funds to meet this obligation.

The Company may not be granted the Prathanabats from the Thai government

On May 29, 2003 the Company submitted the application for four Prathanabats for the mining area covering the Company's potash deposits described in the existing environmental impact assessment approved by the Thai government in January 2001 (the "Application").  The Application is now under review as provided under Thai law. This process leads to approval, rejection or a request to modify and amend the Application.  If the Application is not approved the Company could lose the Property.  There can be no assurance that the Application will be approved and that the license will be obtained.  The Department of Primary Industries and Mining (DPIM) advised the Company that the application could not be formally processed until the amendments to the Regulations under the Minng law are passed.  These Regulations were passed on March 10, 2004 and processing of the application has begun.

The Company does not currently have sufficient funds to construct or operate a mine on its Property unless it raises additional funds.

The Company has approximately $2.1 million of cash as of March 31, 2004. Total capital cost for the initial stage is estimated at U.S.$308 million with the second stage at U.S.$221 million; it is anticipated that the second stage can be financed from cash flow such that no additional equity financing would be necessary at that time. The Company will need to obtain financing from outside sources, as it does not have sufficient funds to construct or operate a mine on the Udon South deposit.  The Company does not currently have any commitments from outside sources for the funding of any portion of the cost of placing the Udon South deposit into production.  There can be no assurance that the Company or its subsidiary can raise such financing, or finalize a joint venture with industry partners, raise its proportionate share of such costs in a joint venture with a partner or that these costs will not increase as a result of factors beyond its control.

Future currency exchange rates, costs and prices could have a materially adverse impact on the development of the Company's Property.

The Company's estimated costs and prices, including potash selling prices, contained in the 1998 Kilborn Feasibility Study for the Udon South deposit were based on 1998 currency exchange rates, costs and prices.  The Company engaged international consultants including AMEC/Ausenco for processing, Steffen, Robertson and Kirsten (Australasia) Pty Ltd. ("SRK") for resources and mining, Golders for geotechnical and JT Boyd for mining, to evaluate development alternatives the results of which were announced in October 2002. Based on the technical, economic and market studies, the Company has concluded that there is an optimum initial rate of production balancing the various parameters including orderly market entry, technical start-up and commissioning issues.  After taking into account the relatively fixed costs of underground access and the transportation infrastructure the optimum was found to be a staged development starting at one million tonnes potash per annum and subsequently scaling up to two million tonnes per annum.

Current values and exchange rates have been used rather than forecasting future trends.  If future currency exchange rates, costs and prices change adversely from those used to calculate the estimated costs and prices, they could have a materially adverse impact on the feasibility of placing the Property into commercial production and on the Company's financial condition.

The Company may not be able to market its potash or to receive an adequate return on invested capital.

If the Property is placed into commercial production, the marketability of the Company's potash will be affected by numerous factors beyond control of the Company.  These factors include market fluctuations, the proximity and capacity of markets to absorb production from the Property;

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

Some of the Company's competitors have greater financial, technical, and other resources than it does and it may not be able to compete successfully.

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

Environmental risks and compliance may create liabilities that could have a material, adverse effect on the Company's financial position.

Mining operations generally involve a high degree of environmental risk.  While certain of the Company's senior executives have significant experience in mine construction and operation, the Company has not previously constructed or operated a mine and it does not have experience in managing environmental risks.  Environmental risks, which include particulate emissions, waste management, mine subsidence, water usage and brine conversion and disposal, are risks against which the Company cannot insure itself or which the Company may elect not to insure.  The economic impact of managing environmental risks and remediation of any potential damage may have a material, adverse effect on the Company's financial position.

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

As the Company's Property is located in Thailand, actions by the Thai government and currency fluctuations could have an adverse effect on its business.

As the Company's Property is located in Thailand, currency fluctuations, exchange controls, restriction on foreign investment, changes to laws which affect the Property, changes to tax regimes or political action could impair the value of the Company's investment, and may adversely affect its financial position and the results of its operations.  Thailand has little judicial or administrative experience with large mineral projects and, as a result, the Company does not know how Thailand may deal with mining issues that may arise.

The Company may be adversely affected by fluctuations in foreign exchange rates.

The Company is susceptible to fluctuations in foreign exchange rates, with regard to development of its Property in Thailand.  The Company does not use derivative instruments in order to reduce its exposure to foreign exchange risk but it may be required by financing institutions or may elect to adopt such procedures in conjunction with financing the construction of our Property.  The Company's future capital expenditure and product revenue are largely expected to be denominated in U.S. dollars, while operating expenses are expected to be incurred in Thai Baht or U.S. dollars.  In the last five years, the Thai Baht has traded in a relatively stable pattern averaging 41.4 Baht per U.S.$1.00.

The Company's primary listing is on the Toronto Stock Exchange. However, In the United States the Company's common shares are subject to the SEC's penny stock rules which could decrease their liquidity.

The Company's common shares have historically traded at a price of less than U.S.$5.00 and therefore, would be subject to the regulations on penny stocks.  As such, the market liquidity for the Company's common shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the Company's common shares and the ability of shareholders to sell their common shares at a time and price acceptable to them.

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks".  Penny stocks generally are equity securities with a price of less than U.S.$5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rule requires a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standard risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

Item 4.  Information on the Company

A

History and Development of Asia Pacific Resources Ltd.

The Company was incorporated by Memorandum and Articles under the Company Act of the Province of British Columbia on January 29, 1986.  By Special Resolution passed by the Company's shareholders on January 7, 2002 and the consent of the Registrar of Companies for British Columbia issued February 14, 2002, the Company continued into the Province of New Brunswick on April 2, 2002 with an authorized capital of an unlimited number of common shares without par value (the "common shares").  As long as it continues to file its Annual Reports with the Director of Corporations for the Province of New Brunswick, unless voluntarily wound-up by its shareholders, the Company will continue in existence.  Its principal place of business in Canada is located at Suite 405, 555 Sixth Street, New Westminster, British Columbia, V3L 5H1 (telephone number: 604-516-0566).  The Company holds a 90% beneficial interest in the Udon Thani Potash Concession through direct and indirect interests in Asia Pacific Potash Corporation.

B

Business Overview

In October 1984, pursuant to a Concession Agreement, APPC was granted the right to explore for, develop, and produce and market potash minerals for commercial sale within the area of a Concession situated in northeastern Thailand and comprising 2,330 square kilometres ("km2") (the "Udon Thani Concession" or the "Property").  In 1992, in consideration of $69,510 and a 1½% private royalty, payable to three parties associated with former Directors of the Company, calculated on 75% of the revenue received from the sale of potash upon production, the Company acquired the right to earn a 75% interest in APPC, with a 10% interest being held by the Government of Thailand and a 15% interest being held by Thai Central Chemical Company ("Thai Chemical"), subject to Thai Chemical having the right to elect to increase its interest to 27½% by paying its proportionate share of the exploration and development costs incurred.  In 1995, Thai Chemical exercised its option and, in 1996, sold its 27½% interest in APPC to Metro Resources Company Limited ("Metro").

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

The Company, directly and indirectly through Metro and Wildemere, holds a 90% beneficial interest, in the Udon Thani Concession properties, with a 10% carried stock interest in APPC being held by the Government of Thailand as follows:

The Company - Direct	47½%	(a 52.8% working interest)
The Company Through Metro	27½%	(a 30.6% working interest)
The Company Through Wildemere	15%	(a 16.6% working interest)
Government of Thailand	10%	Carried interest

Convertible Debenture and Pledge Agreement

The $48,000,000 financing to acquire Metro consisted of the following:

1.

a 10% secured Convertible Debenture Series 1, in the aggregate principal amount of U.S.$24,460,000  (the "Convertible Debentures"), issued pursuant to a Trust Indenture (Olympus Capital Holdings Asia I, LP, ("Olympus") held approximately 72% of the Convertible Debentures);  and

2.

the issue of 3,000,000 common shares at $4.00 per common share.

The Convertible Debentures were to mature in July/August 2000 or be convertible into common shares of the Company at $4.00 per common share.  Interest at the rate of 10% per annum, compounded annually, and a premium was payable on maturity, but waived on conversion.

As security for the Convertible Debentures, the Company mortgaged and pledged 45,492,500 shares of Metro (being 88.4% of the outstanding shares of Metro) (the "Pledged Shares").  Certificates for the Pledged Shares were deposited pursuant to the Trust Indenture and Pledge Agreement.

Convertible Debentures Extended and Converted

Subsequently, the Trust Indenture was amended to extend the maturity date to October 13, 2001 and to reduce the conversion price to between U.S.$1.529 and U.S.$1.784 per common share, with the actual conversion price being calculated according to a formula based on the number of days that the conversion occurred before maturity.  The Convertible Debentures continued to accrue interest at the rate of 10% per year compounded annually, and the Debenture holders were entitled to a premium on maturity.  The Company subsequently agreed that the accrued interest and premium were also convertible into common shares of the Company.  In addition, the Company agreed to pay statutory withholding tax applicable on interest and premium payments made to the Debenture holders.

As additional security for the Convertible Debentures, Metro pledged 242,000 shares of APPC, which represented 88% of Metro's 27.5% interest in APPC.

As a result of a series of agreements, the maturity date of the Debentures was then extended to April 1, 2002, and the price at which the principal amount of the Debentures, including accrued interest and premium payable could be converted, was reduced to $0.20 per common share, and the interest rate on the principal amount and accrued interest, but not the accrued premium, was increased to 14% per annum effective from October 13, 2001 to the new maturity date.

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

Olympus Capital agreed to provide a standby facility of $5 million and Crew Development Corporation ("Crew"), a 13.3% shareholder of the Company, agreed to exercise its rights for $4 million under the terms of a rights offering and provide an additional standby facility of $1 million.  The standby facilities were to be drawn, up to these agreed maximums if the rights offering were not fully subscribed for by other shareholders.  The proceeds of the rights offering, which was completed in April, 2002 included $5 million drawn from the Olympus Capital standby facility, $1 million from the Crew standby facility and $4 million from the exercise of Crew's rights.

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

The Company previously agreed to reimburse the Debenture Holders residing outside Canada for any Canadian withholding tax due on payment or deemed payment of interest and premium on conversion or full settlement of the Debentures.  The estimated liability was being recognized over the term of the debenture as an additional financing cost.  During the year ended February 28, 2002, the Debenture Holders provided additional information that resulted in the estimated reimbursement being reduced by $2,755,598.

Valuation of the Property

As at December 31, 2003, the Company's Property is recorded at historical cost of $90 million.  This includes $28.1 million in capitalized exploration and development expenditures spent by the Company, $45.5 million to acquire Metro's interest (includes the purchase price excess allocated to the project), and $16.4 million to account for the non-tax deductibility of the purchase price paid Metro. In addition as at December 31, 2003, the Company had expended $7.9 million to acquire surface rights for the surface facilities for the proposed mine.

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

Metro Resources Company Limited

Metro Resources Company Limited ("Metro") was incorporated under the laws of the Yukon Territory, Canada on August 23, 1996 and continued into the Province of New Brunswick on May 9, 2002.  Metro is a wholly owned subsidiary of the Company and owns 27.5% of the common stock of APPC.

Wildemere Limited

Wildemere Limited ("Wildemere") was incorporated under the laws of Thailand to hold 15% of the common stock of APPC and meet Thai ownership rules.  The Company holds 100% of the participating voting shares of Wildemere, representing 49.25% of Wildemere's share capital and local Thai Directors hold non-participating preferred shares, representing 50.75% of the share capital.

Asia Pacific Potash Corporation

Asia Pacific Potash Corporation ("APPC") is a company incorporated under the laws of Thailand and was granted the right to explore and develop the Udon Thani Potash Concession.  The Company holds a 47.5% direct interest in the common stock of APPC.

D.  Property, Plant and Equipment

Introduction

The Company's primary asset is its 90% interest in APPC.

The Company initiated exploration within the Property in 1993.  As field results were collected, various consultants were commissioned to carry out pre-feasibility studies and ultimately "bankable" feasibility studies. The Company has identified two potash deposits within the Udon Thani Concession, being the Udon South Deposit (formerly called the "Somboon Deposit") and a second, larger potash deposit, the Udon North Deposit (formerly called the "Udon Deposit"), located within 10 kilometres to the north of the Udon South Deposit.

During 1998, a full independently prepared feasibility study was prepared for the Udon South Deposit by Kilborn Western Inc. ("KWI").  The results of that 1998 feasibility study are not discussed in detail in this Annual Report because in October 2002, the Company announced the results of updated engineering scoping studies conducted by AMEC/Ausenco and Steffen, Robertson and Kirsten (Australasia) Pty Ltd. (the "Independent Engineers").

On May 29,2003, APPC made application for Mining Leases covering the Udon South deposit and has subsequently completed an updated technical and economic review of the proposed mining project. The Department of Primary Industries and Mining (DPIM) advised the Company that the application could not be formally processed until the amendments to the Regulations under the Mining Law are passed.  These regulations were passed on March 10, 2004.  Processing of the application has now commenced.

The updated engineering scoping studies completed detailed analysis of various alternatives particularly taking into account the requirement for an orderly entry to the potash market and to allow time for training of people from the North East of Thailand so that they can participate directly in the job creation benefits was announced by the Company on June 30, 2003.

The studies indicate there is an optimum balance between the originally planned 2 million tonnes of production per annum and a lower initial production.  After taking into account the relatively fixed costs of underground access and the transport infrastructure the optimum is so far found to be an initial 1 million tonnes per annum ("tpa") increasing to 2 million tpa with a plant expansion as the potash market share grows.

Total capital cost for the initial stage is estimated at U.S.$308 million with the second stage estimated at U.S.$221 million ($2003).  It is anticipated that the expansion to 2 million tpa can be financed from cash flow, such that no additional equity financing will be necessary.

The initial first stage of 1 million tpa requires less capital, is more straightforward in the development of the underground mine and yet gives around the same expected rate of return as starting immediately at 2 million tpa.  The lower initial revenue is offset by the lower capital cost.

On the basis of the technical work performed by the Independent Engineers, the Company is of the view that all technical work is now essentially complete and that technical work required for the bank funding of the project, after the granting of the Mining Leases, will only comprise some final updating of the cost input data before the project can proceed to implementation. The project's Environmental Impact Assessment was approved by the Government of Thailand in 2001.

The project generates substantial benefits to the economy of Thailand in general and to local communities in North Eastern Thailand in particular. The project creates over 1,000 jobs during the three year construction phase and 900 direct jobs over a 22 year mine life; it makes a total contribution to the Thai economy in excess of Baht 260 billion (US$6.5 billion) through royalties, export earnings, materials purchases, employment benefits and taxes. It will allow the Government of Thailand, which is a 10 per cent shareholder in the project, to improve the country's balance of trade and to underscore its interest in attracting investment from abroad for the benefit of Thai citizens.

Worldwide demand for potash continues to increase and is now close to production capacity with the highest growth in consumption forecast in Asia led by China.

Recognizing the importance of the Chinese market the Company signed a Memorandum of Understanding with China State-Owned Enterprise Investment Company (CSEIC) in November 2003. The Company will work with CSEIC to identify long-term offtake commitments in China and to work with potential Chinese partners with expertise in the areas of investment, financing, technical support and sales and marketing.

In December 2003, the Company received a notice from the Government questioning the Company's right, under its Concession Agreement, to renew seven exploration licenses relating to a portion of its potash concession known as the Udon North deposit. The Company appealed this notification, believing that it has a substantial basis for renewal of the exploration licenses. In April 2004 the Company agreed with the Thai Department of Primary Industries and Mines to suspend arbitration proceedings for a sixty day period to permit discussions between the two parties.

The lack of progress on the Mining License, and the questions raised over Udon North, led the board to appoint specialist Advisors on a success fee basis to enhance the Company's efforts to procure the

Mining License for Udon South and to secure the Udon North tenements. The Advisors, who are at arm's length to the Company, have worked with a number of international companies investing in significant projects in Thailand. They provide resources and experience that are not available within the Company and are working in close co-operation with management.

The Company and our shareholders benefit from the continuing support of Olympus Capital Holdings Asia I, L.P. ("Olympus"), the Company's major shareholder. In 2004 Olympus has provided two separate convertible loans of US$0.5 million and US$1.5 million respectively. This has provided the company with working capital to aggressively pursue our objective of obtaining a Mining License. The Company continues its ongoing efforts to raise funds

Description and Location

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

1940000 N
1930000 N
1920000 N
1910000 N
1900000 N
1890000 N
260000 E
265000 E
270000 E
275000 E
280000 E
285000 E
UDON THANI
UDON FIELD
SOMBOON FIELD
Special Prospecting License Boundary
Udon Thani City
ASIA PACIFIC POTASH CORP., LTD.
UDON THANI POTASH CONCESSION
Special Prospecting License Boundary
SCALE 1:400,000

Deposit Location Map

1.

The Upper shaded area is the town of Udon Thani.

2.

The middle shaded are is the Udon North Deposit (formerly the "Udon Deposit").

3.

The lower shaded area is the Udon South Deposit (formerly the " Somboon Deposit").

The Concession Agreement

The effective date of the Concession Agreement is June 4, 1993.  The Concession Agreement provided that all exploration areas under Special Atchaybats, (special prospecting licenses) would expire on June 4, 2003, unless applications for Prathanabats (mining licenses) have been made.  On May 29, 2003, the Company submitted the Application for four Prathanabats for the Udon South deposit as described in the existing Environmental Impact Assessment ("EIA").  The approval of the Mining Leases will now follow the structured process under Thai law that leads to the review and approval of the application.  The Company has been previously advised by the Department of Primary Industries and Mining (DPIM) that the application could not be formally processed until the amendments to the Regulations under the Mining Law are passed.  These regulations were passed on March 10, 2004.  Processing of the application has now commenced.

The Prathanabats would grant to APPC the exclusive right to mine, process, dress, extract, remove, bag and store all potash on, within or beneath the mining area, and the right to build, maintain and operate a mine and related facilities.  In support of the application for Prathanabats, the feasibility study for the Udon South Project must be filed and is further supported by the approved EIA on file.  The terms of the Prathanabats mining leases will be for a period of up to 25 years, with possible extensions, with the exact term of the Prathanabats to be the time frame necessary to permit APPC to mine out any proven and probable reserves of the deposit as determined at the time of the application for the Prathanabats.

Upon the receipt of the Prathanabats, APPC will be required to pay to the Thai Government U.S.$5,000,000.  In addition, the Government is entitled to a 7% royalty on the FOB mine price for potash mined, processed and removed from the mining area.  In addition, APPC was required to contribute U.S.$225,000 in 1994 and, thereafter, U.S.$250,000 per year to the Thai Potash Scholarship Fund, to be used by the Thai Department of Mineral Resources for scholarships, staff training, equipment, and other research facilities in the field of potash and phosphates.  The contribution is reduced to U.S.$200,000 per year upon commencement of commercial production.  It is further reduced by payments made to the Government for surface rights.

If potash production in any year after the fifth year from the commencement of production (being the first period of 30 consecutive days in which the average daily production of potash is at least 70% of the designed capacity of the production facility):

(i)

exceeds the annual rated production capacity (subject to a 5% margin); or

(ii)

exceeds 2,100,000 tonnes of potash; or

(iii)

the capital expenditures of APPC do not exceed minimum capital expenditures (being U.S.$200,000,000 in 1981 U.S. dollars for an annual capacity of 1,000,000 tonnes),

then the Government's share of net cash flow in any calendar year will be adjusted as follows:  If APPC's internal rate of return is from 20% up to 30%, the Government's share of net cash flow is 25%, if the internal rate of return is from 30% up to 35%, the Government's share of net cash flow is 30%, if the internal rate of return is 35% up to 40%, the Government's share of net cash flow is 40%, and if the internal rate of return is 40% and over, the Government's share of net cash flow is 50%.  Any major expansion after the initial 5 year production period will be treated as a separate project with similar profit sharing calculations.

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

The Concession Agreement and the November 29, 1994 Shareholders' Agreement between the Company and Metro provides that the Board of Directors of APPC shall consist of up to ten Directors, one of whom is a representative of the Government of Thailand, six of whom represent the Company, and three of whom represent Metro.  In June 1998, the Company acquired control of Metro.  In January 1999, pursuant to a plan of arrangement, the Company acquired the remaining outstanding shares from minority shareholders of Metro and now owns and controls 100% of the outstanding shares of Metro.

Any dispute in respect to the Concession Agreement that cannot be resolved by the mutual agreement of APPC and the Ministry of Industry is to be submitted to the Minister of Industry for Thailand.  If the Minister fails to make a decision on the matter within 60 days or if one of the parties is not satisfied with the decision of the Minister, the matter may be referred to arbitration.  APPC and the Government of Thailand will each appoint their own arbitrator, and those arbitrators will appoint a third arbitrator, who shall not be a citizen, national or resident of Thailand or the United States, but shall be a native English-speaking person.  Any arbitration would proceed in the English language according to the rules of the Thai Commercial Arbitration Rules, and the award of the arbitrators shall be final and binding upon the parties.

Board of Investment ("BOI") Incentives

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

Private Royalty

The Company's interest in the Udon South and Udon  North Deposits is subject to a royalty of 1½% of 75% of the FOB minesite revenues received or payable to APPC from the sale of potash.  The royalty is payable to three parties associated with former Directors of the Company.

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

An existing railway line owned and operated by the State Railway of Thailand ("SRT") lies less than 1 km from the proposed mine site. The existing railway line is currently underutilized.  Rail access to the site is on land owned by APPC.  Road access is from a divided paved highway that is the main highway between Udon Thani and Bangkok.

History

The Udon Thani Concession was granted in 1984; however no exploration work was carried out until 1993.  The Udon Thani Concession initially covered an area of 2,330 km2, was reduced to 1,726 km2 in 1996, to 850 km2 in 1998 and to 192 km2 in June, 2001.

Geological Setting

Udon Thani Province is located at latitude 16º 8' N and longitude 102º 47'E, on the Khorat Plateau, in north-eastern Thailand.  The Phu Phan Range divides this plateau into two rock salt basins, Sakhon Nakhon Basin and Khorat Basin.  Udon Thani is located within the Sakhon Nakhon Basin.  The topographic surface of the area is approximately 180 - 208 above MSL.  This area is located adjacent of regional highlands from which local streams originate and flow to lowland areas.

The mining area lies approximately 180 - 208 m above MSL.  This area is located at the centre point of regional highlands, from which local streams originate and flow to lowland areas.  The general landscape of the project area is flat and generally covered by rain-fed paddy fields.

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

The only potassium minerals noted to date are sylvite and carnallite which occur as distinct layers, the contact of which may show minor intermixing.  Both, however, are intermixed with halite to produce the mineral assemblages known as "sylvinite" and "carnallitite", respectively.  The commercially important sylvinite zone always overlies the carnallitite zone, and contains only negligible magnesium.

Drilling and Downhole Analyses

Drilling was done on a contract basis by Aztec Drilling Co., a Thai firm with its head office in Bangkok.

An Ingersoll Rand rotary rig using a tricone bit was used to set intermediate casing to the Middle Salt horizon.  The casing was then cemented in.  No core was recovered, but chips were collected and retained for study.

The bore holes were cored from the casing bottom to below the sylvinite zone within the carnallitite horizon, with Longyear "38" and "44" truck mounted drills.  "HQ" sized core 63.5 millimetre ("mm") in diameter was recovered.  Circulation was maintained with a saturated sodium chloride solution.  Sporadic minor leaching of sylvite mineralization within the sylvinite zone was noted due to drilling fluids being under-saturated in potassium.

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

Core Logging

The core was logged by APPC's geologists at APPC's leased core storage facility.  The major formation breaks outside of the cored interval were identified from the gamma logs.  The Lower Salt was visually logged in detail with depths tied to the footage blocks in the core boxes.

Core Sampling

After logging, the sample intervals were marked out by the geologist on geologic breaks or 50 cm intervals, whichever is less, in the sylvinite zone, and 1 metre ("m") intervals in the underlying carnallitite zone.  Clay interbeds were not sampled prior to hole 95-63.

The samples were taken as 1 cm square saw cuts, run longitudinally down the side of the core with a dado blade on a table saw.  Earlier samples were cut with a normal saw blade, first 12 to 15 mm deep, later 25 to 30 mm deep before the use of the dado blade.  The cut material provided fine to coarse grained chips which samples were split with a Jones riffle by the Department of Mineral Resources, Thailand ("D.M.R.") technicians.  One split was sent to the government lab for assay, the remainder was given to APPC for its assaying purposes.  Check samples of Udon South core were acquired in 1996/97 by halving and quartering the core.  All holes cored since hole #102 were sampled using both groove and quarter core techniques.  APPC's samples were shipped to Canada for original assay by Pioneer Laboratories in New Westminster, B.C.  Three independent laboratories were also involved at different stages in check sampling and assaying programs including Saskatchewan Research Foundation, Chemex Labs Ltd. and Lakefield Research Ltd.

Surveying

Reconnaissance survey and hole layout was conducted by using a hand held Global Positioning System instrument ("GPS").  Roads were mapped by traverses with truck mounted G.P.S. instruments.

On completion of several holes an accurate transit survey was carried out by a local land surveyor.

Assaying

Assaying was conducted by independent qualified Canadian laboratories using industry standard techniques.  Samples received from the field were pulverized with a mortar and pestle and a 1 gram ("g") portion taken for digestion and analysis.  Prior to hole 94-33 digestion was by 50 millilitre ("ml") of 50% nitric acid followed by dilution with water to 100 ml and ICP/ES finish.  From hole 94-33 on digestion has been by 50 ml of 95° water followed by dilution to 100 ml of ICP/ES finish.  The change to water digestion was to ensure that no water insoluble potassium or magnesium was being reported.

A quality assurance and quality control check sampling and assaying program was conducted by KWI in order to ensure that reported grades for K20, Mg and Ca were representative of Udon South mineralization as previously disclosed.  A quarter of existing cores from selected sylvinite intervals were re-assayed by SRC laboratory in Saskatoon under the supervision of KWI.

The check assays, including assay comparisons with the DMR analysis, and mass balance calculations all indicated the average grades of K20 are consistent with recorded core sample analysis.  The assay grades and thickness were consequently interpolated within the Somboon geological model.

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

Mineral Resource Inventory

The 1998independently prepared feasibility study by KWI reported that upon completion of a geological model for the Udon South deposit, each block of the model was classified into the measured, indicated, or inferred resource category.  The classification followed the recommendations of CIM Council published in "Ad Hoc Committee Report, Mineral Resource/Reserve Classification:  Categories, Definitions, and Guidelines", CIM Bulletin, September 1996.  In the author of that feasibility report's opinion, there would be no material difference if the blocks were classified in accordance with the August 20, 2000 CIM Definitions and Guideline as required in NI 43-101.

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

The estimate prepared by KWI for the 1998 Feasibility Study was stated to be a resource, not a reserve, because the financial evaluation was excluded from KWI's scope of work and because the detailed studies by specialist consultants on transportation, marketing and environmental matters had not been thoroughly reviewed.

In October 2002 the Company announced the results of scoping studies conducted by AMEC/Ausenco and Steffen, Robertson and Kirsten (Autralasia) Pty. Ltd. ("SRK") who evaluated development alternatives.  SRK estimates that the Udon South Resource totals 255 million tonnes measured and indicated at an average grade of 23.5% K2O with an additional 47 million tonnes inferred (see table below).  The measured and indicated resource includes about 30 million tonnes at 26.8% K2O within a high value core area averaging 7.2m in thickness.  The Udon South potash resource occurs as a single horizontal sylvinite (potash) bed of consistent thickness and mining conditions.

Resource Category	Tonnes (million)	%K2O	Average Thickness (meters)
Measured	95	24.5	4.2
Indicated	160	23.2	3.6
Total	255	23.9	3.9
Inferred	47	22.9	3.5

            Source: SRK, Udon South phase 1 study, September 2002, estimates by

           Andrew J Vigar FAusIMM, Principal SRK Brisbane comply with the requirements of the Australian JORC Code and Canadian NI43-101

Environmental Assessment

Regulatory approval of the Udon South Project by the Government of the Kingdom of Thailand required the preparation of an Environmental Impact Assessment ("EIA") Report to present an environmental and socio-economic baseline study, including a survey of perceptions and attitudes about the project of the directly affected population, as well as impact assessment, mitigation plans, and monitoring systems.  An EIA Report was prepared for APPC covering the Udon South potash mine and the Laem Chabang port.

Apart from noise levels during construction and increased traffic, the primary concerns are reported to be the potential for salinization of soils and contamination of surface or ground water from seepage or spillage of brine or pollutants such as lubricants or chemicals.  Suitable mitigation and monitoring techniques will be applied and enforced.

The Udon South mine EIA was submitted to the Ministry of Science, Technology and Environment's Office of Environmental Policy and Planning in October 1999, and final approval was given in February 2001.

Development Plan

On May 3, 2004 the Company announced that, in view of rapidly rising potash prices and other factors, the Company has completed an update of the economics of the Udon South Potash project published in June 2003 and found substantial improvement.  Prices for potash delivered into South China, which is expected to be the Company's primary market, are estimated to have increased from U.S.$120/tonne in June 2003 to U.S.$145/tonne in January 2004, and up to U.S.$163/tonne currently.  Based on estimated January prices of $145/tonne, current exchange rates, and shipping quotes ex-Bangkok, the Net Present Value (NPV) of the Company's 90% interest in the project's cashflow is approximately US$186 million and the project produces an internal rate of return (IRR) of 22.6%

Using the current price of US$ 163/t, the corresponding NPV increases to $US 291 million and the IRR increases to 27.8%.

There is no widely published market information for potash sales prices in China: the Company has estimated the sales prices from a number of sources at an indicative delivered price (CFR) South China of $US145/tonne in January and $US 163 / tonne currently. The Company estimates that its delivered cost to a South China port would have been $73 / tonne in January and currently would be $86 / tonne.  The Udon Mine is currently scheduled to go into production in 2008, subject of course to the license, permits and all financing being in hand when scheduled.

In June 2003, Asia Pacific, using then current prices, calculated the Net Present Value for its share of project cashflow to be US$ 100 million and the IRR in a range of between 16% and 20%.

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

Total capital cost for the initial stage is estimated at U.S.$ 308 million with the second stage estimated at U.S.$ 221 million ($2003). It is anticipated that the expansion to 2 million tpa can be financed from cash flow, such that no additional equity financing will be necessary.

The Company will incur costs in addition to the direct project costs which will reduce the rate of return to the Company by approximately 1.2% below that of the project. For example, the Company must fund the Thai Government's 10% partially free carried interest in APPC which holds the project interest. In addition, the Company must pay a private royalty to three parties associated with former Directors of Asia Pacific Resources Ltd.

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

Based on the technical, economic and market studies, the Company has concluded that there is an optimum initial rate of production balancing the various parameters including orderly market entry, technical start-up, and commissioning issues.  After taking into account the relatively fixed costs of underground access and the transport infrastructure the optimum was found to be an initial production rate of 1 million tpa of potash, increasing to 2 million tpa with a plant expansion as market share grows.

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

In addition, the design incorporates an improved underground tailings disposal system, and ensures that virtually no tailings will be stored on surface for extended periods, and that all tailings are safely stored underground during the mine's operating life. This design will reduce the potential for surface subsidence, as mined out areas are filled with tailings. The change also minimizes possible ground water impacts, and addresses concerns brought up by local residents during the Company's consultations.

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

The Company expects that the implementation of the project will involve a commercial relationship with one or more other companies for the purposes of market development and project financing. The level of third party equity participation to finance the project relative to the level of debt financing potentially will have a diluting effect on existing shareholders directly or on the Company's holding in the project.

Worldwide demand for potash continues to increase and is now close to production capacity with the highest growth in consumption forecast in Asia led by China.

Recognizing the importance of the Chinese market the Company signed a Memorandum of Understanding with China State-Owned Enterprise Investment Company (CSEIC) in November 2003.

We will work with CSEIC to identify long-term offtake commitments in China and to work with potential Chinese partners with expertise in the areas of investment, financing, technical support and sales and marketing.

Following the May 29, 2003 submission of the Mining Lease Application, Company management has met with the Thai Government Committee appointed to oversee the process. The Company has been advised by the Department of Primary Industries and Mining (DPIM) that the application could not be formally processed until the amendments to the Regulations under the Mining Law are passed.  These Regulations were passed on March  10, 2004 and processing of the application has now commenced.

The Company has listened carefully, and responded to local residents' concerns regarding possible subsidence and ground water impacts. In addition to official consultations and extensive meetings with local residents, the Company continues to look to engage in dialogue with various Non Government Organizations' who have expressed opposition to the project in order to understand and respond to their positions. There is no question that the project enjoys strong local support. In August 2003 an exhibition of the project was staged in a modern shopping mall in Udon Thani city. Over 1,000 people participated in a survey that asked about their awareness of the project and their level of support. When asked how the Udon Potash project can contribute to the well-being of Udon Thani citizens and of Thailand, 95.3% said considerably or greatly. 79% of respondents said that the project should start with only 3% saying that it should not.

At present, APPC holds the "rights to exploit" the remaining 192 square km of the Concession area.  This includes the Udon South and Udon North Deposits.  Under the terms of the Concession Agreement, the Thai Government is not required to participate in any funding in order to maintain its 10% interest in APPC; however, any funds advanced on its behalf (i.e., 10% of any equity funding) are recoverable from a positive project cash flow.  Each private participant, in addition to its own equity, will be expected to assume responsibility for a pro rata share of the Government's carried interest.

The Company's objective is to fund its share of the required Udon South Project obligations through a combination of debt and equity financing or joint venture participation.  The total costs to reach a mine construction decision and to construct a mine are anticipated to be greater than the Company can or would choose to absorb on its own.

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

If other parties become involved in the Udon South Project it may be necessary to re-apply to the Thai Board of Investment ("BOI") to secure promoted project status in the name of the joint venture or other legal entity.  This may be necessary in order to receive the tax concessions previously granted to APPC and incorporated in the financial analysis.

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

In May 2004 the Company announced that its subsidiary, Asia Pacific Potash Corporation (APPC), and the Department of Primary Industry and Mines (DPIM) have agreed to suspend the arbitration proceedings related to the renewal of Special Prospecting Licenses for the Udon North project for a 60 day period to permit discussions between the two parties. Previously, the Company had announced that it had filed applications for the extension of special prospecting licenses over the ground held under expiring prospecting licenses issued pursuant to the Concession Agreement and the Minerals Act. In December 2003, APPC received a letter from the DPIM which questioned APPC's right to extend or renew the special prospecting licenses.  The view of the Company is that APPC is fully entitled to tenure of the Udon North area pursuant to the provisions of the Concession Agreement, and are pleased at the increased prospect of a near term resolution of this matter.

Item 5.  Operating and Financial Review and Prospects.

A.

Operating Results.

Overview

The Company holds a 90% direct and indirect beneficial interest in the Udon Thani Potash concession situated in North East Thailand and has identified two large potash deposits on the Property.   The Company's activities are primarily directed at the development and financing of its potash deposits. Under Canadian GAAP, direct exploration and development costs have been capitalized.  Administrative and other costs associated with the evaluation of debt and financing alternatives have been expensed.

Critical Accounting Policies

The Company prepares its Consolidated Financial Statements in conformity with GAAP in Canada, which conforms in all material respects to United States GAAP, except for those items disclosed in

Note 17 of the Notes to the Consolidated Financial Statements.  The most significant difference between Canadian and United States GAAP relating to the Company is the Company's accounting policy for deferred exploration costs.  United States GAAP prefers exploration costs related to mineral properties to be expensed until there is substantial evidence that a commercial body of ore has been located and project financing has been secured.  Canadian GAAP allows exploration costs related to mineral properties to be deferred during the exploration stage until such time as it is evident that the deferred cost exceeds the estimated recoverable amount or the property is abandoned.   For United States readers, the Company has detailed this and other differences and has also provided a reconciliation of the differences between the United States and Canadian GAAP, where applicable, in Note 17, as referred to above.

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. Significant critical accounting estimates include management's estimates of future undiscounted cash flows, future potash prices, recoverable reserves and future operating and capital costs of construction of a mine which are necessary to assess the amount, if any, of impairment of the Company's potash reserves. The Company's accounting policies are described in Note 2 to the consolidated financial statements.

The financial statements include the accounts of the Company's subsidiary, Asia Pacific Potash Corporation ("APPC"), a company which holds a potash concession in Thailand (Note 3).  Of the Company's 90% beneficial interest in APPC, 27.5% is held through a wholly-owned subsidiary, Metro Resources Company Ltd.  Intercompany transactions and balances have been eliminated.

The Company is capitalizing all direct exploration and development expenditures related to the Potash Concession until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

Management reviews the carrying value of the potash concession and related property at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company, the status of the Company's exploration and mining rights and the assumptions and conclusions included in mining feasibility studies.

If the Company has reason to believe that impairment may exist, estimated future undiscounted cash flows are prepared using estimated recoverable tons of potash (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves) along with estimated future potash prices and estimated future operating and capital costs of construction. The inclusion of mineral resources is based on various information, including but not limited to the existence and nature of known mineralization, location of the property, results of recent drilling and analysis to demonstrate that the potash is commercially recoverable. The reserves are based on a technical report that has been previously filed on Sedar.

The projected future cash flows cover the known Udon South potash reserves at this time. If the future undiscounted cashflows are less than the carrying value of the assets then the assets may be written down and the write off charged to earnings in the current period.

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

Results of operations -unaudited three months to March 31, 2004 compared with three months ended March 31, 2003

Reference is made to the unaudited Consolidated Financial Statements of Asia Pacific Resources Ltd. ("APQ" or the "Company") for the three month period ended March 31, 2004 upon which the following discussion is based. The unaudited Consolidated Financial Statements and the notes thereto, have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and they have not been reviewed by an auditor.

All dollar figures are in Canadian dollars (C$) unless otherwise stated.

Results of operations

The Company incurred a net loss of $0.8 million for the first quarter ended March 31, 2004 compared to a loss of $1.4 million for the three month period ended March 31, 2003.

Interest received and other income was $845 for the three months to March 31, 2004 compared to $41,336 for the three months to March 31, 2003. This reflects the reduction in cash balances from $5.3 million at March 31, 2003 to $0.4 million at December 31, 2003, prior to the receipt of additional convertible loan financing from Olympus Capital Holdings Asia I, L.P.

The Company's expenses were $0.5 million for the three months to March 31, 2004 compared to $1.4 million for the three months to March 31, 2003.

The first quarter 2004 expenses are distorted by the recovery of stock compensation expense as required by the use of a fair value based method to account for stock-based payments. This results in a credit of $0.4 million.

The first quarter, 2003, expenses are distorted by $0.3 million of once-off costs for the closure of the Company's office in Vancouver, Canada and related staff termination costs.

Excluding these amounts, expenses for the three months to March 31, 2004 were $0.9 million compared to $1.1 million for the three months to March 31, 2003.

Interest and bank charges of $10,693 arise from interest costs accrued on the convertible loan financing received from Olympus Capital in the three months to March 31, 2004.

Update on the Project

Investing activities with respect to expenditures on the potash concession were $0.1 million in the three months to March 31, 2004 compared to $1.2 million for the three months to March 31, 2003. Expenditure in 2004 has been on environmental monitoring and maintenance of the property. In the three months to March 31, 2003 international consultants were finalizing their studies in support of the Mining Lease Application.

At this stage the Company is of the view that all field, laboratory and basic design work is essentially completed. Technical work required for bank debt financing following the grant of the Mining License is expected to include final updating of capital and operating cost data prior to project implementation.

The Mining License application was submitted on May 29, 2003. The Department of Primary Industries and Mining (DPIM) of the Government of Thailand advised that the application could not be formally processed until the amendments to the Regulations under the Mining Law were passed.  These regulations were passed on March 10, 2004.  Processing of the application has now commenced.

In December 2003, the Company received a notice from the Government questioning the Company's right, under its Concession Agreement, to renew seven exploration licenses relating to a portion of its potash concession known as the Udon North deposit. The Company appealed this notification, believing that it has a substantial basis for renewal of the exploration licenses. In April 2004 the Company agreed with the Thai Department of Primary Industries and Mining to suspend arbitration proceedings for a sixty day period to permit discussions between the two parties.

The lack of progress on the Mining License, and the questions raised over Udon North, led the board to appoint, in February 2004, specialist Advisors on a success fee basis to enhance the Company's efforts to procure the Mining License for Udon South and to secure the Udon North tenements.

The Advisors, who are at arm's length to the Company, have worked with a number of international companies investing in significant projects in Thailand. They provide resources and experience that are not available within the Company and are working in close co-operation with management.

Summary of quarterly results

The financial results for each of the eight most recently completed quarters are summarized below:

	3 months ended March 31, 2004	3 months ended December 31, 2003	3 months ended September 30, 2003	3 months ended June 30, 2003	3 months ended March 31, 2003	4 months ended December 31, 2002	3 months ended September 30, 2002	3 months ended June 30, 2002
Total revenues	$845	$6,842	$13,947	$30,932	$41,336	$66,055	$58,809	$42,515
Net loss	(801,345)	(1,324,913)	(538,163)	(1,489,696)	(1,411,640)	(1,204,685)	(1,157,472)	(1,600,918)
Net loss per share	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.02)	(0.00)	(0.00)

The Company is an exploration stage enterprise. At this time it is not impacted by any issues of seasonality or market fluctuations.

The Company's quarterly performance is impacted by foreign exchange movement. Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company's integrated subsidiaries, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation are included in the statement of loss.

Effective March 1, 2002, the Company has adopted, on a prospective basis, new CICA recommendations with respect to stock-based compensation and other stock-based payments.  This is detailed in the Company's financial statements for the fiscal year ended December 31, 2003 as filed on Sedar. Changes in the Company share price at each balance sheet date impact the value of stock based compensation and other stock-based payments.

Liquidity

At March 31, 2004 the working capital of the Company was $1.9 million compared to $0.2 million at December 31, 2003. This excludes the convertible loan financing received from Olympus Capital Holdings Asia I, L.P, which is classified as current liabilities. Including the loan of $2.6 million leaves the Company with a working capital deficit of $0.7 million.

On January 16, 2004 Olympus Capital Holdings Asia I, L.P. ("Olympus") advanced a US$500,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.  On March 22, 2004 Olympus advanced an additional US$1,500,000 loan on the same terms.  The loans are each for a term of one year, but may be extended in increments of six months by the agreement of the parties. Should the Company undertake a third party equity financing of at least US$2,000,000,

Olympus, subject to regulatory approval, will have the right to convert the loans into such security on the same terms as the financing. Any proceeds from the sale by the Company or its subsidiary of any securities or assets in excess of amounts required for the development of its potash project may be required to be applied to repay the loans, if not converted by Olympus, subject to the Company maintaining adequate working capital.

Other than for administrative expenditures, the Company will continue to spend funds on the ongoing development of its potash project, in particular, responding to issues raised in the review of its application for a Mining License.

Contractual commitments

Contractual Commitments for expenditure by the Company are unchanged from that described in the Company's management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Convertible debt	$2,622,600	$2,622,600	-	-	-
Capital lease obligations	-	-	-	-	-
Operating leases	$48,733	$48,333
Purchase obligations	-	-	-	-	-
Other long term obligations	-	-	-	-	-
Total contractual obligations	$2,671,333	$2,671,333	-	-	-

In addition to the contractual commitments contingency payments are discussed in Note 12 to the audited financial statements for the year ended December 31, 2003 and includes payments to be made under certain circumstances:

  Pursuant to the Concession Agreement dated November 29, 1994 a fee of US$5 million is payable to the Government of Thailand on receipt of the Mining License for Udon South

  Pursuant to a Success Fee consulting agreement dated February 13, 2004 a success fee of up to $5 million may be payble to the Advisors following the receipt-t of the Mining Licenses for Udon South, in addition to non-cash equity consideration.

  Pursuant to an employment agreement with a senior executive a termination payment of approximately $250,000 at December 31, 2003 may become payable in the event of a sale of the Company's common shares by the majority shareholder to a third party

Proposed transactions

The Company continues its ongoing fund raising efforts to ensure that it can meet its commitments on receipt of the Mining License; for working capital and administrative expenses; to purchase additional land and/or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity materially decreasing over and above current projected expenditures.

Results of operations - Fiscal year ended December 31, 2003 compared to fiscal year ended December 31, 2002 and ten months ended February 28, 2002

Reference is made to the audited Consolidated Financial Statements of Asia Pacific Resources Ltd. ("APQ" or the "Company") for the year ended December 31, 2003, the ten month period ended December 31, 2002 and the year ended February 28, 2002 upon which the following discussion is based. The Consolidated Financial Statements and the notes thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Differences from United States GAAP are described in Note 17 to the statements.

The Company incurred a net loss of $4.8 million or $0.01 per share for the year ended December 31, 2003. The loss is an increase of 20% from a loss of $4.0 million or $0.01 per share for the ten month period to December 31, 2002, and down by 61% from a loss of $12.2 million or $0.21 per share for the full fiscal year ended February 28, 2002.

The financial results for the year ended December 31, 2003, the ten months ended December 31, 2002, and the year ended February 28, 2002 are summarized below:

In C$ millions	Year ended December 31, 2003	Ten months ended December 31, 2002	Year ended February 28, 2002
Expenses	(5.2)	(3.4)	(3.9)
Amortization of property and equipment	(0.1)	(0.1)	(0.1)
Amortization of deferred financing costs	-	(0.3)	(0.4)
Recovery of prior year's accrued finance costs	-	-	2.8
Interest and Other Charges	-	(0.7)	(8.2)
Interest and Other Income	0.1	0.2	-
Foreign Exchange (Loss) Gain	1.0	0.3	(2.4)

Loss Before Income Taxes	(4.2)	(4.0)	(12.2)

Interest received was $93,057 in the year ended December 31, 2003, down 44% from $167,379 received in the ten months to December 31, 2002. This compares to $32,873 received in the fiscal year ended February 28, 2002.

The higher interest in the ten months to December 31, 2002 reflects the cash proceeds received in April 2002 from the conversion of convertible debentures and the subsequent use of the Company's cash to fund activities. As at December 31, 2003 the Company had cash balances of $383,733.

While the Company has not paid interest in 2003 it has paid bank charges of $8,145. During the ten month period to December 31, 2002, the Company incurred $0.7 million in interest and bank charges compared to $8.2 million in the fiscal year ending February 28, 2002, a decrease of $7.5 million. The decrease is due to the conversion of convertible debentures into common shares of the Company on April 1, 2002. The Company incurred interest expense on the debentures for only one month during the ten month accounting period compared to a full year's interest during the year ended February 28, 2002.

Promotion and travel costs for the year ended December 31, 2003 were $1.2 million compared to $0.7 million in the ten months to December 31, 2002, and $0.4 million in the fiscal year to February 28, 2002. The Company incurred $0.5 million of additional costs as it embarked on an active public information program in Thailand. Significant effort has been made to increase familiarity and support for the project from the people of Udon Thani.

Consulting costs have increased to $0.8 million for the year ended December 31, 2003, from $0.2 million in the ten months to December 31, 2002. In the year ended December 31, 2003, $0.3 million was paid to an advisory firm retained to identify and develop international investor interest and to increase the profile and awareness of the project before the Mining License was submitted.  A further $0.3 million has been paid to consultants providing finance and engineering support to the Company.

Salary expenses for the year ended December 31, 2003 were $1.3 million, consistent with the shorter ten month period to December 31, 2002. This reflects the full year's employment of the executive team recruited in 2002 including a full time Chief Executive Officer, senior community relations staff and is net of salary savings from the closure of the Vancouver office in January 2003.

The salary expense in 2003 is a decrease of $0.5 million from $1.8 million in the fiscal year to February 28, 2002. The fiscal year ended February 2002 included a settlement for approximately $900,000 to a former CEO of the Company.

Total stock compensation expense for the year ended 31 December 2003 was $1,055,713. In accordance with the accounting policy described in Note 2 (e) the Company has recorded stock compensation expense of $1,025,487 (ten months ended December 31, 2002 - $55,500) because the exercise price of certain outstanding stock options was less than the Company's stock price at December 31, 2003.

Using the fair value method for stock-based compensation, the company recorded an additional charge to earnings of $10,869 (2002 - $nil) for stock options granted with a fixed exercise price.

The foreign exchange gain for the year ended December 31, 2003 is $1.0 million compared to a gain of $0.3 million in the ten months to December 31, 2002 and a foreign exchange loss of $2.4 million in the fiscal year ending February 28, 2002. As a result of the strengthening of the Canadian dollar relative to the Thai baht in 2003, the Company recorded a $1.3 million gain on translation of the deferred income tax liability which is denominated in Thai baht but reported in Canadian dollars.

Investing Activities and Update on the Potash Market

Investing activities with respect to expenditures on the potash concession were $2.2 million, the same expenditure as in the ten month period ended December 31 2002. $1.0 million was spent in the year to February 28, 2002.

Most of the 2003 expenditure was incurred in the first half of the year as the Company finalized its application for a Mining License for the development, construction and operation of a potash mine on the Udon South deposit. The work led to an update of the technical and economic review of the project which was announced in June 2003.

At this stage the Company is of the view that all field, laboratory and basic design work is essentially completed. Technical work required for bank debt financing following the grant of the Mining License is expected to include final updating of capital and operating costs data prior to project implementation.

B.

Liquidity and Capital Resources

At December 31, 2003, the working capital of the Company was $0.2 million compared to $5.2 million at December 31, 2002.

On February 28, 2002, the working capital deficiency was $65.1 million; excluding the debentures, accrued interest and premium, the Company had a working capital deficiency of $0.8 million.

In January 2003 the Company completed a non-brokered private placement to a Canadian financial institution of 21,751,896 common shares at a subscription price of $0.10 per share for gross proceeds of approximately $2.2 million.

In January and March 2004 the Company received convertible loan financing totaling US$2.0 million from Olympus Capital to meet its short term working capital requirements.

Other than for administrative expenditures, the Company will continue to spend funds on the ongoing development of its potash project, in particular responding to issues raised in the review of its application for a Mining License.

The Company intends to continue its fund raising efforts to meet working capital requirements, its obligations on receipt of a Mining License and for subsequent construction of the Udon South mine.

Contractual Commitments

The Company has the following contractual obligations for payments due:

a)

Lease Commitments

The Company has future minimum payments in respect of lease commitments for office space in Thailand due in 2004 of $48,733.

b)

Payment to Government of Thailand

Pursuant to the Concession Agreement dated November 29, 1994, a fee of US$5.0 million is payable to the Government of Thailand on receipt of the Mining License for Udon South.

Contingencies

The Company has the following material contingent liabilities:

a)

Success Fee

As detailed in Note 16 (c) of the Company's financial statements the Company has retained specialist Advisors on a success fee basis to enhance the Company's efforts to procure the Mining License for Udon South and to secure the Udon North tenements. Under the terms of the Agreement the Advisors receive a cash success fee of US$5 million payable in two payments of US$2 million in 30 days and US$3 million in 60 days, following receipt by APPC of a Mining License for Udon South within the term of the Agreement, and on commercial terms acceptable to APPC in its sole discretion.

In addition the Advisors would receive certain options and units as described in Note 16 (c).

The Advisors, who are at arm's length to the Company, have worked with a number of international companies investing in significant projects in Thailand. They provide resources and experience that are not available within the Company.

b)

Employment Contract

In the event of a sale of the Company's common shares by the majority shareholder to a third party, whereby the majority shareholder will own less than 20% of the outstanding common shares held at the date of closing of the sale, the Company will be obligated to pay a senior executive a termination payment under his employment agreement estimated as approximately $250,000 at December 31, 2003.

The Company continues its ongoing fund-raising efforts to ensure that it can meet its commitments on receipt of the Mining License; for working capital and administrative expenses; to purchase additional land and/or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

C.

Research and Development, Patents and Licenses, etc.

Not applicable

D.

Trend Information

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity materially decreasing over and above current projected expenditures.

Recent Pronouncements

In January 2003, the FASB issued Interpretation No. 46-Revised ("FIN 46-R"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised December 2003), which replaces FIN 46. FIN 46-R incorporates certain modifications to the scope of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46. For all non-special purpose entities ("SPE") created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless of whether the entity is an SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. The Company will adopt FIN 46-R on January 1, 2004. Adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position or disclosures.

In April 2003, SFAS No 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The Company adopted SFAS No. 149 on July 1, 2003. Adoption of this standard did not have a material effect on the Company's results of operations or financial position or disclosures.

In May 2003, SFAS No 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued. In general this statement required that those instruments be classified as liabilities rather than equity on the balance sheet. The Company adopted this standard on July 1, 2003. Adoption of this standard did not have a material effect on the Company's results of operations or financial position or disclosures.

Item 6.  Directors, Senior Management and Employees.

A.

Directors and senior management

The names, municipality of residence, position(s) with the Company and principal occupation(s) of the directors and officers of the Company as of May 10, 2004 follows, including, in the case of directors, any other reporting companies they are a director of. There is no family relationship between any Director or Executive Officer and any other Director or Executive Officer.

Name	Age	Principal Business Activities Inside the Company and Business Experience	Served as a Director/ Officer Since
JOHN G. BOVARD Director	58	President and Chief Executive Officer of the Company since April 2002; prior to that, General Manager - Resources for Multiplex Constructions Pty. Ltd., Asia Pacific Resources Ltd. from March 1991 to April 2002 Currently a director of Greenwich Resources PLC and Danae Resources NL	2002
ROBERT G. CONNOCHIE Director	63	Mining Industry Consultant since April 2002; President and Chief Executive Officer of the Company from March 2001 to January 2002.	1995
LEE A. GRABER Director	57	Mining Industry Consultant since November 2003. Director of Scorpio Mining Corporation and Gold Mines of Sardinia PLC	2002
EDAN LEE Director	37	Chairman of the Company since April 1, 2002 and Managing Director, Olympus Capital Holdings Asia	2002
DANIEL MINTZ Director	42	Founding Managing Director, Olympus Capital Holdings Asia Currently a Director of Korea Exchange Bank Credit Service Co. Ltd. and Convergys Broadband Asia Ltd.	2002
ARTHUR J. ROTH Director	71	Fertilizer Industry Consultant	2002
KEITH CROSBY Vice-President - Exploration and Development for Asia Pacific Potash Corporation Ltd.	53	Senior Geologist for Asia Pacific Resources Ltd.; previously Senior Geologist for IMC	2000
MATHHEW BLACKWELL Vice President Operations for Asia Pacific Potash Corporation Ltd.	32	Vice President Operations for Asia Pacific Potash Corporation Ltd.	2002

B.

Compensation

Remuneration of officers and directors

On April 1, 2002, the Company approved the payment of an annual fee of U.S.$10,000 to Arthur Roth and Lee Graber for their services as Directors, and, since October 1, 2003, to Robert Connochie.  The remaining Directors do not receive any annual fee for their services as Directors.

The Company has a shareholder approved  stock option plan for the granting of incentive stock options to the officers, employees and Directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the year ended December 31, 2003 in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2003 and the other four most highly compensated executive officers of the Company as at December 31, 2003 whose individual total compensation for the most recently completed fiscal year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as an officer at the end of the most recently completed fiscal year.

The Company currently has four paid executive officers.  During the year ended December 31, 2003 the Company paid, in salary, fees and bonuses, in all capacities:

Executive Officer and/or Director	Salary or Fees	Other Compensation	Securities under option granted at an exercise price of $0.065 and a 5 year term expiring May 19, 2008
John Bovard, President and CEO, Director	U.S.$297,178	U.S.$90,000	-
Robert A. Scott, Corporate Secretary and Chief Financial Officer	U.S.$145,850	-	-
Keith Crosby, Vice President Exploration and Development, Asia Pacific Potash Corp.	C$143,832	C$11,000	-
Mathew Blackwell, Vice President Operations, Asia Pacific Potash Corp.	U.S.$149,053	U.S.$12,342	-
Lee A. Graber, Director	U.S.$10,000	-	250,000
Arthur J. Roth, Director	U.S.$10,000	-	250,000
Robert G. Connochie, Director	U.S.$2,500	-	250,000

Robert G. Connochie ceased to be a Named Executive Officer on April 1, 2002.  The Company and Chartwell Ventures Incorporated ("Chartwell"), a private company owned by Mr. Connochie, entered into an eighteen month contract for consulting services.  Chartwell was paid U.S.$10,500 consulting fees per month until September 20, 2003.  He is now paid an annual director fee of U.S.10,000.

Termination of Employment, Changes in Responsibility and Employment Contracts

As at the fiscal period ended December 31, 2003, the Company had employment contracts through management services companies or directly with some Named Executive Officers.

As at December 31, 2003, the Company had employment contracts through management services companies or directly with some Named Executive Officers.

John Bovard was appointed President and Chief Executive Officer on April 1, 2002 for a one year renewable term at an annual base salary of US$150,000 plus an annual allowance of US$18,000 and as President and Chief Executive Officer of Asia Pacific Potash Corporation, in Thailand at an annual base salary of Baht 2.25 Million (about US$52,600). On April 1, 2003 Mr. Bovard was awarded a performance bonus in the amount of US$90,000 and issued 392,500 Shares at a deemed value of C$78,500.  Mr. Bovard 's contract  with the Company was renewed on April 1, 2003 at an annual base salary in of US$250,000 and he will be eligible for a performance bonus of US$75,000. His contract with the Company's subsidiary was renewed on the same terms as 2002.  Mr. Bovard is entitled to receive cash compensation equal to one year base salary at the time of termination if he is terminated without cause.

Robert G. Connochie ceased to be the President and Chief Executive Officer on April 1, 2002.  The Company and Chartwell Ventures Incorporated ("Chartwell"), a private company owned by Mr. Connochie, entered into an eighteen month contract for consulting services.  Chartwell was paid US$10,500 consulting fees per month and the contract expired on September 30, 2003.

Gerald Wright ceased to be the President and Chief Executive Officer on March 22, 2001.  The Company negotiated a termination agreement with Mr. Wright that entitled him to receive a termination package worth approximately $900,000, payable on a monthly basis from April 2001 to May 2003.   As at May 31, 2003 this agreement was paid in full.

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer consists of an annual base salary of U.S.$250,000 and he will be eligible for an annual performance bonus of U.S.$75,000.   As President and Chief Executive Officer of Asia Pacific Potash Corporation, in Thailand, he receives an annual base salary of Baht 2.25 Million (about U.S.$52,600).   Mr. Bovard is entitled to receive cash compensation equal to one year base salary at the time of termination if he is terminated without cause.

Compensation of Officers

The Company is presently in the development stage of its major asset, being the Udon North and Udon South potash deposits in Northeast Thailand.  The primary method of compensating executives is through salary and the granting of incentive stock options, which is designed to provide the incentive to executives to increase shareholder value.

The Board of Directors of the Company determines the compensation of the Company's executive officers.

The Company's executive compensation policies are designed to recognize and reward individual performance as well as provide a competitive level of compensation.  The Company's relative compensation position is determined by comparison to companies of a similar size, similar business complexity and financial standing.  The Board of Directors assesses results fairly and regularly in light of expected Company performance and looks to align pay incentives with the short and long-term interests of the Company's shareholders.

The key components for executive officer compensation are base salary, performance bonuses and the Company's stock option plan.  The benefits of the stock option plan can provide a significant amount of variable compensation that is linked to increases in shareholder wealth, and to the Company and individual performance.

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

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Board is of the view that the Company's general approach to corporate governance, summarized below, is appropriate and substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada adopted by the Toronto Stock Exchange.

The Board is currently composed of six Directors.  All of the Directors have served since 2002, with the exception of Robert Connachie who has been a Director since 1995.  Two of the Company's directors are unrelated.  An "unrelated" Director is a Director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the Board of Directors should include a number of Directors who do not have interests in either the Company or the significant shareholder.  The Company has granted Olympus an undertaking that as long as Olympus exercises control over not less than 25% of the outstanding Shares of the Company management of the Company will put forward Olympus nominees for election as Directors at each Shareholders' meeting, and will solicit and vote proxies for those qualified nominees.  Edan Lee, Chairman, Lee Graber and Daniel Mintz, Directors; are Olympus nominees and are related directors.  John Bovard, President and Chief Executive Officer is the fourth related director.  Robert Connachie and Arthur Roth are unrelated directors.

Mandate of the Board

The mandate of the Board, as prescribed by the Business Corporations Act (New Brunswick), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company's affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.  The Board met twelve times during the year ended December 31, 2003.

Audit Committee

Committees of the Board are an integral part of the Company's governance structure.  The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public.  The Audit Committee also meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate.  This Committee met four times during the year ended December 31, 2003.  Currently, the members are Robert G. Connochie, Lee A. Graber and Edan Lee, one of whom is an unrelated Director. The Company's Audit Committee consists of Edan Lee, Robert Connochie and Lee Graber.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company's business plan and to meet performance goals and objectives.

D.

Employees

As at December 31, 2003, the Company and its subsidiary APPC had one employee based in Canada and 26 permanent and 17 contract employees in Udon Thai, Thailand.

E.

Share Ownership (as at December 31, 2003)

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Shares held at May 10, 2004	Number of Options outstanding at May 10, 2004	Exercise Price	Expiry Date
John Bovard	Nil	8,844,500	$0.090	September 9, 2007
Robert G. Connochie	342,000	250,000 1,770,000	$0.065 0.090	May 18, 2008 September 9, 2007
Lee A. Graber	Nil	250,000 1,770,000	$0.065 0.090	May 18, 2008 September 9, 2007
Edan Lee	250,022,789[1]	Nil

Daniel Mintz	250,022,789[1]	Nil
Arthur J. Roth	Nil	250,000 1,770,000	$0.065 0.090	May 18, 2008 September 9, 2007
Keith Crosby	Nil	1,100,000	$0.090	September 9, 2007
Matthew Blackwell	Nil	1,000,000	$0.070	November 24, 2007

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

Item 7.  Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

The following are the beneficial owners of 5% or more of the common shares of the Company:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Olympus Capital Holdings Asia I, LP	249,684,289	53.8%

Olympus Capital Holdings Asia I, LP ("Olympus") is a limited partnership organized under the laws of the Cayman Islands.  The general partner in Olympus is controlled by Olympus Capital Holdings Asia ("Olympus Capital"), a direct investment firm that targets significant direct investments in companies operating in Asia.  Olympus Capital currently has 20 investment and operating professionals located in Hong Kong, Tokyo, Seoul and New York.  Olympus Capital manages over U.S.$500 million, and has invested over U.S.$400 million of capital in over 15 companies on behalf of third party funds and co-investors.  The sole limited partner in Olympus is ZAM Holdings, L.P., an investment fund managed by Ziff Brothers Investments ("ZBI") for the Ziff family.  Capitalized with proceeds from the 1985 and 1994 sales of the Ziff family's publishing assets, ZBI has several U.S.$ Billions under management. Olympus acquired its common shares in the Company in April 2002 through conversion of the Convertible Debentures held by Olympus, and its participation in the Rights Offering.

B.

Related party transactions

Except as disclosed elsewhere in this Annual Report, there were no material transactions in the year ended December 31, 2003, or proposed material transactions between the Company or any of its subsidiaries and:

a.

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

b.

associates;

c.

individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the Company, and close members of any such individual's family;

d.

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individual's families;

e.

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.

Interests of Experts and counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 8.  Financial Information.

A.

Consolidated Statements and Other Financial Information.

The Company's consolidated financial statements are stated in Canadian dollars ($Cdn.) and are prepared in accordance with Canadian Generally Accepted Accounting Principles, the application of which in the case of the Company conforms in all material respects for the periods presented with United States Generally Accepted Accounting Principles, except as disclosed in note 17 of the financial statements.

Audited financial statements for the year ended December 31, 2003, the ten months ended December 31, 2002 and the year ending February 28, 2002,are included herewith together with the auditor's reports for each of these periods.

Unaudited financial statements for the three months ended March 31, 2004 compared to the three months ended March 31, 2003 are included herewith.

The Company does not anticipate declaring a dividend in the forthcoming fiscal year.

B.

Significant Changes.

No significant change has occurred since the date of the unaudited quarterly and audited annual financial statements and notes included in this Annual Report on Form 20F.

Item 9.  The Offer and Listing.

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, is only required to report on the high and low sale prices for the common shares of the Company on the Toronto Stock Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years (in Canadian dollars) as follows:

The price history of the Company's common shares on The Toronto Stock Exchange is as follows:

	Calendar 2003 (Quarters)				Calendar 2002 (Quarters)				Calendar Year Ended
	1st	2nd	3rd	4th	1st	2nd	3rd	4th	Feb. 2002	Feb. 2001	Feb. 2000
High	$0.095	$0.070	$0.070	$0.285	0.205	0.180	0.160	0.110	0.90	2.00	4.25
Low	$0.065	$0.060	$0.045	$0.055	0.150	0.120	0.070	0.065	0.14	0.82	1.45

	May 2004	April 2004	March 2004	February 2004	January 2004
High	$0.145	$0.160	$0.195	$0.245	$0.265
Low	$0.105	$0.100	$0.120	$0.190	$0.185

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company's common shares trade on the Toronto Stock Exchange in Canada, and on the Frankfurt and Stuttgart Stock Exchanges in Germany under the trading symbol "APQ" and on the OTCBB in the U.S. under the symbol APQCF.

D.

Selling Shareholders

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 10

Additional Information.

A.

Share Capital

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

This information is incorporated by reference to the Company's registration statement on Form 20F as filed on July 24, 2002.

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

(b)

Support Agreements dated October 8, 2001, amendments dated December 4, 2001 and January 17, 2002, and the Amending Agreement dated February 5, 2002 and Standby Agreement dated February 4, 2002, pursuant to which Olympus and Crew Development Corporation ("Crew") extended the maturity date of the Convertible Debentures to April 1, 2002, the conversion price of the Convertible Debentures was reduced to $0.20 per common share, the interest accruing on the Debentures was increased to 14% from and including October 13, 2001 to maturity, and Crew agreed to exercise its rights in respect to the Rights Offering to subscribe for further Units in the aggregate amount of $5,000,000, and Olympus agreed to subscribe for up to $5,000,000 of the Units offered under the Rights Offering which was completed on April 1, 2002.

(c)

Gerald Wright ceased to be the Company's President and Chief Executive Officer on March 22, 2001 and the Company negotiated a termination agreement with him which entitles him to receive a termination package worth approximately $900,000, payable on a monthly basis from April 2001 to May 2003.

(d)

John Bovard dated April 1, 2002 for a renewable term employment contract.

(e)

Chartwell Ventures Incorporated ("Chartwell"), a private company owned by Robert Connochie dated April 1, 2002  for an eighteen month contract for consulting services terminated on September 30, 2003.

(f)

Consulting Agreement on a success fee basis with PAG Partners Limited, a private British Virgin Islands corporation dated February 13, 2004 as described in note 16 (C) to the December 31, 2003 audited financial statements.

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

This legislation also requires any person who intends to acquire common shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of the Company's common shares.  If a person already owns 20% or more of the Company's common shares, a notification must be filed when the acquisition would bring that person's holdings over 50%.  Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of the Company's common shares, other than withholding tax requirements.

There are no specific limitations imposed by Canadian law or the Company's Articles of Incorporation or By-Laws on the right of non-residents of Canada to hold or to vote the Company's shares, other than those imposed by the Investment Canada Act (Canada).  This legislation subjects an acquisition of control of the Company by a non-Canadian to government review if the value of the Company's assets as calculated pursuant to the legislation exceeds a threshold amount.  The threshold amount is adjusted annually to reflect inflation and the Canadian real growth rate and is currently Cdn$223 million where the acquirer is a national or permanent resident of the United States or another country which is a member of the World Trade Organization.  The review threshold is currently $5,000,000 Cdn. for acquisitions of control by other non-Canadians.  A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

The acquisition of a majority of the Company's voting shares is deemed to be an acquisition of control under the Investment Canada Act (Canada).  The acquisition of less than a majority but more than one-third of the Company's voting shares is presumed to be an acquisition of control unless the acquirer can establish that there is no control in fact by the acquirer through the ownership of voting shares.  The acquisition of less than one-third of the Company's voting shares is deemed not to be an acquisition of control.  Share acquisitions in the ordinary course of an acquirer's business as a trader or dealer in securities are exempt from review under this legislation.

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

E.

Taxation.

Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold common shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act").  This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada from a fixed base therein if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to June 30, 2002.  It has been assumed that there will be no other relevant amendment of any governing law, although no assurance can be given in this respect.  This summary does not cover any provincial, local and foreign tax consequences (see "United States Income Tax Consequences" below).

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the "Convention").

The existing Convention between the United States and Canada essentially calls for taxation of shareholders by the shareholder's country of residence.  In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

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

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of common shares unless the common shares represent "taxable Canadian property".

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

Where a United States resident realizes a capital gain on a disposition of common shares that constitutes "taxable Canadian property", the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

a.

the value of the common shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

b.

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the common shares were owned by him when he ceased to be resident in Canada, or

c.

the common shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See "Taxation - "Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time and this does not cover any state, local and foreign tax consequences.  This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary does not address the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividend on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns common shares representing at least 10% or 20%, respectively, of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sale of Company's common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld form distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sourced income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains or loss if the common shares are a capital asset in the hands of the U.S. Holder  which will by long-term capital gain or loss if the common shares of the Company are held for more than one year.  Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding common shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a "foreign personal holding company."  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding common shares are held, directly or indirectly by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the

Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effect on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable years, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.  The Company believes that it qualified as a PFIC for the ten month period ended December 31, 2002 and may qualify as a PFIC in subsequent years.  There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy the recordkeeping requirements which will be imposed on a Qualified Electing Fund ("QEF").  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain in the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his common share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company's first tax year in which the Company qualified as a "qualified electing fund" with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely

QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC.  Therefore, if the Company re-qualifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election.  Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company.  Upon the U.S. Holder's reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold  (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election").  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such common shares as of the close of the tax year, or (ii) the excess, if any, of (A) the market-to market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to non-electing U.S. Holders, over (B) the mark-to market losses for common shares that were allowed as deductions for prior tax years.  U.S. Holder's adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election.  A mark-to-market election only applies to the taxable year in which the election was made.  A separate election must be made by a U.S. Holder for each subsequent taxable year.  Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions", as specifically defined, by the Company.

A non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares and all excess distributions over the entire holding period for the Company 's common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible.  The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such

Company common shares, even if it is no longer definitionally a PFIC.  A non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for non-electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized.  An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner of the transfer.  In a transfer at death, for example, the transferee's basis is equal to (i) the fair market value of the Electing U.S. Holder's common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder's common shares reduced by the U.S. Holder's adjusted basis in these common shares at death.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" ("CFC") under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of the CFC which is subject to current U.S. tax.  The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. Tax on their pro rata shares of the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.  This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders.  Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

F.

Dividends.

Each holder of common shares is entitled to receive dividends if, as and when declared by the Board of Directors, and will participate equally in any distribution of assets upon the liquidation, dissolution or winding-up of the Company.  It is not anticipated that a dividend will be declared before the end of the Company's current fiscal year.

G.

Statement by Experts

Not applicable

H.

Documents on Display.

The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is a "foreign private issuer" as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company's filings with the U.S. Securities and Exchange Commission ("the "SEC"), including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

The Company is required to file financial statements and other information with all of the Securities Commissions in Canada electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

Copies of any documents referred to in this Annual Report and filed with the SEC can be viewed at the Company's Canadian office during normal business hours by giving 48 hours notice to the Assistant Corporate Secretary at Suite 405, 555 Sixth Street, New Westminster, British Columbia, Canada V3L 5H1.

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

At December 31, 2003 the majority of the Company's consolidated cash treasury of Cdn $383,733 was held in Canadian denominated dollars.  The Company's purchasing power of U.S. dollars, to meet U.S. dollar denominated expenditures has decreased by 5.7% for the period December 31, 2003 to April 30, 2004.  Had the Company exchanged $1 million Canadian dollars on December 31, 2003 it would have received U.S.$773,754.  Had the Company exchanged $1 million Canadian dollars on April 30, 2004 it would have received U.S.$729,554, a decrease in purchasing power of 5.7%.

The Company's purchasing power of Thai Baht, to meet Thai denominated expenditures has decreased by 5% for the period December 31, 2003 to April 30, 2004.  Had the Company exchanged $1 million Canadian dollars on December 31, 2003 it would have received Baht 30,656,000.  Had the Company exchanged $1 million Canadian dollars on May 31, 2003 it would have received Baht 29,188,600, a decrease in purchasing power of 5%.

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

Item 12.  Description of Securities Other than Equity Securities.

Not applicable

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15.  Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the"Exchange Act")) as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING. During the most recent fiscal quarter, there have not been any significant changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.  [Reserved]

PART III

Item 17.  Financial Statements.

The Company's consolidated financial statements are stated in Canadian dollars ($Cdn.) and are prepared in accordance with Canadian Generally Accepted Accounting Principles, the application of which in the case of the Company conforms in all material respects for the periods presented with United States Generally Accepted Accounting Principles, except as disclosed in note 17 of the audited consolidated financial statements of the Company included with this annual report.

Audited consolidated financial statements for the year ending December 31, 2003, the ten months ending December 31, 2002 and the fiscal year ended February 28, 2002 are included herewith, together with the auditor's reports for each of these periods.

Unaudited financial statements for the three month period ended March 31, 2004 and the three months ended March 31, 2003 are included herewith.

The consolidated financial statements as required under Item 17 are found immediately following the text of this Annual Report.  The report of Deloitte & Touche LLP, independent Chartered Accountants, is included herein immediately preceding the audited consolidated financial statements.

Audited Financial Statements:

Report of Auditors, dated May , 2004

Consolidated Balance Sheets at December 31, 2003 and December 31, 2002.

Consolidated Statements of Loss and Deficit for the year ended December 31, 2003, the ten months ended December 31, 2002 and the year ended February 28, 2002 and cumulative from inception to December 31, 2003.

 Consolidated Statements of Cash Flows for the year ended December 31, 2003, the ten months ended December 31, 2002 and the year ended February 28, 2002, and cumulative from inception to December 31, 2003.

Unaudited Financial Statements:

Consolidated Balance Sheets at March 31, 2004 (unaudited) and December 31, 2003 (audited).

Consolidated Statements of Loss and Deficit for the three months ended March 31, 2004 and the three months ended March 31, 2003.

Consolidated Statements of Cash Flows for the for the three months ended March 31, 2004 and the three months ended March 31, 2003.

Item 18.  Financial Statements.

The Company has responded to Item 17.

Item 19.  Exhibits

Page
1. Articles of Incorporation (a) Incorporated by Reference to Form 20-F Registration Statement and Form 6-Ks: (i) By-Law No. 1A (b) (i) The Certificate of Continuance (ii) Articles of Continuance
2. (a) Instruments defining the rights of holders of equity or debt securities being registered -- Refer to Exhibit No. 1 -- (b) N/A (c) N/A	N/A
3. Voting Trust Agreements: Not Applicable.	N/A

4.

Material Contracts

(a)

Incorporated by Reference to Form 20-F Annual Reports and Form 6-Ks:

(i)

Shareholders Rights Plan Agreement dated July 17, 1996;

(ii)

Trust Indenture dated July 24, 1998 between Asia Pacific Resources Ltd. and Pacific Corporate Trust Company, First Supplemental Indenture dated August 6, 1998, Second Supplemental Indenture dated May 14, 1999, and Third Supplemental Indenture dated July 17, 2000 and a Fourth Supplemental Indenture dated October  8, 2001.

N/A N/A

(b)

(ii)

Support Agreement dated October 8, 2001 and amendments dated December 4, 2001 and January 17, 2002 and the Amending Agreement dated February 5, 2002

(iv)

Settlement Agreement with Gerald Wright dated March 22, 2001

(v)

Standby Agreement dated February 4, 2002 between Asia Pacific Resources Ltd., Crew Development Corporation and Olympus Capital Holdings Asia I, LP.

(vi)

John Bovard Employment Contract dated April 1, 2002

(vii)

Chartwell Ventures Incorporated Consulting Contract dated April 1, 2002

(viii)

Consulting Agreement on a success fee basis with PAG Partners Limited dated February 13, 2004

N/A N/A N/A N/A N/A
5. Foreign Patents: Not Applicable.	N/A
6. Statement explaining earnings per share calculation: Not Applicable.	N/A
7. Statement explaining ratio of earnings to fixed charges: Not Applicable.	N/A
8. List of subsidiaries: Asia Pacific Potash Corporation Ltd. - Incorporated in Thailand Metro Resources Company Limited - a New Brunswick company Wildemere Limited - Incorporated in Thailand	N/A
9. Not Applicable.	N/A
10. Not Applicable.	N/A

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC RESOURCES LTD.
/s/ John G. Bovard (Signature)
John G. Bovard Its: Chief Executive Officer

Date:

May 21, 2004

INDEPENDENT AUDITORS' REPORT

AND

 CONSOLIDATED FINANCIAL STATEMENTS

 DECEMBER 31, 2003 AND DECEMBER 31, 2002

Independent Auditors' Report

To the Shareholders of

Asia Pacific Resources Ltd.

We have audited the consolidated balance sheets of Asia Pacific Resources Ltd. (an exploration stage enterprise) as at December 31, 2003 and December 31, 2002 and the consolidated statements of loss and deficit and cash flows for the year ended December 31, 2003, the ten month period ended December 31, 2002, the year ended February 28, 2002 and the period from inception, January 26, 1986 to December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2003, the ten month prior ended December 31, 2002 and the year ended February 28, 2002, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  With respect to the period from inception, January 26, 1986, to December 31, 2003, we conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003, the ten month period ended December 31, 2002 and the year ended February 28, 2002, and the period from inception, January 26, 1986 to December 31, 2003 in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia

May 3, 2004

Comment by Independent Auditors on Canada - United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in Note 1 to the financial statements.

Although we have conducted our audits in accordance with both Canadian generally accepted accounting standards and auditing standards generally accepted in the United States of America, our report to the shareholders dated May 3, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors report when these are adequately disclosed in the financial statements.

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia

May 3, 2004

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	December 31,
	2003	2002
ASSETS

CURRENT
Cash	$ 383,733	$ 5,833,316
Accounts receivable	94,611	93,812
Prepaid expenses	168,876	123,302
Other current assets	6,551	49,094
	653,771	6,099,524
INVESTMENT IN POTASH CONCESSION (Note 3)	89,580,496	87,451,256
DEPOSIT (Note 3)	257,027	263,592
INVESTMENT IN LAND (Note 4)	7,940,586	7,894,269
PROPERTY AND EQUIPMENT (Note 5)	141,751	210,565
	$ 98,573,631	$101,919,206

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 404,950	$ 889,353

FUTURE INCOME TAXES (Note 8)	15,020,776	16,348,459
	15,425,726	17,237,812

SHAREHOLDERS' EQUITY

Share capital (Note 7)	158,902,475	156,727,265
Contributed surplus (Note 7 (d))	1,091,856	36,143
Deficit	(76,846,426)	(72,082,014)
	83,147,905	84,681,394
	$ 98,573,631	$101,919,206

GOING CONCERN (Note 1)
COMMITMENTS (Note 11)
CONTINGENCIES (Note 12)

APPROVED BY THE BOARD

"John Bovard"	"Robert Connochie"
John Bovard, Director	Robert G. Connochie, Director

See accompanying notes to these consolidated financial statements.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Consolidated Statements of Loss and Deficit
(Expressed in Canadian dollars)

	Cumulative		Ten month
	from inception	Year ended	period ended	Year ended
	to December 31,	December 31,	December 31,	February 28,
	2003	2003	2002	2002
			(Note 2(d))	(Note 2(d))
EXPENSES
Accounting and legal	2,733,948	680,959	449,274	370,243
Amortization of property and equipment	710,864	58,248	60,725	72,226
Amortization of deferred financing costs	3,127,999	-	322,159	404,741
Consulting	4,535,048	841,663	218,228	943,226
Interest and bank charges	35,425,177	8,145	700,166	8,235,045
Recovery of prior years' accrued
finance costs	(2,755,598)	-	-	(2,755,598)
Office and miscellaneous	3,615,771	354,708	326,318	311,334
Promotion and travel	7,242,279	1,251,007	731,575	390,267
Rent	1,296,836	127,453	126,273	164,036
Salaries	11,863,864	1,281,060	1,274,483	1,846,596
Stock compensation expense	1,170,356	1,055,713	114,643	-
Transfer fees and filing costs	879,243	138,102	104,557	71,596
	69,845,787	5,797,058	4,428,401	10,053,712
LOSS BEFORE THE
UNDERNOTED ITEMS	(69,845,787)	(5,797,058)	(4,428,401)	(10,053,712)
INTEREST AND OTHER INCOME	4,041,210	93,057	167,379	32,873
FOREIGN EXCHANGE (LOSS) GAIN	(4,459,252)	1,001,817	297,947	(2,413,557)
LOSS ON SALE OF INVESTMENTS	(1,806,532)	-	-	-
WRITE-DOWN OF INVESTMENTS	(4,380,918)	-	-	-
WRITE-OFF OF INTEREST IN MINERAL CLAIM	(715,920)	-	-	-
SHARE OF NET LOSS ON EQUITY
INVESTMENT	(701,190)	-	-	-
WRITE-OFF OF EQUIPMENT	(62,228)	(62,228)	-	-
LOSS BEFORE INCOME TAXES	(77,930,617)	(4,764,412)	(3,963,075)	(12,434,396)
INCOME TAX RECOVERY (Note 8)
Current	783,379
Future	2,475,613	-	-	198,184
NET LOSS FOR THE PERIOD	(74,671,625)	(4,764,412)	(3,963,075)	(12,236,212)
DEFICIT, BEGINNING OF PERIOD	-	(72,082,014)	(68,118,939)	(55,882,727)
DIVIDEND IN KIND (Note 14)	(2,174,801)	-	-	-
DEFICIT, END OF PERIOD	(76,846,426)	$(76,846,426)	$(72,082,014)	$ (68,118,939)

LOSS PER SHARE		$ (0.01)	$ (0.01)	$ (0.21)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING		462,458,653	401,704,206	58,444,181

See accompanying notes to these consolidated financial statements.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Cumulative		Ten month
	From inception	Year ended	period ended	Year ended
	to December 31,	December 31,	December 31,	February 28,
	2003	2003	2002	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(74,671,625)	$(4,764,412)	$(3,963,075)	$(12,236,212)
Items not involving cash
Accretion of liability component of
convertible debentures	4,985,439	-	-	95,486
Interest payable on convertible debentures	25,670,708	-	681,579	5,173,856
Amortization of property and equipment	710,864	58,248	60,725	72,226
Amortization of deferred financing costs	3,127,999	-	322,159	404,741
Loss on sale of investments	1,806,532	-	-	-
Write off of equipment	62,228	62,228	-	-
Stock compensation expense	1,170,356	1,055,713	114,643	-
Write-down of investments	4,380,918	-	-	-
Write-off of interest in mineral claims	715,920	-	-	-
Share of net loss on equity investment	701,190	-	-	-
Foreign exchange loss (gain) and other	1,691,408	(1,327,683)	(302,279)	2,639,364
Future income tax recovery	(2,475,613)	-	-	(198,184)

	(32,123,676)	(4,915,906)	(3,086,248)	(4,048,723)
Change in non-cash operating working
capital items (Note 9)	134,912	(488,233)	(276,921)	1,677,284

	(31,988,764)	(5,404,139)	(3,363,169)	(2,371,439)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of share capital	89,187,699	2,175,210	13,832,056	3,057,459
Deferred financing costs	(683,894)	-	(204,396)	(479,498)
Convertible debentures, issued for cash	37,064,808	-	(800,000)	800,000
Convertible debenture, issue costs	(2,885,028)	-	-	-
Payment of withholding tax on convertible		-	-	-
Debentures	(2,070,561)	-	(2,070,561)	-

	120,613,024	2,175,210	10,757,099	3,377,961

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(1,183,418)	(51,662)	(117,951)	(20,787)
Net proceeds on sale of assets	355,539	-	-	-
Investment in Metro Resources Company Ltd.;
less cash acquired at acquisition	(43,939,630)	-	-	-
Investment in land	(6,688,232)	(46,317)	(24,354)	(22,393)
Investment in potash concession	(27,689,326)	(2,129,240)	(2,158,383)	(970,556)
Deposit	(257,027)	6,565	792	(264,384)
Purchase of investments	(12,077,910)	-	-	-
Proceeds on sale of investments	3,880,897	-	-	-
Mineral claims expenditures	(641,420)	-	-	-

	(88,240,527)	(2,220,654)	(2,299,896)	(1,278,120)

NET CASH INFLOW (OUTFLOW)	383,733	(5,449,583)	5,094,034	(271,598)

CASH POSITION, BEGINNING OF PERIOD	-	5,833,316	739,282	1,010,880

CASH POSITION, END OF PERIOD	$383,733	$383,733	$5,833,316	$739,282

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

During the ten month period ended December 31, 2002, the Company issued 312,971,396 common shares upon conversion of the convertible debentures and related interest payable (Note 6).

See accompanying notes to these consolidated financial statements.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

1.

GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.

During the year ended December 31, 2003, the Company incurred a net loss of $4,764,412 (ten months ended December 31, 2002 - $3,963,075; year ended February 28, 2002 - $12,236,212) and at December 31, 2003 had an accumulated deficit of $76,846,426 (December 31, 2002 - $72,082,014).

At December 31, 2003, the Company had cash of $383,733. Subsequent to December 31, 2003, a principal shareholder advanced a US$500,000 convertible loan to the Company, which bears interest at 5%. On March 22, 2004, this principal shareholder advanced an additional US$1,500,000 on the same terms. The loans are for a term of one year, may be extended in increments of six months by agreement of the parties and in the event the Company secures a third party financing of at least US$2,000,000, are convertible into such security on the same terms as the financing, subject to regulatory approval.

In May 2003, the Company applied for a mining license to develop and operate a potash mine on the portion of its potash concession known as the Udon South deposit. Receipt of the mining licenses is subject to review and consideration by the Government of Thailand (the Government) and to a public review pursuant to Thailand's Mining Law. A fee of US$5,000,000 is payable to the Government on receipt of the Mining License.

In December 2003, the Company received a notice from the Government questioning the Company's right, under its Concession Agreement, to renew seven exploration licenses relating to a portion of its potash concessions, known as the Udon North deposit. The Company appealed this notification, believing that it has a substantial basis for renewal of the exploration licenses. In April 2004 the Company agreed with the Thai Department of Primary Industries and Mines to suspend arbitration proceedings for a sixty day period to permit discussions between the two parties.

Subsequent to December 31, 2003, the Company retained specialist advisors (the "Advisors") on a success fee basis to help the Company obtain the mining license for Udon South and to assist in renewing the exploration licenses for Udon North. The terms of this contract are reported in Note 16 (c) of the financial statements.

Continuation of the Company as a going concern is dependent upon its ability to raise funds to complete development of its potash concession, the successful receipt of a mining license from the Government together with payment of related amounts owing to the Government and the Advisors and ultimately the achievement of profitable operations.

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

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  Specific accounting policies are as follows:

 (a)

Basis of consolidation

The financial statements include the accounts of the Company's subsidiary, Asia Pacific Potash Corporation ("APPC"), a company which holds a potash concession in Thailand (Note 3).  Of the Company's 90% beneficial interest in APPC, 27.5% is held through a wholly-owned subsidiary, Metro Resources Company Ltd.  Intercompany transactions and balances have been eliminated.

(b)

Property and equipment

Equipment is stated at cost, net of accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method, based on the estimated useful lives of the assets as follows:

Furniture, fixtures and computer equipment

5 years

Exploration equipment

5 years

Vehicles

5 years

Leasehold improvements

Over the lease term

(c)

Foreign currency translation

Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company's integrated subsidiaries, have been translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation have been included in the statement of loss.

(d)

Potash concession

The Company is capitalizing all direct exploration and development expenditures related to the Potash Concession until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

Management reviews the carrying value of the potash concession and related property at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company, the status of the Company's exploration and mining rights and the assumptions and conclusions included in mining feasibility studies.

If the Company has reason to believe that impairment may exist, estimated future undiscounted cash flows are prepared using estimated recoverable tons of potash (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves) along

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

with estimated future potash prices and estimated future operating and capital costs of construction. The inclusion of mineral resources is based on various information, including but not limited to the existence and nature of known mineralization, location of the property, results of recent drilling and analysis to demonstrate that the potash is commercially recoverable.

Projected future cash flows cover the known potash reserves at Udon South at this time. If the future undiscounted cash flows are less than the carrying value of the assets then the assets may be written down and the write off charged to earnings in the current period.

(e)

Stock-based compensation plans

Effective March 1, 2002, the Company has adopted, on a prospective basis, new CICA recommendations with respect to stock-based compensation and other stock-based payments.  The new recommendations encourage, but do not require, the use of a fair value based method to account for stock-based payments to employees whereas any stock-based payments to non-employees must be accounted for using a fair value based method of accounting.  The Company has elected to record stock-based compensation to employees based on the fair value at the date of grant. Prior to the adoption of this new standard, the Company did not require any compensation to be expensed when stock options were granted or exercised.

The exercise price of certain outstanding stock options granted under the Company's 2002 stock-based compensation plan increases in future periods in accordance with the terms of the plan (Note 7 (c)). As a result, the fair value of these stock options cannot be reasonably determined until the options are exercised. When fair value is not reasonably determinable at the date of grant, the value of compensation to be recorded is measured each period based on the excess of the current stock price over the exercise price of the stock option at the end of the period. The recorded compensation expense will be adjusted to the actual fair value when the exercise price becomes known. For options with a fixed price, stock-based compensation is calculated using the Black-Scholes option pricing model.

(f)

Loss per share

The Company's diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.

 (g)

Future income taxes

The Company accounts for income taxes using the asset and liability method whereby future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such loss ultimately will be utilized.  Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be either settled or realized.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

(h)

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

3.

INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

	December 31,	December 31,
	2003	2002

Balance, beginning of year	$87,451,256	$85,292,873
Deferred exploration and development expenditures	2,129,240	2,158,383
Balance, end of year	$89,580,496	$87,451,256

The Company holds a 90% beneficial interest in APPC, a company which holds two potash deposits, Udon South and Udon North, situated in Udon Thani in northeast Thailand, and the Government of Thailand has a 10% carried interest.  The Company will recoup the Government of Thailand's 10% share of exploration, development and capital expenditures out of the Government's share of dividends from the net profits of APPC, if any, once commercial production has commenced.

On June 4, 2001, the Department of Mineral Resources of Thailand ("DMR") issued to APPC twelve special prospecting licenses ("SPLs"), pursuant to a June 4, 1993 Concession Agreement with APPC and the Ministry of Industry of Thailand.

The SPLs require APPC to expend on exploration, development and administrative expenditures an amount of US$240,000 in the first and second year, respectively, from the date of issuance.  APPC has already expended the minimum required exploration, development and administrative work relating to the first and second year as at December 31, 2003.

The SPLs required APPC to provide a letter of guarantee to the DMR.  APPC deposited $257,027 (Baht 7,200,000) with a financial institution to secure the required letter of guarantee.  The deposit bears interest at a variable rate (currently 2.5% per annum) and the letter of guarantee for the SPLs will no longer be required when the SPLs expire or are converted into a mining license.

On May 29, 2003 APPC applied to have the SPLs for the Udon South deposit converted to a Mining License to allow development of a potash mine as the next step.  The approval of the Mining License for Udon South ("USML") is following the structured process under Thai law that leads to the review and approval of the application. The Company must ultimately receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. A fee of U.S.$ 5,000,000 is payable on receipt of the mining license.

On November 5, 2003 the Company filed applications to renew expiring SPLs for Udon North granted under the Concession Agreement pursuant to the new Minerals Act B.E.2510, which applications cover the same ground as the potash deposits known as the Udon North deposit.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

In December 2003, the Company received a notice from the Government questioning the Company's right, under its Concession Agreement, to renew seven exploration licenses relating to a portion of its potash concessions, known as the Udon North deposit. The Company appealed this notification, believing that it has a substantial basis for renewal of the exploration licenses. In April 2004 the Company agreed with the Thai Department of Primary Industries and Mines to suspend arbitration proceedings for a sixty day period to permit discussions between the two parties.

The recoverability of the carrying value of the Company's interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC's continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

4.

INVESTMENT IN LAND

The investment in land consists of a beneficial interest in certain property located in the province of Udon Thani, in northeast Thailand and above a portion of the Udon South deposit.  The surface rights consist of approximately 2.0 square kilometres and would be used for the facilities for the proposed Udon South mine.

5.

PROPERTY AND EQUIPMENT

	December 31, 2003			December 31, 2002

		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Furniture and fixtures	$263,398	$207,360	$56,038	$97,117
Exploration equipment	11,598	11,598	-	-
Vehicles	63,743	63,496	247	291
Leasehold improvements	127,233	115,799	11,434	16,970
Computer equipment	170,402	96,370	74,032	96,187
	$636,374	$494,623	$141,751	$210,565

6.

CONVERSION OF CONVERTIBLE DEBENTURES

On April 1, 2002, pursuant to an agreement between the debenture holders and the Company, convertible debentures and related interest payable with an aggregate book value of $67,579,715, were converted into common shares of the Company at a conversion price of $0.20 per common share resulting in the issuance of 312,971,396 common shares. The book value of $67,579,715 consisted of debt and related interest payable amounting to $62,594,276 and the book value of the equity component of the convertible debenture in the amount of  $4,985,439.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

7.

SHARE CAPITAL

(a)

Authorized

The authorized share capital is unlimited.

(b)

Issued

Details of share capital since inception at January 26, 1986 to December 31, 2003 are as follows:

	Number of Shares
		Amount

Issued for cash on incorporation	1,350,000	$157,500
Balance at February 28, 1987	1,350,000	157,500
Issued for cash on private placement	140,000	70,000
Issued for cash on public offering	350,000	157,500
Issued for property	50,000	74,500
Issued pursuant to flow through agreements	279,999	254,301
Balance at February 29, 1988	2,169,999	713,801
Issued for cash on private placement	7,277,777	3,525,000
Issued for cash on exercise of warrants	5,500,000	2,200,000
Issued pursuant to flow through agreements	1	-
Balance at February 28, 1989	14,947,777	6,438,801
Issued for cash on private placement	5,000,000	1,500,000
Balance at February 28, 1990	19,947,777	7,938,801
Issued for cash on private placement	3,400,000	510,000
Balance at February 28, 1991 and 1992	23,347,777	8,448,801
Issued for cash on private placement	1,000,000	350,000
Issued for cash on exercise of options	430,000	86,000
Issued for cash on exercise of warrants	3,400,000	595,000
Balance at February 28, 1993	28,177,777	9,479,801
Issued for cash on private placement	4,750,000	6,600,000
Issued as finder's fee on private placement	50,000	25,000
Balance at February 28, 1994	32,977,777	16,104,801
Issued for cash on exercise of warrants	875,000	1,575,000
Balance at February 28, 1995	33,852,777	17,679,801

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

	Number of Shares
		Amount
Balance at February 28, 1995	33,852,777	17,679,801
Issued for cash on exercise of stock options	2,234,200	1,030,045
Issued for cash on private placement	6,000,000	14,742,000
Issued for cash on exercise of warrants	3,235,000	9,016,500
Balance at February 29, 1996	45,321,977	42,468,346
Issued for cash on exercise of stock options	1,267,300	3,627,430
Issued for cash on exercise of warrants	1,640,000	6,396,000
Balance at February 28, 1997	48,229,277	52,491,776
Issued for cash on exercise of stock options	57,000	259,350
Balance at February 28, 1998	48,286,277	52,751,126
Issued for cash on exercise of stock options	103,000	272,450
Issued on private placement	3,000,000	11,175,695
Issued in exchange for Metro shares	615,428	1,957,061
Balance at February 28, 1999	52,004,705	66,156,332
Issued for cash on private placement	2,400,000	5,896,153
Issued for cash on exercise of stock options	63,000	127,050
Balance at February 29, 2000 and February 28, 2001	54,467,705	72,179,535
Issued for cash on private placement (i)	5,625,636	3,057,459
Balance at February 28, 2002	60,093,341	75,236,994
Issued on conversion of convertible
debentures (Note 6)	312,971,396	67,579,715
Issued for cash on rights offering (ii)	69,160,265	13,832,056
Grant of unvested shares (iv)	-	78,500
Balance at December 31, 2002	442,225,002	156,727,265

Issued for cash on private placement (iii)	21,751,896	2,175,190
Issued for warrant exercise (ii)	50	20
Issue of vested shares pursuant to employment contract (iv)	392,500	-
Balance at December 31, 2003	464,369,448	$158,902,475

i.

During the year ended February 28, 2002, the Company completed a private placement consisting of 5,625,636 units at $0.55 per unit for proceeds of $3,057,459 (net of issue costs of $36,641).  Each unit was comprised of one common share and one full warrant.  Each warrant enabled the holder to purchase one additional common share from the Company for $1.00 until May 31, 2002.

ii.

During the ten months ended December 31, 2002 the Company issued 69,160,265 common shares and warrants pursuant to a rights offering for aggregate cash consideration, after issue costs, of $13,832,056.  Each warrant enabled the holder to purchase one additional common share from the Company for $0.40 until April 1, 2003. During the year ended December 31, 2003, fifty of these warrants were exercised for proceeds of $20. The remainder expired without being exercised.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

iii.

During the year December 31, 2003, the Company completed a private placement consisting of 21,751,896 common shares for gross proceeds of $2,175,190.

iv.

Effective April 1, 2002, the Company granted 392,500 shares to the CEO that vested and were issued on April 1, 2003.  The Company amortized the fair value of the shares on the grant date, in the amount of $78,500, over the vesting period and, as a result, has recorded $59,143 of compensation expense during the ten month period ended December 31, 2002 and the balance of $19,357 in the year ended December 31, 2003.

(c)

Stock options

During the ten month period ended December 31, 2002, the Company introduced a stock option plan (the "2002 Plan").  Options granted on September 9, 2002 and on November 24, 2002 under the 2002 Plan vest over three years as to one-third on each anniversary of the grant date and expire after five years.  The exercise price of $0.09 and $0.07, respectively, for all unexercised options increases by 10% per year compounded annually beginning on the second anniversary of the grant date. Options granted on May 19, 2003 under the 2002 Plan vest over three years.  The exercise price of these options is fixed at $0.065 and expires in five years.  As at December 31, 2003, there are also 100,000 outstanding and fully vested options that were issued under the Company's prior stock option plan.

In accordance with the accounting policy described in Note 2 (e) the Company has recorded stock compensation expense of $1,025,487 (ten months ended December 31, 2002 - $55,500) because the exercise price of certain outstanding stock options was less than the Company's stock price at December 31, 2003.

Using the fair value method for stock-based compensation, the company recorded an additional charge to earnings of $10,869 (2002 - $nil) for stock options granted with a fixed exercise price.

A summary of share option activity is as follows:

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

	Number of Common Shares	Weighted Average Exercise Price

Balance, February 28, 1999	7,040,000	$2.86
Granted	1,080,000	3.65
Cancelled	(680,000)	3.15
Exercised	(63,000)	2.02
Balance, February 29, 2000	7,377,000	2.95
Cancelled	(162,000)	3.60
Balance, February 28, 2001	7,215,000	2.94
Cancelled	(3,782,000)	3.07
Balance, February 28, 2002	3,433,000	2.90
Granted	23,124,500	0.09
Cancelled	(3,046,000)	2.84
Balance, December 31, 2002	23,511,500	0.14
Granted	1,000,000	0.07
Expired	(2,687,000)	(0.44)
Balance, December 31, 2003	21,824,500	$0.10

The following table summarizes information concerning outstanding and exercisable options at December 31, 2003:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price per Share	Expiry Date

80,000	80,000	3.350	May 7, 2004
20,000	20,000	4.000	May 7, 2004
17,024,500	5,674,834	0.090	September 9, 2007
3,700,000	1,233,334	0.070	November 24, 2007
1,000,000	-	0.065	May 18, 2008
21,824,500	7,008,168

The weighted average exercise price of the 7,008,168 exercisable stock options at December 31, 2003 is $ 0.135.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

(c)

Stock options (continued)

Stock options outstanding at December 31, 2003 consist of 21,824,500 options outstanding some of which have variable exercise prices as described above. The weighted average exercise price has been calculated based on the initial exercise price which is effective until the second anniversary of the grant date.

(d)

Contributed surplus

$
Balance at December 31, 2001	-
Stock compensation expense ((Note 7 (c))	55,500
Unamortized value of unvested shares (Note 7 (b) (iv))	(19,357)

Balance at December 31, 2002	36,143
Amortization of unvested shares (Note 7(b) (iv))	19,357
Stock compensation expense (Note 7 (c))	1,036,356

Balance at December 31, 2003	$1,091,856

(e)

Shareholder Rights Plan

On July 17, 1996, the Company adopted a shareholder rights plan (the "Plan").  Generally, if any person or group makes a take-over bid other than a bid permitted under the Plan (a "Permitted Bid") or acquires 20% or more of the Company's outstanding common shares without complying with the Plan, the Plan will entitle the holders of share purchase rights to purchase common shares of the Company at 50% of the prevailing market price. A take-over bid for the Company can avoid the dilutive effects of the share purchase rights and therefore become a Permitted Bid if it complies with certain specified provisions in the Plan.  The Plan is required to be reconfirmed every three years.  The plan was re-approved at the Annual General Meeting of the Company held on June 28, 2002.

8.

INCOME TAXES

The Company's actual income tax recovery differs from the income tax recovery which would result from applying the statutory tax rate to loss before income taxes primarily as a result of not recording the potential tax recovery of operating losses and other non-taxable items and the statutory rate differences between Canada and foreign jurisdictions.  The future income tax recovery in the year ended February 28, 2002 arose as a result of the tax recovery relating to the accretion of the liability component of the convertible debentures (Note 6).

The approximate tax effect of each type of temporary difference at December 31, 2003 that gives rise to the Company's future income tax assets and liabilities are as follows:

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

The Company has estimated non-capital loss carry-forwards in Canada of approximately $4.5 million which can be applied to reduce future Canadian income taxes payable and will expire in 2009 through 2010.  In addition, the Company has estimated tax losses in Thailand of approximately $5.2 million.  The Company expects to receive certain tax incentives in Thailand, including an exemption from income tax for up to 8 years from the start of commercial production of its potash concession, plus various tax rate reductions and incentives thereafter which make it unlikely that the available tax losses in Thailand will be able to be utilized prior to expiry. The potential future tax benefit of all of these loss carry-forwards has not been recognized in these financial statements.

9.

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

10.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $428,150 (ten months ended December 31, 2002 - $153,179; year ended February 28, 2002 - $462,093) paid to companies controlled by or affiliated to directors.

11.

COMMITMENTS

(a)

Lease Commitments

The Company has future minimum payments in respect of lease commitments for office space in Thailand due in 2004 of $48,733.

(b)

Payment to Government of Thailand

Pursuant to the Concession Agreement dated November 29, 1994 a fee of US$5,000,000 is payable to the Government of Thailand on receipt of the Mining License for Udon South.

12.

CONTINGENCIES

(a)

Private Royalty

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain former directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to date, and a royalty payment equal to 1.5% of 75% of the total potash sales mined from the potash concession and based on the FOB mine price.  Effective December 1, 1994, the Company acquired control of APPC as it had incurred expenditures in satisfaction of the requirements for earning the 75% interest.  Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

(b)

Renewal of SPLs over Udon North

On December 23, 2003 the Company announced that APPC received a letter from the Department of Primary Industry and Mines in Thailand ("DPIM") questioning APPC's right to extend or renew its SPLs over the Udon North area under the Concession Agreement. See Note 3 for details of the status of this matter.

(c)

Success Fee  - Grant of Mining License for Udon South

As noted below in Note 16 (c) the Company has retained specialist Advisors on a success fee basis to enhance the Company's efforts to procure the Mining License for Udon South. Under the terms of the Agreement the Advisors receive a cash Success Fee of US$5 million payable in two payments of  US$2 million in 30 days and US$3 million in 60 days, following receipt by APPC of a Mining License for Udon South within the term of the Agreement, and on commercial terms acceptable to APPC in its sole discretion. In addition the Advisors would receive certain options and units as described in Note 16 (c).

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

(d)

Employment Agreement

In the event of a sale of the Company's common shares by the majority shareholder to a third party, whereby the majority shareholder owns less than 20% of the outstanding common shares held at the date of closing of the sale, then the Company will be obligated to pay a senior executive a termination payment under his employment agreement estimated as approximately $250,000 at December 31, 2003.

(e)

Normal Course of Business

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

14.

DIVIDEND IN KIND

During the year ended February 28, 1994, the Company paid a dividend in kind to each shareholder of the Company representing one share of Canadian Crew Energy Corporation, now known as Crew Development Corp. ("Crew") at a book value of $0.705 per share for each fifteen shares of the Company held on June 15, 1993. A total of 1,856,944 shares were distributed. This transaction gave rise to a taxable gain based on the market value of Crew shares of $3,353,187 and resulted in a tax liability of $866,428 after taking into account all of the Company's remaining tax loss carry-forwards at that date. The dividend is shown inclusive of the tax liability.

15.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of the Company's financial instruments, which include cash, accounts receivable, other current assets, and accounts payable and accrued liabilities, approximate their respective fair values.

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

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

16.

SUBSEQUENT EVENTS

(a)

Convertible Loans

On January 16, 2004 Olympus Capital Holdings Asia I, L.P. ("Olympus") advanced a US$500,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.  On March 22, 2004 Olympus advanced an additional US$1,500,000 loan on the same terms.  The loans are each for a term of one year, but may be extended in increments of six months by the agreement of the parties. Should the Company undertake a third party financing of at least US$2,000,000, Olympus, subject to regulatory approval, will have the right to convert the loans into such security on the same terms as the financing. Any proceeds from the sale by the Company or its subsidiary of any securities or assets in excess of amounts required for the development of its potash project may be required to be applied to repay the loans, if not converted by Olympus, subject to the Company maintaining adequate working capital.

(b)

Issue of Common Shares

The Company issued 150,000 common shares pursuant to the exercise of stock options for gross proceeds of $13,500 for the period January 1, 2004 to May 3, 2004.

(c)

Appointment of Advisors

On February 13, 2004, APPC retained specialist advisors (the "Advisors") on a success fee basis to enhance the Company's efforts to renew the Udon North SPLs and to procure the Udon South Mining License ("ML") on a timely basis.

Pursuant to the Agreement, the Advisors would receive a cash Success Fee of US $5 million payable in two payments of US$2 million in 30 days and US$3 million in 60 days, following receipt by APPC of a Mining License for Udon South within the term of the Agreement and on commercial terms acceptable to APPC in its sole discretion, acting reasonably.

Pursuant to the Agreement, the Company granted the Advisors an option to acquire up to 9,280,000 common shares of the Company at an exercise price of C$0.30. The options may be exercised at any time during the nine-month period following the one-year anniversary of the date of grant, February 16, 2004.  The number of Options that will vest to the Advisors depends solely on when, during the term of the  Agreement, the Udon South Mining License is received by APPC.

Pursuant to the Agreement, and based on achieving success during the term of the Agreement, the Company will issue to the Advisors a number of units consisting of one common share of the Company and a warrant, exercisable for a period of six months following its relevant issuance date, to acquire one common share of the Company at an exercise price equal to a twenty per cent premium over the prevailing stock price.

The maximum number of units to be issued is the lesser of a) six million units and b) a number of units having an aggregate value of C$2.4 million calculated by valuing each unit as the sum of the prevailing stock price plus the value of a warrant on the date of issuance as detailed in the Agreement.

The Advisors are at arm's length to the Company.  The Advisors have specific regional expertise to assist APPC to secure a commercially viable Mining License for Udon South and to assist in perfecting APPC's rights to Udon North.   APPC has agreed to reimburse the advisors approved out-of-pocket expenses during the term of the Agreement.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

17.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which, in the case of the Company, differ in some respects from US GAAP. The differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized below:

Consolidated Balance Sheets

		December 31,	December 31,
		2003	2002

Total assets under Canadian GAAP		$98,573,631	$101,919,206
Increase in investment in potash concession due to inclusion
of valuation of options in purchase price of Metro	(a)	5,091,429	5,091,429
Decrease in investment in potash concession
due to expensing of exploration costs	(b)	(27,689,320)	(25,560,080)
Decrease in value of land and non-monetary assets
due to use of current rate translation method	(c)	(1,325,342)	(2,246,044)
Total assets under US GAAP		$74,650,398	$79,204,511

Total liabilities under Canadian GAAP		$15,425,726	$17,237,812
Additional future income taxes recognized on acquisition
of Metro	(a)	1,402,752	1,527,429
Total liabilities under US GAAP		$16,828,478	$18,765,241

Shareholder's equity under Canadian GAAP		$83,147,905	$84,681,394
Net increase in investment in potash concession
arising on Metro acquisition	(a)	3,564,000	3,564,000
Cumulative deferred exploration adjustment	(b)	(27,689,320)	(25,560,080)
Cumulative unrealized translation loss relating to
non-monetary assets of subsidiary	(c)	(1,200,665)	(2,246,044)
Shareholders' equity under US GAAP		$57,821,920	$60,439,270

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

Consolidated Statements of Loss

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

Consolidated Statements of Cash Flows

The fair value of the options was estimated using the Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 57% and an annual risk free rate of 5.3%.

Under Canadian GAAP, the options issued by the Company are not included in the purchase price.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

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

 (c)

Foreign currency translation

Under US GAAP, foreign currency translation of the assets, liabilities and operations of foreign investees is performed using the current rate method with translation adjustments recorded in a separate component of shareholders' equity.  Under Canadian GAAP, such translation is performed using the temporal method where non-monetary assets are translated at historical rates.

(d)

Convertible debentures

Under US GAAP, the convertible debentures issued during the year ended February 28, 1999 were recorded entirely as debt with no portion segregated into an equity component.  Under Canadian GAAP, the convertible debentures issued during the year ended February 28, 1999 were segregated into their liability and equity components measured at their respective fair values at the date the convertible debentures were issued (Note 6).  Over the term of the convertible debentures the liability component has been accreted to the fair value of the convertible debentures by the recording of additional interest expense.  By February 28, 2002, the remaining liability component of the convertible debentures had been fully accreted.

In addition, the financing costs netted against the equity component of convertible debentures under Canadian GAAP was deferred and amortized under US GAAP.  These financing costs were fully amortized under US GAAP as at February 28, 2002.

(e)

Dividend in kind

Under US GAAP, dividends in kind, consisting of investments previously accounted for using the equity method, are recorded at book value and any related tax expense is included in operations.  Under Canadian GAAP, dividends in kind are recorded at book value plus any related tax liabilities. As a result of the foregoing, the dividend in kind in the year ended February 28, 1994 would have been decreased under US GAAP by $866,428.  However, there would have been no change in the shareholders' equity at the end of that year.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

(f)

Stock-based compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), issued in October 1995, requires the use of a fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  However, SFAS No. 123 allows the Company to continue to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), and the related FASB Interpretation No. 44 ("FIN 44"), which specifies the use of the intrinsic value method.  Prior to the change in accounting policy effective March 1, 2002 (Note 2 (e)), the Company accounted for stock compensation in accordance with APB 25 and FIN 44.  Since stock options were granted at the quoted market value of the Company's common shares at the date of the grant, there was no compensation cost recognized by the Company under US GAAP.  In accordance with FIN 44, the Company began accounting for certain previously granted employee stock options, for which the maturity date was extended to October 27, 2005, commenced being recorded as variable stock options effective July 1, 2000.  Under this accounting method, increases in the trading price of the Company's common stock over the exercise price of the related share purchase option are recorded as compensation expense.  During the ten month period ended December 31, 2002 and the year ended February 28, 2002, no compensation expense was recorded on these modified stock options as the exercise price was higher than the market price at the respective year ends and at December 31, 2003 these options had all been cancelled.

Effective March 1, 2002, the Company adopted the fair value based method to account for stock compensation (Note 2 (e)) and also changed its US GAAP accounting policy, on a prospective basis, to adopt the fair value based method under SFAS No. 123.

During the ten month period ended December 31, 2002, and continuing in the year ended December 31, 2003, the Company introduced a stock option plan with variable exercise prices.  There are no differences in the accounting for these stock options under the Company's Canadian GAAP accounting policy and SFAS No. 123.

(g)

Comprehensive income

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which is required to be adopted for fiscal years beginning on or after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  As defined in SFAS No. 130, the Company has one comprehensive income item consisting of an unrealized loss on translation of a subsidiary's net assets and operations to Canadian dollars.

(h)

Recent pronouncements

In January 2003, the FASB issued Interpretation No. 46-Revised ("FIN 46-R"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised December 2003), which replaces FIN 46. FIN 46-R incorporates certain modifications to the scope of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46. For all non-special purpose entities ("SPE") created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless of whether the entity is an SPE) that were created

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(Expressed in Canadian dollars)

subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. The Company will adopt FIN 46-R on January 1, 2004. Adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position or disclosures.

In April 2003, SFAS No 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The Company adopted SFAS No. 149 on July 1, 2003. Adoption of this standard did not have a material effect on the Company's results of operations or financial position or disclosures.

In May 2003, SFAS No 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued. In general this statement required that those instruments be classified as liabilities rather than equity on the balance sheet. The Company adopted this standard on July 1, 2003. Adoption of this standard did not have a material effect on the Company's results of operations or financial position or disclosures.

ASIA PACIFIC RESOURCES LTD.

 FIRST QUARTER REPORT

 FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Unaudited)

Prepared by Management

ASIA PACIFIC RESOURCES LTD.

 FIRST QUARTER REPORT

 FOR THE THREE MONTHS ENDED MARCH 31, 2004

The financial statements for the three months ended March 31, 2004 have been prepared by management. They have not been reviewed by the Company's auditor.

Based on management's knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on management's knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date and for the period presented in the interim filings.

Robert Scott,

Chief Financial Officer

Asia Pacific Resources Ltd

May 14, 2004

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Balance Sheet
March 31, 2004 and December 31, 2003
(expressed in Canadian dollars) (unaudited)
	March 31	December 31
	2004	2003

ASSETS
CURRENT
Cash	$2,154,260	$383,733
Accounts receivable	56,133	94,611
Prepaid expenses	120,575	168,876
Other current assets	8,358	6,551
TOTAL CURRENT ASSETS	2,339,326	653,771

INVESTMENT IN POTASH CONCESSION (Note 3)	89,669,851	89,580,496
DEPOSIT	268,103	257,027
INVESTMENT IN LAND	7,940,586	7,940,586
PROPERTY AND EQUIPMENT (Note 4)	137,309	141,751
	$100,355,175	$98,573,631

LIABILITIES
CURRENT
Convertible loans (Note 7)	$2,622,600	$-
Accounts payable and accrued liabilities	447,524	404,950
TOTAL CURRENT LIABILITIES	3,070,124	404,950

FUTURE INCOME TAXES (Note 8)	15,338,197	15,020,776
	18,408,321	15,425,726

SHAREHOLDERS' EQUITY
Share capital (Note 5)	158,915,975	158,902,475
Contributed surplus (Note 5)	678,650	1,091,856
Deficit	(77,647,771)	(76,846,426)
	81,946,254	83,147,905
	$100,355,175	$98,573,631
GOING CONCERN (Note 1)
COMMITMENTS (Note 9)
CONTINGENCIES (Note 9)
APPROVED BY THE BOARD
"John Bovard"	"Robert G. Connochie"
John Bovard, Director	Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Statement of Loss and Deficit
For the three months ended March 31, 2004 and March 31, 2003
(expressed in Canadian dollars) (Unaudited)
	Three months ended
	March 31, 2004	March 31, 2003
	)

EXPENSES
Accounting and legal	$89,980	$140,855
Amortization of property and equipment	10,243	9,156
Consulting	114,150	153,626
Interest and bank charges	10,693	2,560
Office and miscellaneous	80,952	94,434
Promotion and travel	303,573	324,988
Rent	20,657	44,320
Salaries	237,295	571,937
Stock compensation expense	(413,206)	(36,143)
Transfer fees and filing costs	34,373	76,280
	488,710	1,382,013

LOSS BEFORE THE UNDERNOTED	(488,710)	(1,382,013)

INTEREST AND OTHER INCOME	845	41,336
FOREIGN EXCHANGE (LOSS) GAIN	(313,480)	(10,577)
WRITE-DOWN OF PROPERTY AND EQUIPMENT	-	(60,386)
LOSS BEFORE INCOME TAXES	(801,345)	(1,411,640)

FUTURE INCOME TAX RECOVERY	-	-
NET LOSS FOR THE PERIOD	(801,345)	(1,411,640)

DEFICIT, BEGINNING OF PERIOD	(76,846,426)	(72,082,014)

DEFICIT, END OF PERIOD	$(77,647,771)	$(73,493,654)

LOSS PER SHARE	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	464,469,448	454,792,764

ASIA PACIFIC RESOURCES LTD.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2004 and March 31, 2003
(expressed in Canadian dollars) (Unaudited)
	Three months ended
	March 31,	March 31,
	2004	2003

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$(801,345)	$(1,411,640)
Items not involving cash
Amortization of property and equipment	10,243	9,156
Stock compensation expense	(413,206)	(36,143)
Write-down of property and equipment	-	60,386
Foreign exchange loss	317,421	-
	(886,887)	(1,378,241)
Change in non-cash operating working capital items	127,546	(115,719)
	(759,341)	(1,493,960)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	-	2,175,190
Exercise of stock options	13,500	-
Receipt of convertible loan	2,622,600	-
	2,636,100	2,175,190

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	(5,801)	(22,855)
Investment in potash concession	(89,355)	(1,233,194)
Deposit	(11,076)	(6,063)
	(106,232)	(1,262,112)
NET CASH INFLOW (OUTFLOW)	1,770,527	(580,882)
CASH POSITION, BEGINNING OF PERIOD	383,733	5,833,316
CASH POSITION, END OF PERIOD	$2,154,260	$5,252,434

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	38,478	(12,772)
Prepaid expenses and deposits	48,301	41,926
Other current assets	(1,807)	2,935
Accounts payable and accrued liabilities	42,574	(147,808)
	$127,546	$(115,719)
Cash receipts for interest	$845	$41,336
Cash payments for interest	$10,693	$2,580

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Three month period ended March 31 2004 and three month period ended March 31, 2003

Unaudited

(expressed in Canadian dollars)

1.

GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.  The Company incurred a net loss of $801,345 for the three months ended March 31, 2004 and a net loss of $1,411,640 for the three months ended March 31, 2003.

The Company's continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2.

ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the year ended December 31, 2003.  The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2003.

3.

INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

March 31, 2004
Balance, beginning of period	$89,580,496
Deferred exploration and development expenditures	89,355
Balance, end of period	$89,669,851

4.

PROPERTY AND EQUIPMENT

	March 31, 2004			Dec. 31, 2003
	Cost	Accum. Depr	Net Book Value	Net Book Value

Furniture and fixtures	$265,479	$212,378	$53,101	$56,038
Vehicles	63,743	63,505	238	247
Exploration equipment	11,598	11,598	-	-
Leasehold improvements	127,233	115,938	11,295	11,434
Computer equipment	174,122	101,447	72,675	74,032
	$642,175	$504,866	$137,309	$141,751

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Three month period ended March 31 2004 and three month period ended March 31, 2003

Unaudited

(expressed in Canadian dollars)

5.

SHARE CAPITAL

a)

Details of share capital from December 31, 2003 to March 31, 2004 are as follows:

	Number
	of shares	Amount

Balance at December 31, 2003	464,369,448	$158,902,475
Stock option exercises	150,000	13,500
Balance at March 31, 2004	464,519,448	$158,915,975

As at March 31, 2004, the diluted number of common shares was 486,193,948 and it included 21,674,500 vested and unvested share options.

(b)  A summary of share option activity is as follows:

	Number of	Weighted
	Common	Average
	Shares	Exercise Price

Balance, December 31, 2003	21,824,500	0.10
Granted	-	-
Exercised	(150,000)	(0.09)

Balance, March 31, 2004	21,674,500	$0.10

The following table summarizes information concerning outstanding and exercisable options at March 31, 2004:

Number	Number	Exercise
of Options	of Options	Price
Outstanding	Exercisable	per Share	Expiry Date

80,000	80,000	3.350	May 7, 2004
20,000	20,000	4.000	May 7, 2004
16,874,500	5,524,834	0.090	September 9, 2007
3,700,000	1,233,334	0.070	November 24, 2007
1,000,000	-	0.065	May 18, 2008

21,674,500	6,858,168

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Three month period ended March 31 2004 and three month period ended March 31, 2003

Unaudited

(expressed in Canadian dollars)

(c) Contributed surplus

Balance at December 31, 2003	$1,091,856

Stock compensation expense	(413,206)

Balance at March 31, 2004	$678,650

6.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $72,095 (three months ended March 31, 2003 - $119,491) paid to companies controlled by or affiliated to directors.

7.

CONVERTIBLE LOANS

On January 16, 2004 Olympus Capital Holdings Asia I, L.P. ("Olympus") advanced a US$500,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.  On March 22, 2004 Olympus advanced an additional US$1,500,000 loan on the same terms.  The loans are each for a term of one year, but may be extended in increments of six months by the agreement of the parties. Should the Company undertake a third party financing of at least US$2,000,000, Olympus, subject to regulatory approval, will have the right to convert the loans into such security on the same terms as the financing. Any proceeds from the sale by the Company or its subsidiary of any securities or assets in excess of amounts required for the development of its potash project may be required to be applied to repay the loans, if not converted by Olympus, subject to the Company maintaining adequate working capital.

The Company has reported these loans as a current liability and has not segregated the face value of the loans into debt and equity components.  The loan will be convertible into equity on the same terms as any other third party financing and accordingly there is no intrinsic value to the option.

8.

FUTURE INCOME TAX RECOVERY

	March 31 2004	December 31, 2003
Future tax liabilities Potash concession	$15,338,197	$15,020,776

The deferred future tax liability is denominated in Thai Baht 459,364,986.  At December 31, 2003 this amount translated to $15,020,776.  At March 31, 2004 the Thai Baht strengthened against the Canadian dollar resulting in an unrealized foreign exchange loss of $317,421.

9.

COMMITMENTS AND CONTINGENCIES

Commitments and contingencies are unchanged from those reported in notes 11, 12 and 16 of the Company's audited consolidated financial statements for the year ended December 31, 2003.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

Three month period ended March 31 2004 and three month period ended March 31, 2003

Unaudited

(expressed in Canadian dollars)

On February 13, 2004, APPC retained specialist advisors (the "Advisors") on a success fee basis to enhance the Company's efforts to renew the Udon North SPLs and to procure the Udon South Mining License ("ML") on a timely basis.

Pursuant to the Agreement, the Advisors would receive a cash Success Fee of US $5 million payable in two payments of US$2 million in 30 days and US$3 million in 60 days, following receipt by APPC of a Mining License for Udon South within the term of the Agreement and on commercial terms acceptable to APPC in its sole discretion, acting reasonably.

Pursuant to the Agreement, the Company granted the Advisors an option to acquire up to 9,280,000 common shares of the Company at an exercise price of C$0.30. The options may be exercised at any time during the nine-month period following the one-year anniversary of the date of grant, February 16, 2004.  The number of Options that will vest to the Advisors depends solely on when, during the term of the  Agreement, the Udon South Mining License is received by APPC.

Pursuant to the Agreement, and based on achieving success during the term of the Agreement, the Company will issue to the Advisors a number of units consisting of one common share of the Company and a warrant, exercisable for a period of six months following its relevant issuance date, to acquire one common share of the Company at an exercise price equal to a twenty per cent premium over the prevailing stock price.

The maximum number of units to be issued is the lesser of a) six million units and b) a number of units having an aggregate value of C$2.4 million calculated by valuing each unit as the sum of the prevailing stock price plus the value of a warrant on the date of issuance as detailed in the Agreement.

The Advisors are at arm's length to the Company.  The Advisors have specific regional expertise to assist APPC to secure a commercially viable Mining License for Udon South and to assist in perfecting APPC's rights to Udon North.   APPC has agreed to reimburse the advisors approved out-of-pocket expenses during the term of the Agreement.

10.

   SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand.  Capital assets consist of investment in potash concession, investment in land and property and equipment.

Exhibit Index

Exhibit Number	Exhibit Description	Exhibit appears at sequentially numbered page
4 (b) (viii)	Consulting agreement with PAG Partners Limited dated February 13, 2004
12.1	Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002	93
12.2	Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002	94

EXHIBIT 12.1

                                  CERTIFICATION

I, John Bovard, certify that:

1. I have reviewed this Annual Report on Form 20-F of Asia Pacific Resources Ltd.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over  financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 21, 2004

John Bovard

By: /s/ "John Bovard"

Chief Executive Officer

 (Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 12.2

CERTIFICATION

I, Robert Scott, certify that:

1. I have reviewed this Annual Report on Form 20-F of Asia Pacific Resources Ltd.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over  financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 21, 2004

Robert Scott

By: /s/ "Robert Scott"

Chief Financial Officer

 (Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.