Form 20-F
period 2004-12-31
ASIA PACIFIC RESOURCES LTD
filed 2005-04-08
CIK 949577

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

✓

Annual REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2004

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

595,367,046

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

Yes

  No

        Not Applicable   X

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

ASIA PACIFIC RESOURCES LTD.

TABLE OF CONTENTS

                                                                                                                                                              Page No.

NOTE REGARDING FORWARD LOOKING STATEMENTS

5

GLOSSARY OF TERMS

6

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

9

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

9

ITEM 3

KEY INFORMATION

9

A.

Selected Financial Data

9

B.

Capitalization and Indebtedness

10

C.

Reasons for the Offer and Use of Proceeds

10

D.

Risk Factors

10

ITEM 4

INFORMATION ON THE COMPANY

14

A.

History and Development of the Company

14

B.

Business Overview

16

C.

Organizational Structure

18

D.

Property Plant and Equipment

20

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

32

A.

Results of Operations

32

B.

Liquidity and Capital Resources

34

C.

Research and Development, Patents and Licenses, etc.

35

D.

Trend Information

35

E.

Off-balance sheet arrangements

35

F.

Tabular disclosure of contractual obligations

35

G.

Safe harbor

38

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

39

A.

Directors and Senior Management

39

B.

Compensation

40

C.

Board Practices

42

D.

Employees

45

E.

Share Ownership

45

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

46

A.

Major Shareholders

46

B.

Related Party Transactions

46

C.

Interests of Experts and Counsel

47

ITEM 8

FINANCIAL INFORMATION

47

A.

Consolidated Statements and Other Financial Information

47

B.

Significant Changes

47

ITEM 9

THE OFFER AND LISTING

47

A.

Offer and Listing Details

47

B.

Plan of Distribution

47

C.

Markets

47

D.

Selling Shareholders

48

E.

Dilution

48

F.

Expenses of the Issue

48

ITEM 10

ADDITIONAL INFORMATION

48

A.

Share Capital

48

B.

Memorandum and Articles of Association

48

C.

Material Contracts

48

D.

Canadian Exchange Controls

48

E.

Taxation

51

F.

Dividends and Paying Agents

59

G.

Statement by Experts

59

H.

Documents on Display

59

I.

Subsidiary Information

60

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

60

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

60

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

60

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND

USE OF PROCEEDS

60

ITEM 15

CONTROLS AND PROCEDURE

60

ITEM 16

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

61

ITEM 16B

CODE OF ETHICS

64

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICE

65

ITEM 16D

EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

65

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND \

AFFILIATED PURCHASERS

65

PART III

ITEM 17

FINANCIAL STATEMENTS

65

ITEM 18

FINANCIAL STATEMENTS

66

ITEM 19

EXHIBITS

66

SIGNATURES

67

EXHIBIT INDEX

68

SCHEDULE “A”  CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

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

The factors described above and the risk factors referred to in “Risk Factors” could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.  Certain terms used in this annual report including “indicated mineral resource” and “inferred mineral resource”, have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.   Therefore, readers should not place undue reliance on any such forward-looking statements.  Further, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as required by law.  New factors emerge from time to time, and it is not possible for the Company to predict all of such factors.  Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

GLOSSARY OF TERMS

Asia Pacific or the Company	Asia Pacific Resources Ltd. including, unless the context otherwise requires, the Company's subsidiaries
APPC

Asia Pacific Potash Corporation, a company incorporated under the laws of Thailand that was granted the right to explore and develop the Udon Thani Potash Concession.  The Company directly owns 47.5% of the common stock of APPC.

Carnallite	a hydrated mineral chloride of potassium and magnesium, KMgCl3.6H2O.
Carnallitite CIM	naturally occurring mixture of carnallite and halite. Canadian Institute of Mining, Metallurgy and Petroleum
EIA

Environmental Impact Assessment Report for APPC covering the Udon South potash mine and the Laem Chabang port was submitted to the Ministry of Science, Technology and Environment’s Office of Environmental Policy and Planning in October 1999, and final approval was given in February 2001.

FOB	free on board.
GPS	Global Positioning System.
Halite Indicated Mineral Resource

the mineral form of sodium chloride (rock salt).

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

JORC

The Australasian Code for reporting of Mineral Resources and Ore Reserves, prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australasian Institute of Geoscientists and Mineral Council of Australia.

K2O	potassium oxide.
KCl	potassium chloride.
kg	kilogram.
km	kilometre.
km2	square kilometres.
LOM	life of mine.
m	metre.
Mg Measured Mineral Resource

magnesium.

A ‘Measured Mineral Resource’ is that part of Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metro

Metro Resources Company Limited, a company incorporated under the laws of the Yukon Territory, Canada on August 23, 1996 and continued into the Province of New Brunswick on May 9, 2002.  Metro is a wholly owned subsidiary of the Company and owns 27.5% of the common stock of APPC.

Mineral Resource

A ‘Mineral Resource’ is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects from economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this Report are Canadian mining terms as defined in accordance with NI 43-101.

MgCl2	magnesium chloride.
MSL	mean sea level.
Mt	million tonne.
Mt/a	million tonne per annum.
NaCl	sodium chloride.
NI 43-101

National Instrument 43-101 - Standards of Disclosure for Mineral Projects. A rule developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

Ore	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
Potash	various potassium salts, primarily potassium chloride, also known as muriate of potash (MOP).
Prathanabat	means a license issued by Thai authorities for mining within the area specified therein.
Property or Udon Thani Concession area

Asia Pacific, directly and indirectly, holds a 90% net interest and is responsible for 100% of the costs, in the Udon Thani Concession granted in June 1993 by the Government of Thailand to explore for, develop, produce and market potash minerals for commercial sale within an area adjoining the Town of Udon Thani in northeast Thailand (the “Udon Thani Concession” which includes two deposits or projects, the “Udon South Deposit” formerly referred to as “the Somboon Deposit” or “Somboon Project” and the “Udon North Deposit” formerly referred to as the “Udon Deposit”).

Qualified Person

Conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

Special Atchayabat or “SPL”	means a permit issued by Thai authorities for exclusive prospecting in a special case within the area specified.
Sylvite	the mineral form of potassium chloride.
Sylvinite	naturally occurring mixture of sylvite and halite (sodium chloride) : the major ore from which potash is extracted.
T	tonne.

t/d	tonnes per day.
t/h	tonnes per hour.
t/a TSX	tonnes per annum. The Toronto Stock Exchange.
Udon Thani	A modern city in the northeast of Thailand located 15 km from the Udon Thani Concession
Wildemere	Wildemere Limited, a company incorporated under the laws of Thailand. The Company holds 100% of the participating voting shares of Wildemere Limited which owns 15% of the common stock of APPC.

Note to U.S. Investors. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required to be reported by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this Report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Conversion into imperial equivalents is as follows:

To Convert	To Imperial Measurement Units	Multiply By
Hectares	Acres	2.471
Feet	Metres	3.281
Miles	Kilometres	0.621
Short tons	Tonnes	1.102
Tonnes K2O	Tonnes KCl	0.631

PART I

Item 1.  Identity of Directors, Senior Management and Advisors.

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 2.  Offer Statistics and Expected Timetable.

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 3.  Key Information.

A.

Selected Financial Data.

1.

The following financial information is stated in Canadian dollars under Canadian Generally Accepted Accounting Principles (“GAAP”) is for the Company's last five completed fiscal year ends (“FYE”). The Company changed its year end from February 28 to December 31 effective for the ten month period from March 1, 2002 to December 31, 2002.  U.S. GAAP differs in some respects from Canadian GAAP.  A reconciliation of these differences has been provided in note 17 of the audited consolidated financial statements of the Company included with this Annual Report.  Unless otherwise noted, all currency amounts in this Annual Report are stated in Canadian dollars.

Canadian GAAP	FYE 2004	FYE 2003	Ten months ended December 31, 2002	FYE 2002	FYE 2001
	$	$	$	$	$
Interest and other income	66,144	93,057	167,379	32,873	172,825
Net loss	(3,685,799)	(4,764,412)	(3,963,075)	(12,236,212)	(18,464,735)
Loss per common share	(0.01)	(0.01)	(0.01)	(0.21)	(0.34)
Total assets	106,247,137	98,573,631	101,919,206	94,602,691	94,448,637
Net assets	91,687,170	83,147,905	84,681,394	12,103,494	21,282,247
Share capital	169,939,997	158,902,475	156,727,265	75,236,994	72,179,535
Deficit	(80,532,225)	(76,846,426)	(72,082,014)	(68,118,939)	(55,882,727)
Common shares outstanding	595,367,046	464,369,448	442,225,002	60,093,341	54,467,705

USGAAP	FYE 2004	FYE 2003	Ten months ended December 31, 2002	FYE 2002	FYE 2001
	$	$	$	$	$
Interest and other income	66,144	93,057	167,379	32,873	172,825
Net loss	(5,124,818)	(7,397,846)	(6,093,558)	(14,772,829)	(19,431,860)
Loss per common share	(0.01)	(0.02)	(0.02)	(0.22)	(0.34)
Total assets	80,810,105	74,650,398	79,204,511	74,108,479	76,496,528
Net assets

(deficiency)	64,919,718	57,821,920	60,439,270	(10,008,147)	1,707,223
Common shares outstanding	595,367,046	464,369,448	442,225,002	60,093,341	54,467,705

The Company has not paid a dividend in the last five fiscal years.

Currency Exchange Rate

The following table sets out a history of exchange rates into United States currency from Canadian currency for the periods noted.

As at February 28, 2005 $1.00 U.S. was equal to $1.2314 Cdn.

The high and low exchange rates for each month during the previous six months:

	Feb 2005	Jan 2005	Dec 2004	Nov 2004	Oct 2004	Sept 2004
High	1.2584	1.2470	1.2467	1.2274	1.2755	1.3140
Low	1.2241	1.1948	1.1796	1.1746	1.2158	1.2592

The average noon exchange rate for each of the previous five calendar years:

2004	2003	2002	2001	2000
1.3015	1.4014	1.5704	1.5484	1.4852

All dollar amounts are stated in Canadian dollars except as expressly stated.

B.

Capitalization and Indebtedness.

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds.

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

An investment in the shares of the Company must be considered highly speculative due to the nature of the Company’s business and the current stage of exploration and development of its mineral resource properties.  In particular the following risk factors apply.  The order in which they appear does not necessarily reflect management’s opinion of their order of priority.

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

The Company has no known commercial reserves as defined for the purposes of U.S. Securities legislation on its Property.

The SEC does not recognize Canada’s Standards of Disclosure for Mineral Projects (National Instrument 43-101) under which the Company has reported mineral resources, and such information is not generally permitted in SEC reports of U.S. companies filed with the SEC.

Until such time as the Prathanabats (mining license) and all other necessary permits are obtained and sales contracts sufficient to support a production decision are secured, the identified potash resource cannot be classified as a reserve under the SEC standard.

The Company does not currently have sufficient funds to comply with its financial commitments under its Special Prospecting Licenses and Concession Agreement in Thailand and will have to raise additional funds to meet this obligation.

In order to place the Property into commercial production, the Company must obtain a Prathanabats (Mining License), which requires a future payment of U.S.$5,000,000.  As of December 31, 2004 the Company had $7.1 million in cash and the Company will have to raise additional funds to meet this and other obligations that will arise when a Prathanabat is obtained. There is no assurance that the Company will be able to raise such additional funds.

The Company may not be granted the Mining License from the Thai government

On May 29, 2003 the Company applied for a Mining License for the mining area covering the Company’s potash deposits described in the EIA (the “Application”).  The Application is now under review as provided under Thailand’s revised mining law enacted on March 10, 2004. This process leads to approval, rejection or a request to modify and amend the Application.  If the Application is not approved, the Company could lose the Property.  There can be no assurance that the Application will be approved and that the license will be obtained.  The processing of this application has been proceeding more slowly than the Company originally anticipated. It is the first application for a mining license for an underground mine in Thailand and the first application under the newly revised mining law. There is no precedent in Thailand for underground mining and so the public servants may be very cautious in taking action that will advance the approval.

The Company does not currently have sufficient funds to construct or operate a mine on its Property

The Company had $7.1 million cash as of December 31, 2004. Total capital cost for the initial stage is estimated at U.S. $308 million with the second stage at U.S. $221 million.  It is anticipated, although there cannot be assurance, that the second stage could be financed from cash flow such that no additional equity financing would be necessary at that time. The Company will need to obtain financing from outside sources, as it does not have sufficient funds to construct or operate a mine on the Udon South deposit.  The Company does not currently have any commitments from outside sources for the funding of any portion of the cost of placing the Udon South deposit into production.  There can be no assurance that the Company or its subsidiary can raise such financing, or finalize a joint venture with industry partners, raise its proportionate share of costs in a joint venture with a partner or that these costs will not increase as a result of factors beyond its control.

Third party equity participation in the Udon South deposit will have a diluting effect on existing shareholders directly or on the Company’s holding in the project.

The Company expects that the implementation of the Udon South project will involve a commercial relationship with one or more other companies for the purposes of market development and project financing. The level of third party equity participation to finance the project relative to the level of debt financing potentially will have a diluting effect on existing shareholders directly or on the Company’s holding in the project.

Future currency exchange rates, costs and prices could have a materially adverse impact on the development of the Company’s Property.

The Company’s estimated costs and prices, including potash selling prices, contained in the 1998 Kilborn Feasibility Study for the Udon South deposit were based on 1998 currency exchange rates, costs and prices.  The Company engaged international consultants including AMEC/Ausenco for processing, Steffen, Robertson and Kirsten (Australasia) Pty Ltd. (“SRK”) for resources and mining, Golders for geotechnical and JT Boyd for mining, to evaluate development alternatives, the results of which were announced in October 2002. Based on the technical, economic and market studies, the Company has concluded that there is an optimum initial rate of production balancing the various parameters including orderly market entry, technical start-up and commissioning issues.  After taking into account the relatively fixed costs of underground access and the transportation infrastructure the optimum was found to be a staged development starting at one million tonnes potash per annum and subsequently scaling up to two million tonnes per annum.

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

If the Property is placed into commercial production, the marketability of the Company’s potash will be affected by numerous factors beyond control of the Company.  These factors include market fluctuations, the proximity and capacity of markets to absorb production from the Property, performance of plant and equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of potash and environmental protection, and competition with large established potash mining companies with substantial capabilities and greater financial and technical resources than those of the Company.  The exact effect of these factors cannot be accurately predicted.  Even if production is achieved, a combination of these factors may result in the Company not receiving any or an adequate return on invested capital. There can be no assurance that the growth in demand for potash in Asia (including China) will absorb the Company’s output in the future.

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

Mining operations generally involve a high degree of environmental risk.  While certain of the Company’s senior executives have significant experience in mine construction and operation, the Company has not previously constructed or operated a mine and it does not have experience in managing environmental risks.  Environmental risks, which include particulate emissions, waste management, mine subsidence, water usage and brine conversion and disposal, are risks against which the Company cannot insure or which the

Company may elect not to insure.  The economic impact of managing environmental risks and remediation of any potential damage may have a material, adverse effect on the Company’s financial position.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions against the Company.

The Company is required to comply with the terms of the Concession Agreement, the Special Prospecting Licenses and Thai laws and regulations respecting various aspects of its proposed mine development and operations.  If the Company fails to comply with applicable laws, regulations and permitting requirements, this may result in enforcement actions against it including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of the mining activities and the Company may have civil or criminal fines or penalties imposed upon it for violation of applicable laws or regulations.

The Company has not received any revenues from operations to date and anticipates that it will continue to experience net losses until such time as profitable operations are achieved.

The Company has no earnings record and is unlikely to receive revenues from its operations unless it achieves commercial production.  The Company may continue to experience net losses even if it does achieve commercial production.  There is no guarantee that the Company will be able to find a market for potash when it begins commercial production.

Changes in political, social, business and economic conditions in Thailand could have a material effect on the business of the Company.

The Company’s operations and assets are concentrated in Thailand.  Therefore, political, social, business and economic conditions in Thailand will have significant effect on the business of the Company.  Thailand has been assessed as medium political risk by AON Political Risk, alongside South Africa and China.  The country has a free-enterprise economy that welcomes foreign investment.  Thailand reported 2004 gdp growth of 6.1%.  Any changes to tax regimes, laws which affect the Property, exchange controls or political action could impair the value of the Company’s investment, and may adversely affect its financial position and the results of its operations.  Thailand has little judicial or administrative experience with large mineral projects and, as a result, the Company does not know how Thailand may deal with mining issues that may arise.

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

The Company is susceptible to fluctuations in foreign exchange rates, with regard to development of its Property in Thailand.  The Company does not use derivative instruments in order to reduce its exposure to foreign exchange risk but it may be required by financing institutions or may elect to adopt such procedures in conjunction with financing the construction of the Property.  The Company’s future capital expenditure and product revenue are largely expected to be denominated in U.S. dollars, while operating expenses are expected to be incurred in Thai baht or U.S. dollars.  In the last five years, the Thai baht has traded in a relatively stable pattern averaging 41.84 baht per U.S.$1.00.

The average exchange rate for each of the previous five calendar years:

2004	2003	2002	2001	2000
40.22	41.48	42.96	44.43	40.11

The Company’s primary listing is on the Toronto Stock Exchange. However, in the United States the Company’s common shares are subject to the SEC's penny stock rules which could decrease their liquidity.

The Company’s common shares have for the last several years traded at a price of less than U.S.$5.00 and, therefore, would be subject to the regulations on penny stocks.  As such, the market liquidity for the Company’s common shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the Company’s common shares and the ability of shareholders to sell their common shares at a time and price acceptable to them.

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

Item 4.  Information on the Company

4A

History and Development of the Company

The legal and commercial name of the Company is Asia Pacific Resources Ltd.

The Company was incorporated by Memorandum and Articles under the Company Act of the Province of British Columbia on January 29, 1986.  By Special Resolution passed by the Company's shareholders on January 7, 2002 and the consent of the Registrar of Companies for British Columbia issued February 14, 2002, the Company continued into the Province of New Brunswick on April 2, 2002 with an authorized capital of an unlimited number of common shares without par value (the "common shares").  As long as it continues to file its Annual Reports with the Director of Corporations for the Province of New Brunswick, unless voluntarily wound-up by its shareholders, the Company will continue in existence.  The Company’s principal place of business in Canada is located at Suite 405, 555 Sixth Street, New Westminster, British Columbia V3L 5H1 (telephone number: 604-516-0566).  The Company holds a 90% beneficial interest in the Udon Thani Potash Concession through direct and indirect interests in Asia Pacific Potash Corporation.  The Company, through its subsidiaries, has administration offices in Bangkok, Thailand and Udon Thani, Thailand.

Important events in the development of the Company’s business for fiscal 2004 are as follows:

The Company’s efforts in 2004 were focused on progressing the Mining License Application for Udon South, securing tenure of the Udon North site and in raising new capital to meet its financial obligations.

Financing:

In May the Company completed a $9.9 million brokered private placement of units, each consisting of one common share and one warrant, at a price of $0.10 per unit. Proceeds of the issue are being used for the project’s development. In addition, US$2 million of convertible notes plus accrued interest held by Olympus Capital Holdings Asia I, L.P., the Company’s largest shareholder, were converted into 27,837,602 units on the same terms as the private placement.

Udon South Mining License Progress:

Development of the Udon South mine remains the Company’s first priority and the Company continues to work toward the grant of the mining license for Udon South in 2005.

In January 2005, and as amended in March 2005, the Company renewed its agreement with Pacific Alliance Group. It assisted the Company in resolving its dispute at Udon North and continues to work to obtain the Udon South mining license. The new agreement includes a series of milestone events leading up to the public consultation process, after which the Minister of Primary Industry and Mines is expected to make a decision on the Company’s Udon South mining license application.

The process to receive a grant of a mining license is specified in the new mining law and is controlled by the Government of Thailand. The mining law contains certain specified steps including: a requirement that the Department of Primary Industries and Mining (“DPIM”) complete a survey of the mine’s boundaries; a requirement that the Environment Department complete a review of the supplementary improvements to the 2001 approved EIA; and, a requirement to establish a stakeholder research fund to provide stakeholders the means to become fully briefed for participation in the subsequently required public hearing process.  Following the public hearing a recommendation will be made to the Minister of Industry for the grant of a mining license with agreed conditions.

 By March 31, 2005 the DPIM had completed a survey of the mine’s boundaries.

The stakeholder research and the public hearing have prescribed maximum durations. These periods can be shortened by the Government as part of the approval process. Once these prescribed activities commence and if they each take their maximum duration, the mining license would take up to 200 days to be granted.

The Company continues to work closely with all levels of the provincial and central government to achieve a mining license in 2005, but progress has been much slower than anticipated.

Throughout 2004, together with advisors, the Company worked to demonstrate to the Government of Thailand, which is a 10 per cent shareholder in the project, that the project would generate substantial benefits to the economy of Thailand in general and to local communities in North Eastern Thailand in particular. The Company believes that the project would create over 1,000 jobs during the three year construction phase and 900 direct jobs over a 22 year mine life.

The Company has continued in discussions with third parties regarding off-take agreements as well as possible equity investments in the Company. Limited new supplies, increasing Asian demand and access to a significant regional supply of potash make the project economics attractive to investors.

In August 2004, the Company entered into a success fee agreement with Richina Financial Research Ltd. (“Richina”), as its exclusive financial advisor in the People’s Republic of China (“PRC”) for renewable three month contracts, to facilitate one or more direct or indirect investments in the Company, or the Udon South project, from an agreed list of financial and strategic PRC investors.

Udon North Tenure:

The Company resolved its dispute over tenure of the Udon North potash site. In November 2004 the Company applied for a mining license over the majority of the land originally held under Special Prospecting Licenses containing all of the areas where previous exploration by drilling and seismic work have identified potash resources. This mining license application was registered by the Government of Thailand and the Government has advised the Company that it now has first priority over these areas for potash mining. The Government has further advised that the Company’s actions have been in compliance with the terms of its Concession Agreement.

The Company will continue to conduct technical work over the area of Udon North in support of its application for the mining license.

Tsunami

The December 26, 2004 tsunami was a terrifying reminder of the powerful forces of nature. The Udon Thani mine site is hundreds of miles from the disaster region.  The Company, through its local office and contacts with the villages, knew of families from the mine site area that lost family members. The Company talked with local authorities and private enterprise groups such as the Federation of Thai Industries in Udon Thani and the Chamber of Commerce to identify needs, support local fund raising activities and facilitate the distribution of aid. The Company made an immediate contribution of baht 200,000 to the Udon Thani Provincial Governor’s Relief Fund and continues to see if other forms of aid are required.

Shareholder Rights Plan

In 1996 the Company adopted a shareholder rights plan. Generally, if any person or group (an “Acquiring Person”) makes a take-over bid other than a bid permitted under the Plan (a “Permitted Bid”) or acquires 20% or more of the outstanding common shares without complying with the Plan, the Plan will entitle shareholders, other than the Acquiring Person, to purchase common shares of the Company at 50% of the prevailing market price. A take-over bid is a Permitted Bid if it complies with certain specified provisions in the Plan.  To renew the Plan it must be submitted to shareholders for reconfirmation every three years. The Plan was re-approved at the Annual General Meeting of the Company held on June 28, 2002. The Plan will not be presented for reconfirmation at the next Annual General Meeting of the Company to be held on April 15, 2005 and the Plan will, therefore, lapse on that date.

The Company is of the opinion that the shareholder rights plan hinders the Company’s ability to enter into transactions that have the potential to advance the project.

Management Change

In September 2004, Mark Williams was appointed to the position of Vice President Operations replacing Matthew Blackwell who resigned to pursue other opportunities.  Mark Williams has a tertiary qualification in Mining Engineering and has over 17 years of mining industry experience operating in a diverse range of open cut and underground mining, quarrying and civil engineering environments. He has worked in a broad range of locations including UK, Australia, Vietnam, New Zealand, South Pacific and Thailand.

The Board of APPC appointed Mr. Manas Leeviraphan to the position of Executive Chairman in March 2004. Mr. Leeviraphan has had a distinguished and senior career with the Government of Thailand and, in 2000, was appointed Chairman, State Audit Committee, Ministry of Foreign Affairs.

Mr. Leeviraphan, who has served as Economic and Financial Counsellor, Royal Thai Embassy, Washington, has held a series of progressively responsible roles principally in the Ministry of Finance. He is a member of the State Enterprise Board of Directors, is an Alternate Governor, The World Bank-International Bank for Reconstruction and Development and Alternate Governor, The Asia Development Bank. He is also a director of INTELSAT of Washington D.C.

See Item 5 – Operating and Financial Review and Prospects for important events that have occurred in the development of the Company’s business during the last full financial year ended December 31, 2004.  Also see Item 5 for information on the Company’s principal capital expenditures and divestures during the past three financial years and current capital expenditures.  Other than the ongoing cost of maintaining the Company and its current level of activity the principal capital expenditures will begin with the grant of the Udon South Mining License.

See Item 4D (Property, Plant and Equipment) below and Item 4 of the Company’s 20-F for the fiscal year ended December 31, 2003 for a description of the history of APPC’s acquisition of the Concession Agreement and the financing of APPC’s acquisition by Asia Pacific.

There has not been any indication of any public takeover offers by third parties in respect of the common shares or by the Company in respect of other company’s shares during the last or current financial year.

4B.  Business Overview

The Company is a New Brunswick corporation, engaged through its subsidiaries, in the acquisition, exploration and, if warranted, development of mineral properties.

The Company’s principal property is a 90% beneficial interest in APPC, a company which holds two potash deposits, Udon South and Udon North, situated in Udon Thani in northeast Thailand.  The Government of Thailand has a 10% carried interest.  The Company will recoup the Government of Thailand’s 10% share of exploration, development and capital expenditures out of the Government’s share of dividends from the net profits of APPC, if any, once commercial production has commenced.

The Company considers its business to consist of one operating segment, being the exploration and development of its potash concessions in Thailand and the majority of its operations and capital assets are located in Thailand.  Capital assets consist of investment in potash concession, investment in land and property and equipment.  The Company does not own any significant plant or equipment for its operations.

The recoverability of the carrying value of the Company’s interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC’s continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

Potash in Asia

The Company’s Udon potash project could be Thailand’s first world class, large-scale underground mine. It is ideally located to support Asia’s growing potash demands.

The International Fertilizer Association (IFA) reported potash consumption in China of 6.3 million tonnes in 2003. Chinese demand would on its own absorb most of the Company’s projected two million tonne annual output, at full planned capacity. Reductions in arable land together with changes in diet to crops that need more fertilizer means that Chinese demand is expected to continue to grow.

There is no widely published market information for potash sales prices into South China, which is expected to be the Company’s primary market. The Company has estimated the sales prices from a number of sources at an indicative delivered price (CFR) South China. Prices are estimated to have increased from US$120/tonne in June 2003 to US$163/tonne in May 2004.

Based on the estimated May 2004 price of US$163/tonne, current exchange rates and shipping quotes ex-Bangkok, the net present value (NPV) of the Company’s 90% interest in the project’s cash flow is approximately US$291 million and the project produces an internal rate of return (IRR) of 27.8%.

Potash prices have improved significantly in the last 12 months as demand grows, particularly in Asia. The Company views these increases as part of a long-term trend. Total Asian demand is predicted to grow at between 5% and 6% per annum over the next few years, while figures published by the Chinese Academy of Agricultural Sciences predict that Chinese demand will more than double over the next decade.

Part of the increase in delivered prices into South East Asia results from a significant increase in shipping costs. The Company has a significant competitive advantage in that the Udon deposits lie at the heart of the Asian market. Therefore, the increase in the Company’s shipping costs will be much less than the increase for competing suppliers of potash.

Thailand has the opportunity not just to benefit from the Udon mine but from establishing a new and vibrant industry. In addition to the Company’s Udon project there are two other known potash prospects owned by other companies in different stages of exploration or development. While these other deposits may not prove to be economic, the existence of potash in the same geological basin suggests there is potential for further exploration successes.

The Company’s Udon South project is the only project in Thailand that is fully drilled out, with all technical work completed by international bankable consultants and is ready for financing, construction and production.

4C.  Organizational Structure

The Company, directly and indirectly through Metro and Wildemere, holds a 90% beneficial interest, in the Udon Thani Concession properties, with a 10% carried equity interest in APPC being held by the Government of Thailand as follows:

The Company – Direct	47.5%	(52.8% working interest)
The Company through Metro	27.5%	(30.6% working interest)
The Company, through Wildemere	15%	(16.6% working interest)
Government of Thailand	10%	Carried interest

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

Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries.  The following chart illustrates the intercorporate relationships between the Company and its active subsidiaries and their jurisdictions of incorporation.

4D.  Property, Plant and Equipment

The following is a description of the Company’s properties and the nature of the Company’s interests in such properties.

The Company’s primary asset is its 90% interest in APPC.

APPC holds the exploration concession covering the Udon potash deposits, located in northeast Thailand.  The area has been extensively explored by drilling and seismic surveys and two adjacent potsh deposits, known as Udon South and Udon North have been identified.  In September 2002 APPC commissioned SRK

Consulting (SRK) to undertake a review of the geology and resource estimates of the Udon South Deposit in parallel with a study of the options of mine access and mining methods.

Previous feasibility studies undertaken by H.A. Simons Ltd. in 1997 (the “H.A. Simons Feasibility Study”) and Kilborn Western Inc. (“KWI”) in 1998 (the “Kilborn Feasibility Study”) were used to provide SRK with data sources and points of reference.   The H.A. Simons Feasibility Study was carried out by a team of consultants that included H.A. Simons Ltd., Golders Associates Limited, TEAM Consulting Engineers Co. Ltd., Sandwell Inc., Micon International Limited and CRU International Ltd.

The Kilborn Feasibility Study was commissioned to conduct a review of the H.A. Simons Feasibility Study with the objective of identifying areas of potential cost reductions.

In September 2002, SRK prepared the Udon Potash Project, Conceptual Mine Access & Mining Methods Options Study – Udon South and the Executive Summary, Udon South Phase 1 Study, Geology, Resource and Mining Options with reference to both the H.A. Simons Feasibility Study and the Kilborn Feasibility Study.  SRK estimated a JORC and Canadian compliant inferred, indicated and measured resource.

In May 2002, APPC commissioned MRDI, a division of AMEC E&C Services Limited (“MRDI”), to provide a mineral resource estimate for the Udon North Deposit.  This report was prepared to NI 43-101 standards (the “Udon North Report”).

Property Description and Location

The Concession Agreement

The effective date of the Concession Agreement is June 4, 1993.  The Concession Agreement provided that all exploration areas under Special Atchaybats, (special prospecting licenses) would expire on June 4, 2003, unless applications for Prathanabats (mining licenses) have been made.  On May 29, 2003, the Company submitted the Application for four Prathanabats for the Udon South deposit as described in the existing Environmental Impact Assessment (“EIA”).  The approval of the Mining License will now follow the structured process under Thai law that leads to the review and approval of the application.  The Company has been previously advised by the Department of Primary Industries and Mining (DPIM) that the application could not be formally processed until the amendments to the Regulations under the Mining Law were passed.  These regulations were passed on March 10, 2004.  Processing of the application has now commenced.

The Prathanabats would grant to APPC the exclusive right to mine, process, dress, extract, remove, bag and store all potash on, within or beneath the mining area, and the right to build, maintain and operate a mine and related facilities.  In support of the application for Prathanabats, the feasibility study for the Udon South Project has been filed and is further supported by the approved EIA on file.  The terms of the Prathanabats will be for a period of up to 25 years, with possible extensions, with the exact term of the Prathanabats to be the time frame necessary to permit APPC to mine out any proven and probable reserves of the deposit as determined at the time of the application for the Prathanabats.

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

(ii)

exceeds 2,100,000 tonnes of potash; or

(iii)

the capital expenditures of APPC do not exceed minimum capital expenditures (being U.S.$200 million in 1981 U.S. dollars for an annual capacity of 1,000,000 tonnes),

then the Government’s share of net cash flow in any calendar year will be adjusted as follows:  If APPC’s internal rate of return is from 20% up to 30%, the Government’s share of net cash flow is 25%, if the internal rate of return is from 30% up to 35%, the Government’s share of net cash flow is 30%, if the internal rate of return is 35% up to 40%, the Government’s share of net cash flow is 40%, and if the internal rate of return is 40% and over, the Government’s share of net cash flow is 50%.  Any major expansion after the initial 5 year production period will be treated as a separate project with similar profit sharing calculations.

The Concession Agreement requires APPC to employ at least one Thai national as a geologist.  Within 3 years of the start of commercial production, 100% of unskilled labour, 75% of skilled labour, 75% of clerical, 50% of technical and supervisory, and 50% of management and professional must be Thai nationals, increasing to 100% unskilled labour, skilled labour and clerical, and 85% technical and supervisory and management and professional by the eighth year.

The Concession Agreement and the November 29, 1994 Shareholders’ Agreement between the Company and Metro provide that the Board of Directors of APPC shall consist of up to ten Directors, one of whom is a representative of the Government of Thailand, six of whom represent the Company, and three of whom represent Metro.  In June 1998, the Company acquired control of Metro.  In January 1999, pursuant to a plan of arrangement, the Company acquired the remaining outstanding shares from minority shareholders of Metro and now owns and controls 100% of the outstanding shares of Metro.

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

Crew Royalty

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

Udon Thani has three seasons:

March – June

Summer (30° C to 38° C)

July – October

Rainy (27° C to 34° C)

November – February

Winter (15° C to 28° C)

Mean annual rainfall is 1439.7 mm, ranging from a high of 211-280 mm in the August rainy season to less than 81 mm in other months.

An existing railway line owned and operated by the State Railway of Thailand lies less than 1 km from the proposed mine site. The existing railway line is currently underutilized.  Rail access to the site is on land owned by APPC.  Road access is from a divided paved highway that is the main highway between Udon Thani and Bangkok.

History

The Udon Thani Concession was granted in 1984; however no exploration work was carried out until 1993.  The Udon Thani Concession initially covered an area of 2,330 km2, was reduced to 1,726 km2 in 1996, to 850 km2 in 1998 and to 192 km2 in June 2001.

Drilling on the property began in 1993 in the area of the Udon South Deposit and the first drill holes were sunk on the Udon North Deposit in 1995.  The Udon South Deposit was the subject of two Feasibility Studies:  H.A. Simons Feasibility Study in 1997 and Kilborn Feasibility Study in 1998.  The financial evaluation was completed by APPC for both of these studies.  In 2001 Micon International Ltd. was contracted to ensure that the financial evaluation of the study was sound.  Micon accepted the financial evaluation for the Udon South Deposit and published a NI 43-101 compliant Technical Report in February 2002.

Geological Setting and Stratigraphy

Udon South occurs within the Maha Sarakham formation that consists of a series of salt and clastic units overlying a clastic basement sequence. The upper most member, the Upper Clastic, is unconformably overlain by sandstone, siltstone and shales. From surface, the sequence is as follows;

Stratigraphy

Unit	Approx. Avg Thickness (m)
Unconformable sandstone, siltstone & shale	Variable
Upper Clastic	140
Upper Salt	15
Middle Clastic	40
Middle Salt	90
Lower Clastic	40
Lower Salt	400

The potash layer of commercial interest occurs in the top part of the Lower Salt as two distinct sylvinite beds known as Somboon and Udon, separated by a band of halite of variable thickness. (See stratigraphic column below.) The upper Somboon horizon has a distinctive red to orange colouration (due to iron oxidation) while the lower Udon horizon is clear to milky white in colour.

Taken in total, the sylvinite bed (including Somboon, Middle Halite and Udon) varies in thickness from less than one metre to greater than 12m with an average of 3.8m. The floor of the Udon sylvinite bed appears to undulate gently and there is no evidence in boreholes or from seismic line surveys of any major faulting. What little faulting that was observed in core appeared to be minor and well healed. Although having variable thickness and floor dip, the sylvinite layer is essentially continuous over the deposit with thin interbedded halite layers and claystone partings. The Roof Halite, which overlays the Somboon sylvinite, also contains minor claystone and anhydrite partings that will have a localized influence on the stability of the roof beam in mine workings.

Significant potash mineralisation in the form of halite (NaCl), carnallite (KMgCl3·6H2O) and sylvite (KCl) is only reported in the uppermost sections of the Lower Salt member, where these minerals are present in individual layers of varying thickness but with a combined average of about 30m. The carnallite unit is the most abundant with an average thickness in excess of 21m.

Exploration and Drilling

Although the Udon Thani Concession was granted in October of 1984, no exploration work was carried out until 1993.  During 1993, APPC completed Phase 1 of a three-phase exploration program in respect to the Udon Thani Concession.  This phase included a 7-hole initial exploration program on approximately 1 km. centres, seismic surveys, and mapping and surveying programs.

The second phase of the exploration program commenced in early 1994 was completed by May 1995 and included the drilling of 46 additional diamond drill holes that delineated the mineralization boundary of the potash deposit in the initial discovery area now known as the Udon South Deposit.  Completed work also included a series of 35 seismic lines totaling approximately 142 km.  This geophysical approach was used to investigate the subsurface structures and provide drill targets.  Completion of this program confirmed the presence of a high grade sylvinite deposit at an average depth of 300 m.

A nine hole widely spaced reconnaissance drilling program was completed to the north of the Udon South Deposit extending to the Udon North Deposit.

The third phase of the exploration program was completed in early 1996.  Approximately 300 km of reflection seismic survey and a total of 95 drill holes were completed during this exploration phase in respect to the Udon South and Udon North Deposits which defined the gross sylvinite resource in these areas.  A total of 65 boreholes were drilled to define the sylvinite resource boundary of the Udon South deposit.

On completion of the 1996/97 exploration/development program, a total of 160 diamond drill holes and approximately 500 km. of two-dimensional reflection seismic survey, together with a variety of in-fill geological and geotechnical, metallurgical and other programs, were completed.  An additional 35 km of 2D-seismic survey was completed in 1999 over the Udon North Deposit for a total of approximately 535 km.  During first quarter 2000, seven in-fill boreholes, strategically located over the Udon North Deposit were drilled to define resource boundary and continuity.

The only potassium minerals noted to date are sylvite and carnallite that occur as distinct layers. The contact of the two seams show very minor intermixing.  Both seams, however, are intermixed with halite to produce the mineral assemblages known as “sylvinite” and “carnallitite”, respectively.  The commercially important sylvinite zone always overlies the carnallitite zone, and contains only negligible magnesium.

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

Upon hole completion, gamma ray logs were run in each hole, and the hole was sealed from bottom to top with normal Portland cement.  During exploration of the Udon North Deposit, deviation and caliper logging was also conducted.

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

Core Handling and Security

Core was boxed, with all salt formations sleeved in plastic, and taken from the drill site to a company core facility at Ban Nong Sung, in the Udon South property area.  The potash core (sylvinite) was retained at the logging facility, and the remainder of the core was taken to the government core facility at Khon Kaen for storage.  All cores were retained under secure locked-door conditions at the Nong Sung and Khon Kaen core storage facilities.  Unauthorized personnel were provided access to core under direct supervision of APPC geological personnel only.

All cores retained for assaying were labeled, wrapped in cellophane and/or plastic containers and sealed in boxes for shipment.  Upon acquiring special permission from the Department of Mineral Resources, Thailand (“DMR”) authorities, ore sample shipments were transported from the logging facility in Ban Nong Sung to Bangkok International Airport where the cores were weighed and registered for shipment to Pioneer Laboratories and/or other independent laboratories in Canada.

Core Logging

The core was logged by APPC’s geologists at APPC’s leased core storage facility.  The major formation breaks outside of the cored interval were identified from the gamma logs and 2D-seismic profiles.  The Lower Salt was visually logged in detail with depths tied to the footage blocks in the core boxes.

Core Sampling

After logging, the sample intervals were marked out by the geologist on geologic breaks or 50 cm intervals, whichever was less, in the sylvinite zone, and 1 metre intervals in the underlying carnallitite zone.  This clay interbeds or seams were not sampled prior to hole 95-63.

The samples were taken as 1 cm square saw cuts, run longitudinally down the side of the core with a dado blade on a table saw.  Earlier samples were cut with a normal saw blade, first 12 to 15 mm deep, later 25 to 30 mm deep before the use of the dado blade.  The cut material provided fine to coarse grained chips which samples were split with a Jones riffle by the DMR technicians.  One split was sent to the government lab for assay, the remainder was given to APPC for its assaying purposes.  Check samples for due diligence purposes of Udon South core were acquired in 1996/97 by H.A. Simons and in 1998 by Kilborn by halving and quartering the core.  All holes cored since hole #102 were sampled using both groove and quarter core techniques.  APPC’s samples were shipped to Canada for original assay by Pioneer Laboratories in New

Westminster, B.C.  Three independent laboratories were also involved at different stages in check sampling and assaying programs including Saskatchewan Research Foundation, Chemex Labs Ltd. and Lakefield Research Ltd.

Surveying

Reconnaissance survey and hole layout was conducted by using a hand held Global Positioning System instrument (“GPS”).  Roads were mapped by traverses with truck mounted GPS instruments.

On completion of holes within the Udon South property, an accurate transit survey was carried out by a local land surveyor.  Most holes within the Udon North property were also surveyed with transit; however, due to distance, location of several holes and reconnaissance boreholes were surveyed with GPS only.  In 2000 and 2002, for due diligence purposes, an independent company, GEOCON Ltd. was contracted to provide accurate horizontal locations with GPS of all exploration boreholes.

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

The check assays, including assay comparisons with the DMR analysis, and mass balance calculations all indicated the average grades of K20 are consistent with recorded core sample analysis.  The assay grades and thickness were consequently interpolated within the Udon South and Udon North geological model.

Udon South Deposit Mineralization

The Udon South Deposit has an irregular outline up to 10 km long (E-W) and 6 km wide (N-S), lying between about 300 and 400 m below surface.  The mineralization varies in thickness up to 10 m and averages 3.4 m.  The dip is generally less than 15%, trending downward from west to east, and flatter in the east.  The potash is overlain by a halite cap of between 1 m and 7 m in thickness (typically 4 m) which will provide support for the weaker, overlying Lower Clastic unit.  In many areas the potash is underlain by carnallitite which can decompose if exposed to moisture.

For a potash horizon to be economically mineable it should have continuity over significant distance.  It is not practical to demonstrate the continuity of potash horizons by close spaced drilling because a column of mineralization is left unmined around each drill hole in order to avoid the potential risk of water inflow from imperfect capping of the holes at surface.  Therefore, details of lithology and structure are determined by geophysical methods, especially seismic reflection surveys, in order to demonstrate that lateral continuity exists.  In the Udon South Deposit, a thin claystone horizon and a zone of white borate mineralization in the Lower Salt potash horizon serve as marker beds that indicate ore continuity.  The clay marker bed averages 0.1m thick, but is as thin as 0.01 m, and in fact may be present in some holes as a dirty band of salt, not easily recognized as the marker.

In order to determine continuity of the potash horizon two north-south and two east-west traverses were selected.  The core from the Lower Salt unit was examined visually in each hole selected for the traverses in greater detail than for general logging, in order to identify the claystone and white borate marker horizons.

2002 Udon South Resource Report

In September 2002 the Company engaged Steffen, Robertson and Kirsten (Australasia) Pty Ltd. (“SRK”) to undertake a review of the geology and resource estimates of the Udon South Deposit in parallel with a study of the options of mine access and mining methods.

The Udon potash mineralisation, consisting of both Carnallitite and Sylvinite, is hosted in the uppermost 30m section of the Lower Salt member of the Maha Sarakham formation. The Udon South deposit is contained within a sub-basin bounded by structurally positive zones of the Lower Salt.

The economically significant potash mineralisation is formed by two types of Sylvinite ore, which are understood to have formed under different controls and different times, leading SRK to examine and establish resources for each type separately. This is the first time this had been done at Udon.

Key seismic traverses across the deposit were examined with assistance from Velseis Processing. It was noted that some sections of complex seismic response coincided with local social development (villages). The seismic profiles that were used by Frontier Geoscience to generate 3D surfaces for the major units were then used by SRK as the base for the geological models.

The review of the assay database demonstrated an incomplete record of mineralisation across the ore sequence zones. A correlation of gamma logs and assay data hole by hole was undertaken and used to produce a database of continuous assays with “in fill” gamma logs where assay data was unavailable. This was the first time this has been achieved at Udon. (see Figure 2).

Figure 2

y = 11.167x
R2 = 0.8871
400
350
300
250
200
150
100
50
0
Gamma
0
5
10
15
20
25
30
35
Assay

Resource models were developed as 3-D seam models with variable height cells. The geological profile was modelled in Surpac using the 3-D block model system, using actual layer thickness values for each block to calculate true volumes and tonnages. Grade estimation was done by ordinary kriging of accumulation (grade x width) and width on 100m x 100m blocks. Although extreme values were investigated, upper cutting of grade was not performed. Geostatistical tests performed on the estimations showed the quality was not high, due to the block size and data spacing.

The top of the Lower Salt was used as the reference surface for the modelling of the ore layers using a geostatistical approach. The following elements were modelled; K, K2O, Mg, Na, Ca, H2O, Cl, SO4, insolubles and borates. Not all drill holes had analyses for all elements and H2O, Cl and SO4 were modelled as single average values from 3 holes only. Borates and insolubles were visually estimated from logs cross referenced to actual core.

The model contains a number of fields for the various qualities and also values for calculation of volumes and tonnages, layer thickness, true elevations of the base and top of the layer, all of which are required for production scheduling.

The method used for modelling of the layers at the top of the Lower Salt was the classical 2-D Service Variables method. The geological horizons were modeled independently. The estimation methodology consists of estimation into a gridded seam, by ordinary kriging, of accumulation (grade x width) and width. The grade was then calculated by dividing the estimated accumulation by the estimated width. The variography and thickness and grade estimation was done using Isatis software, a leader in the geostatistical field.

The thickness and positions for the units overlying the lower salt were calculated directly from the 3D surface grids estimated by Frontier Geoscience from the 2D seismic data.

The resource was classified into 3 categories based on the drill spacing, variations in thickness and grade, and the slope of the base of the ore. Figure 3 shows the categorization of the Udon South resource with individual Sylvinite block thickness.

Figure 3

•Colours indicate Sylvinite Thickness
•Contours are elevation of Sylvinite Base
Thickness
650m radius around drill hole
Excluded blocks on salt ridge
Excluded blocks on fringe
Inferred Resource
Indicated Resource
Measured Resource

Resources have been estimated in accordance with Australian JORC and Canadian NI 43-101 guidelines. A set of criteria was designed to outline the three resource categories as follows:

 Inferred Resource - Within the general perimeter of 1000m spaced drill and seismic data but extending only 650m beyond the last drill hole and with sufficient variation in elevation, thickness and grade values making estimates possible but at a low level of confidence. Areas of rapid gradient change resulting in suspected disruption or loss of the Sylvinite horizon have been excluded.

 Indicated Resource – Within the Inferred boundary, seismic 2D data at about 500m line spacing, drill spacing pattern of about 1000m with some variation in elevation, thickness and grade values making estimates possible at a moderate level of confidence.

 Measured Resource – Within the Indicated boundary, with little variation in elevation, thickness and grade values making estimates possible at a high level of confidence.

Resource tonnages and grades as estimated by SRK are summarized in the table below.

Total resources of Udon South Project Area

	Tonnes (M)	%K2O	Average Thickness (m)
Measured	95	24.5	4.2
Indicated	160	23.2	3.6
Total measured and indicated	255
Inferred	47	22.9	3.5

Note : Figures have been rounded to three significant numbers

SRK concluded that:

  The current geological data-base is of sufficient quality and distribution to develop JORC compliant resource estimates for input to a full Feasibility Study. No further drilling is required.

  Previous ‘seismic exclusion zones’ result from either a lack of data due to poor survey conditions and interference, or a complexity of seismic response due to lithological variations.

  The absence of disruption to the basement reflector beneath areas of complex seismic response indicates that the complication is not a result of fault activity. Accordingly the practice of seismic exclusion has been discontinued except for an area of complex unresolved geometry on the south-west margin of the deposit.

  The seismic surveys show no evidence of significant faulting within the primary resource area.

  The complex geometry of the south-west Inferred resource area will only be resolved by underground trial mining/development.

SRK recommended that:

  Detailed 3D seismic will be required on areas prior to actual development.

  Reserves can be estimated from the resources using a production schedule and dilution and loss factors that are based on expected mine recovery and roof and floor pillar requirements. The resource model has been constructed with this next step (Phase 2) in mind.

Environmental Assessment

Regulatory approval of the Udon South Project by the Government of Thailand required the preparation of an Environmental Impact Assessment (“EIA”) Report to present an environmental and socio-economic baseline study, including a survey of perceptions and attitudes about the project of the directly affected population, as well as impact assessment, mitigation plans, and monitoring systems.  An EIA Report was prepared for APPC covering the Udon South potash mine and the Laem Chabang port.

Apart from noise levels during construction and increased traffic, the primary concerns are reported to be the potential for salinization of soils and contamination of surface or ground water from seepage or spillage of brine or pollutants such as lubricants or chemicals.  Suitable mitigation and monitoring techniques will be applied and enforced.

The Udon South mine EIA was submitted to the Ministry of Science, Technology and Environment’s Office of Environmental Policy and Planning in October 1999, and final approval was given in February 2001.    The Environment Department of the Government is currently reviewing proposed minor improvements to the project description contained in the EIA.

Development Plan

Development of the Udon South mine remains the Company’s first priority and the Company continues to work toward the grant of the mining license for Udon South in 2005.

The process to receive a grant of a mining license is specified in the new mining law and is controlled by the Government of Thailand. The mining law contains certain specified steps including: a requirement that the Department of Primary Industries and Mining (“DPIM”) complete a survey of the mine’s boundaries; a requirement that the Environment Department complete a review of the supplementary improvements to the approved EIA; and, a requirement to establish a stakeholder research fund to provide stakeholders the means to become fully briefed for participation in the subsequently required public hearing process.  Following the public hearing a recommendation will be made to the Minister of Industry for the grant of a mining license with agreed conditions.

By March 31, 2005, the DPIM had completed a survey of the mine’s boundaries.

The Environment Department of the Government is currently reviewing proposed minor improvements to the project description contained in the EIA. The EIA was approved in 2001.

The stakeholder research and the public hearing have prescribed maximum durations. These periods can be shortened by the Government as part of the approval process. Once these prescribed activities commence and if they each take their maximum duration, the mining license would take up to 200 days to be granted.

The Company continues to work closely with all levels of the provincial and central government to achieve a mining license in 2005, but progress has been much slower than anticipated.

The Udon South potash project could be Thailand’s first world class, large-scale underground mine. It is ideally located to support Asia’s growing potash demands.

The International Fertilizer Association (IFA) reported potash consumption in China of 6.3 million tonnes in 2003. Chinese demand would on its own absorb most of the Company’s two million tonne annual output, at full planned capacity. Reductions in arable land together with changes in diet to crops that need more fertilizer means that Chinese demand will continue to grow.

The growth in demand together with shipping costs increases give a natural price advantage to a potash source close to Asia’s markets.

Thailand has the opportunity not just to benefit from the Udon mine but from establishing a new and vibrant industry. In addition to the Udon project there are already two other potash prospects in different stages of exploration or development. While these may not yet prove to be economic, the existence of potash in the same geological basin suggests there is potential for further exploration successes.

The Company’s Udon South project is the only project that is fully drilled out and with technical work completed by international bankable consultants and is ready for financing, construction and production.

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

Total capital cost for the initial stage is estimated at U.S.$308 million with the second stage estimated at U.S.$221 million ($2003). It is anticipated that the expansion to 2 million tonnes per annum can be financed from cash flow, such that no additional equity financing will be necessary.

The Company will incur costs in addition to the direct project costs which will reduce the rate of return to the Company by approximately 1.2% below that of the project. For example, the Company must fund the

Thai Government’s 10% carried interest in APPC which holds the project interest. In addition, the Company must pay a private royalty to three parties associated with former Directors of the Company.

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

On the basis of the studies carried out by SRK for resources and mining, Ausenco/AMEC for processing, Golders for geotechnical, and JT Boyd for mining, Company management is of the view that all field, laboratory and basic design work is now essentially complete and that technical work required for bank funding of the project, after the granting of the mining leases, will only comprise some final updating of cost input data before the project can proceed to design optimization and implementation.

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

At present, APPC holds the “rights to exploit” the 192 km2 of the Concession area which includes the Udon South and Udon North Deposits.  Under the terms of the Concession Agreement, the Thai Government is not required to participate in any funding in order to maintain its 10% interest in APPC; however, any funds advanced on its behalf (i.e., 10% of any equity funding) are recoverable from a positive project cash flow.  Each private participant, in addition to its own equity, will be expected to assume responsibility for a pro rata share of the Government’s carried interest.

The Company’s objective is to fund its share of the required Udon South Project obligations through a combination of debt and equity financing or joint venture participation.  The total costs to reach a mine construction decision and to construct a mine are anticipated to be greater than the Company can or would choose to absorb on its own.

Additional financing is expected to be obtained through other project participants.  Various structures have been examined such as joint ventures or special purpose companies in addition to direct participation in the Company.  The Company may conduct a series of financings to support project requirements.

If other parties become involved in the Udon South Project it may be necessary to re-apply to the Thai BOI to secure promoted project status in the name of the joint venture or other legal entity.  This may be necessary in order to receive the tax concessions previously granted to APPC and incorporated in the financial analysis.

In addition to commercial banks, negotiations will continue with a number of multilateral agencies such as the International Finance Corporation, the Export Development Corporation of Canada, and Kreditanstalt für Wiederaufbau of Germany, which have expressed interest in project financing.  Subordinated loans, financial leases and working capital loans may also be incorporated in the overall financial structure.

2002 Udon North Report

In May 2002, APPC commissioned MRDI,  to provide a mineral resource estimate for the Udon North Deposit (the “Udon North Report”).  The Udon North report was prepared to NI 43-101 standards.

The centre of the Udon North Deposit is located approximately 6 km adjacent and north of the Udon South Deposit.  Information pertaining to location, accessibility, climate, and infrastructure and physiographic history of the property, its general geological setting, exploration and mineralization are substantially the same as that disclosed for the Udon South Deposit.

Two primary areas of potash (sylvinite) mineralization have been delineated over a total resource area of approximately 40 km2.  A total of 104 reconnaissance and exploration boreholes and approximately 275 line-km of 2D-seismic surveying have delineated the majority of the resource boundary.  The thickness of the Udon North sylvinite horizon is considerably greater than the Udon South Deposit with an average thickness of approximately 7.5 m.

Subsequent exploration work on the Udon North Deposit has included a 37 line-km in-fill 2D-seismic survey conducted in 1999; and a limited drilling program in 2000 that included 7 strategically-located boreholes, to improve upon the geological interpretation, prove local continuity of the sylvinite horizon and simultaneously increase the potential resource estimate.

With the issuance of the Special Atchyabats in June 2001, the Concession area, which includes the Udon North Deposit, was reduced to 192 km2.  Consequently, the global estimated resource area of the Udon North Deposit that meets the minimum thickness and cut-off grade has been reduced as a result of certain land being excluded.

MRDI reported in the Udon North Report that it had reviewed pertinent geological data from the Udon North Deposit to obtain a sufficient level of understanding to assess the existing Mineral Resource statement.

MRDI concluded that:

  The geology of the Udon North Deposit is reasonably understood. The drill core observed by MRDI confirmed the current geological model.

  The database used to estimate the Mineral Resource for the Udon North Deposit consists of samples from 58 cored drill holes and gamma results from a few of the tri-coned drill holes. Samples were assayed for K and Mg. Data transfer to the resource database from original assays was verified from an initial 10% check of the database. The assay and survey tables passed with less than 1% error rate but the collar data required a complete audit. Further errors were found and corrected in the final master database used for the mineral resource estimation. Lithology data was received from APPC, audited, corrected and transferred into the master database.

  The Udon North Deposit resource model was developed using industry-accepted methods. MRDI validated the model estimates and found them to reasonably estimate grade and tonnage.

  The Udon North Deposit is estimated to contain mineral resources as shown in the following table.

	Tonnes (M)	%K2O	%MgO Grade	Average Thickness (m)
Indicated Mineral Resources	175	19.0	0.07	12.0
Inferred Mineral Resources	490	16.5	0.07	12.0

MRDI recommended that there is still some ambiguity remaining concerning the drill hole collar elevations. It recommended that APPC resolve this matter and have the elevation for the drill holes surveyed in a manner that will restore full confidence in the collar location data. The elevations for drill holes that have not been at least surveyed with a theodolite should be surveyed.

In December 2003, the Company received a notice from the Government of Thailand questioning the Company’s right, under the Concession Agreement, to renew seven exploration licenses covering the Udon North deposit.  The Company appealed this notification, believing that it had a substantial basis for renewal of the exploration licenses.

On November 3, 2004, APPC reached a favorable resolution of tenure over the Udon North project. APPC applied for a Mining License over the majority of the land originally held under SPLs containing all of the areas where previous exploration by drilling and seismic work had identified potash resources. This Mining License application has been registered by the Government of Thailand and the Government has advised APPC that it now has first priority over these areas for potash mining. The Government has further advised that APPC’s actions have been in compliance with the terms of the Concession Agreement.  Advisors retained to assist the Company in reaching this resolution were issued common shares and common share purchase warrants of the Company with a total fair value of $375,921 that is deferred as a cost of the concession.

Item 5.  Operating and Financial Review and Prospects.

Reference is made to the audited Consolidated Financial Statements of Asia Pacific Resources Ltd. ("APQ" or the "Company") for the year ended December 31, 2004 (“FYE 2004”) and the year ended December 31, 2003 (“FYE 2003’), upon which the following discussion is based. The Consolidated Financial Statements and the notes thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Differences from United States GAAP are recorded in Note 17 to the statements.

5A

Results of Operations

The Company incurred a net loss of $3.7 million or $0.01 per share for FYE 2004. The loss is a reduction of 23% from a loss of $4.8 million or $0.01 per share for FYE 2003, and also down by 7% from a loss of $4.0 million or $0.01 per share for FYE 2002.

Interest received was $66,144 in FYE 2004, down 29% from $93,057 received in FYE 2003 and down 60% from $167,379 received in FYE 2002.  The higher interest in FYE 2002 reflects the cash proceeds received in April 2002 from the conversion of convertible debentures and the reduction in interest earned caused by the subsequent use of the Company’s cash to fund activities. As at December 31, 2004 the Company had cash balances of $7.1 million.

In FYE 2004 the Company issued 311,602 common shares in payment of accrued interest of $31,160 in respect of the Olympus convertible loans and paid bank charges of $7,762. During FYE 2003 the Company incurred no interest costs but paid bank charges of $8,145.   During FYE 2002, the Company incurred $0.7 million in interest and bank charges representing one month interest expense on convertible debentures that were converted into common shares of the Company on April 1, 2002.

Promotion and travel costs for FYE 2004 were $1.1 million, about the same as the $1.2 million incurred in FYE 2003 but more in both years from FYE 2002 costs of $0.7 million. In 2003 the Company incurred $0.5 million of additional costs as it embarked on an active public information program in Thailand. This effort has been maintained in 2004 in order to increase familiarity and support for the project from the people of Udon Thani.

Consulting costs have decreased to $0.7 million in FYE 2004 from $0.8 million for FYE 2003 and $0.2 million in FYE 2002. In FYE 2003, $0.3 million was paid to an advisory firm retained to identify and develop international investor interest. This contract ended in 2003.

Salary expenses for FYE 2004 were reduced by 15% to $1.1 million from $1.3 million in FYE 2003 and FYE 2002. The reduction in 2004 reflects the lower 2004 bonus payments to executives including the Chief Executive Officer.

In accordance with the accounting policy described in Note 2(e) of the Consolidated Financial Statements the Company has recorded a recovery of stock compensation expense of $145,448 for the variable exercise priced stock options because the Company’s stock price at December 31, 2004 was less than the Company’s stock price at December 31, 2003. The Company recorded an additional charge to earnings of $17,553 for stock options granted with a fixed exercise price for a net recovery to earnings of ($127,895).  The charge to earnings in FYE 2003 was $1,055,713 and in FYE 2002 $114,643 relating to the variable exercise priced stock options.  The volatility of the Company’s share price is a significant factor in the calculations of these non-cash charges.

The foreign exchange loss for FYE 2004 is $43,139 compared to a gain in FYE 2003 of $1.0 million and a gain of $297,947 in FYE 2002. In FYE 2003 the Canadian dollar strengthened relative to the Thai baht and the Company recorded a $1.3 million gain on translation of the deferred income tax liability which is denominated in Thai baht but reported in Canadian dollars. The Canadian Dollar and Thai baht have both appreciated at a similar rate against the US dollar during 2004.

Summary of quarterly results and fourth quarter review

The financial results for each of the eight most recently completed quarters (unaudited) are summarized below:

	3 months ended December 31, 2004	3 months ended September 30, 2004	3 months ended June 30, 2004	3 months ended March 31, 2004	3 months ended December 31, 2003	3 months ended September 30, 2003	3 months ended June 30, 2003	3 months ended March 31, 2003
Total revenues	$33,113	$23,233	$8,953	$845	$6,842	$13,947	$30,932	$41,336
Net loss	(2,496,441)	(133,823)	(254,190)	(801,345)	(1,324,913)	(538,163)	(1,489,696)	(1,411,640)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.03)

In the three months ended December 31, 2004 the Company continued to incur general and administrative expenses consistent with the first nine months of the year. The size of the fourth quarter net loss results from a $1.0 million movement in the non-cash write back of the stock compensation expense.

The Company is a development stage enterprise. At this time any issues of seasonality or market fluctuations do not impact it.

Foreign exchange movement impacts the Company’s quarterly performance. Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company’s consolidated subsidiaries, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation are included in the statement of loss.

Effective March 1, 2002, the Company adopted, on a prospective basis, new CICA recommendations with respect to stock-based compensation and other stock-based payments.  This is detailed in the Company’s financial statements. Changes in the Company share price at each balance sheet date impact the value of stock based compensation and other stock-based payments.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond current projected expenditures.

5B

Liquidity and capital resources

At December 31 2004, the working capital of the Company was $7.0 million compared to $0.2 million at December 31, 2003.  Cash increased by $12.2 million in the year from:  a $2.8 (U.S.$2) million convertible loan from Olympus, a $10 million private placement financing and the recovery of $0.3 million deposit advanced with respect to the Property.  Cash decreased in the year by $4.5 million to fund operations, $0.2 million in property and equipment and $0.8 million continued development of the Udon Concession properties.

Cash flow used for operating activities

Cash flow used for operating activities was $4.5 million for the FYE 2004 compared to $5.4 million for FYE 2003 and $3.4 million for FYE 2002.   The decrease of $0.9 million over the previous year is caused by a general reduction of outside consultants being utilized to complete the technical aspects of the Udon South feasibility work.  This work was primarily conducted in FYE 2003.

Cash flow from financing activity

Cash flows from financing activities were $12 million in FYE 2004 compared to $2.2 million in FYE 2003 and $11 million in FYE 2002.

On May 27, 2004 the Company completed a private placement of 99,368,500 units, each consisting of one common share and one warrant, at a price of $0.10 per unit for net proceeds of $9,010,945 (gross proceeds of $9,936,850 less cash issue costs of $925,905). Proceeds of the issue are being used for the project’s development. If they are all exercised the warrants would bring $18.3 million of additional equity to the Company, a portion of which is intended to fund the payment to the Thai government of U.S.$5 million, upon receipt of a commercially acceptable mining license.  In addition Olympus advanced the Company $2.8 million (U.S.$2.0 million) in convertible loans  with an interest rate of 5% per annum for working capital purposes, which together with accrued interest was converted into 27,837,602 units.  Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.125 until the earlier of May 26, 2006 and 10 business days following the deemed receipt by the holder of notice from the Company of the issuance of a mining license by the Thai authorities in connection with the Company’s properties relating to the Udon Thani Potash Concession.

In connection with the private placement, the Company issued 9,936,850 broker warrants.  Each broker warrant entitles the holder to purchase one broker unit at a price of $0.115 for each broker warrant exercised.  Each broker unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at a price of $0.125 until May 26, 2006.  A fair value of $1,266,034 was assigned to the Broker Units and is a non-cash cost included in issue costs of the private placement.

During 2004, the Company had deposited Baht 7,200,000 with a financial institution to secure a letter of guarantee to the Department of Mineral Resources of Thailand (DMR) in connection with the SPL’s.  This deposit ($257,027 at December 31, 2003) was refunded during the FYE 2004 when the mining license application was submitted.

In FYE 2003 the Company conducted one private placement for net proceeds of $2.2 million.  During FYE 2002 the Company conducted a rights issued for aggregate cash consideration of $14 million which was offset by $3 million costs related to the conversion of a debenture.

Cash flow to investing activity

Cash flows to investing activities were $0.7 million in FYE 2004 compared to $2.2 million in FYE 2003 and $2.3 million in FYE 2002.

The costs relate to the ongoing exploration and development of the Company’s Udon Thani Concession area and the costs to secure a mining license.  Most of the FYE 2003 expenditure was incurred in the first half of the year as the Company finalized its application for a Mining License for the development, construction and operation of a potash mine on the Udon South deposit. The work led to an update of the technical and economic review of the project which was announced in June 2003.

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

5C

Research and Development, Patents and Licenses, etc.

The Company does not conduct research and development, nor does it hold patents and licenses in its business.

5D

Trend Information

There is no widely published market information for potash sale prices into South China, which is expected to be the Company’s primary market. The Company has estimated the sales prices from a number of sources at an indicative delivered price (CFR) South China. Prices are estimated to have increased from US$120/tonne in June 2003 to US$163/tonne in May 2004. Market intelligence indicates further price increases through 2004.

Potash prices have improved significantly in the last 12 months as demand grows, particularly in Asia. The Company views these increases as part of a long-term trend. Total Asian demand is predicted to grow at between 5% and 6% per annum over the next few years, while figures published by the Chinese Academy of Agricultural Sciences predict that Chinese demand will more than double over the next decade.

Part of the increase in delivered prices into South East Asia results from a significant increase in shipping costs. The Company has a significant competitive advantage in that the Udon deposits lie at the heart of the Asian market. Therefore, the increase in the Company’s shipping costs will be much less than the increase for competing suppliers of potash.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing over and above current projected expenditures.

5E

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

5F.

Tabular disclosure of contractual obligations

The Company is committed to payments under operating leases for office premises and a photocopier that both expire in 2005 of approximately $51,245 as set out in Note 11 to the financial statements.

In addition to the contractual commitments contingency payments are discussed in Note 11 and Note 12 to the audited financial statements for the year ended December 31, 2004 and include payments to be made under certain circumstances:

Payment to Government of Thailand

Pursuant to the Concession Agreement dated November 29, 1994 a fee of US$5 million is payable to the Government of Thailand on receipt of the Mining License for Udon South

Crew Royalty

A royalty of a royalty payment equal to 1.5% of 75% of the total potash sales from the concession based on the FOB mine price will be payable to certain former directors of the Company.

Success Fee  - Grant of Mining License for Udon South

Interim success fees will be paid to PAG Worldwide Limited (“PAG”), specialist advisors related to assist the Company to secure an Udon South Mining License (“USML”).  Provided that two defined interim milestones are both completed no later than April 30, 2005 and May 31, 2005 PAG will be paid US$100,000 for each milestone completed.  Upon receipt of the USML the Company shall pay PAG a cash success fee of US$5 million, less the interim success fee, as to US$1 million 30 days following receipt of the USML and the remainder 90 days after the receipt of the USML.

Success Fee  - Chinese sourced Financing of Project or Company

On August 26, 2004, the Company retained Richina Financial Research Ltd. (“Richina”), as its financial advisor in the People’s Republic of China (“PRC”).  Richina is paid a monthly retainer of U.S.$20,000 per month plus pre-approved expenses.  Richina will be paid a milestone fee of U.S.$300,000 upon the Company signing a Conditional Commercial Contract (“CCC”) with a PRC Investor.  If Richina arranges for an equity investment by PRC Investors involving the purchase of outstanding common shares, Richina will be paid a cash success fee ranging from 2.5% to 5% of the value of the equity consideration less all monthly retainer fees and milestone fees previously paid.  If the Company completes a transaction with an investor(s) before a CCC is signed with a PRC Investor(s) the Company will pay Richina a break fee of

US$200,000.  If the Company terminates a signed CCC between the Company and a PRC Investor to enter into a transaction with another party the Company will pay Richina a break fee of US$500,000, in addition to a milestone fee and the monthly retainer fees paid.  Richina are at arm’s length to the Company.

Employment Agreement

In the event of a sale of the Company’s common shares by the majority shareholder to a third party which results in the majority shareholder owning less than 20% of the outstanding common shares held at the date of closing of the sale, then the Company will be obligated to pay John Bovard, a senior executive, a payment under his employment agreement estimated at approximately $250,000 at December 31, 2004.

Critical Accounting Policies

The Company prepares its Consolidated Financial Statements in conformity with GAAP in Canada, which conforms in all material respects to United States GAAP, except for those items disclosed in Note 17 of the Notes to the Consolidated Financial Statements.  The most significant difference between Canadian and United States GAAP relating to the Company is the Company’s accounting policy for deferred exploration costs.  United States GAAP prefers exploration costs related to mineral properties to be expensed until there is substantial evidence that a commercial body of ore has been located and project financing has been secured.  Canadian GAAP allows exploration costs related to mineral properties to be deferred during the exploration stage until such time as it is evident that the deferred cost exceeds the estimated recoverable amount or the property is abandoned.   For United States readers, the Company has detailed this and other differences and has also provided a reconciliation of the differences between the United States and Canadian GAAP, where applicable, in Note 17, as referred to above.

The details of the Company’s accounting policies are presented in Note 2 to the consolidated financing statements.  The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Investment in Potash Concession:  The Company is capitalizing all direct exploration and development expenditures related to the Potash Concession until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

Management reviews the carrying value of the potash concession and related property at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company, the status of the Company’s exploration and mining rights and the assumptions and conclusions included in mining feasibility studies.

If the Company has reason to believe that impairment may exist, estimated future undiscounted cash flows are prepared using estimated recoverable tons of potash (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves) along with estimated future potash prices and estimated future operating and capital costs of construction. The inclusion of mineral resources is based on various information, including but not limited to the existence and nature of known mineralization, location of the property, results of recent drilling and analysis to demonstrate that the potash is commercially recoverable. The reserves are based on a technical report that has been previously filed on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR).

The projected future cash flows cover the known Udon South potash reserves at this time. If the future undiscounted cash flows are less than the carrying value of the assets then the assets may be written down and the write off charged to earnings in the current period.

Stock-based Compensation: For fiscal 2004, the Company followed CICA standard 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year.

Effect of Inflation

In the Company’s view, at no time during any of the last three fiscal years have inflation or changing prices had a material impact on the Company’s operations.

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

Recent Pronouncements

During 2004, deliberations began on EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry.  Upon completion of their deliberations they will issue EITF 04-6, which will represent an authoritative US GAAP pronouncement for stripping costs.  This EITF is expected to be approved and issued in the first quarter 2005.  The Company is not at the production stage of any of its mineral properties and does not expect that the adoption of EITF 04-6 will have an impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services.  SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.  SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant.  The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists.  Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award.  The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.  The Company is required to apply SFAS No. 123(R) to all awards granted, modified or settled in the first reporting period under U.S. GAAP after June 15, 2005.  The Company is determining the effect that this standard would have on the financial position or results of operations in the future.

In March 2004, the Emerging Issues Task Force issued EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets (“EITF 04-2”).  The Task Force reached a consensus that mineral rights are tangible assets.  In  April 2004, the FASB issued proposed FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations (“SFAS 141”), and No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) , and EITF Issue No. 04-2, Whether Mineral Rights are

Tangible or Intangible Assets.  The proposed FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus.  The FSPs are effective for the first reporting period beginning after April 29, 2004.  The Company does not anticipate that the adoption of EITF 04-2 and FSPs 141-1 and 142-1 will have a material impact on the Company’s results of operations, financial position or disclosures.

In March 2004, the EITF issued EITF 04-3, Mining Assets:  Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004.

5G

Safe Harbor

Certain statements contained in the foregoing Results of Operations and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for base metals the impact of changes in foreign currencies' exchange rates, political risk, changes in government regulation and policies including trade laws and policies, demand for base metals, replacement of reserves and production, receipt of permits and approvals from governmental authorities.

Item 6.  Directors, Senior Management and Employees.

6A.

Directors and senior management

Each of the Company’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders, scheduled to be held April 15, 2005, or until a successor is elected or appointed.  The current members of the Board have been nominated for re-election at the next annual general meeting by management.  The Board of Directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the Board of Directors.

The following table discloses the name, age and position with the Company of its directors and executive officers as of February 28, 2005, together with business experience and principal business activities performed outside of the Company (including in the case of directors other principal directorships).

Name	Age	Principal Business Activities Outside the Company and Business Experience	Served as a Director/ Officer Since
JOHN G. BOVARD Director	59	President and Chief Executive Officer of the Company since April 2002; General Manager – Resources for Multiplex Constructions Pty. Ltd., from March 1991 to April 2002 Currently a director of Greenwich Resources PLC and Danae Resources NL	2002

Name	Age	Principal Business Activities Outside the Company and Business Experience	Served as a Director/ Officer Since
ROBERT G. CONNOCHIE Director	63	Mining Industry Consultant since April 2002; President and Chief Executive Officer of the Company from March 2001 to January 2002.	1995
LEE A. GRABER Director	58	Mining Industry Consultant since November 2003. Director of Chaco Resources PLC, Tenke Mining Corp and AuEx Inc.	2002
EDAN LEE Director	38	Chairman of the Company since April 1, 2002. Managing Director, Olympus Capital Holdings Asia	2002
DANIEL MINTZ Director	43	Founding Managing Director, Olympus Capital Holdings Asia. Director of Convergys Broadband Asia Ltd.	2002
ARTHUR J. ROTH Director	72	Fertilizer Industry Consultant	2002
ROBERT SCOTT Chief Financial Officer and Corporate Secretary	47	Chartered Accountant (Institute of Chartered Accountants in England and Wales) and contract executive. Previously with Reuters Ltd. from 1985 to 2001 including Finance Director, Reuters Asia from 1995 to 1999.	2002
KEITH CROSBY Vice-President – Exploration and Development for Asia Pacific Potash Corporation Ltd.	54	Senior Geologist of the Company; previously Manager, Geotechnical and Engineering, Metallurgy and Research and Development for IMC	2000
MARK WILLIAMS Vice President Operations for Asia Pacific Potash Corporation Ltd.	39	Vice President Operations of the Company and APPC. Chief Operating Officer, Datamat DBA, Thailand (2003 to 2004) and General Manager, Orica Explosives, Thailand (2002 to 2003)	2004

6B.        Compensation of Directors and Officers

Summary compensation table

For the purposes of this Section:

“CEO” means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year; and

“Named Executive Officer” means each CEO, each CFO and each of the three most highly compensated executive officers, other than a CEO and CFO, who was serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeded $150,000 for the financial year ended December 31, 2004.

Executive compensation is required to be disclosed for each Named Executive Officer.  The follow table sets out all compensation paid to the Named Executive Officers as well as the compensation paid for services in all capacities to the Company for each of the three most recently completed financial periods ended December 31, 2004, 2003 and 2002 in respect of each of the individuals who were Named Executive Officers.

Named Executive Officer Name and Principal Position	Year	Annual Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options /SARs granted (#)	LTIP Payouts ($)	All Other All Other Compensation ($)
John Bovard President & CEO	2004 2003 2002(1)	US$305,922 US$279,178 US$156,333	US$36,000 US$40,000 US$90,000	US$18,000(2) US$18,000(2) US$13,500(2)	- - 8,844,500	- - C$78,500	- - -
Robert A. Scott, Chief Financial Officer and Corporate Secretary	2004 2003	US$144,900 US$145,850	- -	US$12,000(3) -	100,000 (6) 100,000 (6)	- -	C$33,000 (6) -
Matthew Blackwell(5) Vice President Operations	2004 2003	US$103,841 US$149,053	US$9,307 US$12,342	- -	- -	- -	- -
Keith Crosby, Vice President Exploration and Development	2004 2003 2002(1)	C$144,951 C$143,832 C$103,000	- - C$6,180	C$9,381(4) C$11,000(4) -	- - 1,100,000	- - -	- - -

(1) For 10 months.  The fiscal year end changed from February 28th to December 31st effective December 31, 2002.

(2)  For car allowance

(3)  For housing allowance.

(4)  Disturbance allowance for overseas travel.

(5)  Mathew Blackwell was employed from October 2002 to August 2004.

(6)  Compensation expense of C$33,000 was recorded as the deemed value of 200,000 Shares issued to Robert Scott as additional compensation for services performed in 2003 and 2004.

The Company has a shareholder approved stock option plan for the granting of incentive stock options to officers, employees and directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the optionees and to closely align the personal interests of such persons to that of the shareholders.

Since April 1, 2002, the Company has paid an annual director’s fee of US$10,000 to Arthur Roth and Lee Graber for their services as directors and since October 1, 2003 to Robert Connochie for his services as a director.  On October 18, 2004 the Board increased the director fees to US$10,000 per annum plus US$800 for each meeting attended.  The remaining directors do not receive any fees for their services as directors.   In addition, each of Arthur Roth, Lee Graber and Robert Connochie are granted stock options of the Company commensurate with his involvement and activity in the Company.  No options were granted by the Company to directors in 2004.

During 2004, the directors were paid direct compensation of US$1,500 per day for special assignments in connection with their work as directors.  The following table sets forth the fees paid or payable to each director for director’s fees and special assignment fees for the financial year ended December 31, 2004.

-	Directors Fees US$	Directors Special Assignment Fees US$	Total Compensation US$
Arthur Roth	$12,400	$4,500	$16,900
Lee Graber	$12,400	$37,500	$49,900
Robert Connochie	$12,400	$39,750	$52,150
Total	$37,200	$81,750	$118,950

The directors who are appointed to the Audit Committee following the annual general meeting of shareholders will not be entitled to receive direct compensation, other than remuneration for acting in their capacities as board or committee members or chairs.

Termination of Employment, Changes in Responsibility and Employment Contracts

As at December 31, 2004, the Company had employment contracts through management services companies or directly with some Named Executive Officers.

Mr. Bovard’s employment contract with the Company was renewed on April 1, 2004 at an annual base salary of US$310,000 (the Company pays US$250,000 and APPC pays Thai baht 2.25 million equivalent to about US$60,000) and he is eligible for an annual performance bonus of US$75,000.  His bonus in fiscal year 2004 was US$36,000 and in fiscal year 2003 US$40,000.  Mr. Bovard is entitled to receive cash compensation equal to one year base salary at the time of termination if he is terminated without cause.

Mark Williams was appointed Vice President, Operations as of September 4, 2004 at an annual base salary of US$195,000 (the Company pays US$150,000 and APPC pays Thai baht 1.7 million equivalent to about US$45,000) and he is eligible for an annual performance bonus of $22,500.  Mr. Williams is entitled to receive cash compensation equal to a minimum of three months base salary at the time of termination if he is terminated without cause and in certain defined circumstances up to six months base salary.

Compensation of Officers

The Company is presently in the development stage of its major asset, being the Udon North and Udon South potash deposits in northeast Thailand.  The primary method of compensating executives is through salary and the granting of incentive stock options, which is designed to provide the incentive to executives to increase shareholder value.

The Board of Directors reports on such remuneration as follows:

“During the Company’s last financial year the executive compensation was unchanged from the previous year.  The Company is presently in the development stage of its major asset, being the Udon North and Udon South potash deposits in northeast Thailand.  The primary method of compensating executives is through salary, performance bonuses and the granting of incentive stock options, which are designed to provide the incentive to executives to increase shareholder value.

The Board of Directors of the Company determines the compensation of the Company’s executive officers.  The primary factor in determining the remuneration of the executive officers was the level of compensation necessary to attract and retain managers with the necessary experience and ability in their respective fields.  Minor emphasis was given to the stock options held by these executive officers (which did not change during the financial year).  A bonus of US$36,000 was awarded to John Bovard being 48% of the total annual performance bonus he is eligible for.  The bonus was determined in consideration for the accomplishment of management objectives agreed pursuant to a formal process taking in to account the plans and strategies of the company.

The Company’s executive compensation policies are designed to recognize and reward individual performance as well as provide a competitive level of compensation.  The Company’s relative compensation position is determined by comparison to companies of a similar size, similar business complexity and financial standing.  The Board of Directors assesses results fairly and regularly in light of expected Company performance and looks to align pay incentives with the short and long-term interests of the Company’s shareholders.”

Dated this 15th day of March 2005

(signed)	Edan Lee	(signed)	John Bovard
	Director		Director
(signed)	Daniel Mintz	(signed)	Robert Connochie
	Director		Director
(signed)	Lee Graber	(signed)	Arthur Roth
	Director		Director

6C.    Board Practices

The Directors of the Company are elected at each annual general meeting of shareholders and hold office until the next Annual General Meeting, unless they resign prior to such Meeting.  All of the Company's Directors have served since April 2, 2002, except Robert Connochie who was elected in 1995.  The Company has scheduled the next annual general meeting to be held April 15, 2005, at which time all six of the current directors will be nominated for re-election.  The position of Chairman of the Board of the Company is separate from that of the CEO.  The incumbent Chairman is not a member of the Company’s management.  See Item 6A Directors and Senior Management.

There are no service contracts with the Company and any of its directors for benefits upon termination of employment, except as disclosed in Item 6B above with respect to the employment contract of Mr. Bovard the Company’s President and a Director.

Statement of Corporate Governance

The Board of Directors of the Company has adopted the following statement of corporate governance practices:

I.

The Board acknowledges its responsibility for the stewardship of the Company in the following ways:

i.

The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing and implementing a strategic plan. In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans and each quarter monitors the performance of management in relation to the strategic and operational objectives set out in the annual budget.

ii.

The Board considers the risks inherent in the mining industry, the regulatory and competitive environment, and general economic conditions and receives periodic assessments from management as to these risks and the Company’s strategies to manage these risks. The Audit Committee reviews with management, the Chief Financial Officer and the Company’s auditors (i) the Company’s policies with respect to risks assessment and risk management, (ii) the Company’s major financial risk exposures and (iii) the steps management has taken to monitor and control such exposures.

iii.

The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management.   The Board establishes overall hiring policies and takes into account employment history that poses potential conflicts of interest.  The performance of executive management is annually measured against pre-set objectives and the performance of mining companies of comparable size. The Board takes responsibility for selecting, evaluating and compensating the Chief Executive Officer and other senior officers and reviews management succession planning. The training and development of personnel is generally left to management.

iv.

The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public and regulatory agencies.  Through the Audit Committee all public financial information is reviewed and recommended to the Board for approval prior to its release. The Board assesses from time to time how effectively the Company communicates with shareholders, but does not have a formal communication policy.

v.

The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control and management information systems. The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

II.

The Board consists of six directors, of whom Robert Connochie and Arthur Roth are non-management and unrelated directors.

The Company has a “significant shareholder” which, as defined by the Governance Guidelines, is a shareholder with the ability to exercise a majority of votes for the election of directors.  The Company has granted Olympus an undertaking that as long as Olympus exercises control over not less than 25% of the outstanding Shares of the Company management of the Company will put forward Olympus nominees for election as directors at each Shareholders’ meeting, and will solicit and vote proxies for those qualified nominees.  Edan Lee, Chairman, Lee Graber and Daniel Mintz, directors, are Olympus nominees and are related directors.  John Bovard, President and Chief Executive Officer is the fourth related director.

III.

The Board has considered the relationship of each director. The two directors referred to in II above are unrelated directors.  With the exception of John Bovard, none of the unrelated directors are employed in the day-to-day operations of the Company or are party to any material contracts with the Company.

IV.

The Board has not constituted a nominating committee to propose new Board nominees and for assessing directors’ performance, as the Company is too small to justify a formal process in this regard. However, the Board as a whole from time to time discusses potential candidates for the Board.

V.

For the reasons cited in IV above, the Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors.

VI.

The Company does not have a formal process of orientation and education for new members of the Board, as all Board members currently have considerable experience as members of the boards of other public companies and are knowledgeable of the Company’s business.

VII.

The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors is appropriate for the Company given the Company’s complexity and current stage of development. The Board as presently constituted includes considerable experience in the mining industry, and generally in the resource sector, as well as legal and financial experience.

VIII.

Board members are presently compensated in the manner described under “Compensation of directors” and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to boards of similar companies.

IX.

The Audit Committee is composed of three directors, two of whom are unrelated.

X.

The Board as a whole is responsible for governance issues including approval of the Company’s disclosure in response to the Toronto Stock Exchange Guidelines, periodic review of Board and committee composition and ensuring on behalf of the Board that the corporate governance system effectively supports the discharge of its obligations to the Shareholders.

XI.

The Company has not formally developed a position description for the Chairman. There is a position description for the President and CEO. The Board is satisfied that each of the Chairman and the President and CEO is fully aware of his responsibilities and those matters which are within his mandate. The Company has deliberately separated the roles of CEO and Chairman to provide more independence in the decision making processes of the Company. The Board is responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

XII.

The Board has functioned, and is of the view that it can continue to function, independently of management as required. The Board has on a number of occasions met without management present. Generally given management representation on the Board and given that in view of the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company’s operations be present during important Board decisions. Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board’s overall relationship with management.

XIII.

The Audit Committee is composed of three non-management directors, two of whom are unrelated directors pursuant to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) that allows where a Company is controlled within the meaning of MI 52-110, an audit committee member that sits on the board of directors of an affiliated entity, is otherwise independent of the issuer and the affiliated entity, then the member is exempt from the requirement to be “independent” as defined under MI 52-110.   With this in mind Lee Graber is considered to be an unrelated Director.

The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal controls. The Audit Committee has direct communication channels with the external auditors. Due to its size, the Company has no formal internal audit process.

XIV.

The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company. If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board for consideration.

Audit Committee

The Audit Committee is currently composed of three directors, Edan Lee, Lee Graber and Robert Connochie, none of whom are officers and two of whom are independent.  The Company is relying on the exemption in subsection 3.3(2) (Controlled companies) of Multilateral Instrument 52-110  in that Edan Lee is a beneficial owner and Managing Director of Olympic Capital Holdings Asia, a company that controls Olympus Capital Holdings Asia I, LP, the Company’s largest shareholder. The board has determined in its reasonable judgment that Mr. Lee is able to exercise the impartial judgment necessary for him to fulfill his responsibilities as an audit committee member and the appointment of him to the Company’s Audit Committee is required by the best interests of the Company and its shareholders.  Pursuant to the exemption Mr. Lee does not act and will not act as chair of the audit committee.  All members of the Audit Committee are financially literate and two are financial experts.  The terms of reference of the Audit Committee are set out in their entirety under Item 16A – Audit Committee Financial Expert.

The Company has no other committees of members of the Board of Directors at this time.

6D.

Employees

As at December 31, 2004, the Company and its subsidiary APPC had one employee based in Canada and 29 permanent and 15 contract employees in Udon Thai, Thailand.

6E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6 B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Shares held at March 22, 2005	Number of Options outstanding at March 22, 2005	Exercise Price	Expiry Date
John Bovard	Nil	8,844,500	$0.0990	September 9, 2007
Robert Scott	200,000	-	-	-
Keith Crosby	Nil	950,000	$0.0990	September 9, 2007
Mathew Blackwell	-	-	-	-

Item 7.  Major Shareholders and Related Party Transactions.7

7A

Major Shareholders.

The following are the beneficial owners of 5% or more of the common shares of the Company:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Olympus Capital Holdings Asia I, LP Michael Plouf	277,860,391 44,487,500	46.6% 7.5%

Olympus Capital Holdings Asia I, LP ("Olympus") is a limited partnership organized under the laws of the Cayman Islands.  The general partner in Olympus is controlled by Olympus Capital Holdings Asia (“Olympus Capital”), a direct investment firm that targets significant direct investments in companies operating in Asia.  Olympus Capital currently has 20 investment and operating professionals located in Hong Kong, Tokyo, Seoul, Singapore and New York.  Olympus Capital has invested over U.S.$600 million in over 20 companies on behalf of third party funds and co-investors.  The sole limited partner in Olympus is ZAM Holdings, L.P., an investment fund managed by Ziff Brothers Investments (“ZBI”) for the Ziff family.  In addition to the above number of common shares, Olympus holds common share purchase warrants entitling Olympus to acquire on exercise 27,837,602 common shares.

Michael Plouf is a resident of the United States and beneficially owns 41,487,500 common shares and common share purchase warrants entitling Mr. Plouf to acquire on exercise 3,000,000 common shares.  Mr. Plouf has certified that the common shares were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

7B.

Related party transactions

Between January and March 2004 Olympus advanced U.S.$2.0 million in convertible loans to the Company with an interest rate of 5% per annum for working capital purposes.  These loans were converted on May 27, 2004 as previously described.  This transaction was a related party transaction as Olympus holds in excess of 46% of the issued capital of the Company and has three nominee directors on the Company’s board of directors.

Related party transactions also include consulting and management fees of $404,784 (FYE 2003 - $428,150; FYE 2002 - $153,179) paid and accrued to directors and officers or companies controlled by or affiliated to directors and officers. These costs are primarily for outsourced accounting, financial services and specialist expertise.

The directors, senior officers and principal shareholders of the Company and associates or affiliates of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated within the three year period prior to the date hereof which will materially affect the Company or any of its subsidiaries, except as stated elsewhere in this Annual Report, the Consolidated Financial Statements for the year ended December 31, 2004 or as indicated below.  Also see Item 6B

There are no outstanding loans or guarantees made by the Company to or for the benefit of any of the directors or senior officers of the Company, a shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or an associate or affiliate of any of the foregoing persons, or any other persons, other than as specifically stated elsewhere in this document.

7C.

Interests of Experts and counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 8.  Financial Information.

8A.

Consolidated Statements and Other Financial Information.

See Item 17 for details of the Company’s audited financial statements for the years ended December 31, 2004 and December 31, 2003, the ten months ended December 31, 2002 are included herewith together with the auditor’s reports for each of these periods.

The Company does not anticipate declaring a dividend in the forthcoming fiscal year.

8B.

Significant Changes.

No significant change has occurred since the date of the financial statements and notes included in this Annual Report.

Item 9.  The Offer and Listing.

A.

Offer and Listing Details

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, is only required to report on the high and low sale prices for the common shares on the Toronto Stock Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years (in Canadian dollars) as follows:

	Calendar 2004 (Quarters)				Calendar 2003 (Quarters)					Calendar Year Ended
	1st	2nd	3rd	4th	1st	2nd	3rd	4th	2002	2001	2000
High	$0.265	$0.160	$0.155	$0.175	$0.095	$0.070	$0.070	$0.285	0.90	2.00	4.25
Low	$0.120	$0.090	$0.090	$0.120	$0.065	$0.060	$0.045	$0.055	0.14	0.82	1.45

	February 2005	January 2005	December 2004	November 2004	October 2004
High	$0.17	$0.175	$0.165	$0.175	$0.175
Low	$0.145	$0.145	$0.135	$0.125	$0.120

As at March 30, 2005 the closing market price of the common shares on the Toronto Stock Exchange was $0.15.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The common shares trade on the Toronto Stock Exchange in Canada, and on the Frankfurt and Stuttgart Stock Exchanges in Germany under the trading symbol “APQ” and on the OTCBB in the U.S. under the symbol APQCF.

D.

Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 10

Additional Information.

A.

Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

This information is incorporated by reference to the Company’s registration statement on Form 20-F as filed on July 24, 2002.

C.

Material Contracts

The Company has entered into material contracts that are other than in the ordinary course of business during the previous two years as follows:

 (a)

The Company retained Pacific Alliance Group, specialist advisors, from February 13, 2004 to December 2, 2004 to assist the Company to secure its rights over Udon North under the Concession Agreement and to procure the Mining License for Udon South.  On resolution of the Udon North matter these advisors were issued 2,408,163 units (see Note 7 (b)(v) of the consolidated financial statements for the year ended December 31, 2004) in full settlement of their fee for the services rendered.

 (b)

Pursuant to an agreement dated January 10, 2005 and a new agreement dated March 24, 2005, the Company retained PAG Partners Limited and PAG Worldwide Limited (“PAG”), respectively, to assist the Company to secure an Udon South Mining Lease. The new agreement includes a series of milestone events leading up to the public consultation process, after which the Minister of Primary Industry and Mines of Thailand is expected to make a decision on the Udon South Mining Lease Application.  Progress payments will be made to PAG upon successful completion of the milestone events, with the balance of the success fee payable on receipt of a commercially acceptable Mining Lease as described in Note 16 (a) of the consolidated financial statements for the year ended December 31, 2004).

 (c)

On August 26, 2004, the Company retained Richina Financial Research Ltd. (“Richina”), as its financial advisor in the People’s Republic of China (“PRC”).  Richina is retained on an exclusive basis, for renewable three month periods, to facilitate one or more direct or indirect investments in the Company, or the Udon South project, by financial and strategic investors from an agreed list of investors.   The fees and milestone payments are as described in Note 12 (c) of the consolidated financial statements for the year ended December 31, 2004.

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

This legislation also requires any person who intends to acquire common shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of the common shares.  If a person already owns 20% or more of the common shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%.  Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of the common shares, other than withholding tax requirements.

There are no specific limitations imposed by Canadian law or the Company’s Articles of Incorporation or By-Laws on the right of non-residents of Canada to hold or to vote common shares, other than those imposed by the Investment Canada Act (Canada).  This legislation subjects an acquisition of control of the Company by a non-Canadian to government review if the value of the Company’s assets as calculated pursuant to the legislation exceeds a threshold amount.  The threshold amount is adjusted annually to reflect inflation and the Canadian real growth rate and is currently Cdn$223 million where the acquirer is a national or permanent resident of the United States or another country which is a member of the World Trade Organization.  The review threshold is currently Cdn$5 million for acquisitions of control by other non-Canadians.  A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

The acquisition of a majority of the common shares is deemed to be an acquisition of control under the Investment Canada Act (Canada).  The acquisition of less than a majority but more than one-third of the common shares is presumed to be an acquisition of control unless the acquirer can establish that there is no control in fact by the acquirer through the ownership of common shares.  The acquisition of less than one-third of the Company’s common shares is deemed not to be an acquisition of control.  Share acquisitions in the ordinary course of an acquirer’s business as a trader or dealer in securities are exempt from review under this legislation.

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

BOI Investment Incentives

Investment incentives in Thailand are regulated by the Investment Promotion Act 1977 which is administered by the Board BOI.

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

E.

Taxation.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold common shares of the Company as capital property for the purpose of the Income Tax Act (Canada) (the “Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada from a fixed base therein if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to February 27, 2004.  It has been assumed that there will be no other relevant amendment of any governing law, although no assurance can be given in this respect.  This summary does not cover any provincial, local and foreign tax consequences (see “United States Income Tax Consequences” below).

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

Disposition of Common Shares

Under the Tax Act, a taxpayer's taxable capital gain or allowable capital loss from a disposition of a common share of the Company is 50% of the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the common share and reasonable expenses of disposition.  The amount by which a shareholder's allowable capital loss exceeds the capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

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

the common shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the exercise of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2004, and expects that it may be a “passive foreign investment company” for the taxable year ending December 31, 2005.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  ).  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, U.S. Holders should be aware that recently enacted legislation eliminates the “financial services income” category for taxable years beginning after December 31, 2006.  Under the recently enacted legislation, the foreign tax credit limitation categories are limited to “passive category income” and “general category income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended December 31, 2004, and expects that it may be a PFIC for the taxable year ending December 31, 2005.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

F.

Dividends.

Each holder of common shares is entitled to receive dividends if, as and when declared by the Board of Directors, and will participate equally in any distribution of assets upon the liquidation, dissolution or winding-up of the Company.  It is not anticipated that a dividend will be declared before the end of the Company's current fiscal year.

G.

Statement by Experts

Not applicable

H.

Documents on Display.

The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is a "foreign private issuer" as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company's filings with the U.S. Securities and Exchange Commission ("the "SEC"), including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the

Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company is required to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

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

At December 31, 2004 the majority of the Company’s consolidated cash treasury of Cdn $7.1 million was held in United States denominated dollars.

The Company’s purchasing power of U.S. dollars, to meet U.S. dollar denominated expenditures has increased by 7.2% for the period January 2, 2004 to December 31, 2004.  Had the Company exchanged $1 million Canadian dollars on January 2, 2004 it would have received U.S.$775,194.  Had the Company exchanged $1 million Canadian dollars on December 31, 2004 it would have received U.S.$830,841, an increase in purchasing power of 7.2%.

The Company’s purchasing power of Thai baht, to meet Thai denominated expenditures has increased by 5.3% for the period January 2, 2004 to December 31, 2004.  Had the Company exchanged $1 million Canadian dollars on January 2, 2004 it would have received baht 30,665,441.  Had the Company exchanged $1 million Canadian dollars on December 31, 2004 it would have received baht 32,278,889, an increase in purchasing power of 5.3%.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15.  Controls and Procedures

Evaluation of disclosure controls and procedures. The Company maintains a small head office staff which because of its size precludes the functioning of all internal controls, most notably division of duties.  To compensate for this situation management through its Chief Financial Officer and Disclosure Policy performs a thorough review of any and all financial information disclosed to the public markets.  In addition, the Company’s audit committee reviews and recommends to the Board approval of any and all financial information reviewed and referred to it by management for disclosure to the public markets.

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

Item 16.

Item 16A   Audit committee financial expert

Messrs. Edan Lee and Lee Graber are both financial experts. As financial experts they have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Lee does not have an accounting designation; instead his expertise is derived from his role as Managing Director of Olympus Capital Holdings Asia, where he is responsible for equity investments made throughout the region.  Mr. Lee’s experience also includes the development and financing of a number of infrastructure projects in China and strategy consulting in the U.S. and Australia.

Mr. Graber does not have an accounting designation; instead his expertise is derived from his 30 years of experience in the management, analysis and evaluation of the financial statements of public corporations.  Lee Graber's background spans the mining, oil and gas, and international construction industries. Most recently, he was Managing Director Mergers and Acquisitions for Endeavour Capital, having previously held the position of Vice President - Corporate Development at Homestake Mining Company. Mr. Graber has wide experience negotiating and completing merger, acquisition, and joint venture agreements worldwide. He has served on managing boards of public and private companies, and joint ventures, in the resource sector.

The third member of the Company’s audit committee and its Chairman is, Robert Connochie. Although not a “financial expert” he is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Connochie has over 30 years experience in the international mining industry during which he participated in the development of several major projects. His most recent positions have included Chairman of Canpotex, President of Potash Company of America and Vice President, Corporate Development of Rio Algom Limited.

The following is the text of the Audit Committee’s Charter:

AUDIT COMMITTEE CHARTER

1.0

Purpose of  The Committee

1.1

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.0

Members of the Audit Committee

2.1

The Audit Committee shall consist of no less than three directors.

2.2

At least one Member of the Audit Committee must be “financially literate” as defined under MI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.3

All Members of the Audit Committee shall be “independent” as defined under MI 52-110, however, where an audit committee member that sits on the board of directors of an affiliated entity, is otherwise independent of the issuer and the affiliated entity, the member is exempt from the requirement to be “independent” as defined under MI 52-110.

3.0

Relationship with External Auditors

3.1

The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2

The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3

The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4

The Audit Committee will have direct communications access at all times with the external auditors.

4.0

Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2

Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)

acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.0

Appointment of Auditors

5.1

The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

5.2

The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

6.0

Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.0

Remuneration of the Auditors

7.1

The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada and when the Company is a “foreign private issuer” within the meaning of MI 52-110 in accordance with United States generally accepted auditing standards.

8.0

Termination of the Auditors

8.1

The Audit Committee may recommend to the Board of Directors that the external auditors not be put forward for re-appointment at the next annual meeting of shareholders.

9.0

Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.0

Role and Responsibilities of the Internal Auditor

10.1

At this time, due to the Company’s size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.0

Oversight of Internal Controls

11.1

The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

11.2

Meetings shall be held no less regularly than once per quarter to review the audited financial statements and unaudited interim financial statements of the Company.

12.0

Oversight of Public Disclosure

12.1

All public financial information is reviewed and recommended to the Board for approval prior to its release.

13.0

Continuous Disclosure Requirements

13.1

At this time, due to the Company’s size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

14.0

Other Auditing Matters

14.1

The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

14.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

15.0

Annual Review

15.1

The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

16.0

Minutes of Meeting

16.1

The Audit Committee shall minute the proceedings of all meetings.

17.0

Independent Advisers

17.1

The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Item 16B    Code of ethics

The Company adopted a code of ethics consistent with SEC rules and regulations. The Code of ethics governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The code of ethics deals with the following issues:

  compliance with all the laws and regulations identified in the code of ethics;

  corporate opportunities and conflicts of interest;

  the quality of the public disclosures;

  the protection and appropriate use of the Company’s properties;

  the protection of confidential information and property;

  fair behaviour; and

  compliance with insider trading and corrupt practices legislation.

Copies of any documents referred to in this Annual Report and filed with the SEC can be viewed at the Company's Canadian office during normal business hours by giving 48 hours notice to the Assistant Corporate Secretary at Suite 405, 555 Sixth Street, New Westminster, British Columbia, Canada V3L 5H1.

Item 16C    Principal accountant fees and services

At the annual meeting held on June 14, 2004, the shareholders appointed Deloitte & Touche, Chartered Accountants (“Deloitte”), to serve as the independent auditors for the 2004 fiscal year. Deloittes acted as the Company’s independent auditor for the fiscal years ended December 31, 2004 and 2003. The chart below sets forth the total amount billed the Company by Deloitte for services performed in the fiscal years 2004 and 2003, and breaks down these amounts by category of service in CDN$.

"Audit Fees" are the aggregate fees billed by Deloitte for the audit of the Company’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by Deloitte for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the 20-F Annual Report and Management Discussion and Analysis.

"Tax Fees" are fees for professional services rendered by Deloitte for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services billed by Deloitte in each of the last two fiscal years for audit and non-audit related services are as follows:

	Year ended December 31, 2004	Year ended December 31, 2003
Audit fees	C$58,000	C$52,000
Audit related fees(1)	C$21,000	C$19,500
Tax fees(2)	C$10,000	C$10,000
All other fees	-	-

(1)  Review of Form 20-F and US GAAP reconciliation

(2)  Review of corporate tax returns

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2004, fees paid to Deloitte were approved pursuant to the de minimus exception for tax services.

Item 16D    Exemption from the listing standards for audit committees

Not applicable.

Item 16E    Purchases of equity securities by the issuer and affiliated purchasers

None.

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

Audited consolidated financial statements for the years ending December 31, 2004 and 2003, and the ten months ending December 31, 2002 are included herewith, together with the auditor’s reports for each of these periods.

The consolidated financial statements as required under Item 17 are found immediately following the text of this Annual Report.  The report of Deloitte & Touche LLP, independent Chartered Accountants, is included herein immediately preceding the audited consolidated financial statements.

Audited Financial Statements are attached as Schedule A to this 20-F Annual Report:

Report of Auditors, dated March 17, 2005

Consolidated Balance Sheets at December 31, 2004 and December 31, 2003.

Consolidated Statements of Loss and Deficit for the years ended December 31, 2004 and 2003 and the ten months ended December 31, 2002 and cumulative from inception to December 31, 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003 and the ten months ended December 31, 2002 and cumulative from inception to December 31, 2004.

Notes to Consolidated Financial Statements.

Item 18.  Financial Statements.

The Company has responded to Item 17.

Item 19.  Exhibits

1.1 (1) Articles of Incorporation
1.2 Incentive Stock Option Plan, June 2002
4.1 Consulting Agreement on a success fee basis with PAG Partners Limited dated in effect from February 13, 2004 to December 2, 2004
4.2 Consulting Agreement on a success fee basis with PAG Worldwide Limited dated January 10, 2005 and as amended March 24, 2005
4.3 Consulting Agreement on a success fee basis with Richina Financial Research Ltd. dated August 26, 2004
12.1 Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2 Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1 Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2 Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
15.1 Shareholder Rights Plan Agreement dated as of July 17, 1996 between Asia Pacific Resources Ltd. and Pacific Corporate Trust Company as Rights Agent

 (1)

Incorporated by reference to exhibits filed as part of the Company’s Annual Report filed with the Securities and Exchange Commission for the fiscal year ended February 28, 2002 on July 24, 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC RESOURCES LTD.
/s/ John G. Bovard (Signature)
John G. Bovard Its: Chief Executive Officer

Date:

March 31, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1 (1)	Articles of Incorporation
1.2	Incentive Stock Option Plan, June 2002
4.1	Consulting Agreement on a success fee basis with PAG Partners Limited dated in effect from February 13, 2004 to December 2, 2004
4.2	Consulting Agreement on a success fee basis with PAG Worldwide Limited dated January 10, 2005 and as amended March 24, 2005
4.3	Consulting Agreement on a success fee basis with Richina Financial Research Ltd. dated August 26, 2004
12.1	Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
15.1	Shareholder Rights Plan Agreement dated as of July 17, 1996 between Asia Pacific Resources Ltd. and Pacific Corporate Trust Company as Rights Agent

(1)

Incorporated by reference to exhibits filed as part of the Company’s 20-F Annual Report filed with the Securities and Exchange Commission for the fiscal year ended February 28, 2002 on July 24, 2002.

67