Form 20-F/A
period 2004-12-31
ASIA PACIFIC RESOURCES LTD
filed 2006-04-20
CIK 949577

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

Unit 1 – 15782 Marine Drive, White Rock, B.C. V4B 1E6 Canada

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

Yes

  No

Not Applicable   X

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

ASIA PACIFIC RESOURCES LTD.

TABLE OF CONTENTS

  Page No.

INTRODUCTORY NOTE

This amendment on Form 20-F/A amends our annual report on Form 20-F/A for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on April 11, 2005 and is being filed to reflect the restatement of Note 17 to the consolidated financial statements.

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2004, the Company’s management determined that in preparing its Reconciliation between Canadian generally accepted accounting principles and generally accepted accounting principles in the United States of America (“U.S. GAAP”) , and pursuant to U.S. GAAP  the Company had inappropriately recorded the effect of the conversion of US$2.0 million of convertible notes (the “Notes”) together with accrued interest into 27,837,602 units with each unit consisting of a common share and a warrant to acquire a common share, as more specifically described in Note 7(b)(iv) of the financial statements.  The Company has determined that technically Emerging Issues Task Force Issue No. #00-27 requires the Company to recognize a beneficial conversion feature on the date the Notes were converted.  The net effect of this adjustment is to increase the U.S. GAAP net loss, net comprehensive loss, cumulative net loss and cumulative comprehensive loss by $1,949,766.

This amendment incorporates the revisions to Schedule A, the Auditor’s Report and Consolidated financial Statements of the Company but is not intended to update other information presented in this annual report as originally filed except where specifically noted.

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

EXHIBIT INDEX

68

SCHEDULE “A”  CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

PART I

Item 3.  Key Information.

A.

Selected Financial Data.

1.

The following financial information, stated in Canadian dollars under Canadian Generally Accepted Accounting Principles (“GAAP”), is for the Company's last five completed fiscal year ends (“FYE”). The Company changed its year end from February 28 to December 31 effective for the ten month period from March 1, 2002 to December 31, 2002.  U.S. GAAP differs in some respects from Canadian GAAP.  A reconciliation of these differences has been provided in note 17 of the audited consolidated financial statements of the Company included with this Annual Report.  The selected financial data for the year ended December 31, 2004 under U.S. GAAP set forth in this Item 3 has been restated; see Notes 2a) and 17 to the consolidated financial statements of the Company for the year ended December 31, 2004 included with this Annual Report.  Unless otherwise noted, all currency amounts in this Annual Report are stated in Canadian dollars.

Canadian GAAP	FYE 2004	FYE 2003	Ten months ended December 31, 2002	FYE 2002	FYE 2001
	$	$	$	$	$
Interest and other income	66,144	93,057	167,379	32,873	172,825
Net loss	(3,685,799)	(4,764,412)	(3,963,075)	(12,236,212)	(18,464,735)
Loss per common share	(0.01)	(0.01)	(0.01)	(0.21)	(0.34)
Total assets	106,247,137	98,573,631	101,919,206	94,602,691	94,448,637
Net assets	91,687,170	83,147,905	84,681,394	12,103,494	21,282,247
Share capital	169,939,997	158,902,475	156,727,265	75,236,994	72,179,535
Deficit	(80,532,225)	(76,846,426)	(72,082,014)	(68,118,939)	(55,882,727)
Common shares outstanding	595,367,046	464,369,448	442,225,002	60,093,341	54,467,705

USGAAP	FYE 2004 (as restated)	FYE 2003	Ten months ended December 31, 2002	FYE 2002	FYE 2001
	$	$	$	$	$
Interest and other income	66,144	93,057	167,379	32,873	172,825
Net loss	(7,074,584)	(7,397,846)	(6,093,558)	(14,772,829)	(19,431,860)
Loss per common share	(0.01)	(0.02)	(0.02)	(0.22)	(0.34)
Total assets	80,810,105	74,650,398	79,204,511	74,108,479	76,496,528
Net assets (deficiency)	64,919,718	57,821,920	60,439,270	(10,008,147)	1,707,223
Common shares outstanding	595,367,046	464,369,448	442,225,002	60,093,341	54,467,705

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

The consolidated financial statements as required under Item 17 are found immediately following the text of this Annual Report.  The report of Deloitte & Touche LLP, Independent Registered Chartered Accountants, is included herein immediately preceding the audited consolidated financial statements.

Audited Financial Statements are attached as Schedule A to this 20-F Annual Report:

Report of Independent Registered Chartered Accountants, dated March 17, 2005, except for Notes 2(a) and 17 for which the date is March 29, 2006

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

Notes to Consolidated Financial Statements.

Item 18.  Financial Statements.

The Company has responded to Item 17.

Item 19.  Exhibits

12.1 Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2 Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1 Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2 Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
99.1
Audited Financial Statements - Schedule A

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC RESOURCES LTD.
/s/ John G. Bovard (Signature)
John G. Bovard Its: Chief Executive Officer

Date: April 19, 2006

EXHIBIT INDEX

Exhibit Number	Exhibit Description
12.1	Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
99.1	Audited Financial Statements - Schedule A

12