Form 20-F
period 2006-04-20
ASIA PACIFIC RESOURCES LTD
filed 2006-05-12
CIK 949577

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

✓

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2005

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

 to

or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-26636

    ASIA PACIFIC RESOURCES LTD.
(Exact Name of Registrant as Specified in Its Charter)

    New Brunswick, Canada
(Jurisdiction of Incorporation or Organization)

  Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada V4B 1E6
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

598,878,796

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

Item 17    X

  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (ad defined in Rule 12b-2 of the Exchange Act).

Yes

No

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

(f)

The Company has entered into a pre-acquisition agreement for a cash takeover which subject to certain terms and conditions will result in an offer to purchase not less than two-thirds of the common shares of the Company for a price of $0.1425 per share.  There is no assurance that the Offer will be concluded successfully;

(g)

costs arising from environmental compliance;

(h)

changes in, or failure to comply with, government regulations, their interpretation or enforcement;

(i)

changes in political, social, business and economic conditions in Thailand;

(j)

variations in potash prices;

(k)

ability to market its potash;

(l)

the concentration of the Company’s operations and  assets in Thailand;

(m)

the Company’s ability to manage future construction and operations in Thailand;

(n)

changes in business strategy or development plans;

(o)

continuing governmental and community support for the mining industry in Thailand;

(p)

changes in general economic and business conditions

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
Halite Indicated Mineral Resource Inferred Mineral Resource

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

Metro Mineral Resource

Metro Resources Company Limited, a company incorporated under the laws of the Yukon Territory, Canada on August 23, 1996 and continued into the Province of New Brunswick on May 9, 2002.  Metro is a wholly owned subsidiary of the Company and owns 27.5% of the common stock of APPC.

A 'Mineral Resource' is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects from economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this Report are Canadian mining terms as defined in accordance with NI 43-101.

MgCl2	magnesium chloride.
MSL	mean sea level.
Mt	million tonne.
Mt/a	million tonne per annum.
NaCl NI 43-101 Ore

sodium chloride.

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

Property or Udon Thani Concession area Qualified Person

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

Canadian GAAP	FYE 2005	FYE 2004	FYE 2003	Ten months ended December 31, 2002	FYE 2002
	$	$	$	$	$
Interest and other income	106,679	66,144	93,057	167,379	32,873
Net loss	(2,896,666)	(3,685,799)	(4,764,412)	(3,963,075)	(12,236,212)
Loss per common share	(0.00)	(0.01)	(0.01)	(0.01)	(0.21)
Total assets	102,049,367	106,247,137	98,573,631	101,919,206	94,602,691
Net assets	88,714,138	91,687,170	83,147,905	84,681,394	12,103,494
Share capital	170,395,625	169,939,997	158,902,475	156,727,265	75,236,994
Deficit	(83,428,891)	(80,532,225)	(76,846,426)	(72,082,014)	(68,118,939)
Common shares outstanding	598,878,796	595,367,046	464,369,448	442,225,002	60,093,341

USGAAP (1)	FYE 2005	FYE 2004	FYE 2003	Ten months ended December 31, 2002	FYE 2002
	$	$	$	$	$
Interest and other income	106,679	66,144	93,057	167,379	32,873
Net loss	(3,336,597)	(6,732,458)	(6,768,975)	(6,121,458)	(13,120,473)
Loss per common share	(0.01)	(0.01)	(0.02)	(0.02)	(0.22)
Total assets	77,732,812	82,480,021	75,975,740	81,450,555	76,292,423
Net assets

(deficiency)	63,176,671	66,589,634	59,147,262	62,685,314	(7,734,203)
Common shares outstanding	598,878,796	595,367,046	464,369,448	442,225,002	60,093,341

(1)

As described in Note 17 (c) to the audited consolidated financial statements of the Company the US GAAP figures have been retroactively adjusted to reflect the change in functional currency of certain subsidiaries to the Canadian dollar.

The Company has not paid a dividend in the last five fiscal years.

Currency Exchange Rate

The following table sets out a history of exchange rates into United States currency from Canadian currency for the periods noted.

As at February 28, 2006 $1.00 U.S. was equal to $1.1366 Cdn.

The high and low exchange rates for each month during the previous six months:

	Feb 2006	Jan 2006	Dec 2005	Nov 2005	Oct 2005	Sept 2005
High	1.1614	1.1726	1.1734	1.1961	1.1887	1.1870
Low	1.1352	1.1439	1.1507	1.1657	1.1697	1.1611

The average noon exchange rate for each of the previous five calendar years:

2005	2004	2003	2002	2001
1.2116	1.3015	1.4014	1.5704	1.5484

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

In order to place the Property into commercial production, the Company must obtain a Prathanabats (Mining License), which requires a future payment of U.S.$5,000,000.  As of December 31, 2005 the Company had $2.3 million in cash and the Company will have to raise additional funds to meet this and other obligations that will arise when a Prathanabat is obtained. There is no assurance that the Company will be able to raise such additional funds.

The Company may not be granted the Mining License from the Thai government

On May 29, 2003 the Company applied for a Mining License for the mining area covering the Company’s potash deposits described in the EIA (the “Application”).  The Application is now under review as provided under Thailand’s revised mining law enacted on March 10, 2004. This process leads to approval, rejection or a request to modify and amend the Application.  If the Application is not approved, the Company could lose the Property.  There can be no assurance that the Application will be approved and that the Mining License will be obtained.  The processing of this Application has been proceeding more slowly than the Company originally anticipated. It is the first application for a mining license for an underground mine in Thailand and the first application under the newly revised mining law. There is no precedent in Thailand for underground mining and so the public servants may be very cautious in taking action that will advance the approval.

The Company does not currently have sufficient funds to construct or operate a mine on its Property

The Company had $2.3 million cash as of December 31, 2005. Total capital cost for the initial stage is estimated at U.S. $308 million with the second stage at U.S. $221 million.  It is anticipated , although there cannot be assurance , that the second stage could be financed from cash flow such that no additional equity financing would be necessary at that time. The Company will need to obtain financing from outside sources, as it does not have sufficient funds to construct or operate a mine on the Udon South deposit.  The Company does not currently have any commitments from outside sources for the funding of any portion of the cost of placing the Udon South deposit into production.  There can be no assurance that the Company or its subsidiary can raise such financing, or finalize a joint venture with industry partners, raise its proportionate share of costs in a joint venture with a partner or that these costs will not increase as a result of factors beyond its control.

Takeover offer for shares of the Company

On March 17, 2006 the Company entered into a pre-acquisition agreement for a cash takeover which subject to certain terms and conditions will result in an offer to purchase not less than two-thirds of the common shares of the Company for a price of $0.1425 per share.  There is no assurance that the Offer will be concluded successfully.

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

If the Property is placed into commercial production, the marketability of the Company’s potash will be affected by numerous factors beyond control of the Company.  These factors include market fluctuations, the proximity and capacity of markets to absorb production from the Property, performance of plant and equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of potash and environmental protection, and competition with large established potash mining companies with substantial capabilities and greater financial and technical resources than those of the Company.  The exact effect of these factors cannot be accurately predicted.  Even if production is achieved, a combination of these factors may result in the Company not receiving any or an adequate return on invested capital. There can be no assurance that the growth in demand for potash in Asia (including China) will absorb the Company’s output in the future ..

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

The Company is susceptible to fluctuations in foreign exchange rates, with regard to development of its Property in Thailand.  The Company does not use derivative instruments in order to reduce its exposure to foreign exchange risk but it may be required by financing institutions or may elect to adopt such procedures in conjunction with financing the construction of the Property.  The Company’s future capital expenditure and product revenue are largely expected to be denominated in U.S. dollars, while operating expenses are expected to be incurred in Thai baht or U.S. dollars.  In the last five years, the Thai baht has traded in a relatively stable pattern averaging 41.87 baht per U.S.$1.00.

The average exchange rate for each of the previous five calendar years:

2005	2004	2003	2002	2001
40.26	40.22	41.48	42.96	44.43

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

The Company was incorporated by Memorandum and Articles under the Company Act of the Province of British Columbia on January 29, 1986.  By Special Resolution passed by the Company's shareholders on January 7, 2002 and the consent of the Registrar of Companies for British Columbia issued February 14, 2002, the Company continued into the Province of New Brunswick on April 2, 2002 with an authorized capital of an unlimited number of common shares without par value (the "common shares").  As long as it continues to file its Annual Reports with the Director of Corporations for the Province of New Brunswick, unless voluntarily wound-up by its shareholders, the Company will continue in existence.  The Company’s principal place of business in Canada is located at Unit 1 – 15782 Marine Drive, White Rock, British Columbia V4B 1E6 (telephone number: 604-536-2711).

The Company is an exploration stage enterprise. The Company holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation (“APPC”), a company incorporated in Thailand that holds the Udon Thani Potash Concession (the “Concession”) situated in North East Thailand. The Government of Thailand has a 10% carried interest. However, as the minority interest holder of APPC is not obligated to assume any portion of losses incurred by APPC, 100% of the operations of APPC are consolidated in the accounts of the Company.

The Company is a reporting issuer in all of the Canadian jurisdictions, a foreign private issuer to the Securities and Exchange Commission and trades on the Toronto Stock Exchange under the symbol APQ as the Frankfurt and Stuttgart Stock Exchanges, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

APPC has identified two large potash deposits, Udon North and Udon South, on the Concession.

The Company’s activities are primarily directed at the exploration, development and financing of its potash deposits.

In May 2003 the Company submitted its application for a Mining License to develop and operate a potash mine on the Udon South deposit. That application is subject to review and subsequent approval by the Government of Thailand and a public review pursuant to Thailand’s Mining Law.

Since submitting the application, and in the past two years, the Company has stated that it was pursuing commercial discussions with parties in Asia for the development of the Udon South potash deposit. In particular the Company has sought interested parties with access to capital and to development resources that can expedite approval of the Mining License and subsequent construction of, and production from, this resource.

On March 17, 2006 the Company announced that it had entered into a pre-acquisition agreement with SRMT Holdings Limited (the “Offeror”), a New Brunswick corporation related to Italian-Thai Development Public Company Limited (“ITD”), a public company domiciled in the Kingdom of Thailand.

Pursuant to the pre-acquisition agreement, and subject to the terms and conditions thereof, the Offeror will make an offer to purchase (the “Offer”) not less than two-thirds of the common shares of the Company (including common shares issuable upon the exercise of outstanding options and warrants) for a price of C$0.1425 per share.  The offer price represents a 35.7% premium to the closing price on the Toronto Stock Exchange on the day before the pre-acquisition agreement was executed.  The Offeror will also offer to purchase the warrants of the Company for a price of $0.0175 per warrant (being the difference between the offer price for the common shares and the exercise price of the warrants).  The warrants currently will expire on May 26, 2006.  However, the pre-acquisition agreement contemplates that the expiry date of the warrants can be extended in certain circumstances, subject to regulatory approval. The Offer will be made for common shares and warrants (collectively the “Sought Securities”) to all holders in Canada, the United States, the Cayman Islands and elsewhere in the Offeror’s discretion.

It has been increasingly apparent that obtaining a Mining License for this project in Thailand requires a degree of local knowledge and financial capability which a company like ITD possesses.

Upon successful completion of the Offer, the project will be controlled by a company associated with ITD. ITD has the resources and capability to take the project forward. For Asia Pacific this transaction will allow shareholders to immediately realise value at a premium to market price.

ITD is a pre-eminent Thai and international civil and infrastructure contractor that have over thirty years experience in the mining industry.  They have set high standards for mining works and have been actively pursuing opportunities to participate in mining projects both within Thailand and the neighboring countries.

The obligation of the Offeror to make the Offer is subject to certain conditions precedent including the receipt by the Board of Directors of the Company of an opinion from an independent third party confirming that the Offer is fair from a financial point of view to the shareholders.  Based upon that opinion, the advice of the Company’s outside Canadian counsel and other factors to be described in a directors’ circular to be sent to shareholders, the Board of Directors has unanimously determined that the Offer is fair to the holders of Sought Securities and has determined to recommend in the directors’ circular that holders of Sought Securities accept the Offer.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond current projected expenditures.

Pending the outcome of the Proposed Transaction the Company may continue its fund raising efforts to meet working capital requirements, its obligations on receipt of a Mining License and for subsequent construction of the Udon South mine.

Udon South Mining License

The process to receive a grant of a mining license is controlled by the Government of Thailand. The mining law contains certain specified steps including: a requirement that the Thailand Department of Primary Industries and Mining (the “DPIM”) complete a survey of the mine’s boundaries; a requirement that the Environment Department complete a review of the minor modifications and improvements to the approved Environmental Impact Assessment (“EIA”) following completion of the survey; and, a requirement to establish a stakeholder research fund to provide stakeholders the means to become fully briefed for participation in the subsequently required public hearing process.  Following the public hearing is a recommendation to the Minister of Industry for the grant of a mining license with agreed conditions.

The DPIM survey of the proposed mine boundary was completed in 2004.  Subsequently the DPIM required a survey of the proposed plant site.  This was completed in March 2006.

The Environment Department of the Government is currently reviewing our proposed minor modifications and improvements to the project description contained in the EIA. The EIA was approved in 2001.

The stakeholder research and the public hearing have prescribed maximum durations. These periods can be shortened by the Government as part of the approval process. Once these prescribed activities commence and, if they each take their maximum duration, the mining license would take up to 200 days to be granted. The Company has not been notified when such activities will commence.

The Company has worked diligently with all levels of the provincial and central government to achieve the grant of a Mining License but progress is much slower than anticipated.

In January 2006 the Company announced the appointment of Mr. Praphant Asava-Aree as President and Chief Executive Officer of APPC.

The Board believed that the appointment of a Thai Chief Executive of APPC would expedite the review of the Company’s Mining License application through relevant government departments and assist the Company to continue to build the political support necessary to ensure a successful project.

See Item 5 – Operating and Financial Review and Prospects for important events that have occurred in the development of the Company’s business during the last full financial year ended December 31, 2005.  Also see Item 5 for information on the Company’s principal capital expenditures and divestures during the past three financial years and current capital expenditures.  Other than the ongoing cost of maintaining the Company and its current level of activity the principal capital expenditures will begin with the grant of the Udon South Mining License.

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

The Company’s principal property is a 90% beneficial interest in APPC, a company which holds two potash deposits, Udon South and Udon North, situated in Udon Thani in northeast Thailand.  The Government of Thailand has a 10% carried interest. However, as the minority interest holder of APPC is not obligated to assume any portion of losses incurred by APPC, 100% of the operations of APPC are consolidated in the accounts of the Company. The Company will recoup the Government of Thailand’s 10% share of exploration, development and capital expenditures out of the Government’s share of dividends from the net profits of APPC, if any, once commercial production has commenced

The Company considers its business to consist of one operating segment, being the exploration and development of its potash concessions in Thailand and the majority of its operations and capital assets are located in Thailand.  Capital assets consist of investment in potash concession, investment in land and property and equipment.  The Company does not own any significant plant or equipment for its operations.

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

APPC holds the exploration concession covering the Udon potash deposits.  The area has been extensively explored by drilling and seismic surveys and two adjacent potash deposits, known as Udon South and Udon North have been identified.  In September 2002 APPC commissioned SRK Consulting (SRK) to undertake a review of the geology and resource estimates of the Udon South Deposit in parallel with a study of the options of mine access and mining methods.

The following disclosure represents information summarized or extracted from the following technical reports prepared pursuant to the provisions of NI 43-101 and filed on Sedar at www.sedar.com.

In September 2002, SRK prepared the Udon Potash Project, Udon South Area, Geology Modelling and Resource Estimation with reference to both the H.A. Simons Feasibility Study and the Kilborn Feasibility Study.  SRK estimated a JORC and Canadian compliant inferred, indicated and measured resource.

In May 2002, APPC commissioned MRDI, a division of AMEC E&C Services Limited (“MRDI”), to provide a mineral resource estimate for the Udon North Deposit.  This report entitled Technical Report for the Udon North Deposit, Udan Thani Concession was prepared to NI 43-101 standards (the “Udon North Report”).

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

Property Description and Location

The Concession Agreement

The effective date of the Concession Agreement is June 4, 1993.  The Concession Agreement provided that all exploration areas under Special Atchaybats, (special prospecting licenses) would expire on June 4, 2003, unless applications for Prathanabats (mining licenses) have been made.  On May 29, 2003, the Company submitted the Application for four Prathanabats for the Udon South deposit as described in the existing Environmental Impact Assessment (“EIA”).  The approval of the Mining License is following the structured process under Thai law that leads to the review and approval of the application.  The Company has been previously advised by the Department of Primary Industries and Mining (DPIM) that the application could not be formally processed until the amendments to the Regulations under the Mining Law were passed.  These regulations were passed on March 10, 2004 and the processing of the application commenced.

In the second quarter of 2005 the DPIM completed the survey of the mine boundaries. The DPIM then issued a new administrative requirement that the plant site boundary also be surveyed before the survey results could be posted upon the village community notice boards. The survey was completed in March 2006, after two years of effort. As yet the results have not been submitted to the local communities. Review by the local communities will precede the formal Public Hearing process.

The Environment Department of the Government is required to conduct a review of the minor modifications and improvements to the project description contained in the EIA, which was approved in 2001.  This review cannot commence until completion of the aforementioned survey. The Department has also requested notification from the DPIM of an approved Mine Plan which details how the Company will mine and process the deposit.

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

▪

March – June

Summer (30° C to 38° C)

▪

July – October

Rainy (27° C to 34° C)

▪

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

▪

The current geological data-base is of sufficient quality and distribution to develop JORC compliant resource estimates for input to a full Feasibility Study. No further drilling is required.

▪

Previous ‘seismic exclusion zones’ result from either a lack of data due to poor survey conditions and interference, or a complexity of seismic response due to lithological variations.

▪

The absence of disruption to the basement reflector beneath areas of complex seismic response indicates that the complication is not a result of fault activity. Accordingly the practice of seismic exclusion has been discontinued except for an area of complex unresolved geometry on the south-west margin of the deposit.

▪

The seismic surveys show no evidence of significant faulting within the primary resource area.

▪

The complex geometry of the south-west Inferred resource area will only be resolved by underground trial mining/development.

SRK recommended that:

▪

Detailed 3D seismic will be required on areas prior to actual development.

▪

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

The Udon South mine EIA was submitted to the Ministry of Science, Technology and Environment’s Office of Environmental Policy and Planning in October 1999, and final approval was given in February 2001. The Environment Department of the Government is currently reviewing proposed minor modifications and improvements to the project description contained in the EIA.

Development Plan

Development of the Udon South mine remains the Company’s first priority and the Company continues to work toward the grant of the mining license for Udon South in 2006.

The process to receive a grant of a mining license is specified in the new mining law and is controlled by the Government of Thailand. The mining law contains certain specified steps including: a requirement that the DPIM complete a survey of the mine’s boundaries; a requirement that the Environment Department complete a review of the supplementary improvements to the approved EIA; and, a requirement to establish a stakeholder research fund to provide stakeholders the means to become fully briefed for participation in the subsequently required public hearing process.  Following the public hearing a recommendation will be made to the Minister of Industry for the grant of a mining license with agreed conditions.

In the second quarter of 2005 the Department of Primary Industries and Mining (DPIM) completed the survey of the mine boundaries. The DPIM then issued a new administrative requirement that the plant site boundary also be surveyed before the survey results could be posted upon the village community notice boards. The survey was completed in March 2006, after two years of effort. As yet the results have not been submitted to the local communities. Review by the local communities will precede the formal Public Hearing process.

The Environment Department of the Government is required to conduct a review of the minor modifications and improvements to the project description contained in the Environmental Impact Assessment, which was approved in 2001.  This review cannot commence until completion of the aforementioned survey. The Department has also requested notification from the DPIM of an approved Mine Plan which details how the Company will mine and process the deposit.

The stakeholder research and the public hearing have prescribed maximum durations. These periods can be shortened by the Government as part of the approval process. Once these prescribed activities commence and if they each take their maximum duration, the mining license would take up to 200 days to be granted.

The Company continues to work closely with all levels of the provincial and central government to achieve a mining license, but progress has been much slower than anticipated.

The Company’s Udon South project is the only potash project that is fully drilled out and with technical work completed by international consultants and is ready for financing, construction and production.

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

The Company’s plans to develop the Udan South and Udon North Deposits has been suspended by its March 17, 2006 pre-acquisition agreement with SMRT Holdings Ltd., a New Brunswick corporation related to Italian-Thai Development Public Company Limited, a public company domiciled in Thailand.  This agreement is discussed as a subsequent event in the Company’s annual consolidated financial statements for the year ended December 31, 2005 and is filed as a material document on www.sedar.com.

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

▪

The geology of the Udon North Deposit is reasonably understood. The drill core observed by MRDI confirmed the current geological model.

▪

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

▪

The Udon North Deposit resource model was developed using industry-accepted methods. MRDI validated the model estimates and found them to reasonably estimate grade and tonnage.

▪

The Udon North Deposit is estimated to contain mineral resources as shown in the following table.

	Tonnes (M)	%K2O	%MgO Grade	Average Thickness (m)
Indicated Mineral Resources	175	19.0	0.07	12.0
Inferred Mineral Resources	490	16.5	0.07	12.0

Note : Figures have been rounded to three significant numbers

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

Item 5.  Operating and Financial Review and Prospects.

Reference is made to the audited Consolidated Financial Statements of Asia Pacific Resources Ltd. ("APQ" or the "Company") for the year ended December 31, 2005 (“FYE 2005”) and the year ended December 31, 2004 (“FYE 2004’), upon which the following discussion is based. The Consolidated Financial Statements and the notes thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Differences from United States GAAP are recorded in Note 17 to the statements.

5A

Results of Operations

The Company incurred a net loss of $2.9 million or $0.00 per share for FYE 2005, $3.7 million or $0.01 per share for FYE 2004 and $4.8 million or $0.01 per share for FYE 2003. The FYE 2005 loss is a reduction of 21% from FYE 2004, and also down by 39% from FYE 2003.

Interest received was $106,679 in FYE 2005 up from $66,144 in FYE 2004 and up from $93,057 received in FYE 2003.  The higher interest earned on cash balances in FYE 2005 reflects a higher average cash balance in FYE 2005 than in FYE 2004 and a slightly higher average interest rate.  The Company began FYE 2004 with $0.4 million and ended with $7.1 million.  The Company began FYE 2005 with $7.1 million and ended on December 31, 2005 with $2.3 million.

The Company paid bank charges in FYE 2005 of $8,016. In FYE 2004 the Company issued 311,602 common shares in payment of accrued interest of $31,160 in respect of the Olympus convertible loans and paid bank charges of $7,762. During FYE 2003 the Company incurred no interest costs but paid bank charges of $8,145.

The Company’s primary efforts in the past two years have been focused on progressing issues raised in the review of its application for a Mining License.  The Company during this time has been in discussions with several potential partners to secure financing and assistance for development of the project. The Company has responded to due diligence enquires from a number of potential partners and financiers prior to entering into the pre-acquisition agreement on March 17, 2006 - See Item 11 – Proposed Transactions.

The Company has incurred additional accounting, legal, consulting and travel expenses in the process of responding to these due diligence inquiries. Accounting and legal expenses in FYE 2005 increased to $585,722 up from $392,176 in FYE 2004 and down from $680,959 in FYE 2003.

Consulting costs have increased to $1 million in FYE 2005 from $0.7 million in FYE 2004 and $0.8 million in FYE 2003. The Company retained additional consultants to assist in its efforts to secure a Mining License as well as financial advisory fees.  In FYE 2003, $0.3 million was paid to an advisory firm retained to identify and develop international investor interest. This contract ended in 2003.

Promotion and travel costs for FYE 2005 were $0.7 million down from $1.1 million and $1.2 million incurred in FYE 2004 and FYE 2003 respectively.  The expense category includes travel costs, an active public information program in N.E. Thailand and external relations costs relating to working with the government at all levels to process the Company’s Mining License application.

Salary expenses for FYE 2005 increased by 33% to $1.4 million from $1.1 million in FYE 2004 and from $1.3 million in FYE 2003. The increase reflects the annual salary increases for Thailand based staff on January 1, 2005, the impact of recruiting a replacement Vice President Operations in September 2004 on salary for the entire year, higher executive bonus payments in FYE 2005 and additional better qualified Thailand staff for community relations.  The reduction in salary expenses in 2004 compared to 2003 was due to lower bonus payments to executives in 2004.

In accordance with the accounting policy described in Note 2(e) of the Consolidated Financial Statements the Company has recorded a recovery of stock compensation expense of $485,217 (FYE 2004 – recovery of ($127,895, FYE 2003 – expense of $1,055,713).  As explained in Note 7(d) of the Consolidated Financial Statements the recovery of $485,217 is the product of netting a recovery of stock compensation expense of $543,929 against a stock compensation expense of $58,712 for options that vested in FYE 2005.

The net foreign exchange gain for FYE 2005 is $932,000 (FYE 2004 – loss of $43,139, FYE 2003 - $1,001,817).  The future income tax liability recorded on the Company’s balance sheet is denominated in Thai baht but reported in Canadian dollars. At December 31, 2005 the future income tax liability was translated to $13,059,747 compared to $14,231,127 at December 31, 2004, and an unrealized gain of $1,171,380 was recorded accounting for the majority of the gain.  The Canadian Dollar and Thai baht have both appreciated at a similar rate against the US dollar during 2005.

Summary of quarterly results and fourth quarter review

The financial results for each of the eight most recently completed quarters (unaudited) are summarized below:

	3 months ended December 31, 2005	3 months ended September 30, 2005	3 months ended June 30, 2005	3 months ended March 31, 2005	3 months ended December 31, 2004	3 months ended September 30, 2004	3 months ended September 30, 2004	3 months ended March 31, 2004
Total revenues	$21,388	$25,492	$30,351	$29,448	$33,113	$23,233	$8,953	$845
Net profit (loss)	(1,637,673)	(229,995)	137,839	(1,166,837)	(2,496,441)	(133,823)	(254,190)	(801,345)
Net profit (loss) per share	(0.00)	(0.00)	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

In the three months ended December 31, 2005 the Company continued to incur general and administrative expenses consistent with the first nine months of the year.  The fourth quarter reflects the accrual of the annual bonuses for staff and executives.

The Company is an exploration stage enterprise. At this time any issues of seasonality or market fluctuations do not impact it.

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

5B

Liquidity and capital resources

At December 31 2005, the working capital of the Company was $2.0 million compared to $7.0 million at December 31, 2004.  Olympus Capital Holdings Asia I, L.P., the Company’s largest shareholder has informed the Company that they stand ready to provide the Company with debt financing of up to US$3.0 million if needed.

In FYE 2005 the Company received cash proceeds of $399,351 pursuant to the exercise of common share purchase warrants.

Other than for administrative expenditures, the Company will continue to spend funds on the ongoing development of its potash project, responding to issues raised in the review of its application for a Mining License, and on costs relating to the proposed transaction described in Section 11.

Pending the outcome of the Offer announced on March 17, 2006, the Company may continue its fund raising efforts to meet working capital requirements, its obligations on receipt of a Mining License and for subsequent construction of the Udon South mine.

Cash flow from financing activity

In FYE 2005 the Company received cash proceeds of $399,351 pursuant to the exercise of common share purchase warrants   Cash flows from financing activities were $12 million in FYE 2004 compared to $2.2 million in FYE 2003.

On May 27, 2004 the Company completed a private placement of 99,368,500 units, each consisting of one common share and one warrant, at a price of $0.10 per unit for net proceeds of $9,010,945 (gross proceeds of $9,936,850 less cash issue costs of $925,905). Proceeds of the issue are being used for the project’s development. If they are all exercised the warrants would bring $18.3 million of additional equity to the Company, a portion of which is intended to fund the payment to the Thai government of U.S.$5 million, upon receipt of a commercially acceptable mining license.  In addition Olympus advanced the Company $2.8 million (U.S.$2.0 million) in convertible loans  with an interest rate of 5% per annum for working capital purposes , which together with accrued interest was converted into 27,837,602 units.  Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.125 until the earlier of May 26, 2006 and 10 business days following the deemed receipt by the holder of notice from the Company of the issuance of a mining license by the Thai authorities in connection with the Company’s properties relating to the Udon Thani Potash Concession.

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

Cash flow to investing activity

Investing activities with respect to expenditures on the potash concession during FYE 2005 were $0.5 million. This significant reduction from prior years reflects that only site maintenance costs have been incurred by the Company while seeking the Mining License.  The expenditures in FYE 2004 were $1.2 million of which $375,921 was a non-cash charge ascribed to the value of shares and warrants issued pursuant to a success fee in connection with the settlement of the Udon North dispute (see Consolidated Financial Statement Note 7(b)(iv)).  The cash expenditures in FYE 2003 were $2.1 million. The FYE 2005 and FYE 2004 expenditures were related to securing tenure at the Udon North deposit as well as maintenance of the Udon South site.

Cash flows to investing activities were $0.7 million in FYE 2004 compared to $2.2 million in FYE 2003.

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

5D

Trend Information

There is no widely published market information for potash sale prices into South China, which is expected to be the Company’s primary market. The Company has estimated the sales prices from a number of sources at an indicative delivered price (CFR) South China. Prices are estimated to have increased from US$163/tonne in May 2004 to in excess of US$200/tonne currently.  Potash prices have improved significantly in the last 12 months as demand grows, particularly in Asia. The Company views these increases as part of a long-term trend. Total Asian demand is predicted to grow at between 5% and 6% per annum over the next few years, while figures published by the Chinese Academy of Agricultural Sciences predict that Chinese demand will more than double over the next decade.

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

Disclosure of contractual obligations

The Company has the following contractual obligations for payments due:

a)

Lease Commitments

The Company has future minimum payments in respect of lease commitments for office space in Thailand due in 2006 of $60,826.

b)

Payment to Government of Thailand

Pursuant to the Concession Agreement dated November 29, 1994, a fee of US$5.0 million will become payable to the Government of Thailand on receipt of the Mining License for Udon South.

c)

Land purchases

In June and July 2005, the Company’s Thailand subsidiary, APPC, entered into 30 option agreements to purchase additional land within the Udon South mine site. The total land that can be acquired is approximately 0.56 sq. km.

The total purchase price is approximately $1.7 million. An initial deposit of $9,400 was paid on signing which would be deducted from the final purchase price. The options to purchase are renewable every six months on demand by APPC. The eventual purchase of the land must be made by APPC within six months of the receipt of the Udon South Mining License. Each renewal of the purchase options requires a further deposit. In December 2005, the option agreements were extended to June 2006 after payment of a second deposit of $22,000.

Other Contingencies

In addition to the contractual commitments contingency payments include payments to be made under certain circumstances:

(a)

Crew royalty

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain former directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to date, and a royalty payment equal to 1.5% of 75% of the total potash sales from the concession based on the FOB mine price.  Effective December 1, 1994, the Company acquired control of APPC as it had incurred expenditures in satisfaction of the requirements for earning the 75% interest.  Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

(b)

Success fee  - Grant of mining license for Udon South

The Company retained specialist advisors from February 13, 2004 to December 2, 2004 to assist the Company to secure its rights over Udon North under the Concession Agreement and to procure the Mining License for Udon South (“USML”).  On resolution of the Udon North matter these advisors were issued 2,408,163 units in full settlement of their fee for the services rendered.

On January 10, 2005 the Company entered into a new agreement with the specialist advisors to assist the Company to secure an Udon South Mining Lease. The new agreement included a series of milestone events and associated payments leading up to the issue of the USML.    The milestones were not achieved.  The agreement was terminated and the options granted at the initiation of the agreement were cancelled on June 17, 2005.

(c)

Contingency Fee - Chinese sourced financing of project or Company

On August 26, 2004, the Company retained Richina Financial Research Ltd. (“Richina”), as its financial advisor in the People’s Republic of China.  This agreement was terminated on March 24, 2006.  Richina was retained on an exclusive basis, for renewable three month periods, to facilitate one or more direct or indirect investments in the Company, or the Udon South project, by financial and strategic investors from an agreed list of investors.  Richina was paid a monthly retainer of US$20,000 per month (reduced to US$10,000 from November 2005) plus pre-approved expenses.  If the Company completes the transaction detailed in Note 16 before March 24, 2007, the Company will pay Richina a break fee of US$200,000.  Richina are at arm’s length to the Company

(d)

Employment agreements

The Company has agreed with its employees, executives and directors that if they are terminated or asked to resign following a defined change of control transaction  then the Company will be obligated to pay up to US$1.2 million in aggregate as termination payments.  A Change of Control transaction is:

i.

a sale by Olympus Capital Holdings Asia I, L.P. (“Olympus”) to a third party after which sale Olympus shall own less than 20% of the Company’s common shares held by Olympus on October 1, 2005;

ii.

the sale of Company shares to any third party which results in such third party owning or having voting rights to 50% or more of the pro forma issued and outstanding shares of the Company;

iii.

the entering into any merger, plan of arrangement, amalgamation or other business combination which results in the Company’s shareholders having less than 50% of the capital stock in the resulting corporation;

iv.

the sale of 50% or more of the Company’s direct and indirect interests in and rights under the Concession Agreement dated October 4, 1984 between APPC and the Thai Government as amended; and

v.

the sale of existing or newly issued shares in APPC which results in the Company having 50% or less of the voting stock of APPC.

(e)

Success Fee – change of control

The Company has agreed with a number of executives, consultants and directors that on completion of a Change of Control transaction the Company will be obligated to pay up to US$640,000 in aggregate as a success fee.

(f)

Consulting services

On January 4, 2006 the Company retained Acumen Management Limited to provide consulting services, including providing the services of a senior executive to serve as Chief Executive Officer of the Company’s Thai subsidiary, Asia Pacific Potash Corporation.

Under the terms of this contract the Company will pay service fees of up to Baht 20 million (Cdn$568,000) during the first year of the contract.  Baht 5 million (Cdn$142,000) was paid in January 2006.  The balance of Baht 15 million (Cdn$426,000) is payable by the Company based upon the achievement of certain milestones.

In addition, in the event of termination of the consultant’s services by the Company without cause during the first year of the contract, or if terminated following a change of control event, then the Company shall make a one time payment of US$200,000.  Where milestones have not been achieved and service fees remain unpaid at the time of termination such service fees shall no longer be payable.

(g)

Normal course of business

The Company is also party to certain other actions incurred in the normal course of business, none of which management expects to have a material impact on the results of operations or financial position.

Pending the outcome of the Offer made by ITD announced on March 17, 2006, the Company may continue its fund raising efforts to meet working capital requirements, its obligations on receipt of a Mining License and for subsequent construction of the Udon South mine.

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

The details of the Company’s accounting policies are presented in Note 2 to the consolidated financial statements.  The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

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

Stock-based Compensation: For fiscal 2005, the Company followed CICA standard 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year.

Foreign currency translation

The Company uses the Canadian dollar as its functional and reporting currency.  Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company’s integrated subsidiaries, have been translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses have been translated in to Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions.  Exchange gains and losses on translation have been included in the statement of loss.

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

Amendment to Form 20F for the year ended December 31, 2004

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2004, the Company’s management determined that the Company had inappropriately recorded the effect of the conversion, under US GAAP, of U.S.$2.0 million of convertible notes (the “Notes”) together with accrued interest into 27,837,602 units with each unit consisting of a common share and a warrant to acquire a common share.  Pursuant to Emerging Issues Task Force Issue No. 00-27, Application of Issue 98-5 to Certain Convertible Instruments, the Company is required to calculate a beneficial conversion feature on the Notes in the amount of $1,949,766. The resulting discount is recognized as additional interest expense on the date of conversion. Accordingly, Note 17, “Reconciliation between Canadian and United States Generally Accepted Accounting Principles”, in the 2004 audited consolidated financial statements of the Company was restated for the year ended December 31, 2004 from amounts previously reported. The net effect of this adjustment was to increase each of net loss, net comprehensive loss, cumulative net loss and cumulative comprehensive net loss by $1,949,766. There is no net effect on shareholders’ equity.

As a result of this restatement the Company filed an amended Form 20 F/A with the SEC on April 20, 2006 which included the restated 2004 financial statements.

Proposed transactions

On March 17, 2006 the Company announced that it had entered into a pre-acquisition agreement with SRMT Holdings Limited (the “Offeror”), a New Brunswick corporation related to Italian-Thai Development Public Company Limited (“ITD”), a public company domiciled in the Kingdom of Thailand.

Pursuant to the pre-acquisition agreement, and subject to the terms and conditions thereof, the Offeror will make an offer to purchase (the “Offer”) not less than two-thirds of the common shares of the Company (including common shares issuable upon the exercise of outstanding options and warrants) for a price of C$0.1425 per share.  The offer price represents a 35.7% premium to the closing price on the Toronto Stock Exchange on the day before the pre-acquisition agreement was executed.  The Offeror will also offer to purchase the warrants of the Company for a price of $0.0175 per warrant (being the difference between the offer price for the common shares and the exercise price of the warrants).  The warrants currently will expire on May 26, 2006.  However, the pre-acquisition agreement contemplates that the expiry date of the warrants can be extended in certain circumstances, subject to regulatory approval. The Offer will be made for common shares and warrants (collectively the “Sought Securities”) to all holders in Canada, the United States, the Cayman Islands and elsewhere in the Offeror’s discretion.

It has been increasingly apparent that obtaining a mining license for this project in Thailand requires a degree of local knowledge and financial capability which a company like ITD possesses.

Upon successful completion of the Offer, the project will be controlled by a company associated with ITD. ITD has the resources and capability to take the project forward. For Asia Pacific this transaction will allow shareholders to immediately realise value at a premium to market price.

ITD is a pre-eminent Thai and international civil and infrastructure contractor that have over thirty years experience in the mining industry.  They have set high standards for mining works and have been actively pursuing opportunities to participate in mining projects both within Thailand and the neighboring countries.

The obligation of the Offeror to make the Offer is subject to certain conditions precedent including the receipt by the Board of Directors of the Company of an opinion from an independent third party confirming that the Offer is fair from a financial point of view to the shareholders.  Based upon that opinion, the advice of the Company’s outside Canadian counsel and other factors to be described in a directors’ circular to be sent to shareholders, the Board of Directors has unanimously determined that the Offer is fair to the holders of Sought Securities and has determined to recommend in the directors’ circular that holders of Sought Securities accept the Offer.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond current projected expenditures.

Pending the outcome of the Proposed Transaction the Company may continue its fund raising efforts to meet working capital requirements, its obligations on receipt of a Mining License and for subsequent construction of the Udon South mine.

Recent Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation.  SFAS No. 123R will supersede APB Opinion 25, Accounting for Stock Issued to Employees.  SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award.  Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.  SFAS 123R will become effective for all registrants as of the first fiscal year beginning after June 15, 2005. Therefore, the required effective date is January 1, 2006.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29.  The guidance in APB No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle.  This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement will be effective for fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued.  The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R.  We are currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs Applicable to Sales in the same period as the revenue from the sale of inventory.  As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. Adoption of EITF 04-6 will have no impact.

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No. 143.  FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005.  The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections (“SFAS 154”).  SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3.  SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we will adopt this standard on January 1, 2006.  We do not expect that the adoption of SFAS 154 will have a material impact on our consolidated results of operations, financial condition and cash flows.

In June 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, superseding EITF 03-1.  FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance.  FSP 115-1 is effective for reporting periods beginning after December 15, 2005.  Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109.  The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities.  Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.  The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy.  It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized.  The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted).  The comment period ended September 12, 2005.  The Company does not expect the proposed Interpretation to have a material impact on its results.

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R) (“FSP 123(R)-2”).  FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R).  In accordance with this standard a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS No. 123(R), and do not anticipate that the implementation of this Statement will have a significant impact on our results of operations.

In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R).  We are currently evaluating this transition method.

5G

Safe Harbor

Certain statements contained in the foregoing Results of Operations and elsewhere in this Form 20-F constitutes forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

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

Item 6.  Directors, Senior Management and Employees.

6A.

Directors and senior management

Each of the Company’s directors was elected by the Company’s shareholders at an annual general meeting held April 26, 2006 and will serve until the next annual general meeting of shareholders, or until a successor is elected or appointed.  The Board of Directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the Board of Directors.

The following table discloses the name and position with the Company of its directors and executive officers as of April 30, 2006, together with business experience and principal business activities performed outside of the Company (including in the case of directors other principal directorships).

Name	Principal Business Activities Outside the Company and Business Experience	Served as a Director/ Officer Since
JOHN G. BOVARD Director	President and Chief Executive Officer of the Company since April 2002; General Manager – Resources for Multiplex Constructions Pty. Ltd., from March 1991 to April 2002 Currently a director of Greenwich Resources PLC and Danae Resources NL	2002
ROBERT G. CONNOCHIE Director	Mining Industry Consultant since April 2002; President and Chief Executive Officer of the Company from March 2001 to January 2002.	1995
LEE A. GRABER Director	Mining Industry Consultant since November 2003. Director of Chaco Resources PLC, Tenke Mining Corp and AuEx Ventures, Inc.	2002
EDAN LEE Director	Chairman of the Company since April 1, 2002. Managing Director, Olympus Capital Holdings Asia	2002
DANIEL MINTZ Director	Founding Managing Director, Olympus Capital Holdings Asia. Director of Convergys Broadband Asia Ltd.	2002
ARTHUR J. ROTH Director	Fertilizer Industry Consultant	2002
ROBERT SCOTT Chief Financial Officer and Corporate Secretary	Chartered Accountant (Institute of Chartered Accountants in England and Wales) and contract executive. Previously with Reuters Ltd. from 1985 to 2001 including Finance Director, Reuters Asia from 1995 to 1999.	2002
KEITH CROSBY Vice-President – Exploration	Vice President Exploration of the Company and APPC. Senior Geologist of the Company; previously Manager, Geotechnical and Engineering, Metallurgy and Research and Development for IMC.	2000
MARK WILLIAMS Vice President Operations	Vice President Operations of the Company and APPC. Chief Operating Officer, Datamat DBA, Thailand (2003 to 2004) and General Manager, Orica Explosives, Thailand (2002 to 2003)	2004

Name	Principal Business Activities Outside the Company and Business Experience	Served as a Director/ Officer Since
PRAPHANT ASAVA-AREE Chief Executive Officer for Asia Pacific Potash Corporation Ltd.	Thai businessman.	2006

6B.

Compensation of Directors and Officers

Summary compensation table

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" ("Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2005 and the other three most highly compensated executive officers of the Company as at December 31, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table
NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options /SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
John Bovard President CEO	2005 2004 2003	US$288,037 US$305,922 US$279,178	US$50,000 US$36,000 US$40,000	US$18,000(1) US$18,000(1) US$18,000(1)	- - -	N/A N/A N/A	- - -	- - -
Robert A. Scott, Chief Financial Officer and Corporate Secretary	2005 2004 2003	US$162,050 US$144,900 US$145,850	- - -	US$12,000(2) US$12,000(2) -	100,000 (5) 100,000 (5) 100,000 (5)	- - -	- - -	C$9,500 (5) C$33,000 (5) -
Matthew Blackwell(4) Vice President Operations	2004 2003	US$103,841 US$149,053	US$9,307 US$12,342	- -	- -	- -	- -	- -
Keith Crosby, Vice President Exploration and Development	2005 2004 2003	C$145,294 C$144,951 C$143,832	C$11,124 -	C$6,605 C$9,381(3) C$11,000(3)	- - -	- - -	- - -	- - -
Mark Williams (5) Vice President, Operations	2005 2004	US$196,025 US$61,784	US$15,975 US$9,307	$- $-	- 1,000,000	- -	- -	- -

(1)  For car allowance

(2)  For housing allowance.

(3)  Disturbance allowance for overseas travel.

(4)  Mathew Blackwell was employed from October 2002 to August 2004.

(5)  Mark Williams was employed from September 2004.

(6) Compensation expense of C$33,000 was recorded as the deemed value of 200,000 Shares issued to Robert Scott as additional compensation for services performed in 2003 and 2004. Compensation expense of C$9,500 was recorded as the deemed value of 100,000 Shares issued to Robert Scott as additional compensation for services performed in 2005.

The Company has a shareholder approved stock option plan for the granting of incentive stock options to officers, employees and directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the optionees and to closely align the personal interests of such persons to that of the shareholders.

Since April 1, 2002, the Company has paid an annual director’s fee of US$10,000 to Arthur Roth and Lee Graber for their services as directors and since October 1, 2003 to Robert Connochie for his services as a director.  On October 18, 2004 the Board increased the director fees to US$10,000 per annum plus US$800 for each meeting attended.  The remaining directors do not receive any fees for their services as directors.   In addition, each of Arthur Roth, Lee Graber and Robert Connochie are granted stock options of the Company commensurate with his involvement and activity in the Company.  No options were granted by the Company to directors in 2005.

During 2005, the directors were paid direct compensation of US$1,500 per day for special assignments in connection with their work as directors.  The following table sets forth the fees paid or payable to each director for director’s fees and special assignment fees for the financial year ended December 31, 2005.

	Directors Fees US$	Directors Special Assignment Fees US$	Total Compensation US$
Arthur Roth	$14,800	$nil	$14,800
Lee Graber	$14,800	$52,500	$67,300
Robert Connochie	$14,800	$nil	$14,800
Total	$44,400	$52,500	$96,900

The directors who are appointed to the Audit Committee following the annual general meeting of shareholders will not be entitled to receive direct compensation, other than remuneration for acting in their capacities as board or committee members or chairs.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has agreed with certain employees, executives and directors that if they are terminated or asked to resign following a defined change of control transaction  then the Company will be obligated to pay up to US$1.2 million in aggregate as termination payments.  A Change of Control transaction is:

i.

a sale by Olympus Capital Holdings Asia I, L.P. (“Olympus”) to a third party after which sale Olympus shall own less than 20% of the Company’s Shares held by Olympus on October 1, 2005;

ii.

the sale of Company shares to any third party which results in such third party owning or having voting rights to 50% or more of the pro forma issued and outstanding shares of the Company;

iii.

the entering into any merger, plan of arrangement, amalgamation or other business combination which results in the Company’s shareholders having less than 50% of the capital stock in the resulting corporation;

iv.

the sale of 50% or more of the Company’s direct and indirect interests in and rights under the Concession Agreement dated October 4, 1984 between Asia Pacific Potash Corporation (“APPC”) and the Thai Government as amended; and

v.

the sale of existing or newly issued shares in APPC which results in the Company having 50% or less of the voting stock of APPC.

As at December 31, 2005, the Company had employment contracts through management services companies or directly with some Named Executive Officers.

John Bovard’s employment contract with the Company was renewed on April 1, 2005 at an annual base salary of US$310,000 (Asia Pacific Resources Ltd. pays US$250,000 and Asia Pacific Potash Corporation pays Thai Baht 2.25 million equivalent to about US$60,000).  The contract was amended and restated effective October 1, 2005 to an annual base salary of US$147,720 assuming employment at up to ten (10) days per month.  For days exceeding ten days per month the daily rate is US$1,231. Asia Pacific Potash Corporation continues to pay Thai Baht 2.25 million equivalent to about US$60,000.  Mr. Bovard is eligible for an annual performance bonus of US$75,000.  His bonus in fiscal year 2005 was US$50,000, in fiscal year 2004 US$36,000, and in fiscal year 2003 US$40,000.  Mr. Bovard is entitled to receive cash compensation equal to one year base salary at the time of termination if he is terminated without cause.  In the event of a change of control transaction resulting in termination, Mr. Bovard will receive a one-time success fee of US$145,000 together with termination compensation of approximately US$305,000. His full annual bonus of US$75,000 would also be paid.

Mark Williams’ employment contract with the Company was amended and restated effective October 1, 2005.  Mr. Williams’ base salary is US$213,000 (Asia Pacific Resources Ltd. pays US$160,500 and Asia Pacific Potash Corporation pays Thai Baht 1.75 million equivalent to about US$52,500) and he is eligible for an annual performance bonus of US$24,075.  His bonus in fiscal year 2005 was US$15,975 and US$9,307 in fiscal year 2004.  Mr. Williams is entitled to receive cash compensation equal to a minimum of four months base salary at the time of termination if he is terminated without cause and in certain defined circumstances moving expenses of US$10,000.  In the event of a change of control transaction resulting in termination, Mr. Williams will also receive US$102,250 subject to certain defined conditions and the immediate vesting of any stock options.  His full annual bonus of US$24,075 would also be paid.

Keith Crosby has been employed by the Company since 1998 and his employment contract with the Company was formalized on October 1, 2005 at an annual base salary of C$165,315 (Asia Pacific Resources Ltd. pays C$132,252 and Asia Pacific Potash Corporation pays the equivalent of C$33,063 in Thai Baht) and he is eligible for an annual performance bonus of C$19,838.  His bonus in fiscal year 2005 was C$11,124 and no bonus was paid in fiscal years 2004 and 2003.  Mr. Crosby is entitled to receive cash compensation equal to a minimum of three months base salary plus one months base salary for each year of employment at the time of termination if he is terminated without cause.   In the event of a change of control transaction resulting in termination, Mr. Crosby will receive approximately C$138,000.  His full annual bonus of C$19,838 would also be paid.

Robert Scott’s consulting contract with the Company was renewed on October 1, 2005 at a daily rate of US$800 plus US$1,000 per month for accommodation.  If terminated by the Company, Mr. Scott is entitled to receive an amount equal to two times the monthly average of the preceding twelve months earnings, approximately US$29,000.  In the event of a change of control transaction resulting in termination, Mr. Scott will also receive a one-time success fee of US$120,000 and an amount equal to six times the monthly average of the preceding twelve months earnings, approximately US$87,000.

Compensation of Officers

The Company is presently in the development stage of its major asset, being the Udon North and Udon South potash deposits in northeast Thailand.  The primary method of compensating executives is through salary and the granting of incentive stock options, which is designed to provide the incentive to executives to increase shareholder value.

The Board of Directors (the “Board”) reports on such remuneration as follows:

 “During the Company’s last financial year the executive compensation was materially unchanged from the previous year.  The Company is presently in the development stage of its major asset, being the Udon North and Udon South potash deposits in northeast Thailand.  The primary method of compensating executives is through salary, performance bonuses and the granting of incentive stock options, which are designed to provide the incentive to executives to increase shareholder value.

The Board recognized the need to establish termination payments for certain directors, officers and consultants on a change of control as well as certain success fees representing the efforts required to  successfully achieve a change of control transaction.

The Board determines the compensation of the Company’s executive officers.  The primary factor in determining the remuneration of the executive officers was the level of compensation necessary to attract and retain managers with the necessary experience and ability in their respective fields.  Minor emphasis was given to the stock options held by these executive officers (which did not change during the financial year).  A bonus of US$50,000 was awarded to John Bovard being two-thirds of the total annual performance bonus he is eligible for.  The bonus was determined in consideration for the accomplishment of management objectives agreed pursuant to a formal process taking in to account the plans and strategies of the Company.

The Company’s executive compensation policies are designed to recognize and reward individual performance as well as provide a competitive level of compensation.  The Company’s relative compensation position is determined by comparison to companies of a similar size, similar business complexity and financial standing.  The Board assesses results fairly and regularly in light of expected Company performance and looks to align pay incentives with the short and long-term interests of the Company’s shareholders.”

Dated this 22nd day of March 2006

(signed)	Edan Lee	(signed)	John Bovard
	Director		Director
(signed)	Daniel Mintz	(signed)	Robert Connochie
	Director		Director
(signed)	Lee Graber	(signed)	Arthur Roth
	Director		Director

6C.

Board Practices

The Directors of the Company are elected at each annual general meeting of shareholders and hold office until the next Annual General Meeting, unless they resign prior to such Meeting.  All of the Company's Directors have served since April 2, 2002, except Robert Connochie who was elected in 1995.  The Company’s annual general meeting was held April 26, 2006, at which time all six of the current directors were re-elected.  The position of Chairman of the Board of the Company is separate from that of the CEO.

The incumbent Chairman is not a member of the Company’s management.  See Item 6A Directors and Senior Management.

In the event of a change of control transaction, Robert Connochie, Arthur Roth and Lee Graber, directors of the Company, will each receive US$140,000.  In addition, Mr. Graber will receive a success fee of US$200,000 and Edward Dever, a consultant, will receive a success fee of US$100,000.

Corporate Governance Disclosure

Canada’s National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of six directors, two of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110.  Robert Connochie and Arthur Roth are independent.  John Bovard is not independent as he is the President and CEO of the Company.  Edan Lee, Chairman, Lee Graber and Daniel Mintz are not independent as they are the nominee directors of Olympus, which is the Company’s major shareholder.

The Board has functioned, and is of the view that it can continue to function, independently of management as required. The Board has on a number of occasions met without management present. Generally given management representation on the Board and having regard to the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company’s operations be present during important Board decisions. Notwithstanding the foregoing, if the Board was of the opinion that it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board’s overall relationship with management.

Management Supervision by Board

The size of the Company is such that all the Company’s operations are conducted by a small management team which has one representative on the Board.  The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management.    Further supervision is performed through the Audit Committee which is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the following table:

Name of Director	Name of Reporting Issuer
Lee A. Graber	AuEx Ventures, Inc. Tenke Mining Corp.
John Bovard	Danae Resources NL Greenwich Resources PLC

Participation of Directors in Board Meetings

In the year ended December 31 2005, six board meetings were held and all directors attended all meetings.

Board Mandate

The Board has not adopted a Board mandate The Board acknowledges its responsibility for the stewardship of the Company by participating in strategic planning and by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing and implementing a strategic plan. In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans and each quarter monitors the performance of management in relation to the strategic and operational objectives set out in the annual budget.

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

The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management.   The Board establishes overall hiring policies and takes into account employment history that poses potential conflicts of interest.  The performance of executive management is annually measured against pre-set objectives and the performance of mining companies of comparable size and stage of development. The Board takes responsibility for selecting, evaluating and compensating the Chief Executive Officer and other senior officers and reviews management succession planning. The training and development of personnel is generally left to management.

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

The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company’s internal control and management information systems. The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

Position Descriptions

The Company has not formally developed a position description for the Chairman or the Chairman of each Board committee. There is a position description for the President/CEO. The Board is satisfied that each of the Chairman and the President/CEO are fully aware of their responsibilities and those matters which are within their mandates. The Company has deliberately separated the roles of CEO and Chairman to provide more independence in the decision making processes of the Company. The Board is responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

Orientation and Continuing Education

The Company does not have a formal process of orientation and education for new members of the Board, as all Board members currently have considerable experience as members of the boards of other public companies and are knowledgeable of the Company’s business.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Company has adopted a Code of Conduct (the "Code") that is posted on its website at www.appc.co.th.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board.  The Board also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code.  If ever required, the Board will keep a record of departures from the Code and waivers requested and granted and can confirm that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

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

Compensation of Directors and the CEO

Board members are presently compensated in the manner described under “Compensation of Directors” and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to boards of similar companies.

The Chairman negotiates any changes in the compensation of the CEO in consultation with the independent directors and subject to approval by the Board.

To determine compensation payable, the independent directors review compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the independent directors annually review the performance of the CEO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

As the directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of directors, the Board has determined that beyond the Audit Committee, additional committees are not necessary at this stage of the Company’s development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company’s development.  The Board conducts informal annual assessments of the Board’s effectiveness, the individual directors and the Audit Committee.  To assist in its review, the Board conducts informal surveys of its directors.  As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee is currently composed of three directors, Edan Lee, Arthur Roth and Robert Connochie, none of whom are officers and two of whom are independent.  The Company is relying on the exemption in subsection 3.3(2) (Controlled companies) of Multilateral Instrument 52-110  in that Edan Lee is a beneficial owner and Managing Director of Olympic Capital Holdings Asia, a company that controls Olympus Capital Holdings Asia I, LP, the Company’s largest shareholder. The board has determined in its reasonable judgment that Mr. Lee is able to exercise the impartial judgment necessary for him to fulfill his responsibilities as an audit committee member and the appointment of him to the Company’s Audit Committee is required by the best interests of the Company and its shareholders.  Pursuant to the exemption Mr. Lee does not act and will not act as chair of the audit committee.  All members of the Audit Committee are financially literate and two are financial experts.  The terms of reference of the Audit Committee are set out in their entirety under Item 16A – Audit Committee Financial Expert.

The Company has no other committees of members of the Board of Directors at this time.

6D.

Employees

As at December 31, 2005, the Company and its subsidiary APPC had one employee based in Canada and 29 permanent and 15 contract employees in Udon Thai, Thailand.

6E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6 B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Shares held at February 28, 2006	Number of Options outstanding at February 28, 2006	Exercise Price	Expiry Date
John Bovard	Nil	8,844,500	$0.1089	September 9, 2007
Robert Scott	300,000	-	-	-

Name	Number of Shares held at February 28, 2006	Number of Options outstanding at February 28, 2006	Exercise Price	Expiry Date
Keith Crosby	23,600	950,000	$0.1089	September 9, 2007
Mark Williams	-	1,000,000	$0.1000	September 6, 2009

Item 7.  Major Shareholders and Related Party Transactions.

7A

Major Shareholders.

The following are the beneficial owners of 5% or more of the common shares of the Company:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Olympus Capital Holdings Asia I, LP Michael Plouf	277,860,391 44,487,500	46.4% 7.4%

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

7B.

Related party transactions

Related party transactions include consulting and management fees of $360,953 for the year ended December 31, 2005 (year ended December 31, 2004 - $404,784; year ended December 31, 2003 - $428,150) paid and accrued to directors and officers or companies controlled by or affiliated to directors and officers.  These amounts are recorded at the exchange amount based on the amounts paid to the parties.

The directors, senior officers and principal shareholders of the Company and associates or affiliates of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated within the three year period prior to the date hereof which will materially affect the Company or any of its subsidiaries, except as stated elsewhere in this Annual Report, the Consolidated Financial Statements for the year ended December 31, 2005 or as indicated below.  Also see Item 6B

There are no outstanding loans or guarantees made by the Company to or for the benefit of any of the directors or senior officers of the Company, a shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or an associate or affiliate of any of the foregoing persons, or any other persons, other than as specifically stated elsewhere in this document.

7C.

Interests of Experts and counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 8.  Financial Information.

8A.

Consolidated Statements and Other Financial Information.

See Item 17 for details of the Company’s audited financial statements for the years ended December 31, 2005 and December 31, 2004, are included herewith together with the auditor’s reports for each of these periods.

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

Item 9.  The Offer and Listing.

A.

Offer and Listing Details

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, is only required to report on the high and low sale prices for the common shares on the Toronto Stock Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years (in Canadian dollars) as follows:

	Calendar 2005 (Quarters)				Calendar 2004 (Quarters)				Calendar Year Ended
	1st	2nd	3rd	4th	1st	2nd	3rd	4th	2003	2002	2001
High	$0.185	$0.155	$0.130	$0.105	$0.265	$0.160	$0.155	$0.175	0.285	0.90	2.00
Low	$0.145	$0.120	$0.090	$0.095	$0.120	$0.090	$0.090	$0.120	0.045	0.14	0.82

	February 2006	January 2006	December 2005	November 2005	October 2005
High	$0.135	$0.135	$0.115	$0.110	$0.105
Low	$0.100	$0.100	$0.095	$0.095	$0.095

As at February 28, 2006 the closing market price of the common shares on the Toronto Stock Exchange was $0.115.

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

(b)

Pursuant to an agreement dated January 10, 2005 and a new agreement dated March 24, 2005, the Company retained PAG Partners Limited and PAG Worldwide Limited (“PAG”), respectively, to assist the Company to secure an Udon South Mining Lease. The new agreement includes a series of milestone events leading up to the public consultation process, after which the Minister of Primary Industry and Mines of Thailand is expected to make a decision on the Udon South Mining Lease Application.  This contract terminated on September 30, 2005.

(c)

On August 26, 2004, the Company retained Richina Financial Research Ltd. (“Richina”), as its financial advisor in the People’s Republic of China.  Richina is retained on an exclusive basis, for renewable three month periods, to facilitate one or more direct or indirect investments in the Company, or the Udon South project, by financial and strategic investors from an agreed list of investors.  Richina is paid a monthly retainer of US$20,000 per month plus pre-approved expenses.  Richina will be paid a milestone fee of US$300,000 upon the Company signing a Conditional Commercial Contract (“CCC”) with a PRC Investor.  If Richina arranges for an equity investment by PRC Investors involving the purchase of outstanding common shares, Richina will be paid a cash success fee ranging from 2.5% to 5% of the value of the equity consideration less all monthly retainer fees and milestone fees previously paid.  If the Company completes a transaction with an investor(s) before a CCC is signed with a PRC Investor(s) the Company will pay Richina a break fee of US$200,000.  If the Company terminates a signed CCC between the Company and a PRC Investor to enter into a transaction with another party the Company will pay Richina a break fee of US$500,000, in addition to a milestone fee and the monthly retainer fees paid.  Richina are at arm’s length to the Company.

(d)

On January 4, 2006 the Company retained Acumen Management Limited to provide consulting services, including providing the services of a senior executive to serve as Chief Executive Officer of the Company’s Thai subsidiary, Asia Pacific Potash Corporation.

Under the terms of this contract the Company will pay service fees of up to Baht 20 million (Cdn$568,000) during the first year of the contract.  Baht 5 million (Cdn$142,000) was paid in January 2006.  The balance of Baht 15 million (Cdn$426,000) is payable by the Company based upon the achievement of certain milestones.

In addition, in the event of termination of the consultant’s services by Asia Pacific Resources Ltd. without cause during the first year of the contract, or if terminated following a change of control event, then the Company shall make a one time payment of US$200,000.  Where milestones have not been achieved and service fees remain unpaid at the time of termination such service fees shall no longer be payable

(e)

On March 17, 2006 the Company announced that it had entered into a pre-acquisition agreement with SRMT Holdings Limited, (the “Offeror”) a New Brunswick Corporation related to Italian-Thai Development Public Company Limited (“ITD”), a public company domiciled in the Kingdom of Thailand., for a cash takeover.

Subject to the terms and conditions of the pre-acquisition agreement the Offeror will make an offer to purchase not less than two-thirds of the common shares of the Company, including common shares issuable upon the exercise of outstanding options and warrants) for a price of Cdn$0.1425 per share.  The Offeror will also offer to purchase the warrants of the Company for a price of Cdn$0.0175 per warrant, being the difference between the offer price for the common shares and the exercise price of the warrants, which currently expire on May 26, 2006.

Upon successful completion of the offer, the Udon Thani potash project would be controlled by a company associated with ITD.

The Board of Directors of the Company has given unanimous support to the proposed offer, which requires the tendering of at least two-thirds of the Company’s stock to the bid and customary regulatory approvals.

If the Company receives an unsolicited written bona fide Competing Proposal, as defined in the agreement, and the board of directors of the Company determines in good faith that the Competing Proposal is a Superior Proposal, the Company is required to promptly notify the Offeror and is required to provide the Offeror the right, for five business days, to match the Superior Proposal by increasing the consideration payable under the Offer so as to equal or exceed the consideration under the Superior Proposal.  Failing the Offeror matching the Superior Proposal, the board of directors of the Company will have the right to proceed with the Superior Proposal and terminate the pre-acquisition agreement, subject to the payment to the Offeror of a termination fee of $3 million (the “Asia Pacific Termination Fee”).

The pre-acquisition agreement may be terminated in certain specified circumstances which are usual for agreements of its type.  However, termination in certain circumstances will require the payment of the $3 million Asia Pacific Termination Fee or a termination fee by the Offeror.  The Asia Pacific Termination Fee will be payable, among other things, if (i) the board of directors of the Company fails to unanimously determine that the Offer would be in the best interests of the Company, determine that the Offer is fair to security-holders from a financial point of view and recommend acceptance of the Offer to security-holders, withdraws or modifies any of the foregoing determinations or recommendation, approves or recommends a Competing Proposal or Superior Proposal, or permits or causes the Company to enter into an agreement with respect to a Competing Proposal or Superior Proposal; (ii) a Competing Proposal or Superior Proposal is publicly announced or made and the board of directors of the Company fails to reaffirm its recommendation within three business days of the end of the five business day matching period and, if applicable, in a directors' circular within 10 days after the mailing of such Competing Proposal, the board of directors of the Company withdraws or modifies its recommendation of the Offer in a manner adverse to the Offeror or the Offer; (iii) the Company breaches in a material respect the No Shop Covenant; or (iv) the Company takes any action or fails to take any action relating to its covenants in the pre-acquisition agreement that would or would be reasonably likely to impair the availability to the Offeror of the increases in the adjusted cost base of the shares of certain subsidiaries of the Company.

The Offeror will be required to pay the Company: (i) a termination fee of $1,500,000 if the Offeror fails to make the Offer in accordance with the prescribed time period (other than by reason of the non-fulfillment of a condition precedent to making the Offer); and (ii) a termination fee of $3,000,000 if the Offeror makes the Offer but subsequently withdraws it in circumstances where none of the Asia Pacific Termination Fee events have occurred or all conditions to the obligation of the Offeror to take up and pay for Sought Securities under the Offer have been met or waived but the Offeror fails to take up and purchase Sought Securities deposited under the Offer in accordance with applicable securities laws; subject to the limitation that the maximum termination fee the Offeror will be liable for is Cdn$3,000,000.

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

Dividends on Common Shares

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada.  The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is also a corporation that owns at least 10% of the voting stock of the payor corporation.

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

Copies of any documents referred to in this Annual Report and filed with the SEC can be viewed at the Company's Canadian office during normal business hours by giving 48 hours notice to the Assistant Corporate Secretary at Unit 1 – 15782 Marine Drive, White Rock, B.C. V4B 1E6 Canada.

I.

Subsidiary Information.

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

The Company is susceptible to fluctuations in foreign exchange rates, with regard the costs of the development of its potash project in Thailand.  The Company does not use derivative instruments in order to reduce its exposure to exchange risk.  Its operational costs are in Canadian and U.S. Dollars and Thai Baht.

At December 31, 2005 the majority of the Company’s consolidated cash treasury of Cdn $2.3 million was held in United States denominated dollars.

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

Not applicable

PART II

Item 13.  Defaults, Dividend Arrears and Delinquencies.

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

Item 16.

Item 16A   Audit Committee financial expert

Messrs. Edan Lee is considered by the Company to be a financial expert. As a financial expert he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Lee does not have an accounting designation; instead his expertise is derived from his role as Managing Director of Olympus Capital Holdings Asia, where he is responsible for equity investments made throughout the region.  Mr. Lee’s experience also includes the development and financing of a number of infrastructure projects in China and strategy consulting in the U.S. and Australia.

The other members of the Company’s audit committee are Robert Connochie, Chairman and Arthur Roth. Although not “financial experts” they are financially literate in that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Connochie and Mr. Roth both have many years experience in the international mining industry.

Mr. Connochie has over 30 years experience in the international mining industry during which he participated in the development of several major projects. His most recent positions have included Chairman of Canpotex, President of Potash Company of America and Vice President, Corporate Development of Rio Algom Limited

Mr. Roth has over forty years of experience in the marketing and distribution of potash, phosphate and nitrogen fertilizers in the U.S. and international markets. In the course of his career, Mr. Roth has held senior management positions with International Minerals & Chemical Corporation (IMC Global), AMAX Chemical Corporation and Helm Fertilizer Corporation. As the principal of A. J. Roth & Associates, Lakeland, Florida, Mr. Roth presently serves the fertilizer industry as an independent consultant dealing with the development of new projects, marketing and bulk commodity distribution studies and strategies, and facility acquisitions and divestitures.

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

•

compliance with all the laws and regulations identified in the code of ethics;

•

corporate opportunities and conflicts of interest;

•

the quality of the public disclosures;

•

the protection and appropriate use of the Company’s properties;

•

the protection of confidential information and property;

•

fair behaviour; and

•

compliance with insider trading and corrupt practices legislation.

Copies of any documents referred to in this Annual Report and filed with the SEC can be viewed at the Company's Canadian office during normal business hours by giving 48 hours notice to the Assistant Corporate Secretary at Unit 1 – 15782 Marine Drive, White Rock, B.C. V4B 1E6 Canada.

Item 16C    Principal accountant fees and services

At the annual meeting held on April 15, 2005, the shareholders appointed Deloitte & Touche, Chartered Accountants (“Deloitte”), to serve as the independent auditors for the 2005 fiscal year. Deloittes acted as the Company’s independent auditor for the fiscal years ended December 31, 2004 and 2003. The chart below sets forth the total amount billed the Company by Deloitte for services performed in the fiscal years 2005 and 2004, and breaks down these amounts by category of service in CDN$.

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

"Tax Fees" are fees for professional services rendered by Deloitte for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services billed by Deloitte in each of the last two fiscal years for audit and non-audit related services are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004
Audit fees	C$65,000	C$58,000
Audit related fees(1)	C$72,508	C$27,500
Tax fees(2)	C$177,578	C$6,450

(1)  Review of Form 20-F and US GAAP reconciliation and other audit and regulatory related advisory services

(2)  Review of corporate tax returns and other tax consulting relating to proposed transaction

(3)  Due diligence related financial work

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

Audited consolidated financial statements for the years ending December 31, 2005, 2004, and 2003 are included herewith, together with the auditor’s reports for each of these periods.

The consolidated financial statements as required under Item 17 are found immediately following the text of this Annual Report.  The report of Deloitte & Touche LLP, independent Chartered Accountants, is included herein immediately preceding the audited consolidated financial statements.

Audited Financial Statements are attached as Schedule A to this 20-F Annual Report:

Report of Auditors, dated March 24, 2006

Consolidated Balance Sheets at December 31, 2005 and December 31, 2004.

Consolidated Statements of Loss and Deficit for the years ended December 31, 2005, 2004 and 2003 and cumulative from inception to December 31, 2005.

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 and cumulative from inception to December 31, 2005.

Notes to Consolidated Financial Statements.

Item 18.  Financial Statements.

The Company has responded to Item 17.

Item 19.  Exhibits

1.1 (1) Articles of Incorporation
4.1 (2) Consulting Agreement on a success fee basis with Richina Financial Research Ltd. dated August 26, 2004
4.2 (2) Pre-acquisition agreement with SRMT Holdings Limited and the Company dated March 17, 2006
12.1 Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2 Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1 Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2 Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

(1)

Incorporated by reference to exhibits filed as part of the Company’s Annual Report filed with the Securities and Exchange Commission for the fiscal year ended February 28, 2002 on July 24, 2002.

(2)

Incorporated by reference to exhibits filed as part of the Company’s Annual Report filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2004 on April 11, 2005.

(3)

Incorporated by reference to exhibits filed as part of the Company’s 6K filing filed with the Securities and Exchange Commission on March 24, 2006.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC RESOURCES LTD.
/s/ John G. Bovard (Signature)
John G. Bovard Its: Chief Executive Officer

Date:

May 11, 2006

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1 (1)	Articles of Incorporation
4.1 (2)	Consulting Agreement on a success fee basis with Richina Financial Research Ltd. dated August 26, 2004
4.2 (2)	Pre-acquisition agreement with SRMT Holdings Limited and the Company dated March 17, 2006
12.1	Certification of Chief Executive Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to s.302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to s.906 of the Sarbanes-Oxley Act of 2002

(1)

Incorporated by reference to exhibits filed as part of the Company’s 20-F Annual Report filed with the Securities and Exchange Commission for the fiscal year ended February 28, 2002 on July 24, 2002.

(2)

Incorporated by reference to exhibits filed as part of the Company’s Annual Report filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2004 on April 11, 2005.

(3)

Incorporated by reference to exhibits filed as part of the Company’s 6K filing filed with the Securities and Exchange Commission on March 24, 2006.

 74